Filed by Powerwave Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Powerwave Technologies, Inc.
Commission File No. 000-21507

As filed with the Securities and Exchange Commission on March 26, 2004

Registration No. 333-112182

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POWERWAVE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3663	11-2723423
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1801 E. St. Andrew Place

Santa Ana, California 92705

(714) 466-1000

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Bruce C. Edwards

President and Chief Executive Officer

Powerwave Technologies, Inc.

1801 E. St. Andrew Place

Santa Ana, California 92705

(714) 466-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nick E. Yocca, Esq.	Scott D. Miller, Esq.
Mark L. Skaist, Esq.	Sullivan & Cromwell LLP
Stradling Yocca Carlson & Rauth	1870 Embarcadero Road
660 Newport Center Drive, Suite 1600	Palo Alto, California 94303-3308
Newport Beach, California 92660	(650) 461-5600
(949) 725-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED MARCH 26, 2004

Dear Powerwave and US LGP Allgon Shareholders:

On behalf of the Board of Directors of Powerwave Technologies, Inc., we are pleased to deliver this Proxy Statement/Prospectus in relation to the proposed combination of LGP Allgon Holding AB, a company incorporated in Sweden, with Powerwave. Powerwave is offering to exchange 1.1 shares of its common stock for each LGP Allgon share that is validly tendered and not properly withdrawn. In addition, Powerwave is offering LGP Allgon shareholders the opportunity, under a cash alternative to receiving common stock, to elect for all or a specified number of their LGP Allgon shares to be acquired for SEK 61.87 in cash per LGP Allgon share. The cash alternative is subject to an aggregate maximum of $125 million. If holders of LGP Allgon shares elect, in the aggregate, to receive more than $125 million, then such elections shall be subject to proration, as discussed in this Proxy Statement/Prospectus. Our common stock trades on the Nasdaq National Market under the symbol “PWAV.” On March 25, 2004, the last reported sale price of our common stock was $7.37 per share, or SEK 56.31 per share, based on the SEK/USD exchange rate of SEK 7.64 to $1.00 on that date.

Completion of the combination of Powerwave and LGP Allgon requires the approval by Powerwave’s shareholders of the issuance of that number of shares of our common stock necessary to consummate the proposed acquisition of LGP Allgon, such acquisition to be effected through an exchange offer for all of the outstanding shares of LGP Allgon, referred to as the Exchange Offer; and the approval by Powerwave’s shareholders of an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 135,000,000 to 250,000,000. Powerwave’s Board of Directors has scheduled a Special Meeting of its shareholders to obtain these approvals on April 27, 2004. We currently estimate that the consummation of the Exchange Offer in accordance with its terms will require the issuance of not more than 54,600,000 shares of our common stock. Approval of the issuance of our common stock requires the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Special Meeting and entitled to vote thereon, provided that a quorum consisting of a majority of the shares of our common stock entitled to vote is present in person or by proxy. Approval of the amendment of our Amended and Restated Certificate of Incorporation requires the affirmative vote of a majority of the shares entitled to vote, which is a majority of the shares of common stock of Powerwave outstanding as of the record date.

Our obligation to pay for and to exchange our common stock for LGP Allgon common stock is also subject to the conditions listed under “Conditions to the Exchange Offer.” The Proxy Statement/Prospectus also describes the business to be transacted at the Special Meeting and provides information about us, about LGP Allgon and our proposed combination with LGP Allgon that Powerwave’s shareholders should know when they vote their shares and that the LGP Allgon shareholders in the United States and LGP Allgon shareholders that are US persons should know when they decide whether or not to tender their shares in the Exchange Offer. The section entitled “Risk Factors” beginning on page 21 of this Proxy Statement/Prospectus contains a description of some of the risks that you should consider in evaluating our proposed combination with LGP Allgon. We urge you to read this entire Proxy Statement/Prospectus carefully.

Powerwave’s Board of Directors has unanimously approved the Exchange Offer and the issuance of up to 54,600,000 shares of our common stock pursuant to the Exchange Offer. Accordingly, Powerwave’s Board of Directors unanimously recommends that Powerwave shareholders vote “for” approval of the issuance of up to 54,600,000 shares of Powerwave’s common stock pursuant to the Exchange Offer and “for” approval of the amendment to Powerwave’s Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 135,000,000 to 250,000,000 shares.

LGP Allgon’s Board of Directors has announced it has unanimously recommended that shareholders of LGP Allgon accept the Exchange Offer.

If you are a Powerwave shareholder, whether or not you plan to attend the meeting, your vote is very important. Please sign and submit your proxy as soon as possible so that your shares can be voted at the Special Meeting in accordance with your instructions. Powerwave shareholders can vote their Powerwave shares via the Internet, by telephone, or by mailing the enclosed proxy card. Instructions for using these convenient services appear on the instructions on the enclosed proxy card. On behalf of Powerwave, we look forward to seeing our shareholders at the Special Meeting and we thank you for your support.

Sincerely,

Bruce C. Edwards
President and Chief Executive Officer
Powerwave Technologies, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

The date of this Proxy Statement/Prospectus is March 26, 2004, and it is first being mailed or otherwise delivered to

Powerwave shareholders on or about March 29, 2004 and to those LGP Allgon shareholders that are in the United States or that are US persons on or about April 2, 2004

POWERWAVE TECHNOLOGIES, INC.

1801 E. St. Andrew Place,

Santa Ana, California 92705

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On April 27, 2004

To our Shareholders:

A Special Meeting of shareholders of Powerwave Technologies, Inc., will be held at the principal executive offices of Powerwave at 1801 E. St. Andrew Place, Santa Ana, California 92705, on Tuesday, April 27, 2004 at 9:00 a.m., local time, for the following matters:

(1)  To approve the issuance of up to 54,600,000 shares of Powerwave’s common stock, par value $0.0001 per share, representing the number necessary to consummate our proposed acquisition of LGP Allgon Holding AB, a company incorporated in Sweden, such acquisition to be effected through an exchange offer for all the outstanding shares of LGP Allgon, referred to herein as the Exchange Offer, as required by Nasdaq marketplace rules.

(2)  To approve an amendment to Powerwave’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 135,000,000 to 250,000,000 and the total number of authorized shares of Powerwave’s capital stock from 140,000,000 to 255,000,000.

(3)  To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only Powerwave shareholders of record at the close of business on March 18, 2004, referred to as the Record Date in this Proxy Statement/Prospectus, are entitled to notice of and to vote at the Special Meeting. A list of shareholders as of the Record Date will be available during normal business hours for examination by any shareholder for any purpose germane to the Special Meeting for a period of ten days prior to April 27, 2004, at the principal executive offices of Powerwave Technologies, Inc., 1801 E. St. Andrew Place, Santa Ana, California 92705.

All Powerwave shareholders are urged to attend the meeting in person or by proxy. Your vote is important. Whether or not you expect to attend the meeting in person, please sign and submit your proxy as soon as possible so that your shares can be voted at the Special Meeting in accordance with the instructions on the enclosed proxy card (beneficial owners may vote over the internet, by telephone, or by mailing the enclosed voting instructions). The proxy is revocable and will not affect your right to vote in person in the event you attend the Special Meeting. You may revoke your proxy at any time before it is voted. If you receive more than one proxy card because your shares are registered in different names or at different addresses, please sign and return each proxy card so all your shares will be represented at the Special Meeting. In addition, if you plan to attend the Special Meeting in person, please check the appropriate box so that we can ensure we have proper accommodations.

By Order of the Board of Directors,

Kevin T. Michaels
Senior Vice President, Finance,
Chief Financial Officer and Secretary

Santa Ana, California

This Proxy Statement/Prospectus and the accompanying proxy are first being mailed to Powerwave shareholders on or about March 29, 2004 and US LGP Allgon shareholders on April 2, 2004

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ii

SUMMARY

This section highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To better understand the proposed transactions, you should read this entire Proxy Statement/Prospectus carefully, as well as those additional documents to which we refer you. You may obtain more information by following the instructions in the section captioned “Where you can find more information” on page 118. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary.

Powerwave is offering to acquire all of the outstanding shares of LGP Allgon through two separate offers:

•	a US offer that is open to all holders of shares of LGP Allgon that are either (1) located in the United States or (2) US persons, wherever located, and

•	an international offer that is open to all holders of shares of LGP Allgon that are neither located in the United States nor are, in each case, US persons if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the international offer.

This Proxy Statement/Prospectus relates to the US offer and is not authorized to be distributed to, nor is the offer made pursuant to this prospectus capable of being accepted by, anyone that is not either located in the United States or a US person. Certification to that effect will be required in the letter of transmittal required to be submitted by US LGP Allgon shareholders to accept the US offer.

The Companies

Powerwave Technologies, Inc.

1801 E. St. Andrew Place

Santa Ana, CA 92705

(714) 466-1000

Powerwave is a leading independent supplier of high performance radio frequency power amplifiers. Powerwave designs, manufactures and markets both single carrier and multi-carrier ultra-linear radio frequency power amplifiers. Powerwave’s high performance products are key components in wireless communications networks, including Cellular, PCS and next generation or 3G networks. Powerwave’s mission statement is to be the leading supplier of advanced radio frequency power amplifier solutions for the wireless communications industry. Powerwave’s common stock is traded on Nasdaq under the symbol “PWAV.”

Additional information concerning Powerwave is included in Powerwave’s reports filed under the Exchange Act that are incorporated by reference into this Proxy Statement/Prospectus. See “Where You Can Find More Information” on Page 118.

LGP Allgon Holding AB

Antennvägen 6

SE-187 80 Täby

Sweden

011 46 8 5408 2200

LGP Allgon Holding AB develops, manufactures and markets telecommunications products to improve radio coverage, capacity and data speed in mobile communications networks throughout the world. The product range comprises, among other things, antenna systems, coverage solutions, base-station systems and radio-link systems. LGP Allgon was created from the combination of LGP Telecom Holding AB and Allgon AB in 2003. LGP Allgon is a leading supplier of booster products to operators and repeater systems, and has a strong market position in the fields of base station antennas, tower mounted amplifiers and RF filters for the co-siting of base stations. LGP Allgon is also a contract manufacturer of advanced industrial components for the automotive, food, and other industries. LGP Allgon has approximately 1,550 employees in 13 countries. LGP Allgon is listed on the Stockholmsbörsen, or the Stockholm exchange.

Additional information concerning LGP Allgon is included in “Information Regarding LGP Allgon” on page 86. Also see “Where You Can Find More Information” on page 118.

Why You are Receiving this Proxy Statement/Prospectus

Powerwave Shareholders

Powerwave and LGP Allgon have proposed to combine their businesses in a strategic transaction under which Powerwave will acquire all of the outstanding shares of LGP Allgon. This transaction will be effected through an offer, referred to herein as the Exchange Offer, for all of LGP Allgon’s shares whereby Powerwave offers to exchange 1.1 newly issued Powerwave shares of common stock for each LGP Allgon share. In addition, Powerwave is offering LGP Allgon shareholders the opportunity to elect to take cash for all or a specified number of their LGP Allgon shares in lieu of Powerwave common stock. The amount of cash being offered is fixed at SEK 61.87 per LGP Allgon share, or $8.10 per LGP Allgon share based on the SEK/USD exchange rate of SEK 7.64 to $1.00 on March 25, 2004. This cash alternative is subject to an aggregate maximum of $125 million. The value of 1.1 shares of Powerwave common stock on March 25, 2004, based on the last reported sale price of Powerwave common stock on that date, is $8.11, or SEK 61.94, based on the SEK/USD exchange rate of SEK 7.64 to $1.00 on that date. In order to complete this transaction at the Special Meeting to be held on April 27, 2004, Powerwave shareholders must approve the issuance of shares of common stock in connection with the proposed Exchange Offer and must approve an amendment to Powerwave’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 135,000,000 to 250,000,000 and the total number of authorized shares of Powerwave’s capital stock from 140,000,000 to 255,000,000. Depending on the form of consideration elected by LGP Allgon shareholders and assuming that all outstanding LGP Allgon shares are tendered into the Exchange Offer or acquired under the option agreements, we currently estimate that between 37% and 46% of our estimated total shares of common stock outstanding after the transaction will be held by current LGP Allgon shareholders and that between 63% and 54% of our estimated total shares of common stock outstanding after the transaction will be held by current Powerwave shareholders.

US LGP Allgon Shareholders

This Proxy Statement/Prospectus also describes the Exchange Offer and provides the LGP Allgon shareholders that are located in the United States or that are US persons the means to tender their shares in connection with the Exchange Offer.

Reasons for the Exchange Offer (see “Powerwave’s Reasons for the Exchange Offer” on pages 49-52 and LGP Allgon’s Board of Directors’ Recommendation of the Exchange Offer on pages 61-63)

Powerwave’s offer for LGP Allgon reflects our strategy to extend our reach in the wireless infrastructure market by providing an increased portfolio of radio frequency-based solutions. We believe that this combination will enable us to be one of the key providers of products and solutions to the wireless infrastructure industry. We, along with LGP Allgon management, believe that customers in the wireless infrastructure market can benefit from more complete end-to-end solutions for their complex network requirements. Powerwave and LGP Allgon have highly complementary product portfolios and technologies and a key benefit of the combination will be to expand our product portfolio while leveraging our engineering and design capabilities to provide total radio frequency-based solutions to the wireless infrastructure marketplace. LGP Allgon has stated that its strategic objective is to be a partner to system suppliers and mobile network operators by offering a broad range of products and coverage solutions based on integrated products and systems and that the merger between LGP Telecom and Allgon in 2003 was a step in achieving that objective. LGP Allgon’s Board of Directors has stated that it believes that the combination with Powerwave follows the ongoing trend towards larger companies offering complete product portfolios and that it believes that the combination will create a business with a leading position in the global wireless infrastructure market. After reviewing several strategic alternatives to address the opportunities and challenges facing our industry, the boards of directors of both Powerwave and LGP Allgon concluded that this combination represents an attractive strategic alternative for the respective companies.

What LGP Allgon shareholders will receive in the Exchange Offer (See “Terms of the Exchange Offer” on page 72)

We are offering to exchange 1.1 shares of our common stock for each LGP Allgon share that is validly tendered and not properly withdrawn. Instead of fractional shares of Powerwave common stock, US LGP Allgon shareholders will receive cash. In addition, we are offering LGP Allgon shareholders the opportunity, under a cash alternative to receiving common stock, to elect for all or a specified number of their LGP Allgon shares to be acquired for a fixed amount of SEK 61.87 in cash per LGP Allgon share or $8.10 per LGP Allgon share based on the SEK/USD exchange rate of SEK 7.64 to $1.00 on March 25, 2004. The cash alternative is subject to an aggregate maximum of $125 million and is, therefore, subject to both potential pro-ration and currency exchange rate risk due to the fact that the funds available for the cash alternative are fixed in US Dollars and will be converted to SEK at the completion of the Exchange Offer at the then current exchange rate. The value of 1.1 shares of Powerwave common stock on March 25, 2004, based on the last reported sales price of Powerwave common stock on that date, is $8.11, or SEK 61.94, based on the SEK/USD exchange rate of SEK 7.64 to $1.00 on that date.

Principal Agreements

In accordance with Swedish practice, the parties have not entered into an acquisition agreement. However, the parties have entered into the following agreements in order to facilitate the Exchange Offer:

Non-solicitation Agreement

Powerwave and LGP Allgon have agreed, subject to various limitations, to terminate any discussions with third parties regarding any acquisition proposal of their respective shares or assets. They have also agreed that until the earlier of June 30, 2004 or the date Powerwave completes or withdraws the Exchange Offer, neither party will act in a way intended to adversely affect the completion of the Exchange Offer, or make or encourage inquiries or participate in discussions regarding transactions that may compete with the Exchange Offer. If either party violates this agreement, it must pay the other party a cost reimbursement payment of $4 million. Please see “Principal Agreements” on page 82 and “Annex C—Non-Solicitation Agreement.”

Option Agreements

On November 30, 2003, Powerwave entered into option agreements, containing identical terms, with each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallstrom & Co AB and Dag Tigerschiöld, representing in the aggregate approximately 19% of the outstanding LGP Allgon shares. The option agreements grant Powerwave the right to purchase each share of LGP Allgon held by each such person for 1.1 newly issued shares of Powerwave common stock, subject to upward adjustment if the purchase price of LGP Allgon shares in connection with the Exchange Offer is increased during the nine months following commencement of payment of consideration under the Exchange Offer. This purchase would be caused by, and made in connection with, the Exchange Offer. The option agreements do not provide for cash payments to any of the LGP Allgon shareholders party to them.

Powerwave can only exercise the options if

•	the Board of Directors of LGP Allgon does not withdraw or materially adversely modify its recommendation to its shareholders in respect of the Exchange Offer; and

•	the Exchange Offer is implemented no later than June 30, 2004.

Further, following the implementation of the Exchange Offer and exercise of the options, Powerwave must hold more than 50% of the outstanding votes of LGP Allgon’s stock at the expiration of calendar year 2004.

See “Principal Agreements” on page 82 and “Annex D—Form of Option Agreement.”

Lock-up Agreements

On November 30, 2003, Powerwave entered into lock-up agreements, containing identical terms, with each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallstrom & Co AB and Dag Tigerschiöld. The agreements provide that for a period beginning on the date these shareholders become beneficial owners of the Powerwave common stock and ending six (6) months after the date of commencement of settlement of consideration in the Exchange Offer, the above mentioned LGP Allgon shareholders will not sell or otherwise transfer, hedge, or short sell the Powerwave shares that they receive upon Powerwave’s exercise of the options described above. See “Principal Agreements” on page 82 and “Annex E—Form of Lock-up Agreement.”

Comparison of Powerwave and LGP Allgon Shareholder Rights

LGP Allgon is incorporated under the laws of the Kingdom of Sweden and Powerwave is incorporated under the laws of the State of Delaware. If LGP Allgon shareholders participate in the Exchange Offer and receive Powerwave shares in exchange for their LGP Allgon shares, they will become Powerwave common shareholders. LGP Allgon’s shareholders’ rights are governed by Swedish law. Once they become Powerwave common shareholders, their rights as such will be governed by the Delaware General Corporation Law and by Powerwave’s certificate of incorporation and bylaws. There are material differences between the rights of LGP Allgon shareholders and Powerwave common shareholders, resulting from differences in the respective governing documents and the applicable law, which are described in the section “Comparison of Powerwave and LGP Allgon Shareholder Rights” on page 108.

Nasdaq Listing

The shares of Powerwave common stock issued to the US shareholders of LGP Allgon will be US Powerwave shares and will not be registered with the VPC in Sweden. As of the closing of the Exchange Offer, all of the shares of Powerwave common stock issued to the LGP Allgon shareholders in the Exchange Offer and under the Option Agreements will have been approved for listing on the Nasdaq National Market and trading in such shares is expected to be effective upon issuance. US LGP Allgon shareholders who wish to trade their Powerwave shares on the Nasdaq National Market may do so without having to first register their Powerwave shares as US Powerwave shares. See “Nasdaq National Market Listing—Trading in Powerwave Shares on Nasdaq.”

Financial Opinion of Deutsche Bank (Page 52)

In connection with the proposed transaction, Powerwave’s financial advisor, Deutsche Bank Securities Inc., or “Deutsche Bank,” delivered a written opinion to Powerwave’s Board of Directors that the Exchange Offer consideration to be paid by Powerwave was fair, from a financial point of view, to Powerwave. The full text of Deutsche Bank’s written opinion, dated November 30, 2003, is attached to this Proxy Statement/Prospectus as Annex A. Powerwave encourages Powerwave shareholders to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Deutsche Bank’s opinion is addressed to Powerwave’s Board of Directors and does not constitute a recommendation to any Powerwave shareholder as to how such shareholder should vote with respect to the issuance of the additional shares of our common stock related to the Exchange Offer or any other matter.

Opinion of Merrill Lynch International, Financial Advisor to LGP Allgon (Page 63)

In connection with the proposed transaction, LGP Allgon’s financial advisor, Merrill Lynch International, delivered its written opinion to LGP Allgon’s Board of Directors to the effect that, as of November 30, 2003 and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the exchange ratio of 1.1 pursuant to the Exchange Offer was fair from a financial point of view to LGP Allgon’s shareholders. The full text of Merrill Lynch’s opinion, dated November 30, 2003, is attached to this Proxy

Statement/Prospectus as Annex B. Each LGP Allgon shareholder should read Merrill Lynch’s opinion in its entirety. Merrill Lynch’s opinion was intended solely for the use and benefit of LGP Allgon’s Board of Directors in its evaluation of the proposed combination of LGP Allgon and Powerwave, which is referred to as the transaction, and was not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of LGP Allgon, Powerwave or any other party. Merrill Lynch’s opinion does not address the merits of the underlying decision by LGP Allgon to engage in the transaction, and does not constitute a recommendation to any shareholder as to whether that shareholder should tender its shares pursuant to the Exchange Offer or elect the cash alternative pursuant to the Exchange Offer.

Governmental and Regulatory Matters (Page 79)

The parties have received approval from all necessary public authorities for the consummation of the Exchange Offer. The parties have filed mandatory pre-closing notifications with, and obtained the approval of, the Finnish Competition Authority. The parties made the filings to obtain approval of the Exchange Offer under Finnish law on December 23, 2003 and received approval on January 13, 2004. The parties also are required to make, and have made notification filings concerning the Exchange Offer with the Brazilian Competition Authority. The approval of the Exchange Offer by the Brazilian Competition Authority is not a condition to the closing of the Exchange Offer. For a detailed discussion of regulatory matters, please see the section captioned “Governmental and Regulatory Matters.”

Appraisal Rights (Page 79)

Under Delaware law and our Amended and Restated Certificate of Incorporation, Powerwave shareholders are not entitled to any rights to seek appraisal of their shares, or to exercise any preemptive rights, in connection with the proposed transactions. Under Swedish law, if Powerwave acquires more than 90% of LGP Allgon’s shares, any LGP Allgon shareholders who did not tender their shares in the Exchange Offer will have the right to compel Powerwave to acquire their LGP Allgon shares for cash under compulsory acquisition proceedings. For a detailed discussion of Swedish compulsory acquisition proceedings, please see the section captioned “Special Considerations—Compulsory Acquisition Proceedings.”

Material United States Federal Income Tax Considerations to Powerwave’s Shareholders (Page 79)

There are no material U.S. federal income tax consequences to current Powerwave shareholders that will result solely from our issuance of additional shares of our common stock in the Exchange Offer.

Material United States Federal Income Tax Considerations to LGP Allgon’s US Shareholders (Page 80)

The material U.S. federal income tax consequences to LGP Allgon’s US shareholders that will result from the Exchange Offer are described in the section entitled “Material United States Federal Income Tax Considerations.”

Accounting Treatment of the Proposed Acquisition of LGP Allgon (Page 79)

The proposed acquisition of LGP Allgon will be accounted for using the purchase method of accounting following accounting principles generally accepted in the United States. For a more detailed discussion of the anticipated accounting treatment, please see the section captioned “Anticipated Accounting Treatment.”

Ownership of Directors and Officers

As of March 18, 2004, directors, officers and their affiliates beneficially owned 1,917,249 shares of Powerwave common stock, or approximately 3% of the total common stock outstanding. The required vote for the issuance of additional Powerwave shares is the affirmative vote of a majority of the Powerwave shares represented in person or by proxy at the meeting and entitled to vote on the proposal by proxy. The required vote for the amendment of Powerwave’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock is the affirmative vote of a majority of the shares of common stock outstanding as of the record date.

QUESTIONS AND ANSWERS

What information is contained in these materials?

The information included in this Proxy Statement/Prospectus relates to the proposals to be voted on at the Special Meeting of shareholders of Powerwave related to the proposed acquisition of LGP Allgon, along with information on the voting process and where to find additional information. Also included are pro forma condensed combined financial information for Powerwave and LGP Allgon related to the proposed acquisition, information on LGP Allgon, a proxy card and a return envelope, as well as information and transmittal materials providing the means for LGP Allgon shareholders to tender their shares in connection with the Exchange Offer.

QUESTIONS AND ANSWERS ABOUT THE POWERWAVE SPECIAL MEETING

When and where will the Special Meeting be held and what business will occur at the meeting?

Our Special Meeting of shareholders will be held at the offices of Powerwave located at 1801 E. St. Andrew Place, Santa Ana, California, on Tuesday, April 27, 2004, at 9:00 a.m. At the Special Meeting, Powerwave shareholders will consider and vote upon the issuance of up to 54,600,000 shares of our common stock in connection with the proposed offer for all the outstanding shares of LGP Allgon and to approve an amendment to our Amended and Restated Certificate of Incorporation to increase the amount of our authorized common stock. You do not need to be present at the Special Meeting to have your vote counted. By utilizing any one of the various voting procedures described in this Proxy Statement/Prospectus prior to the date of the Special Meeting, your vote will be counted and included in the final results.

How does Powerwave’s Board of Directors recommend that Powerwave shareholders vote with respect to the proposals?

Powerwave’s Board of Directors recommends a vote “for” approval of the issuance and exchange of up to 54,600,000 shares of Powerwave’s common stock and “for” approval of the amendment to increase the number of authorized shares of Common Stock under Powerwave’s Amended and Restated Certificate of Incorporation from 135,000,000 to 250,000,000. Please see the sections captioned “Proposal One” and “Proposal Two” on pages 36 and 37.

Why is it important for Powerwave shareholders to vote?

Powerwave cannot complete the Exchange Offer without, in the case of Proposal One, the approval of a majority of the shares of Powerwave common stock represented in person or by proxy and entitled to vote on the proposal or, in the case of Proposal Two, the approval of a majority of the shares of common stock of Powerwave outstanding as of the record date.

Why are Powerwave shareholders being asked to approve the issuance of shares of common stock and the amendment to the certificate of incorporation?

Depending on the form of consideration elected by LGP Allgon shareholders and assuming that all outstanding LGP Allgon shares are tendered into the Exchange Offer, we currently estimate that between 37,800,000 shares and 54,600,000 shares of our common stock, or between 37% and 46% of our estimated total shares of common stock outstanding after the transaction, will be issued to LGP Allgon shareholders. The Nasdaq marketplace rules require the approval of our shareholders prior to the issuance of additional shares of our common stock in any transaction if:

(1) the common stock has, or will have upon issuance, voting power in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock or

(2) the number of shares of common stock to be issued is, or will be upon issuance, in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

Therefore, your approval is required for Proposal One.

In addition, the number of shares of common stock currently authorized by our Amended and Restated Certificate of Incorporation is insufficient to permit the issuance of the number of shares likely to be necessary to effect the Exchange Offer. Therefore, your approval of Proposal Two to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock is also required for completion of the Exchange Offer.

Who may vote at the Special Meeting?

The shares of common stock of Powerwave constitute the only class of securities entitled to notice of, to attend and to vote at the Special Meeting of Powerwave shareholders. Only shareholders of record at the close of business on March 18, 2004, the record date for the meeting, are entitled to receive notice of and to participate in the Special Meeting. As of March 18, 2004, there were 63,477,844 shares of common stock issued and outstanding. If you were a shareholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

Are there different voting procedures depending on how I hold my Powerwave shares?

Most shareholders of Powerwave hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your Powerwave shares are registered directly in your name with Powerwave’s transfer agent, U.S. Stock Transfer Corporation, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Powerwave. As the shareholder of record, you have the right to grant your voting proxy directly to Powerwave or to vote in person at the Special Meeting. Powerwave has enclosed a proxy card for you to use.

Beneficial Owner

If your Powerwave shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Special Meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. The voting instruction card provides various alternative voting methods, such as via the Internet, by telephone or by mail.

How many votes may a shareholder cast?

At the Special Meeting, each Powerwave shareholder will be entitled to one vote per share of common stock owned by such shareholder as of the record date.

How can I vote my shares in person at the Special Meeting?

Shares held directly in your name as the shareholder of record may be voted in person at the Special Meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the Special Meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the Special Meeting. Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares in person.

How can I vote my shares without attending the Special Meeting?

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the Special Meeting. You may vote your directly held shares by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank or nominee following the instructions on the form included with this package.

What vote is required to approve each item?

In order to conduct business at the Special Meeting, a quorum must be present. The holders of a majority of the shares of common stock entitled to vote at the Special Meeting, either present in person or represented by proxy, constitutes a quorum under Powerwave’s bylaws. We will treat shares of our common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Special Meeting for the purposes of determining the existence of a quorum. If a quorum is not present, it is expected that the Special Meeting will be adjourned or postponed to solicit additional proxies.

Approval of the proposal for the issuance and exchange of up to 54,600,000 shares of common stock in relation to the proposed acquisition of LGP Allgon requires the affirmative vote of a majority of the shares of Powerwave common stock represented in person or by proxy and entitled to vote on the proposal.

Approval of the proposal to increase the number of authorized shares of common stock from 135,000,000 to 250,000,000 requires the affirmative vote of a majority of the shares of Powerwave common stock outstanding as of the record date.

What does it mean if I receive more than one proxy or voting instruction card?

It means that your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

May I change my vote after I have given it?

You may change your proxy instructions and your vote at any time prior to the vote at the Special Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date, which automatically revokes the earlier proxy, and delivering such new proxy to the Secretary of Powerwave either by mail or by calling the phone number or accessing the Internet address listed on the proxy card or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not cause your previously granted proxy to be revoked unless you specifically request to do so. For shares held beneficially by you, you may accomplish this by submitting new voting instructions to your broker, bank or nominee.

Who bears the cost of soliciting proxies?

We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We have retained the services of MacKenzie Partners, Inc. to aid in the solicitation of proxies from banks, brokers, nominees and intermediaries. We estimate that we will pay MacKenzie a fee of $7,500 for its services, plus out of pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

How are votes counted?

For both proposals, you may vote “for”, “against” or “abstain.” If you “abstain,” it has the same effect as a vote “against.” If you do not sign and send in your proxy card, do not vote using the telephone or Internet, or do not vote at the Special Meeting, it will not affect the outcome of the proposal for the issuance and exchange of up to 54,600,000 shares of common stock, assuming that there is a quorum, but it will have the effect of a vote “against” the proposal to increase the number of authorized shares of Powerwave common stock. If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board described in this proxy. Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

If my shares are held in “Street Name” by my broker, will my broker vote my shares for me?

Your broker will vote your shares only if you provide instructions on how to vote. Included with this package, you should have received from your broker a voting instruction card with instructions on how to vote your shares and how to provide instructions to your broker on how you want your shares voted. If you have any questions regarding the procedures necessary for your broker to vote your shares, you should contact your broker directly. Please instruct your broker as to how you would like him or her to vote your shares following the procedures on the instruction card. If you do not instruct your broker how to vote your shares, your shares will not be voted by your broker.

What do Powerwave shareholders need to do now?

After carefully reading and considering the information contained in this Proxy Statement/Prospectus, you should either complete, sign and date your proxy card and voting instructions and return them in the enclosed postage-paid envelope, by phone or by the Internet as provided for on the voting instruction card included in this package, or vote in person at the Special Meeting. You can simplify your voting and save Powerwave expense by either voting via the Internet or calling the toll-free number listed on the proxy card. Please vote your shares as soon as possible so that your shares will be represented at the Special Meeting.

Where can I find the voting results of the Special Meeting?

We will announce preliminary voting results at the Special Meeting and we will issue a press release with the final results after the Special Meeting is completed. In addition, we will publish the final results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2004.

What will happen if Proposal One or Proposal Two is not approved?

If either proposal is not approved, the Exchange Offer with LGP Allgon cannot proceed. If Proposal One is not approved, we cannot issue the additional shares of our common stock pursuant to applicable Nasdaq Marketplace Rules. If Proposal Two is not approved, we will not have a sufficient number of authorized shares of our common stock to issue shares in the Exchange Offer.

Are there risks associated with this proposed transaction? (See “Risks Relating to the Proposed Exchange Offer” on pages 21-26)

Yes. The combined company may not achieve the expected benefits of this transaction because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 21 of this Proxy Statement/Prospectus. In deciding whether to approve the increase in Powerwave’s authorized shares and the issuance of additional shares of Powerwave’s common stock in connection with the Exchange Offer, Powerwave urges you to carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Does LGP Allgon’s Board of Directors recommend that LGP Allgon shareholders accept the Exchange Offer?

LGP Allgon’s Board of Directors has announced that it has unanimously recommended that the LGP Allgon shareholders accept the Exchange Offer. Please see the section captioned “LGP Allgon’s Board of Directors Recommendation of the Exchange Offer” on page 61.

How was the amount of the cash alternative being offered to the LGP Allgon shareholders in the Exchange Offer set?

The amount of cash offered per LGP Allgon share under the cash alternative is fixed at SEK 61.87. This amount is equal to the value of 1.1 shares of Powerwave common stock, based on the closing price of Powerwave common stock on November 28, 2003, which was the last trading day before the date on which the Exchange Offer was publicly announced, and based on the currency exchange rate of SEK 7.55 to $1.00 on November 28, 2003.

How do LGP Allgon shareholders tender their shares in the Exchange Offer (See “ Acceptance” on page 73)

LGP Allgon shareholders that are either located in the United States or that are US persons must carefully read the section of this Proxy Statement/Prospectus entitled “Terms of the Exchange Offer” and must complete the acceptance form which is attached as an exhibit to this Proxy Statement/Prospectus.

Are there any conditions to the Exchange Offer? (See “Conditions to the Exchange Offer” on page 72)

The Exchange Offer is subject to the following conditions:

(1) that Powerwave, through the Exchange Offer and the exercise of the options under the option agreements, becomes the owner of shares representing more than 90% of the shares and votes in LGP Allgon,

(2) that there is no withdrawal or materially adverse modification by LGP Allgon’s Board of Directors of the recommendation that LGP Allgon shareholders accept the Exchange Offer,

(3) that the shareholders of Powerwave adopt a resolution to approve the amendment of Powerwave’s certificate of incorporation to increase the authorized shares of common stock of Powerwave,

(4) that the shares of Powerwave to be issued under the Exchange Offer are approved for listing on Nasdaq,

(5) that Powerwave has not discovered that any information made public by LGP Allgon in any material aspect is inaccurate or misleading,

(6) that all necessary approvals from public authorities, including competition authorities, are obtained,

(7) that the combination of Powerwave and LGP Allgon is not made impossible or significantly impaired by legislation or court action in Sweden or in the United States, and

(8) that no Material Adverse Effect (as defined in the section “Conditions to the Exchange Offer” on page 72) shall have occurred.

Powerwave will issue a press release in the United States and Sweden once these conditions have been satisfied or waived, to the extent that they can be waived. For a more detailed description of the conditions to the Exchange Offer, please see the section captioned “Conditions to the Exchange Offer.” Powerwave may also be required to pay cash to acquire shares in the compulsory acquisition process, the amount of which will depend on the number of shares tendered in the Exchange Offer and the price that is required to be paid pursuant to the Swedish compulsory acquisition proceedings. Powerwave estimates that it may pay as much as approximately $41 million, which is approximately SEK 307 million assuming the cash election price per share of SEK 61.87 translated at the currency exchange rate of SEK 7.55 to $1.00 as of November 28, 2003. This amount represents payout assuming 10% of the LGP Allgon shares are purchased in the compulsory acquisition proceedings. This cash expenditure would normally occur between one and three years after the closing of the Exchange Offer. The actual price per LGP Allgon share purchased pursuant to the compulsory acquisition proceedings is not fixed and could be greater than SEK 61.87 per share, which would cause the total amount payable by Powerwave under the compulsory acquisition proceedings to be greater than $41 million.

How will Powerwave acquire any shares that remain outstanding after the completion of the Exchange Offer?

Following completion of the Exchange Offer, Powerwave intends to initiate compulsory acquisition proceedings under Swedish law. Powerwave intends to offer SEK 61.87 per share, in cash, in these proceedings, which is the cash per share price being offered by Powerwave for the LGP Allgon shares in the Exchange Offer; however, the actual price that Powerwave must pay for these remaining shares will be determined in the compulsory acquisition proceeding and, therefore, may be higher, but may not be lower, than SEK 61.87 per share. For a detailed discussion of Swedish compulsory acquisition proceedings, please see the section captioned “Special Considerations—Compulsory Acquisition Proceedings” on page 78.

Are there risks associated with this proposed transaction? (See “Risks Relating to the Proposed Exchange Offer” on pages 21-26)

Yes. The combined company may not achieve the expected benefits of this transaction because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 21 of this Proxy Statement/Prospectus. In deciding whether to tender LGP Allgon shares in the Exchange Offer, LGP Allgon shareholders should carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

How much of Powerwave will current LGP Allgon shareholders own upon completion of the Exchange Offer?

Immediately following the completion of the Exchange Offer with LGP Allgon shareholders, depending on the form of consideration elected and assuming that all outstanding LGP Allgon shares are tendered into the Exchange Offer and that all options under the option agreements with LGP Allgon shareholders are exercised, we estimate that LGP Allgon shareholders will hold between 37% and 46% of our estimated total shares of common stock outstanding after the Exchange Offer.

When do you expect the Exchange Offer to expire?

It is currently anticipated that the Exchange Offer will expire on April 30, 2004. Promptly following the expiration of the Exchange Offer, Powerwave will issue a press release in Sweden and in the United States, notifying the public of the outcome of the Exchange Offer. For a more complete discussion of the timing of the Exchange Offer, please see the section captioned “The Exchange Offer” on page 43.

When do you expect the Exchange Offer to be completed?

The Exchange Offer will commence on the date that this Proxy Statement/Prospectus is mailed to US LGP Allgon shareholders, or April 2, 2004, and Powerwave and LGP Allgon currently anticipate that the Exchange Offer will be completed on or about April 30, 2004. The initial stage of the Exchange Offer is expected to be completed once we acquire more than 90% of the shares of LGP Allgon. At that time, if required due to less than 100% of the outstanding shares being tendered, we intend to commence compulsory acquisition proceedings to acquire the remaining LGP Allgon shares for cash.

GENERAL

Who can help answer my questions?

Powerwave files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy these reports and other information filed by Powerwave at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like Powerwave, who file electronically with the Securities and Exchange Commission through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The address of this site is http://www.sec.gov.

This Proxy Statement/Prospectus incorporates by reference important business and financial information about Powerwave that is not included in or delivered with this document. You may request this information, which includes copies of Powerwave’s annual, quarterly and special reports, proxy statements and other information, from Powerwave, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Powerwave and LGP Allgon shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them from Powerwave in writing or by telephone at the following address or telephone number:

Powerwave Technologies, Inc.

1801 E. St. Andrew Place, Santa Ana, California 92705

Attention: Investor Relations

Phone: (714) 466-1000; Fax: (714) 466-5801

In addition, Powerwave provides copies of its Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and makes electronic copies of its most recently filed reports available through its website at www.powerwave.com as soon as reasonably practicable after filing such material with the SEC.

For a more detailed description of the information incorporated by reference into this Proxy Statement/Prospectus and how you may obtain it, see “Where You Can Find More Information” on page 118 and “Incorporation by Reference” on page 119.

Powerwave shareholders who have questions about the Special Meeting, how to vote or revote their proxy, or the Exchange Offer to LGP Allgon shareholders, or who need additional copies of this Proxy Statement/Prospectus, should contact:

MacKenzie Partners, Inc. 105 Madison Avenue – 14th Floor New York, New York 10016 (800) 322-2885 Toll Free (212) 929-5500 email: Proxy@mackenziepartners.com

US LGP Allgon shareholders who have questions about the Exchange Offer should contact:

Mangold Fondkommission AB Return Envelope 122 360 900 Box 19546 SE-104 32 Stockholm 011 468 5030 1550 www.mangold.se

If you would like to request additional copies of the Proxy Statement/Prospectus from Powerwave, please do so before April 20, 2004 in order to receive them before the Special Meeting.

You must request any information no later than five business days before the date on which you must make your investment decision, which is April 20, 2004, for Powerwave shareholders and April 23, 2004 for US LGP Allgon shareholders.

SELECTED HISTORICAL FINANCIAL DATA

Powerwave

The following table sets forth a summary of selected historical consolidated financial data of Powerwave for each of the years in the five year period ended December 28, 2003. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of Powerwave. The operating results for the fiscal year ended December 28, 2003 are not necessarily indicative of the results for any future period. See the section “Where You Can Find More Information” on page 118.

	Fiscal Years Ended
	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000	January 2, 2000
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$239,069	$384,889	$300,293	$447,422	$292,547
Operating income (loss)	$(55,824)	$3,910	$(37,615)	$64,717	$28,725
Net income (loss)	$(32,859)	$4,111	$(20,512)	$45,653	$20,265
Basic earnings (loss) per share	$(0.51)	$0.06	$(0.33)	$0.75	$0.34
Diluted earnings (loss) per share	$(0.51)	$0.06	$(0.33)	$0.71	$0.33
Basic weighted-average common shares	64,667	65,485	64,197	61,953	58,480
Diluted weighted-average common shares	64,667	66,230	64,197	65,313	60,671

Consolidated Balance Sheet Data:
Cash and cash equivalents	$260,528	$162,529	$123,171	$128,733	$76,671
Working capital	$280,245	$218,504	$186,255	$196,733	$118,566
Total assets	$466,257	$369,173	$363,017	$393,797	$223,038
Long-term debt, net of current portion	$130,000	$—	$239	$42	$—
Total shareholders’ equity	$271,037	$325,661	$316,235	$316,272	$169,779

LGP Allgon

The following table sets forth a summary of selected historical consolidated financial data of LGP Allgon, for each of the years in the five year period ended December 31, 2003. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of LGP Allgon. This information has been prepared in accordance with generally accepted accounting principles in Sweden, or Swedish GAAP. The table also sets forth for the two year period ended December 31, 2003 a summary of selected historical financial data of LGP Allgon, presented in conformance with US GAAP. For a quantative reconciliation of net income (loss) and shareholders’ equity to US GAAP for the years ended December 31, 2003, 2002 and 2001, and a discussion of significant differences between Swedish GAAP and US GAAP as they relate to the LGP Allgon financial statements, please refer to Note 28 of the LGP Allgon consolidated financial statements for the year ended December 31, 2003 included elsewhere in this Proxy Statement/Prospectus. The operating results for the fiscal year ended December 31, 2003 are not necessarily indicative of the results for any future period. See the section “Where You Can Find More Information” on page 118.

	Fiscal Years Ended December 31,
	2003	2002	2001	2000	1999	2003	2002
	Swedish GAAP					US GAAP
	(in SEK millions, except share and per share data)
Consolidated Statements of Operations Data:
Net Sales	2,112.8	1,378.6	1,134.7	1,299.0	549.8	2,087.1	1,300.1
Operating income (loss)	(111.9)	29.1	(27.2)	188.3	105.7	(170.9)	10.2
Net income (loss) from continuing operations	(117.9)	4.4	(36.3)	124.4	71.5	(173.0)	(10.3)
Net income (loss)	(117.9)	4.4	(36.3)	124.4	71.5	(207.9)	(13.4)
Basic earnings (loss) per share from continuing operations	(2.58)	0.15	(1.31)	4.48	7.94	(3.79)	(0.44)
Diluted earnings (loss) per share from continuing operations	(2.58)	0.15	(1.31)	4.48	7.94	(3.79)	(0.44)
Basic earnings (loss) per share	(2.58)	0.15	(1.31)	4.48	7.94	(4.55)	(0.44)
Diluted earnings (loss) per share	(2.58)	0.15	(1.31)	4.48	7.94	(4.55)	(0.44)
Basic weighted-average common shares (millions)	45.7	30.3	27.8	27.8	9.0	45.7	30.3
Diluted weighted-average common shares (millions)	45.7	30.3	27.8	27.8	9.0	45.7	30.3

Consolidated Balance Sheet Data:
Cash and cash equivalents	110.3	45.8	54.1	54.8	21.8	110.3	45.8
Working capital	479.7	270.8	249.8	312.2	119.8	481.9	270.4
Total assets	2,219.2	1,507.8	1,492.7	1,478.5	584.5	2,350.3	1,523.1
Long-term debt, net of current portion	151.6	101.3	153.0	214.1	94.4	151.6	101.3
Total shareholders’ equity	1,322.6	1,047.1	1,049.6	928.6	346.4	1,453.7	1,064.1

EXCHANGE RATE INFORMATION

Unless otherwise indicated, all dollar amounts in this Proxy Statement/Prospectus are expressed in US Dollars. The following table shows the rates of exchange for a Swedish kronor, or SEK, per US Dollar in effect at the end of certain periods. The high and low rates of exchange for the periods and the average rate of exchange for the periods are also shown.

	Fiscal Years Ended
	Years Ended December 31,
	2003	2002	2001	2000	1999
High for period	8.81670	10.76600	11.04800	10.36780	8.69780
Low for period	7.21750	8.73310	9.27860	8.28840	7.67450
Average for period	8.08262	9.72114	10.33446	9.16812	8.27175
End of period	7.24490	8.74660	10.57100	9.41580	8.52710

In this Proxy Statement/Prospectus, amounts stated in US Dollars and derived from SEK and amounts stated in SEK and derived from US Dollars, unless otherwise indicated, have been translated at a fixed rate, solely for convenience. These translations should not be construed as a representation by Powerwave that SEK amounts actually represent these US Dollar amounts, or vice versa, or that a conversion could be made at the rate indicated, or any other rate, or at all. Certain amounts and percentages included in this Proxy Statement/Prospectus have been rounded and accordingly may not add up to the totals.

SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected Unaudited Pro Forma Combined Financial Information of Powerwave and LGP Allgon were derived from the consolidated financial statements of Powerwave, LGP Allgon, and Allgon AB, acquired by LGP Telecom on March 31, 2003, and should be read in conjunction with these financial statements and the notes thereto, included or incorporated by reference elsewhere in this Proxy Statement/Prospectus. Please note that the fiscal period end dates are those of Powerwave, which have been combined with the calendar period end dates utilized by LGP Allgon. For purposes of the Pro Forma Combined Financial Information, LGP Allgon and Allgon AB financial information has been translated into US Dollars and is based on US GAAP.

The selected Unaudited Pro Forma Combined Operating Information for the year ended December 28, 2003 gives effect to the Exchange Offer and the acquisition of Allgon AB by LGP Telecom as if they had occurred on December 30, 2002, the first day of the period. The selected Unaudited Pro Forma Combined Balance Sheet Information as of December 28, 2003 gives effect to the Exchange Offer as if it had occurred on December 28, 2003. The selected Unaudited Pro Forma Combined Financial Information does not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the Exchange Offer. Two pro forma transaction scenarios are presented: Minimum Equity Issuance and Maximum Equity Issuance. The Minimum Equity Issuance scenario is based upon the assumption that the cash consideration in the Exchange Offer is fully-subscribed, the minimum number of shares necessary to allow for compulsory acquisition proceedings under Swedish law (more than 90% of total shares outstanding) are purchased by Powerwave in the Exchange Offer and under the Option Agreements and the remaining outstanding shares (less than 10%) are purchased for cash at the initial offer price SEK 61.87 (or $8.195 assuming an exchange rate of SEK 7.55 to $1.00) pursuant to compulsory acquisition proceedings under Swedish law. The Maximum Equity Issuance scenario is based upon the assumption that 100% of the outstanding shares of LGP Allgon are tendered into the Exchange Offer or acquired under the Option Agreements and that all LGP Allgon shareholders elect to receive Powerwave common stock in the Exchange Offer. The selected Unaudited Pro Forma Combined Financial Information is based on estimates and assumptions that are preliminary and does not purport to represent what Powerwave’s results of operations or financial position actually would have been if the Exchange Offer referred to herein had been consummated on the date or for the periods indicated or what such results will be for any future date or any future period. You should read this summary together with “Unaudited Pro Forma Condensed Combined Financial Statements,” and the accompanying notes thereto, beginning on page F-1.

	Year Ended December 28, 2003
	Maximum Equity Issuance	Minimum Equity Issuance
	(in thousands, except per share data)
Unaudited Pro Forma Combined Operating Information:
Net sales	$525,523	$525,523
Operating loss	$(74,921)	$(74,921)
Net loss	$(53,548)	$(54,825)
Basic loss per share	$(0.45)	$(0.53)
Diluted loss per share	$(0.45)	$(0.53)

Unaudited Pro Forma Combined Balance Sheet Information:
Cash and cash equivalents	$265,647	$99,978
Working capital	$339,848	$174,179
Total assets	$974,329	$808,660
Long-term debt, net of current portion	$150,925	$150,925
Shareholders’ equity	$656,525	$490,856

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table presents unaudited loss per share data and net book value per share data for each stand-alone company on a historical basis, unaudited loss per share and net book value per share data for the combined company on a pro forma basis and unaudited loss per share and net book value per share for LGP Allgon on an equivalent pro forma basis. The per common share Unaudited Pro Forma Combined Financial Information is not necessarily indicative of the financial position of the combined company had the Exchange Offer been completed on December 28, 2003 and operating results that would have been achieved by the combined company had the Exchange Offer been completed as of the beginning of the period presented, and should not be construed as representative of future financial position or operating results. The per common share Unaudited Pro Forma Combined Financial Information presented below has been derived from the Unaudited Pro Forma Condensed Combined Financial Statements included in this Proxy Statement/Prospectus.

This information is only a summary and should be read in conjunction with the selected historical financial data of Powerwave and LGP Allgon, the Powerwave and LGP Allgon Unaudited Pro Forma Condensed Combined Financial Statements, and the separate historical financial statements of Powerwave and LGP Allgon and related notes included herein or incorporated by reference into this Proxy Statement/Prospectus.

	For the Year Ended December 28, 2003
	Historical		Pro Forma
			Maximum Equity		Minimum Equity
	Powerwave	LGP Allgon (1)	Powerwave and LGP Allgon	LGP Allgon Equivalent (2)	Powerwave and LGP Allgon	LGP Allgon Equivalent (2)
Net loss from continuing operations per share: Basic and diluted (3)	$(0.51)	$(0.47)	$(0.45)	$(0.49)	$(0.53)	$(0.59)
Book value per share at period end (4)	$4.28	$4.04	$5.57	$6.13	$4.86	$5.34

(1)	LGP Allgon historical income (loss) per share amounts are based on US GAAP and are translated from SEK into US Dollars at the exchange rate of SEK 8.08262 to $1.00, representing the average rate for the year ended December 28, 2003. LGP Allgon historical book value per share is translated at SEK 7.24490 to $1.00, representing the ending rate as of December 28, 2003. The historical results for LGP Allgon do not include the results of Allgon AB for periods preceding its acquisition on March 31, 2003.
(2)	The LGP Allgon equivalent pro forma share amounts are calculated by multiplying the pro forma combined Powerwave and LGP Allgon share amounts by the exchange ratio in the transaction of 1.1 shares of Powerwave common stock for each share of LGP Allgon common stock.
(3)	Net loss per share was calculated by dividing net loss by the weighted average number of shares of Powerwave or LGP Allgon common stock outstanding. For purposes of the Maximum Equity scenario, the combined Powerwave and LGP Allgon pro forma net loss per share has been computed by dividing the pro forma combined Powerwave and LGP Allgon net loss by the pro forma average outstanding shares of 119,258,000, the average number of Powerwave shares outstanding for fiscal year 2003, plus the number of additional Powerwave shares that would be issued under the Exchange Offer or Option Agreements if 100% of the outstanding LGP Allgon shares were tendered solely for Powerwave shares. For purposes of the Minimum Equity scenario, the combined Powerwave and LGP Allgon net loss per share has been computed by dividing the pro forma combined Powerwave and LGP Allgon net loss by the pro forma average outstanding shares of 102,479,000, the average number of Powerwave shares outstanding for fiscal year 2003, plus the number of additional Powerwave shares that would be issued under the Exchange Offer or Option Agreements if the cash alternative were fully subscribed, the minimum number of remaining shares were tendered for Powerwave shares to obtain more than 90% ownership, and the remaining less than 10% of the outstanding LGP Allgon shares are acquired for cash pursuant to compulsory acquisition proceedings.

(4)	Book value per share was calculated by dividing shareholders’ equity by the ending number of shares of Powerwave or LGP Allgon common stock outstanding. For purposes of the Maximum Equity scenario, the combined Powerwave and LGP Allgon pro forma book value per share has been computed by dividing the pro forma combined Powerwave and LGP Allgon shareholders’ equity by the pro forma ending outstanding shares of 117,848,000, the ending number of Powerwave shares outstanding, plus the number of additional Powerwave shares that would be issued under the Exchange Offer or Option Agreements if 100% of the outstanding LGP Allgon shares were tendered solely for Powerwave shares. For purposes of the Minimum Equity scenario, the combined Powerwave and LGP Allgon net loss per share has been computed by dividing the pro forma combined Powerwave and LGP Allgon net loss by the pro forma average outstanding shares of 101,069,000, the ending number of Powerwave shares outstanding, plus the number of additional Powerwave shares that would be issued under the Exchange Offer or Option Agreements if the cash alternative were fully subscribed, the minimum number of remaining shares were tendered for Powerwave shares to obtain more than 90% ownership, and the remaining less than 10% of the outstanding LGP Allgon shares are acquired for cash pursuant to compulsory acquisition proceedings.

Neither company paid dividends during the periods indicated.

MARKET PRICE AND DIVIDEND INFORMATION

Powerwave’s common stock is listed on the Nasdaq National Market under the symbol “PWAV.” LGP Allgon Holding AB’s common stock is listed on the Stockholmsbörsen, or the Stockholm exchange, under the symbol “LGPA.” As of March 18, 2004, there were approximately 113 holders of record of Powerwave common stock and approximately 5,000 holders of record of LGP Allgon shares. The table below sets forth, for the calendar quarters indicated, the high and low bid prices per share of Powerwave common stock and LGP Allgon shares, as reported on the Nasdaq National Market and the Stockholmsbörsen, as applicable, and the dividends per share declared on Powerwave common stock and LGP Allgon common stock. All prices are adjusted for applicable stock splits. Powerwave has never paid a cash dividend and does not currently intend to pay any cash dividends.

	Powerwave Common Stock			LGP Allgon Common Stock
	High	Low	Dividends	High	Low	Dividends (1)
2002
First Quarter	$20.77	$12.45	—	SEK 81.00	SEK 45.50	—
Second Quarter	15.50	6.60	—	56.00	20.50	—
Third Quarter	9.12	3.13	—	36.00	20.80	—
Fourth Quarter	7.36	2.62	—	55.50	18.00	—
2003
First Quarter	$6.10	$3.05	—	SEK 39.50	SEK 20.50	—
Second Quarter	7.64	3.11	—	31.00	21.70	—
Third Quarter	10.96	5.15	—	38.60	22.00	—
Fourth Quarter	7.96	6.04	—	61.50	29.00	—

(1)	Under Swedish law, dividends are declared annually at an ordinary shareholders meeting and are payable in respect of the preceding fiscal year.

The following table shows, as of November 28, 2003, the last trading day before the announcement of the proposed transaction, and March 25, 2004, the last practicable trading day before the printing of this Proxy Statement/Prospectus, the closing price per share of Powerwave common stock on the Nasdaq National Market and the closing price per share of LGP Allgon common stock on the Stockholmsbörsen. This table also includes the equivalent price per share of LGP Allgon common stock on those dates. This equivalent per share price reflects the value of the Powerwave common stock LGP Allgon shareholders will receive for each share of LGP Allgon stock they own and tender if the combination is completed on either of those dates applying the exchange ratio of 1.1 shares of Powerwave common stock for each share of LGP Allgon stock and using the closing sale price of Powerwave common stock on those dates. The table assumes an exchange rate of SEK 7.55 to $1.00 on November 28, 2003 and SEK 7.64 to $1.00 on March 25, 2004.

	LGP Allgon Common Stock		Powerwave Common Stock	Equivalent Price per share of LGP Allgon Common Stock
	SEK	USD	USD	SEK	USD
November 28, 2003	44.80	$5.93	$7.45	61.87	$8.20
March 25, 2004	60.50	$7.92	$7.37	61.94	$8.11

Following completion of the Exchange Offer, the holders of Powerwave common stock will be entitled to receive such dividends as may be declared by the Board of Directors of Powerwave from funds legally available therefor.

LGP Allgon Securities Authorized for Issuance Under Equity Compensation Plans

All option plans under which LGP Allgon shares are reserved for issuance have previously been approved by LGP Allgon shareholders. The following table provides summary information as of December 31, 2003, for all of LGP Allgon’s stock option plans:

Plan Category	Number of Shares of Common Stock to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares of Common Stock Remaining Available for Future Issuance under Stock Option, Warrant or Rights Plans (Excluding Shares Reflected in Column 1)
Approved by shareholders	500,000	SEK 270.00	—
Not approved by shareholders	—	—	—

Total	500,000	SEK 270.00	—

RISK FACTORS

In deciding how to vote your Powerwave shares on the matters described in this Proxy Statement/Prospectus or whether to tender your LGP Allgon shares in the Exchange Offer, you should carefully consider the risks set forth below in addition to the other information contained in this Proxy Statement/Prospectus.

Risks Relating to the Exchange Offer

We may not be able to achieve the anticipated financial and strategic benefits of our proposed combination with LGP Allgon.

Among the factors considered by our Board of Directors in connection with its approval of the Exchange Offer were the anticipated financial and strategic benefits of the combination of Powerwave and LGP Allgon, including the opportunities for cost savings from operational efficiencies and the anticipated increase in sales resulting from the combined efforts of both companies and the combined sales channels. We are not able to guarantee that these savings will be realized within the time periods contemplated or that they will be realized at all. We are not able to guarantee that the combination of Powerwave and LGP Allgon will result in the realization of the full benefits, including increased sales anticipated by the companies.

We may not be able to successfully integrate our business with the business of LGP Allgon.

This transaction involves the integration of two companies based in different countries that previously have operated independently, which is a complex, costly and time consuming process. Following the combination of Powerwave and LGP Allgon, we may encounter difficulties in integrating our operations, technology and personnel with those of LGP Allgon and this may continue for some time. Powerwave management has limited experience integrating operations as substantial and geographically diverse as those of LGP Allgon. The combined company may not successfully integrate the operations of Powerwave and LGP Allgon in a timely manner, or at all. The failure to successfully integrate the two companies’ operations could undermine the anticipated benefits and synergies of the combination, which could adversely affect our business, financial condition and results of operations. The anticipated benefits and synergies relate to cost savings associated with operational efficiencies, greater economies of scale and revenue enhancement opportunities. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a successful integration.

The market price of our common stock may decline as a result of the Exchange Offer.

In connection with the Exchange Offer, we could issue as many as 54,600,000 shares of our common stock to the holders of LGP Allgon stock if all LGP Allgon shareholders elect to tender their LGP Allgon shares in exchange for shares of our common stock. The shares of our common stock issued in the Exchange Offer, subject to the contractual limitations on those persons who executed the lock-up agreements, will be freely-tradable upon consummation of the Exchange Offer. The acquisition of our shares by LGP Allgon shareholders who may not wish to hold shares in a US company, as well as the increase in the outstanding number of shares of our common stock, may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our common stock. In addition, the market price of our common stock may decline following the closing of the Exchange Offer for a number of reasons, including if the integration of LGP Allgon’s business is unsuccessful or we do not achieve the anticipated financial and strategic benefits of our combination with LGP Allgon as rapidly or to the extent anticipated by stock market analysts or investors. The closing price of our common stock was $7.45 on November 28, 2003, the last day of trading prior to the announcement of the proposed Exchange Offer. Since that date, our stock has fluctuated from a low of $6.72 to a high of $11.55. On March 25, 2004, the closing price of our common stock was $7.37.

Our shareholders will suffer immediate and substantial dilution to their equity and voting interests as a result of the Exchange Offer.

In connection with the Exchange Offer, we may issue as many as 54,600,000 shares of our common stock to the holders of LGP Allgon stock if all LGP Allgon shareholders elect to tender their LGP Allgon shares in exchange for shares of our common stock. This means that the LGP Allgon shareholders could own up to approximately 46% of the total number of shares of our outstanding common stock following the Exchange Offer. Accordingly, the Exchange Offer will have the effect of substantially reducing the percentage of equity and voting interest held by each of our current shareholders.

The LGP Allgon shareholders may be able to influence our company significantly following the Exchange Offer.

After the Exchange Offer, former LGP Allgon shareholders could own up to approximately 46% of the total number of shares of our outstanding common stock. While no single LGP Allgon shareholder or affiliated group of LGP Allgon shareholders will own 10% or more of the total outstanding shares of Powerwave after completion of the Exchange Officer, LGP Allgon shareholders as a group may be able to exercise substantial influence on the election of directors and other matters submitted for approval by our shareholders. This potential concentration of ownership of our common stock may make it difficult for our other shareholders to successfully approve or defeat matters submitted for shareholder action. It may also have the effect of delaying, deterring or preventing a change in control of our company without the consent of the LGP Allgon shareholders.

Unanticipated costs relating to the Exchange Offer and resulting combination of LGP Allgon and Powerwave could reduce our future earnings.

We believe that we have reasonably estimated the likely costs of integrating our operations with the operations of LGP Allgon and that such costs will range from $10 million to $15 million. Our objective is to minimize incremental costs of operating as a combined company and we believe that any incremental costs will be offset by cost savings of the combined company. It is possible that unexpected transaction costs, such as taxes, fees or professional expenses, or unexpected future operating expenses, such as increased personnel costs or unexpected severance costs, as well as other types of unanticipated developments, could adversely impact our business and profitability.

The uncertainties associated with our combination with LGP Allgon may cause our customers and LGP Allgon’s customers to delay or defer decisions which may result in the loss of customers and revenues.

Our customers and LGP Allgon’s customers may, in response to the announcement of the Exchange Offer and resulting combination of Powerwave and LGP Allgon, and prior to its effectiveness, delay or defer decisions concerning business with either or both of the companies. Any delay or deferral in those decisions by our respective customers could adversely affect our businesses. For example, either company could experience a decrease in expected revenue as a consequence of such delays or deferrals.

The uncertainties associated with our combination with LGP Allgon may cause LGP Allgon or us to lose key personnel.

Although neither Powerwave nor LGP Allgon have made any staff changes in anticipation of the combination, current and prospective employees of Powerwave or of LGP Allgon may perceive uncertainty about their future role with the combined company until strategies with regard to the combined company are announced or executed. Any uncertainty may affect either company’s ability to attract and retain key management, sales, marketing and technical personnel.

Acquisition-related accounting charges may delay or reduce our profitability.

We are accounting for the acquisition of LGP Allgon as a purchase following accounting principles generally accepted in the United States. Under the purchase method of accounting, the purchase price of LGP

Allgon will be allocated to the fair value of the identifiable tangible and intangible assets and liabilities that we acquire from LGP Allgon. The excess of the purchase price over LGP Allgon’s tangible net assets will be allocated to goodwill and intangible assets. We are required to perform periodic impairment tests on goodwill and certain intangibles to evaluate whether the intangible assets and goodwill that we acquire from LGP Allgon continue to have fair values that meet or exceed the amounts recorded on our balance sheet. If the fair values of such assets decline below their carrying value on our balance sheet, we may be required to recognize an impairment charge related to such decline. We cannot predict whether or when there will be an impairment charge, or the amount of such charge, if any. However, if the charge is significant, it could cause the market price of our common stock to decline.

In addition, we will likely incur an in-process research and development charge and transaction and integration costs in connection with our acquisition of LGP Allgon. As a result, we will incur accounting charges from the combination that may delay and reduce our profitability in the accounting period in which the combination is consummated.

We expect to expend a significant amount of cash in the Exchange Offer, which will partially deplete our cash balance.

We are offering LGP Allgon shareholders the opportunity, under a cash alternative, to elect for all or a specified number of LGP Allgon shares to be acquired for SEK 61.87 in cash per LGP Allgon share. This cash alternative is subject to an aggregate maximum of $125 million. In addition, if we acquire more than 90%, but less than all of the LGP Allgon shares in the Exchange Offer and through the exercise of the options under the option agreements, we intend to purchase the remaining LGP Allgon shares for cash, pursuant to compulsory acquisition proceedings under Swedish law. Assuming more than 90% of the LGP Allgon shares are tendered in the Exchange Offer or acquired under the option agreements and the price that is required to be paid pursuant to the Swedish compulsory acquisition proceedings equals the cash election price, we could be obligated to pay approximately $41 million (approximately SEK 307 million assuming a price per share of SEK 61.87 at the currency exchange rate of SEK 7.55 to $1.00 as of November 28, 2003) for the LGP Allgon shares purchased in the compulsory acquisition. This cash expenditure would normally occur between one and three years after the closing of the Exchange Offer. The actual price per LGP Allgon share purchased pursuant to Swedish compulsory acquisition proceedings, however, is not fixed and could be greater than, but will not be lower than, SEK 61.87 per share. Therefore, the total amount payable by Powerwave under the compulsory acquisition proceedings could be greater than $41 million.

If LGP Allgon shareholders fully subscribe to the cash alternative in connection with the Exchange Offer, and assuming total cash closing expenses of approximately $12 million, we will have approximately $141 million in available cash and cash equivalents, based on the amount of cash and cash equivalents that we and LGP Allgon had as of December 28, 2003, with an obligation to pay an amount in connection with compulsory acquisition procedures within one to three years following the closing of the Exchange Offer. See the risk factor entitled “Powerwave may need additional capital in the future and such additional financing may not be available at favorable terms,” on page 32.

Our indebtedness will increase following the Exchange Offer.

Our indebtedness as of December 28, 2003 was approximately $130 million. Our pro forma total indebtedness as of December 28, 2003, after giving effect to the acquisition of all of the outstanding shares of LGP Allgon, as described in the “Unaudited Pro Forma Condensed Combined Balanced Sheet” on page F-5, is approximately $160 million which represents an increase in indebtedness of approximately 23%. As a result of the increase in debt, demands on our cash resources will increase after the consummation of the Exchange Offer, which could have important effects on an investment in our common stock. For example, the increased levels of indebtedness could:

•	reduce funds available for investment in research and development and capital expenditures; or

•	create competitive disadvantages compared to other companies with lower debt levels.

In addition, our outstanding 1.25% convertible subordinated notes due 2008 are subordinated in right of payment to all of our existing and future senior indebtedness, including any indebtedness of LGP Allgon assumed in connection with the Exchange Offer. Therefore, our assumption of LGP Allgon’s indebtedness in connection with the Exchange Offer could adversely affect our ability to pay our obligations on the convertible notes or incur additional indebtedness, which could have an adverse effect on our liquidity and therefore could have a negative impact on the trading price of our common stock.

Full integration of our operations with LGP Allgon’s operations may not be achieved if we cannot compulsorily acquire all of the issued and outstanding LGP Allgon shares.

Our obligation to consummate the Exchange Offer is subject to a condition that, before the end of the Exchange Offer period, there shall have been validly tendered and not properly withdrawn greater than 90% of the LGP Allgon shares, together with the LGP Allgon shares to be acquired under the option agreements entered into with major shareholders of LGP Allgon. In addition, the compulsory acquisition proceedings may be time consuming. To effect the compulsory acquisition under Swedish law, we are required to have a beneficial interest in greater than 90% of all of the LGP Allgon shares. It is possible that, at the end of the Exchange Offer period, we will elect to waive the above condition and consummate the Exchange Offer even though we do not hold more than 90% of the outstanding LGP Allgon shares. As a result, we will not be able to effect a compulsory acquisition of the remaining outstanding LGP Allgon shares. This could prevent or delay us from realizing some or all of the anticipated financial and strategic benefits of our combination with LGP Allgon.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the Exchange Offer.

Notifications to and authorizations and approvals of governmental agencies in foreign countries with respect to Exchange Offer and the resulting combination of our operations with LGP Allgon’s, relating primarily to antitrust issues, must be made and received prior to the completion of the Exchange Offer. No antitrust notification filing is required in the United States, in Sweden or in the European Union. Completion of the Exchange Offer is conditioned upon the receipt of all approvals from public authorities, including competition authorities, on terms acceptable to us. We and LGP Allgon are seeking to obtain all required regulatory approvals prior to the Special Meeting; however, no assurances can be given that all required regulatory approvals will be obtained or that restrictions on the combined company will not be sought by governmental agencies as a condition to obtaining those approvals. There can be no assurance that any operating restrictions imposed would not affect adversely the value of the combined company. All approvals from antitrust regulators required for completion of the Exchange Offer have been obtained.

As a result of the consummation of the Exchange Offer, we will conduct more of our business internationally, which will expose us to additional and increased risks.

Although international revenues accounted for approximately 46% of our net sales during fiscal year 2003, we will significantly increase our international operations upon consummation of the Exchange Offer, particularly in Europe. There are many risks that currently impact, and will continue to impact our international business and multinational operations, which risks will increase upon consummation of the Exchange Offer. These risks include the following:

•	compliance with multiple and potentially conflicting regulations in Europe, Asia and North America, including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements;

•	potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and international ports;

•	differences in intellectual property protections in Asia;

•	difficulties in staffing and managing foreign operations in Europe and Asia;

•	restrictions on downsizing foreign operations in Europe and expenses and delays associated with any such activities;

•	longer accounts receivable collection cycles in Europe and Asia;

•	currency fluctuations and resulting losses on currency translations;

•	terrorists attacks on American companies;

•	economic instability, including inflation and interest rate fluctuations, such as those previously seen in South Korea and Brazil;

•	competition for foreign based suppliers in Asia and Europe;

•	overlapping or differing tax structures;

•	cultural and language differences between the United States and Europe; and

•	political or civil turmoil.

Any failure on our part to manage these risks effectively would seriously reduce our competitiveness in the wireless infrastructure marketplace.

As a result of the consummation of the Exchange Offer, we will be a larger and broader organization, and if our management is unable to manage the combination of our business with LGP Allgon’s, our operating results will suffer.

As a result of the consummation of the Exchange Offer, we will acquire the worldwide operations and approximately 1,550 employees of LGP Allgon. Consequently, we will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. Any inability to successfully manage the geographically more diverse and substantially larger combined organization, or any significant delay in achieving successful management, could have a material adverse effect on our results of operations after the Exchange Offer is consummated and, as a result, on the market price of our common stock.

LGP Allgon’s credit facilities may be renegotiated or terminated upon completion of the Exchange Offer.

LGP Allgon has entered into a master credit agreement relating to several credit facilities with Skandinaviska Enskilda Banken AB and FöreningsSparbanken AB, two Swedish banks, containing a change of control clause which provides that, upon a change of control, the credit facilities shall be renegotiated between LGP Allgon and the two banks. If LGP Allgon and the two banks do not agree on the renegotiated terms within three months, the two banks have a right to terminate the credit facilities with 30 days’ notice. For the purpose of such master credit agreement, “change of control” means an acquisition of LGP Allgon shares corresponding to at least 40 percent of all votes. As of December 31, 2003, LGP Allgon’s loans under its master credit agreement amounted to approximately SEK 220 million. In addition, unutilized credit facilities totalling SEK 240 million were available to LGP Allgon as of December 31, 2003. If the banks terminate the credit facilities and require immediate repayment, the combined company will have sufficient funds to repay the outstanding debt following completion of the Exchange Offer.

In case of a renegotiation or possible termination of any or all of LGP Allgon’s existing credit facilities, there can be no guarantee that the interest costs of any corresponding renegotiated or replacement credit facilities will remain at LGP Allgon’s current levels, or that the combined company will be able to secure such financing on acceptable terms, if at all.

Risks Relating to Powerwave’s Business Prior to the Exchange Offer

LGP Allgon shareholders should consider the following risk factors related to Powerwave’s business prior to deciding whether or not to tender their shares in the Exchange Offer:

There have been significant reductions in demand for Powerwave’s products from both original equipment manufacturers and network operator customers, and if this continues, Powerwave’s operating results will continue to be adversely impacted.

During fiscal 2003, we experienced significantly reduced demand for our products due to lower than anticipated capital spending plans by major wireless network operators. This reduction in spending by network operators also resulted in reduced purchases by wireless original equipment manufacturers, whose primary customers are network operators. As a result, Powerwave’s revenues decreased during fiscal 2003 to $240 million from $385 million in fiscal 2002. Revenues from network operators decreased to $47.9 million in 2003 from $73.5 million in 2002. If these reductions in overall market demand continue to result in significant reductions in future demand for Powerwave’s products from its original equipment manufacturer customers, our revenues will be flat or down and our results of operations will continue to be negatively impacted.

Powerwave has also experienced significant reductions in network operator demand as well as significant delays in demand for WCDMA, or 3G, based products due to the high projected capital cost of building such networks and market concerns regarding the inoperability of such network protocols. In combination with these market issues, a majority of wireless network operators have reduced their capital spending plans in order to improve their overall cash flow. The continuation of any delays in development of 3G networks will result in continued reduced demand for our products which will have a material adverse effect on our business.

Powerwave has no purchase obligations from its customers because of their ability to reschedule or cancel orders with no penalty and can experience sales shortfalls relative to expenses.

Our quarterly results fluctuate due to a number of factors, including:

•	the lack of any obligation by our customers to purchase their forecasted demand for our products;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments;

•	high fixed expenses that increase operating expenses, especially during a quarter with a sales shortfall;

•	product failures and associated warranty and in-field service support costs; and

•	discounts given to certain customers for large volume purchases.

We have regularly generated a large percentage of our revenues in the last month of a quarter. Since we attempt to ship products quickly after we receive orders, we may not always have a significant backlog of unfilled orders at the start of each quarter and we may be required to book a substantial portion of our orders during the quarter in which such orders ship. Our major customers generally have no obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and without penalty. As a result, we may not be able to accurately predict our quarterly sales. Because our expense levels are partially based on our expectations of future sales, our expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would adversely affect our revenues and results of operations.

Order deferrals and cancellations by our customers, declining average sales prices, changes in the mix of products sold, delays in the introduction of new products and longer than anticipated sales cycles for our products have, in the past, adversely affected our results of operations. Despite these factors, we, along with our contract manufacturers, maintain significant finished goods, work-in-progress and raw materials inventory to meet estimated order forecasts. If our customers purchase less than the forecasted amounts or cancel or delay existing purchase orders, there will be higher levels of inventory that face a greater risk of obsolescence. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders.

Due to these and other factors, our past results are not reliable indicators of our future performance. Future revenues and operating results may not meet the expectations of public market analysis investors. In either case, the price of our common stock could be materially adversely affected.

Powerwave’s average sales prices have declined, and Powerwave anticipates that the average sales prices for its products will continue to decline and negatively impact our gross profit margins.

Wireless service providers are continuing to place pricing pressure on wireless infrastructure manufacturers, which in turn, has resulted in lower selling prices for our products, with certain competitors aggressively reducing prices in an effort to increase their market share. The average sales price for our products have declined by between 5% and 24% from 2002 to 2003. Fierce competition among our competitors has also contributed to the downward price pressure on our products. Since wireless infrastructure manufacturers frequently negotiate supply arrangements far in advance of delivery dates, we must often commit to price reductions for our products before we know how, or if, we can obtain such cost reductions. In addition, average sales prices are affected by price discounts negotiated without firm orders for large volume purchases by certain customers. To offset declining average sales prices, we must reduce manufacturing costs and ultimately develop new products with lower costs or higher average sales prices. If we cannot achieve such cost reductions or increase average selling prices, our gross margins will continue to decline.

Many of Powerwave’s wireless infrastructure manufacturer customers have internal radio frequency power amplifier production and/or design capabilities and thereby effectively compete against Powerwave.

Many of our customers internally design and/or manufacture their own radio frequency power amplifiers. These customers also continuously evaluate whether to manufacture their own radio frequency power amplifiers or utilize contract manufacturers to produce their own internal designs. Certain of our customers regularly produce or design radio frequency power amplifiers in an attempt to replace products manufactured by us. We believe that this practice will continue. In the event that our customers manufacture or design their own radio frequency power amplifiers, such customers could reduce or eliminate their purchases of our products, which would result in reduced revenues and would adversely impact our results of operations and liquidity. Wireless infrastructure equipment manufacturers with internal manufacturing capabilities, including many of our customers, could also sell radio frequency power amplifiers externally to other manufacturers, thereby competing directly with us. If, for any reason, our customers decide to produce their radio frequency power amplifiers internally, increase the percentage of their internal production, require us to participate in joint venture manufacturing with them or compete directly against us, our revenues would decrease which would adversely impact our results of operations.

Powerwave’s reliance on contract manufacturers exposes it to risks of excess inventory or inventory carrying costs.

If our contract manufacturers are unable to timely respond to changes in customer demand, we may be unable to produce enough products to respond to sudden increases in demand resulting in lost revenues, or alternatively, in the case of order cancellations or decreases in demand, we may be liable for excess or obsolete inventory or cancellation charges resulting from contractual purchase commitments that we have with our contract manufacturers. We regularly provide rolling forecasts of our requirements to our contract manufacturers for planning purposes, pursuant to our agreements, a portion of which is binding upon us. Additionally, we are committed to accept delivery on the forecasted terms for a portion of the rolling forecast. Cancellations of orders or changes to the forecasts provided to any of our contract manufacturers may result in cancellation costs payable by us. In the past, we have been required to take delivery of materials from other suppliers and subcontractors that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material.

By using contract manufacturers, our ability to directly control the use of all inventory is reduced since we do not have full operating control over their operations. If we are unable to accurately forecast demand for our contract manufacturers and manage the costs associated with our contract manufacturers, we may be required to pay inventory carrying costs or purchase excess inventory. If we or our contract manufacturers are unable to utilize such excess inventory in a timely manner, and are unable to sell excess components or products due to their customized nature, our operating results and liquidity would be negatively impacted.

Powerwave depends on single sources or limited sources for key components and products, which exposes it to risks related to product shortages or delays, all of which could increase the cost of its products thereby reducing its operating profits.

A number of the parts used in our products are available from only one or a limited number of outside suppliers due to unique component designs as well as certain quality and performance requirements. To take advantage of volume pricing discounts, we, along with our contract manufacturers, also purchase certain customized components from single or limited sources. We have experienced, and expect to continue to experience, shortages of single-source and limited-source components. Shortages have compelled us to adjust our product designs and production schedules and have caused us to miss customer requested delivery dates. To date, the missed customer delivery dates have not had an adverse impact on our financial results. If single-source or limited-source components become unavailable in sufficient quantities in the desired time periods, are discontinued or are available only on unsatisfactory terms, we would be required to purchase comparable components from other sources and “retune” our products to function with the replacement components, or we may be required to redesign our products to use other components, either of which could delay production and delivery of our products. If production and delivery of our products are delayed such that we do not meet the agreed upon delivery dates of our customers, such delays could result in lost revenues due to customer cancellations, as well as potential financial penalties payable to our customers. Any such loss of revenue or financial penalties would have a material adverse effect on our results of operations.

Powerwave’s reliance on single or limited sources for components exposes it to potential product quality issues.

Our reliance on certain single-source and limited-source components and products exposes us and our contract manufacturers to quality control risks if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements. A failure in a single-source or limited-source component or product could force us to repair or replace a product utilizing replacement components. If we cannot obtain comparable replacements or effectively retune or redesign our products, we could lose customer orders or incur additional costs, which would have a material adverse effect on our results of operations.

Powerwave may fail to develop products that are sufficiently manufacturable, which could negatively impact its ability to sell its products.

Manufacturing our products is a complex process that requires significant time and expertise to meet customers’ specifications. Successful manufacturing is substantially dependent upon the ability to tune these products to meet specifications in an efficient manner. In this regard, we largely depend on our contract manufacturers’ staff of trained technicians. If we cannot design our products to minimize the manual tuning process, or if our contract manufacturers lose a number of trained technicians or are unable to attract additional trained technicians, we may be unable to have our products manufactured in a cost effective manner.

Powerwave may fail to develop products that are of adequate quality and reliability, which could negatively impact its ability to sell its products.

We have had quality problems with our products in the past and may have similar problems in the future. We have replaced components in some products in accordance with our product warranties. We believe that our customers will demand that our products meet increasingly stringent performance and reliability standards. If we cannot keep pace with technological developments, evolving industry standards and new communications protocols, if we fail to adequately improve product quality and meet the quality standards of our customers, or if our contract manufacturers fail to achieve the quality standards of our customers, we risk losing business which would negatively impact our results of operations. Design problems could also damage relationships with existing and prospective customers and could limit our ability to market our products to large wireless infrastructure manufacturers, many of which build their own, high quality radio frequency power amplifiers and have stringent quality control standards.

If Powerwave is unable to hire and retain highly qualified technical and managerial personnel, it may not be able to sustain or grow its business.

Competition for personnel, particularly qualified engineers, is intense. The loss of a significant number of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on our business, results of operations and financial condition. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to Powerwave or the failure to achieve our intellectual property objectives may also have a material adverse effect on our business.

We believe that our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. Our employees are employed on an at-will basis and do not have non-compete agreements. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors.

Future acquisitions by Powerwave or strategic alliances between Powerwave and third parties may present risks, and Powerwave may be unable to achieve the financial and strategic goals intended at the time of any acquisition or strategic alliance.

In the past, we have acquired and made investments in other companies, products and technologies and entered into strategic alliances with other companies. We continually evaluate these types of opportunities and in the future, we may acquire or invest in other companies, products or technologies, or we may enter into joint ventures, mergers or strategic alliances with other companies. Such transactions subject us to numerous risks, including the following:

•	difficulty integrating the operations, technology and personnel of the acquired company;

•	inability to achieve the anticipated financial and strategic benefits of the specific acquisition or strategic alliance;

•	inability to retain key technical and managerial personnel from the acquired company;

•	difficulty in maintaining controls, procedures and policies during the transition and integration process;

•	diversion of our management’s attention from other business concerns;

•	difficulty in maintaining our relationships with existing suppliers or customers;

•	failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture, legal and financial contingencies, and product development; and

•	significant exit charges if products acquired in business combinations are unsuccessful.

If we are unable to effectively manage these risks as part of any acquisition or joint venture, our business would be adversely affected.

There are significant risks related to Powerwave’s contract manufacturing operations in Asia.

As part of our strategy to reduce our production costs, we have outsourced the majority of our manufacturing operations to contract manufacturers in China, Singapore and Thailand. This subjects us to the risks of doing business in these countries. The Chinese legal system is relatively new and lacks transparency, which gives the Chinese central and local government authorities a higher degree of control over our business in China than is customary in developed economies and makes the process of obtaining necessary regulatory approval in China inherently unpredictable. In addition, the protection accorded our proprietary technology and know-how under the Chinese and Thai legal systems is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage. Also, utilizing contract manufacturers and suppliers throughout the Asia region exposes our operations to the risk that our proprietary technology and ownership rights may not be protected or enforced to the extent that they may be in the United States.

Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments during the past two decades, it is possible that the Chinese government will change its current policies in the future, making continued business operations in China difficult or unprofitable.

Since our products are built in Asia, we require air or ocean transport to ship the products to our customers. Transportation costs would escalate if there were a shortage of air or ocean cargo space and any significant increase in transportation costs would cause an increase in our expenses and negatively impact our results of operations. In addition, if we are unable to obtain cargo space or secure delivery of components or products due to labor strikes, lockouts, work slowdowns or work stoppages by longshoremen, dock workers, airline pilots or other transportation industry workers our delivery of products could be adversely delayed.

The initial sales cycle associated with Powerwave’s products is typically lengthy, often lasting from nine to eighteen months, which could cause delays in forecasted sales and cause it to incur substantial expenses before it records any associated revenues.

Our customers normally conduct significant technical evaluations, trials and qualifications of our products before making purchase commitments. This qualification process involves a significant investment of time and resources from both our customers and us in order to ensure that our product designs are fully qualified to perform as required. The qualification and evaluation process, as well as customer field trials, may take longer than initially forecasted, thereby delaying the shipment of sales forecasted for a specific customer for a particular quarter and causing our operating results for the quarter to be less than originally forecasted. Such a sales shortfall would reduce our profitability and negatively impact our results of operations.

Protection of Powerwave’s intellectual property is limited.

We rely upon trade secrets and patents to protect our intellectual property. We execute confidentiality and non-disclosure agreements with certain employees and our suppliers, as well as limit access to and distribution of our proprietary information. We have an on-going program to identify and file applications for both U.S. and international patents for various aspects of our technology. We have been granted a total of 28 U.S. patents and 14 foreign patents, and we have filed applications for over 25 additional U.S. patents and over 50 additional foreign patents.

The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives could have a material adverse effect on our business, results of operations and financial condition. We do not have non- compete agreements with our employees who are employed on an at-will basis. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors. If we are not successful in prohibiting the unauthorized use of our proprietary technology or the use of our processes by a competitor, our competitive advantage may be significantly reduced which would result in reduced revenues.

Powerwave is at risk of third-party claims of infringement that could harm its competitive position.

As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that we may face infringement claims. Such claims, whether or not valid, could result in substantial costs and diversion of our resources. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products, which would adversely affect our customer relationships and negatively impact our revenues.

The communications industry is heavily regulated. Powerwave must obtain regulatory approvals to manufacture and sell its products, and its customers must obtain approvals to operate Powerwave’s products. Any failure or delay by Powerwave or any of its customers to obtain such approvals could negatively impact its ability to sell its products.

Various governmental agencies have adopted regulations that impose stringent radio frequency emissions standards on the communications industry. Future regulations may require that we alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could negatively impact the market for our products.

The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this type of governmental approval process have caused, and may continue to cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These types of unanticipated delays would result in delayed or cancelled customer orders.

Powerwave’s common stock price has been, and may continue to be, volatile and its shareholders may not be able to resell shares of Powerwave stock at or above the price paid for such shares.

The price for shares of our Common Stock has exhibited high levels of volatility with significant volume and price fluctuations, which makes our Common Stock unsuitable for many investors. For example, for the two years ended December 28, 2003, the price of our Common Stock ranged from a high of $20.77 to a low of $2.62. The fluctuations in the price of our Common Stock have occasionally been unrelated to our operating performance. These broad fluctuations may negatively impact the market price of shares of our Common Stock. The price of our Common Stock has also been influenced by:

•	fluctuations in our results of operations or the operations of our competitors or customers;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	reductions in wireless infrastructure demand or expectations of future wireless infrastructure demand by our customers;

•	delays or postponement of wireless infrastructure deployments, including new 3G deployments;

•	changes in stock market analyst recommendations regarding us, our competitors or our customers;

•	the timing and announcements of technological innovations, new products or financial results by us or our competitors; and

•	changes in the wireless industry.

Based on the above, we expect that our stock price will continue to be extremely volatile. Therefore, we cannot guarantee that our investors will be able to resell their Powerwave shares at or above their acquisition price.

Powerwave’s shareholder rights plan and charter documents could make it more difficult for a third party to acquire Powerwave, even if doing so would be beneficial to Powerwave shareholders.

Our shareholder rights plan and certain provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which in turn, could harm our stock price and our shareholders.

Powerwave may need additional capital in the future and such additional financing may not be available at favorable terms.

We may need to raise additional funds through public or private debt or equity financings in order to take advantage of opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies. If we are not successful in integrating our business and managing the worldwide aspects of the combined company, our operations may not generate profits and may consume our cash resources faster than we anticipate. Such losses would make it difficult to obtain new sources of financing. In addition, if we do not generate sufficient cash flow from operations, we may need to raise additional funds to repay our outstanding convertible debt that we issued in 2003 as well as any debt assumed in the proposed transaction. Our ability to secure additional financing or sources of funding is dependent upon numerous factors, including the current outlook of our business, our credit rating and the market price of our common stock, all of which are directly impacted by our ability to increase revenues and generate profits. Our ability to increase revenues and generate profits is subject to numerous risks and uncertainties and any significant decrease in our revenues or profitability could reduce our operating cash flows and erode our existing cash balances. If we are unable to secure additional financing or such financing is not available at acceptable terms, we may not be able to take advantage of such opportunities, or otherwise respond to unanticipated competitive pressures.

Insurance costs continue to rise and coverages are becoming increasingly restrictive due to worldwide terrorist activity and accounting irregularities. It is becoming progressively difficult to secure adequate policy limits to manage risk in a cost effective manner.

We purchase insurance to cover a wide variety of potential risks and liabilities. In the current worldwide insurance market, premiums are rising rapidly while coverage is becoming increasingly restrictive. Our total cost of insurance increased by more than 47% during fiscal 2003 to approximately $2.8 million per year and is expected to further increase in fiscal 2004. It is also possible that certain coverages may no longer be available or may only be available at prices that are prohibitively expensive. If we are unable to maintain our insurance coverages at their historical levels and at a reasonable cost, or if we are forced to bear an increased portion of the risks that we have traditionally insured, our results of operations and financial condition could be adversely affected due to increased insurance costs and potential losses arising from reduced coverages.

Powerwave’s business is subject to the risks of earthquakes and other natural catastrophic events, and to interruptions by man made problems such as computer viruses or terrorism.

Our corporate headquarters and our in-house manufacturing facilities, as well as the majority of our research and development operations, are located in the State of California in regions known for seismic activity. In addition, we have outsourced a majority of our manufacturing to contract manufacturers in Asia, another region known for seismic activity. A significant natural disaster, such as an earthquake in either of these regions, could have a material adverse effect on our business, operating results and financial condition. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business.

Risks Relating to LGP Allgon’s Business Prior to the Exchange Offer

Most, if not all of the risk factors relating to Powerwave’s business prior to the Exchange Offer discussed above, also apply to the business of LGP Allgon because of the similarities in the companies’ operating profiles. Powerwave shareholders and US LGP Allgon shareholders should carefully consider those risks along with the following risks prior to deciding how to vote their shares at the Special Meeting or to tender their shares in the Exchange Offer, as applicable.

LGP Allgon may not be successful in retaining its customers or increasing business with such customers.

In addition to general market conditions causing a decrease in the amount of equipment purchased from LGP Allgon by its customers, there is also a risk that LGP Allgon’s customers may reduce their investment in network equipment or shift purchases from LGP Allgon in favor of equipment from other manufacturers. This may be attributable either to competitive conditions in the wireless market or the ability of wireless operators to finance network development or the pace of technological development that drive network capacity and quality requirements, all of which have varied significantly in recent years. While LGP Allgon seeks to work closely with its customers to understand their current and future needs in order to reduce such risks, LGP Allgon may not be successful in retaining business from its customers or increasing business with such customers.

LGP Allgon operates in various countries throughout the world and is exposed to both currency exchange rate risk as well as credit risk.

Through its global operations, LGP Allgon is exposed to foreign currency exchange rate risk as well as liquidity and counterparty credit risks due to its reliance upon the wireless network operator markets. These risks are described in Note 25 of the Notes to the Consolidated Financial Statements of LGP Allgon Holding AB. These markets typically require sales to be in the local currency of the wireless network operator. Because LGP Allgon sells its products in both developed and underdeveloped markets throughout the world, there is risk that it may not be able to exchange the local currency received back to SEK or US Dollars, or that it may not receive the exchange rate expected at the time of the sale, or future exchange rates may change causing a loss to be recognized when income statements and balance sheets of foreign subsidiaries are translated back to SEK. While LGP Allgon attempts to mitigate these risks through the use of currency exchange rate hedging as described in Note 25 of the Notes to the Consolidated Financial Statements of LGP Allgon Holding AB, hedging may not be successful in mitigating these risks. If such hedging is not successful, LGP Allgon’s future results may be negatively impacted by any potential losses from such foreign sales.

Risks Relating to the Combined Company After the Exchange Offer

In addition to the risk factors relating to Powerwave’s business prior to the Exchange Offer discussed above, many, if not all, of which will also apply to the combined company after the Exchange Offer, Powerwave shareholders and LGP Allgon shareholders should carefully consider the following risks relating to the combined company after the Exchange Offer:

LGP Allgon and Powerwave rely upon a few customers for the majority of their revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, results of operations and financial condition following the Exchange Offer.

We and LGP Allgon each sell most of our products to a small number of customers and we expect that this will continue following the consummation of the Exchange Offer. For the fiscal year ended December 28, 2003, our largest customer, Nortel, accounted for approximately 57% of our net sales and Nokia accounted for 10% or more of our net sales. During 2003, approximately 51% of LGP Allgon’s net sales were to ten customers, including Nokia and Nortel. Consequently, our future success following the Exchange Offer is dependent upon the continued purchases of our products and LGP Allgon’s products by these customers, particularly Nortel and Nokia. Any fluctuations in demand from such customers could negatively impact our combined results of operations. If neither we nor LGP Allgon are able to broaden our respective customer base and maintain relationships with major wireless original equipment manufacturers, as well as major operators of wireless networks, following the Exchange Offer, our business will be impacted by unanticipated demand fluctuations due to our dependence on a small number of customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business and an adverse effect on our combined results of operations and financial condition following the Exchange Offer. In addition, our dependence and LGP Allgon’s dependence on a small number of major customers exposes us and LGP Allgon to numerous other risks, including:

•	a slowdown or delay in deployment of wireless networks by any one customer could significantly reduce demand for our respective products;

•	reductions in a single customer’s forecasts and demand could result in excess inventory of product;

•	each of our respective customers have significant buying power over us and LGP Allgon to change the terms of pricing, payment and product delivery schedules;

•	direct competition should a customer decide to manufacture or increase its current level of radio frequency products manufacturing; and

•	concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition following the Exchange Offer if one of our or LGP Allgon’s major customers declared bankruptcy or delayed payment of their receivables.

Our success following the Exchange Offer will be tied to the growth of the wireless services communications market and our future revenue growth following the Exchange Offer is dependent upon the expected increase in the size of this market.

Almost all of our and LGP Allgon’s revenues come from the sale of radio frequency products for wireless communications networks. Our future success following the Exchange Offer will depend upon the continued growth and increased availability of wireless communications services. Wireless communications services may not grow and create demand for the combined company’s products, as we have experienced during 2003. During this period, wireless network operators reduced or delayed capital spending on wireless networks in order to preserve their operating cash and improve their balance sheets. Such reduced spending on wireless networks has had a negative impact on our operating results during 2003. If wireless network operators continue to delay or maintain reduced levels of capital spending our operating results following the Exchange Offer will continue to be negatively impacted.

The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, frequent new product development, rapid product obsolescence, evolving industry standards and significant price erosion over the life of a product. If we are unable to compete effectively following the Exchange Offer, our business, results of operations and financial condition would be adversely affected.

Our products and LGP Allgon’s products compete on the basis of the following characteristics:

•	performance;

•	functionality;

•	reliability;

•	pricing;

•	quality;

•	designs that can be efficiently manufactured in large volumes;

•	time-to-market delivery capabilities; and

•	compliance with industry standards.

If we fail to address the above factors following the Exchange Offer, there could be a material adverse effect on our business, results of operations and financial condition.

Our current competitors include Andrew Corporation, Fujitsu Limited, Hitachi Kokusai Electric Inc., Japan Radio Co., Ltd., Mitsubishi Electric Corporation and REMEC, Inc., in addition to a number of privately held companies throughout the world, subsidiaries of certain multinational corporations and the internal radio frequency power amplifier manufacturing operations and radio frequency amplifier design groups of the leading wireless infrastructure manufacturers such as Ericsson, Motorola, Nokia, Nortel and Samsung. LGP Allgon’s largest competitors include Andrew Corporation and Kathrein-Werke KG, REMEC, Inc. and Filtronic. Some competitors have adopted aggressive pricing strategies in an attempt to gain market share, which has caused us and LGP Allgon to lower our respective prices in order to remain competitive. Such pricing actions have had an adverse effect on our respective financial condition and results of operations. In addition, some competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than either LGP Allgon or us, and have achieved greater name recognition for their products and technologies than either LGP Allgon or us. If we are unable to successfully increase our market penetration or our overall share of the radio frequency products market following the Exchange Offer, our revenues will decline, which would negatively impact the results of operations of the combined company.

Our failure to enhance our existing products and LGP Allgon’s existing products following the Exchange Offer or to develop and introduce new products that meet changing customer requirements and evolving technological standards could have a negative impact on our ability to sell our products and LGP Allgon’s products following the Exchange Offer.

To succeed, we must improve current products and develop and introduce new products that are competitive in terms of price, performance and quality. These products must adequately address the requirements of wireless infrastructure manufacturing customers and end-users.

To develop new products, we invest in the research and development of radio frequency power amplifiers for wireless communications networks and LGP Allgon invests in the research and development of base station antennas, tower mounted amplifiers, radio frequency filters and other radio frequency products. We and LGP Allgon each target our research and development efforts on major wireless network deployments worldwide, which cover a broad range of frequency and transmission protocols. In addition, we and LGP Allgon are each currently working on products for new generation networks, as well as development projects for products requested by our respective customers and improvements to our respective existing products. The deployment of a wireless network may be delayed which could result in the failure of a particular research or development effort to generate a revenue producing product. Additionally, the new products either we or LGP Allgon develop may not achieve market acceptance or may not be able to be manufactured cost effectively in sufficient volumes. Each of our and LGP Allgon’s respective research and development efforts are funded largely by each of us and our respective customers do not normally pay for our research and development efforts. These costs are expensed as incurred. Therefore, if, following consummation of the Exchange Offer, our efforts are not successful at creating or improving products that are purchased by our customers and LGP Allgon’s customers, there will be a negative impact on the operating results of the combined companies due to high research and development expenses.

CAUTIONARY STATEMENT RELATED TO FORWARD LOOKING STATEMENTS

This Proxy Statement/Prospectus includes certain “forward-looking” statements as defined within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the benefits of the proposed Exchange Offer, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth, improved cash flows, time to market for new products, satisfaction of conditions to closing, accretion to per share earnings and expectations for our products and plans for development and expansion. These statements are based on Powerwave and LGP Allgon’s respective management’s current expectations based upon information currently available to them and is subject to various risks, uncertainties and assumptions. Any other statements contained herein (including without limitation statements to the effect that Powerwave or management “estimates,” “expects,” “anticipates,” “plans,” “believes,” “projects,” “continues,” “may,” “could” or “would” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact are also forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder approval required for the Exchange Offer. Problems may arise in successfully integrating our businesses. The Exchange Offer may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the Exchange Offer. Other potential risks and uncertainties include but are not limited to: customer order cancellations or deferrals; delays or cancellations of wireless network capacity expansions and buildouts for both existing 2G and 2.5G networks and new 3G networks; we require continued success in the design of new amplifier products and such products must be manufacturable and of good quality and reliability; our dependence on a limited number of customers for the majority of our revenues exposes us to potential reductions in revenues if such customers cease purchasing products from us; our business requires continued favorable business conditions and growth in the wireless communications infrastructure equipment industry. For additional risk factors, please refer to the section of this Proxy Statement/Prospectus entitled “Risk Factors” beginning on page 21 of this Proxy Statement/Prospectus. Powerwave also notes that its reported financial performance and period to period comparisons are not necessarily indicative of the results that may be expected in the future and Powerwave believes that such comparisons cannot be relied upon as indicators of future performance. Powerwave also notes that the market price of its common stock has exhibited high levels of volatility and therefore may not be suitable for all investors. More detailed information on these and additional factors which could affect Powerwave’s operating and financial results are described in Powerwave’s Form 10-K for the fiscal year ended December 28, 2003 which was filed with the SEC on February 13, 2004 and other risks detailed from time to time in Powerwave’s reports filed with the SEC. Powerwave urges all interested parties to read these reports to gain a better understanding of the many business and other risks that Powerwave faces. Additionally, Powerwave undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

PROPOSALS TO BE CONSIDERED AND VOTED UPON BY POWERWAVE SHAREHOLDERS AT THE POWERWAVE SPECIAL MEETING

The Special Meeting of shareholders of Powerwave will be held on April 27, 2004, at the principal executive offices of Powerwave at 1801 E. St. Andrew Place, Santa Ana, California 92705, 2004 at 9:00 a.m., local time, to consider the following items of business:

Proposal One: Approval of the Issuance and Exchange of up to 54,600,000 shares of Powerwave’s Common Stock

Powerwave is seeking shareholder approval of the issuance of up to 54,600,000 shares of its common stock in the Exchange Offer described below, as required by The Nasdaq Stock Market marketplace rule 4350(i)(1)(D)(ii).

Our Board of Directors has approved the acquisition, pursuant to the Exchange Offer, of all of the outstanding LGP Allgon shares, in exchange for shares of our common stock and cash. Additionally, in connection with the Exchange Offer, our Board of Directors has approved the issuance of that number of shares of our common stock necessary to consummate the Exchange Offer and has directed that the proposal be submitted to the vote of the shareholders at the Special Meeting.

Nasdaq Requirements

Nasdaq rules require the approval of our shareholders prior to the issuance of additional shares of our common stock in any transaction if,

(1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

(2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. As of March 18, 2004, there were 63,477,844 shares of our common stock outstanding and 10,819,725 shares reserved or issued for options. If we were to acquire 100% of the outstanding LGP Allgon shares, it is currently estimated that up to 54,600,000 shares of our common stock would be issued, representing an increase of up to 86% over our currently outstanding shares of common stock. The issuance of the shares of our common stock will allow us to conduct and consummate the Exchange Offer discussed below.

Impact of Issuance on Existing Shareholders

Powerwave’s existing common shareholders will have rights which are equal to those of the holders of the newly-issued common stock. In determining whether to vote for this proposal, shareholders should consider that they are subject to the risk of substantial dilution to their interests which will result from the issuance of shares of common stock, and that as a result of the issuance of such common stock, the current shareholders will own a smaller percentage of the outstanding common stock of Powerwave. Immediately following the completion of the Exchange Offer with LGP Allgon shareholders, depending on the form of consideration elected and assuming that all outstanding LGP Allgon shares are tendered into the Exchange Offer and that all options under the option agreements are exercised, we estimate that LGP Allgon shareholders will hold between 37% and 46% of Powerwave’s estimated total shares of common stock outstanding after the Exchange Offer.

Registration under the Securities Act of 1933

The shares to be issued in the Exchange Offer will be registered under the Securities Act of 1933, as amended. Shares received in the Exchange Offer and held by nonaffiliates of Powerwave subsequent to the closing of the Exchange Offer shall be freely saleable and not subject to the registration requirements of the Securities Act.

Required Vote and Recommendation of Board of Directors

The minimum vote which will constitute shareholder approval shall be a majority of the shares of Powerwave common stock represented in person or by proxy and entitled to vote on the proposal. Proxies solicited by management for which no specific direction is included will be voted “for” the approval of the issuance and exchange of up to 54,600,000 shares of common stock in the Exchange Offer described above. A properly executed proxy card marked “abstain” with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If you do not sign and send in the proxy card, do not vote using the telephone or Internet, or do not vote at the Special Meeting, it will not affect the outcome of the proposal, assuming that there is a quorum. If you hold your Powerwave shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to this proposal. Thus, if you do not give your broker or nominee special instructions, your shares may not be voted on this matter and will not be counted in determining the number of shares necessary for approval of this proposal. Shares represented by such “broker non votes” will, however, be counted in determining whether there is a quorum. The Board of Directors recommends a vote “For” approval of the issuance and exchange of up to 54,600,000 shares of Powerwave’s common stock.

Proposal Two: Approval of an Amendment to Powerwave’s Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock from 135,000,000 to 250,000,000

Powerwave’s Amended and Restated Certificate of Incorporation currently authorizes the issuance of 135,000,000 shares of common stock and 5,000,000 shares of preferred stock. On November 30, 2003, the Board of Directors adopted a resolution approving, and declared advisable, subject to shareholder approval, an amendment to the Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Powerwave’s common stock from 135,000,000 to 250,000,000. An increase in the number of authorized shares of common stock is necessary to enable Powerwave to have a sufficient number of authorized and unissued shares of common stock to conduct the Exchange Offer described above, as well as for corporate opportunities, such as additional stock offerings, conversion of outstanding convertible notes, acquisitions, stock dividends and compensation plans. If the shareholders approve this proposal, the first sentence of the first paragraph of Article IV of Powerwave’s Amended and Restated Certificate of Incorporation would be amended to read in its entirety as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Two Hundred Fifty Five Million (255,000,000) shares. Two Hundred Fifty Million (250,000,000) shares shall be Common Stock, $.0001 par value and Five Million (5,000,000) shares shall be Preferred Stock, $.0001 par value.”

If the shareholders do not approve this proposal, Powerwave will not be able to undertake the Exchange Offer as described in this Proxy Statement/Prospectus.

Effect of Amendment to Amended and Restated Certificate of Incorporation

The proposed amendment to the Amended and Restated Certificate of Incorporation will increase the number of authorized shares of common stock from 135,000,000 to 250,000,000. Other than the 24,445,248 shares of common stock Powerwave has reserved for issuance as of the record date under its existing stock option plans, the employee stock purchase plan and upon conversion of outstanding convertible notes, and other than the shares to be issued in connection with the Exchange Offer, Powerwave currently has no specific commitments or agreements to issue any shares of common stock pursuant to any stock offerings, acquisitions, stock dividends or compensation plans. However, the availability of additional shares for issuance, without the delay and expense of obtaining shareholder approval at a Special Meeting, will restore Powerwave’s flexibility to issue common stock to a level that the Board of Directors believes is advisable. Also, while it is not the intent of this proposal, in addition to general corporate purposes, the proposed share increase can be used to make a change in control of Powerwave more difficult. See the section of this Proxy Statement/Prospectus titled “Potential Anti-Takeover Effect of Authorized Securities” below.

The additional shares of common stock for which authorization is sought would be identical to the shares of common stock of Powerwave authorized prior to approval of this proposal. Holders of common stock do not have preemptive rights to subscribe to additional securities that may be issued by Powerwave, which means that current shareholders do not have a prior right to purchase any new issue of capital stock of Powerwave in order to maintain their proportionate ownership of Powerwave.

Following the issuance of 54,600,000 shares of common stock in the Exchange Offer, there will be approximately 132,000,000 authorized but unissued shares of common stock, not taking into account shares reserved for issuance under Powerwave’s existing stock option plans and its employee stock purchase plan or upon conversion of its outstanding convertible notes.

As of the record date, a total of 63,477,844 shares of common stock of Powerwave were issued and outstanding, and a total of 24,445,248 shares of common stock were committed or available for issuance pursuant to outstanding stock options under Powerwave’s stock option plans, employee stock purchase plan and upon conversion of outstanding convertible notes. This total committed for issuance includes existing grants as well as shares available for grant under all of Powerwave’s stock option plans. As of the record date, 5,000,000 shares of Preferred Stock were authorized. No increase in the number of authorized shares of preferred stock of Powerwave is proposed or anticipated at the present time.

If approved by the shareholders, the proposed amendment will become effective upon the filing of a Certificate of Amendment with the Secretary of State of Delaware amending Powerwave’s Amended and Restated Certificate of Incorporation, which filing will be made as soon as reasonably practicable after receiving shareholder approval. If approved, and assuming all of the outstanding shares of LGP Allgon are acquired in the Exchange Offer and under the option agreements entered into with certain shareholders of LGP Allgon, between 37,800,000 and 54,600,000 shares will be issued in the Exchange Offer and pursuant to the option agreements and, excluding 24,445,248 shares of common stock committed or available and reserved for issuance pursuant to our stock option plans, employee stock purchase plan and conversion of our outstanding convertible notes as of the record date, there will be approximately between 107,500,000 and 124,300,000 shares available for issuance from time to time for such purposes and consideration as the Board of Directors may approve, and no further vote of shareholders of Powerwave will be required, except as provided under Delaware law or under applicable stock exchange or stock market rules.

Potential Anti-Takeover Effect of Increase in Authorized Securities

The increase in Powerwave’s authorized common stock may facilitate certain anti-takeover devices that may be advantageous to management if management attempts to prevent or delay a change of control. The Board of Directors could create impediments to a takeover or transfer of control of Powerwave by causing such additional authorized shares to be issued to a holder or holders who might side with the Board of Directors in opposing a takeover bid. In this connection, the Board of Directors could issue shares of common stock to a holder that would thereby have sufficient voting power to assure that certain types of proposals would not receive the requisite shareholder vote, including any proposal to remove directors, to accomplish certain business combinations opposed by the Board of Directors, or to alter, amend or repeal provisions in Powerwave’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws relating to any such action.

Furthermore, the existence of such shares might have the effect of discouraging any attempt by a person or entity, through the acquisition of a substantial number of shares of common stock, to acquire control of Powerwave, since the issuance of such shares could dilute the common stock ownership of such person or entity. Employing such devices may adversely impact shareholders who desire a change in management or who desire to participate in a tender offer or other sale transaction involving Powerwave. By use of such anti-takeover devices, the Board of Directors may thwart a merger or tender offer even though shareholders might be offered a substantial premium over the then current market price of the common stock. At the present time, Powerwave is not aware of any contemplated mergers, tender offers or other plans by a third party to attempt to effect a change in control of Powerwave, and this Proposal Two is not being made in response to any such attempt.

Powerwave’s Bylaws contain certain provisions that could aid Powerwave’s management in delaying or preventing a change of control in Powerwave. Powerwave’s Bylaws:

(i)	eliminate the ability of shareholders of Powerwave to call a Special Meeting,

(ii)	impose advance notice requirements for shareholder nominations to the Board of Directors and shareholder proposals,

(iii)	require that nominating shareholders provide information comparable to that which would be required of Powerwave under applicable federal securities laws, and

(iv)	do not provide for cumulative voting. These provisions could enable Powerwave to delay or prevent a change in control by limiting an insurgent’s ability to elect directors to Powerwave’s Board of Directors, and by providing Powerwave with the necessary time and information to adequately respond to undesirable shareholder action.

The Amended and Restated Certificate of Incorporation of Powerwave authorizes the issuance of 5,000,000 shares of preferred stock, of which 4,350,000 shares remain undesignated. In 2001, the Board of Directors designated 650,000 shares of preferred stock as Series A Junior Participating preferred stock in connection with the adoption of its Shareholder Rights Plan, as described below. The Board of Directors, within the limitations and restrictions contained in the Certificate of Incorporation and without further action by Powerwave’s shareholders, has the authority to issue the remaining undesignated preferred stock from time to time in one or more series and to fix the number of shares and the conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of Powerwave by increasing the number of outstanding shares entitled to vote and increasing the number of votes required to approve a change in control of Powerwave.

On May 31, 2001, the Board of Directors adopted the Shareholder Rights Plan, or Rights Plan, pursuant to which preferred stock rights, or Rights, were distributed in the form of a dividend to shareholders of record on June 18, 2001 on the basis of one Right (after adjustments for stock splits and stock dividends to date) for each share of common stock held. The Right also attaches to each share of common stock issued by Powerwave subsequent to June 18, 2001, and prior to the Distribution Date (defined below). In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the common stock. Once exercisable, each Right entitles its holder to purchase from Powerwave 1/100 of a share of Powerwave’s Series A Preferred Stock. The purchase price was set at $115.00 per 1/100 of a share, subject to adjustment. The Rights will separate from the common stock and become exercisable or transferable on a distribution date which will occur on the earlier of

(i)	10 days following a public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of securities representing 15% or more of the common stock, or

(ii)

10 days following the commencement of a tender or exchange offer that would result in a person or group of related persons becoming an Acquiring Person. Upon the occurrence of certain other events related to changes in the ownership of Powerwave stock, each holder of a Right would be entitled to purchase shares of Powerwave’s common stock, or an acquiring corporation’s common stock. The Rights expire on the earlier of (a) June 1, 2011 or (b) the exchange or the redemption of the Rights. Subject to certain conditions, the Rights may be redeemed by Powerwave’s Board of Directors at any time at a price of $0.001 per Right. The Rights are not currently exercisable and trade together with the shares of common stock to which they are attached. The Rights, if exercised, could cause a substantial dilution to the equity interest in Powerwave to a person’s or group’s ownership interest in the common stock that attempts to acquire Powerwave on terms not approved by Powerwave’s Board of Directors. The Rights Plan may be amended or terminated at any time at the sole discretion of Powerwave’s Board of Directors.

Powerwave is also governed by Section 203 of the Delaware General Corporation Law, which provides that certain business combinations between a Delaware corporation whose stock is generally traded or held of record by more than 2,000 shareholders, such as Powerwave, and an interested shareholder, which is generally defined as a shareholder who beneficially owns 15% or more of a Delaware corporation’s voting stock, are prohibited for a three-year period following the date that such shareholder became an interested shareholder, unless certain exceptions apply. The term business combination is defined generally to include, among other transactions, mergers, tender offers and transactions which increase an interested shareholder’s percentage ownership of stock in a Delaware corporation.

Under the terms of our outstanding 1.25% convertible subordinated notes due 2008, each holder of such notes may require that we repurchase the holder’s notes on the date fixed by us that is not less than 45 days nor more than 60 days after we give notice of a “change in control.” In connection with such a repurchase, we would be obligated to pay an amount of cash equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to but not including the date of repurchase. For this purpose a “change in control” means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a “Group”); (ii) the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture; (iii) any person or Group becomes the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of, or any successor to, all or substantially all of our assets; or (iv) the first day on which a majority of the members of our Board of Directors are not “continuing directors” (as defined below). For this purpose, a “continuing director” means, as of any date of determination, any member of our Board of Directors who was a member of our Board of Directors on the date of the original issuance of the notes, or was nominated for election or elected to our Board of Directors with the approval of a majority of the continuing directors who were members of our Board of Directors at the time of their nomination or election. This obligation to repurchase the outstanding notes upon the election of the holders of such notes following a change in control could have the effect of delaying or preventing a change in control of Powerwave. The consummation of the Exchange Offer is not considered a “change in control” for this purpose.

While it may be deemed to have potential anti-takeover effects, the proposed amendment to increase the authorized common stock is not prompted by any specific effort or takeover threat currently perceived by the Board of Directors.

Required Vote and Recommendation of Board of Directors

Approval of the amendment to increase the number of authorized shares of common stock under Powerwave’s Amended and Restated Certificate of Incorporation will require the affirmative vote of a majority of the shares of common stock of Powerwave outstanding as of the record date. Proxies solicited by management for which no specific direction is included will be voted “for” the amendment to increase the number of authorized shares of common stock under Powerwave’s Amended and Restated Certificate of Incorporation from 135,000,000 to 250,000,000. A properly executed proxy card marked “abstain” with respect to this proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If you do not sign and send in the proxy card, do not vote using the telephone or Internet, or do not vote at the Special Meeting, it will also have the effect of a negative vote. If you hold your Powerwave shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to this proposal. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on this matter and this will have the effect of a negative vote. Shares represented by such “broker non votes” will, however, be counted in determining whether there is a quorum. The Board recommends a vote “for” approval of the amendment to increase the number of authorized shares of common stock under Powerwave’s Amended and Restated Certificate of Incorporation from 135,000,000 to 250,000,000.

THE EXCHANGE OFFER

The Exchange Offer

Following discussions and negotiations between Powerwave and LGP Allgon regarding an acquisition of LGP Allgon, the Powerwave Board of Directors resolved on November 30, 2003 to make a public offer to the shareholders of LGP Allgon to exchange their LGP Allgon shares for Powerwave shares. The Board of Directors of LGP Allgon resolved the same day to recommend that LGP Allgon shareholders accept the Exchange Offer.

To effect the proposed acquisition, Powerwave is offering the shareholders of LGP Allgon the opportunity to exchange each of their LGP Allgon shares for shares of Powerwave common stock. Under the Exchange Offer, Powerwave is offering 1.1 shares of Powerwave common stock for each LGP Allgon share tendered. Based on the closing price of Powerwave common stock on Nasdaq on November 28, 2003 of $7.45 and an exchange rate of SEK 7.55 to $1.00 on November 28, 2003, the Exchange Offer corresponds to a value of approximately SEK 61.87 for each LGP Allgon share tendered. Based on the foregoing, the total value of the Exchange Offer is approximately $407 million (SEK 3.07 billion). The maximum number of shares of Powerwave common stock that may be issued as a result of the Exchange Offer is approximately 54,600,000. As of March 25, 2004, the Exchange Offer corresponds to a value of approximately SEK 61.94 for each LGP Allgon share tendered under the share alternative, based on the closing price of Powerwave common stock on Nasdaq on March 25, 2004 of $7.37 and an exchange rate of SEK 7.64 to $1.00 on March 25, 2004.

LGP Allgon shareholders are also being offered the opportunity, under a cash alternative, to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for SEK 61.87 in cash per LGP Allgon share, subject to an aggregate maximum payment of $125 million for the cash alternative. LGP Allgon shareholders may tender their shares under both the share and cash alternatives. The cash alternative of the Exchange Offer is not contingent upon any external financing and the cash price is fixed at SEK 61.87 per LGP Allgon share. No offer is being made for any outstanding LGP Allgon warrants. The complete terms and conditions for the Exchange Offer are set forth on pages 72-83.

The LGP Allgon shares are listed on the O list of the Stockholmsbörsen. At a value of SEK 61.87 per LGP Allgon share, the Exchange Offer represents a premium of approximately 38% over the LGP Allgon share closing price on the Stockholmsbörsen on November 28, 2003 of SEK 44.80. Compared to the average closing price of the LGP Allgon shares during the last 20 trading days prior to the announcement of the Exchange Offer of SEK 42.58, the Exchange Offer represents a premium of 45%.

Certain LGP Allgon shareholders, namely Skanditek Industriförvaltning AB, G. Kallstrom & Co. AB, Mr. Dag Tigerschiöld, Ms. Eva Gottschlich, Mr. Manfred Gottschlich and Mr. Mikael Gottschlich, representing in aggregate approximately 19% of the voting rights and issued share capital of LGP Allgon, have entered into option agreements with Powerwave under which Powerwave may acquire their LGP Allgon shares, subject to certain conditions, for equivalent consideration as in the share alternative of the Exchange Offer. These LGP Allgon shareholders have also executed lock-up agreements, under which they may not for six months following the commencement of settlement of consideration in the Exchange Offer sell, sell short, hedge, borrow against, or otherwise transfer their risk of ownership with respect to the Powerwave shares they would receive as consideration in connection with a sale of their LGP Allgon shares under the option agreements.

Pursuant to a non-solicitation agreement entered into between Powerwave and LGP Allgon dated November 30, 2003, the parties have undertaken, to the extent permissible under applicable law and stock exchange rules and regulations, to take any reasonable and necessary actions and measures in order to facilitate and make possible the completion of the combination, such as to file, submit or apply for any necessary exemptions or approvals from any authority or other regulatory entity. Further, Powerwave and LGP Allgon have, among other things, agreed neither to take any act, directly or indirectly, which is intended to in any way adversely affect the ability to successfully complete the combination, nor to solicit or initiate proposals or offers from any other person relating to any merger or business combination involving any of the parties. In case of a breach of the agreement, the breaching party has to reimburse the expenses incurred by the other party of an amount of $4 million. The Non-solicitation agreement is attached to this Proxy Statement/Prospectus as Annex C.

Powerwave has been informed that the Board of Directors of LGP Allgon unanimously recommends that shareholders of LGP Allgon accept the Exchange Offer. As a result of the Exchange Offer, assuming acceptance by all holders of LGP Allgon shares and if Powerwave acquires all LGP Allgon shares pursuant to the option agreements described on page 82, holders of LGP Allgon shares will hold between 37% and 46% of the combined company (excluding Powerwave’s convertible subordinated notes). Powerwave does not presently own any LGP Allgon shares or other securities entitling it to acquire LGP Allgon shares.

Background of the Exchange Offer

Powerwave’s strategic objective has been to become a leader in the design, development, manufacturing and marketing of products for the wireless communications infrastructure equipment industry. In this regard, Powerwave has been looking to expand its product offerings within the wireless infrastructure base station marketplace. Powerwave management believes that an increased range of products will enable it to increase its market share and presence worldwide, particularly in Europe. As a key element of its execution of this strategy, Powerwave has, from time to time, explored possible acquisitions of complementary businesses and technologies to expand product offerings and market presence. Powerwave’s previous acquisitions included the 1998 purchase of the radio frequency amplifier business of Hewlett Packard Company and the 2001 acquisition of Toracomm Limited, a radio frequency engineering and design group located in Bristol, England. In July 2003, Powerwave acquired from Ericsson certain assets and liabilities of the former MPD Technologies, located in New York. While Powerwave regularly reviews various possible acquisition candidates within the wireless infrastructure marketplace, Powerwave’s management believes that most successful acquisitions within the technology industry are transactions in which both parties are in favor of the transaction. Due to this belief, Powerwave does not generally pursue hostile transactions or companies whose management expresses a strong desire to not participate in acquisition discussions.

LGP Allgon is the result of LGP Telecom’s acquisition of Allgon AB in 2003. The acquisition, as well as the planned combination with Powerwave, reflects LGP Allgon’s stated strategic objective to be a partner to system suppliers and mobile network operators by offering a broad range of products and coverage solutions based on integrated products and systems.

The following provides a chronological listing of the activities leading up to the proposed transaction with LGP Allgon. For detailed information concerning the reasons that Powerwave is pursuing this transaction, see “Powerwave’s Reasons for the Exchange Offer” beginning on page 49. For a more detailed description of LGP Allgon’s reasons for the combination see pages 61-62.

On July 7, 2003, Mr. Bruce C. Edwards, Powerwave’s President and Chief Executive Officer, had a telephone conversation with Mr. Bengt Broman, President and Chief Executive Officer of LGP Allgon to discuss strategic alternatives between the two companies, including the possibility of a combination. Mr. Edwards and Mr. Broman were familiar with each other because of Powerwave’s and LGP Allgon’s participation in the same industry, although the two companies had no prior formal relationship. Powerwave initiated the discussions with LGP Allgon because of its desire to expand its product offerings within the wireless infrastructure base station market. Mr. Broman and Mr. Edwards had another telephone conversation on July 8, 2003, where they agreed to meet in person in New York a few weeks later.

On July 22, 2003, Mr. Edwards and Mr. Broman met in New York and had preliminary discussions to determine if there was a mutual interest in a potential business combination between Powerwave and LGP Allgon. The discussions related to potential benefits of combining the two companies, the status of the current wireless infrastructure market and both parties’ preliminary valuation considerations and expectations. As part of this meeting, both parties signed a confidentiality agreement and agreed to meet again when Mr. Edwards next came to Sweden.

On August 18 and 19, 2003, Mr. Edwards met with Mr. Dag Tigerschiöld, the Chairman of the Board of LGP Allgon, Mr. Mikael Gottschlich, the Vice Chairman of the Board of LGP Allgon and Mr. Broman at the offices of Skanditek Industriförvaltning AB in Stockholm, Sweden. At this meeting the parties further discussed the possibility of a potential business combination between Powerwave and LGP Allgon including further discussions regarding potential benefits of combining the two companies. Mr. Edwards and Mr. Broman agreed to meet again on Mr. Edwards’ next trip to Europe in September 2003.

On September 14, 2003, Mr. Edwards and Mr. Ronald J. Buschur, Powerwave’s Chief Operating Officer, visited LGP Allgon’s facilities in Sweden and met with Mr. Broman, Mr. Tigerschiöld, Mr. Gottschlich and Mr. Johan Ek, Executive Vice President and Vice President of Operations of LGP Allgon. On September 15, 2003, Mr. Edwards met with Mr. Broman, Mr. Tigerschiöld, Mr. Gottschlich and Mr. Claes Silfverstolpe, Chief Financial Officer of LGP Allgon, at the offices of Skanditek Industriförvaltning AB. At this meeting, the parties had further discussions regarding a potential business combination, including the terms of a potential business combination, a potential valuation range for LGP Allgon, as well as discussions regarding LGP Allgon’s operations and technologies.

On September 29, 2003, Mr. Edwards had a telephone conference with Mr. Broman, Mr. Tigerschiöld and Mr. Gottschlich to discuss a potential business combination and review a potential valuation range for LGP Allgon. The valuation range discussed LGP Allgon shareholders would own between 37% and 44% percent of the combined company. Following the telephone conference, Powerwave sent LGP Allgon a due diligence document request list of items that Powerwave desired to review.

On October 5, 2003, a meeting was held at Powerwave’s offices in Santa Ana, California that was attended by Mr. Broman, Mr. Tigerschiöld, Mr. Gottschlich and Mr. Ek from LGP Allgon and Mr. Edwards, Mr. Buschur, Mr. Kevin T. Michaels, Powerwave’s Chief Financial Officer, Ms. Marianna Murane, Powerwave’s Vice President of Organizational Development, Mr. Bill Vassilakis, Powerwave’s Vice President of Strategic Marketing, and Mr. Kim Bui, Powerwave’s Director of Strategic Planning. At this meeting, the representatives of Powerwave gave an overview of Powerwave operations, including historical financial results, organizational structure, products, product strategy, technology, manufacturing operations, customers and human resources. The parties also discussed general forms of a proposed combination of the two companies.

On October 6, 2003, Mr. Tigerschiöld, Mr. Gottschlich, Mr. Broman and Mr. Ek received a tour of Powerwave’s facilities in Santa Ana, California from Mr. Edwards and Mr. Buschur.

On October 9, 2003, Mr. Edwards and Mr. Michaels met with representatives of Deutsche Bank to discuss engaging Deutsche Bank for investment banking services related to the proposed transaction with LGP Allgon.

On October 10, 2003, Powerwave engaged Deutsche Bank as its financial advisor in connection with its potential interest in the acquisition of LGP Allgon.

On October 15, 2003, Powerwave held a regularly scheduled meeting of its Board of Directors. At this meeting, representatives of Deutsche Bank reviewed with the Board of Directors initial valuation considerations and approaches, structural considerations involved in a potential acquisition as well as strategies for moving forward with a non-binding offer. Representatives of Stradling Yocca Carlson & Rauth, legal counsel to Powerwave, discussed structuring issues regarding a potential transaction and the contents of a non-binding offer. After discussing reasons for the proposed transaction, Powerwave’s Board of Directors authorized Mr. Edwards and Mr. Michaels to continue the due diligence investigation of LGP Allgon as well as to make a non-binding offer to acquire all of the shares of LGP Allgon.

Following the Board of Directors meeting on October 15, 2003, Mr. Edwards submitted to Mr. Broman a non-binding indicative offer letter to make an exchange offer for all of the shares of LGP Allgon. The letter contained a valuation range consistent with the range previously discussed between Powerwave and LGP Allgon and proposed alternative transaction structures and was expressly subject to completion of mutual due diligence reviews. The exchange offer also was subject to certain conditions including, without limitation (i) that the offer be accepted by more than 90% of the shares and votes in LGP Allgon; (ii) that the shareholders of Powerwave approve the issuance of shares of Powerwave in the exchange offer; and (iii) that all authorizations and regulatory approvals be obtained.

On October 19, 2003, Mr. Edwards and Mr. Tigerschiöld had a telephone conversation and reviewed the merits of a business combination and had further negotiations and discussions regarding a potential valuation range for LGP Allgon.

On October 20, 2003, following conversations between Deutsche Bank and the financial advisor for LGP Allgon, Merrill Lynch International, as well as conversations between Mr. Broman and Mr. Edwards and Mr. Tigerschiöld and Mr. Edwards, Mr. Edwards submitted to Mr. Broman a revised non-binding indicative offer letter to make an exchange offer for all of the shares of LGP Allgon. The revised offer included a valuation of LGP Allgon at the high end of the range originally discussed on September 29, 2003 between Powerwave and LGP Allgon and was again expressly subject to completion of due diligence and subject to the same conditions described above. The revised offer also included proposed non-solicitation and standstill terms.

On October 21, 2003, Mr. Tigerschiöld responded to Mr. Edwards’ proposal dated October 20, 2003, with some suggested amendments to Powerwave’s proposal. These proposed amendments related to a potential floor on the value of the exchange offer consideration since the consideration involved common shares, a proposal to increase the price above the previously discussed valuation range, as well as the scope and timing of due diligence activities. Also, on October 21, 2003, representatives of Merrill Lynch and Deutsche Bank had several discussions and negotiations regarding valuation issues and the terms of the non-binding offer.

On October 22, 2003, following contacts between LGP Allgon and Merrill Lynch during the preceding three weeks, the engagement of Merrill Lynch was confirmed by an engagement letter, by which Merrill Lynch was engaged as LGP Allgon’s financial advisor in relation to the potential transaction.

On October 22, 2003, Mr. Edwards sent a letter to Mr. Broman and Mr. Tigerschiöld confirming Mr. Tigerschiöld’s request for amendments to the offer and acknowledging that such requests would be addressed during further negotiations. After further discussions between Mr. Broman and Mr. Edwards on October 22, 2003 regarding the scope and timing of each party’s due diligence reviews, both parties instructed their respective financial advisors to begin scheduling formal due diligence reviews and management presentations.

During the week of November 2-8, 2003, representatives of Powerwave’s legal advisors, Stradling Yocca Carlson & Rauth and the Swedish firm, Vinge, representatives of Deutsche Bank, as well as representatives of Powerwave, conducted due diligence of LGP Allgon in Stockholm, Sweden. LGP Allgon made information available in a data room to facilitate the review of financial, accounting, legal and operational matters. Powerwave was assisted in its review of certain finance and tax matters by the Swedish affiliate of PricewaterhouseCoopers. Vinge continued its due diligence review in the LGP Allgon data room through November 17, 2003.

During the period between November 2-14, 2003, Powerwave made information available in a data room, both in Newport Beach, California and in Stockholm to facilitate the due diligence review of Powerwave by LGP Allgon, and its financial and legal advisors.

On November 5, 2003, Mr. Edwards met with Mr. Broman in Stockholm, and they further negotiated valuation issues and discussed potential synergies in combining the two companies, as well as the management and operational structure for the combined company.

During November 4–7, 2003, representatives of LGP Allgon management, including Mr. Broman, Mr. Silfverstolpe, Mr. Ek and Mr. Mattias Nyström, Vice President of Research and Development for LGP Allgon, made presentations to Powerwave management, representatives of Deutsche Bank, Vinge and Stradling Yocca Carlson & Rauth regarding the business operations of LGP Allgon, including its customers, suppliers, product manufacturing facilities, patent portfolio, pending litigation, union relations and product strategy.

Also during November 4–7, 2003, representatives of Powerwave management, including Mr. Edwards, Mr. Michaels, Ms. Murane and Mr. Buschur, made presentations to LGP Allgon management, representatives of Merrill Lynch and representatives of Mannheimer Swartling Advokatbyrå, Swedish legal counsel for LGP Allgon, and Sullivan & Cromwell LLP, U.S. legal counsel for LGP Allgon, regarding the business operations of Powerwave, including its organizational structure, products, customers, suppliers, product strategy, patents, and manufacturing operations.

On November 5, 2003, Mr. Robert Legendre, Powerwave’s Senior Vice President of Global Contract Manufacturing, Mr. Ted Heil, Powerwave’s Vice President of Engineering, and Mr. Buschur toured LGP Allgon’s manufacturing facilities outside of Stockholm, and reviewed manufacturing, research and development and supply chain details with Mr. Ek and Mr. Nyström.

During November 4–6, 2003, there were ongoing negotiations regarding the terms and conditions of an exchange offer, including discussions on valuation issues, transaction structure, shareholder irrevocable tender agreements and lock-up agreements. Mr. Edwards, Mr. Buschur, Mr. Michaels, as well as representatives of Deutsche Bank, Stradling Yocca Carlson & Rauth and Vinge participated in these negotiations for Powerwave and Mr. Broman, Mr. Tigerschiöld, Mr. Gottschlich and Mr. Silfverstolpe and representatives of Merrill Lynch, Mannheimer Swartling and Sullivan & Cromwell LLP participated in these negotiations for LGP Allgon. During these negotiations and discussions, several iterations of the Exchange Offer terms and conditions were exchanged between the parties.

On November 7, 2003, the Board of Directors of Powerwave held a telephone meeting with representatives of Powerwave management to discuss the Exchange Offer negotiations and progress of due diligence activities.

On November 8, 2003, Mr. Edwards had a conference call with Mr. Tigerschiöld and Mr. Gottschlich to further discuss and negotiate valuation issues and discuss transaction terms. The negotiations related to the exchange ratio to be offered by Powerwave, a potential shareholder irrevocable tender agreement, lock-up agreements and potential transaction break-up fees.

During November 10–11, 2003, Mr. Nyström and Mr. Henrik Huss, LGP Allgon’s Vice President for Product Management and Business Development, met with Mr. Edwards, Mr. Vassilakis, Mr. Bui and Mr. Chuck Baril, Powerwave’s Vice President of Quality Assurance, in Santa Ana, California, to review Powerwave’s research and development, quality assurance, manufacturing and engineering operations.

On November 11, 2003, Mr. Edwards had a conference call with Mr. Tigerschiöld, Mr. Broman and Mr. Gottschlich to further negotiate valuation issues and transaction terms. On this call, the parties negotiated the exchange ratio and had further discussions regarding potential transaction break-up fees.

Between November 11–18, 2003, further discussions were held between Mr. Edwards, Mr. Tigerschiöld, Mr. Broman and Mr. Gottschlich, as well as between the financial advisors of Powerwave and LGP Allgon, regarding the exchange ratio.

On November 18, 2003, Mr. Edwards, Mr. Buschur and Mr. Michaels had a conference call with Mr. Tigerschiöld and Mr. Gottschlich to further negotiate the exchange ratio and transaction terms. On this call, the parties reached an understanding on the exchange ratio, subject to confirmatory diligence activities.

Between November 19–21, 2003, LGP Allgon and Powerwave, through their legal advisors and financial advisors, further negotiated the Exchange Offer terms, conditions to the Exchange Offer and related agreements.

On November 21, 2003, the Board of Directors of Powerwave held a telephone meeting with representatives of Powerwave management and representatives of Stradling Yocca Carlson & Rauth. At this meeting, management provided an update on the status of transaction negotiations, including the proposed exchange offer financial terms as well as an update on potential synergies between the two companies and open issues to be negotiated. Powerwave’s management also provided a substantive update of due diligence activities. In addition, representatives of Stradling Yocca Carlson & Rauth reviewed Delaware law regarding board of director fiduciary duties and the application of Delaware law in the context of acquisitions.

Between November 24 and November 29, 2003, Powerwave and LGP Allgon continued to negotiate the terms and conditions of the Exchange Offer and related agreements, including lock-up agreements and option agreements from key shareholders, the terms of a mutual non-solicitation agreement and the content of the proposed press releases announcing the Exchange Offer. From November 24 through November 28, Mr. Edwards and Mr. Broman held a daily conference call to identify and address key issues to be resolved. During this same period, LGP Allgon and Powerwave, through their legal advisors and financial advisors continued to negotiate the Exchange Offer terms, conditions to the offer and agreements necessary to document the offer. Also, the parties continued to share legal and financial due diligence materials.

On November 26, 2003, there was a conference call with Mr. Broman, Mr. Silfverstolpe and representatives of Mannheimer Swartling as well as Mr. Edwards, Mr. Michaels and representatives of Vinge, Stradling Yocca Carlson & Rauth and Deutsche Bank. The purpose of this call was to address open due diligence questions related to LGP Allgon.

On November 26, 2003, the Board of Directors of Powerwave held a telephone meeting with representatives of Powerwave management. At this meeting, management of Powerwave provided an update on the status of transaction negotiations and a further substantive update of due diligence activities.

On November 30, 2003, Powerwave’s Board of Directors held a Special Meeting to discuss the final terms of the Exchange Offer as well as the proposed final drafts of an agreement between Powerwave and LGP Allgon regarding, among other matters, non- solicitation in connection with the Exchange Offer, the forms of the shareholder option agreement and the shareholder lock-up agreement as well as to discuss legal, financial and business due diligence investigations. Representatives of Deutsche Bank reviewed in detail the proposed terms of the Exchange Offer, including changes from the Exchange Offer summary that were distributed prior to the meeting of the Board of Directors. Representatives from Stradling Yocca Carlson & Rauth also addressed questions regarding the Exchange Offer terms. Representatives of Deutsche Bank presented its financial analysis of the Exchange Offer and discussed the analysis with the Board of Directors. Deutsche Bank then delivered its opinion orally, which was subsequently confirmed in writing as of the same date, to the Board of Directors that the consideration to be paid to the shareholders of LGP Allgon in the Exchange Offer was fair to Powerwave from a financial point of view. After additional discussions, Powerwave’s Board of Directors unanimously approved the Exchange Offer and related documents, as well as an amendment to Powerwave’s Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock. The Board of Directors also directed that the issuance of shares in the Exchange Offer and the amendment to Powerwave’s Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock, be submitted to the Powerwave shareholders for approval.

On November 30, 2003, LGP Allgon’s Board of Directors held a Special Meeting to discuss the final terms of the Exchange Offer, as well as the proposed final draft of an agreement regarding, among other matters, non-solicitation in connection with the Exchange Offer and the combination of Powerwave and LGP Allgon, as well as to discuss legal, financial and business due diligence investigations. Merrill Lynch delivered its opinion in respect of the exchange ratio of 1.1. After additional discussions, LGP Allgon’s Board of Directors unanimously resolved to recommend that the LGP Allgon shareholders to accept the Exchange Offer.

In the afternoon on November 30, 2003, after receiving confirmation that the Board of Directors of LGP Allgon had resolved to recommend the LGP Allgon shareholders to accept the Exchange Offer, LGP Allgon and Powerwave entered into an agreement regarding, among other matters, non-solicitation in connection with the Exchange Offer. In addition, Powerwave and certain shareholders of LGP Allgon entered into definitive option and lock-up agreements. The companies then publicly announced the Exchange Offer by issuing joint press releases in Sweden and the United States on December 1, 2003.

Powerwave’s Reasons for the Exchange Offer

In reaching its decision to pursue a combination of Powerwave and LGP Allgon, Powerwave’s Board of Directors consulted with senior management and its financial and legal advisors and considered a number of material factors, all of which are set forth below. Powerwave’s management believes that a combination of Powerwave and LGP Allgon represents an opportunity to increase value for the shareholders of Powerwave and LGP Allgon by combining Powerwave with a strategic partner that will provide it with a number of strategic advantages resulting in expanded growth opportunities within the wireless communications infrastructure equipment industry. For a description of LGP Allgon’s reasons for the combination see pages 61-62.

In reaching its conclusion to approve the Exchange Offer, the Board of Directors of Powerwave considered the following factors, which were all of the material factors generally supporting its decision to approve the terms of the Exchange Offer and enter into the non-solicitation agreement and the option and lock-up agreements:

•	its understanding of the current and prospective environment in which Powerwave and LGP Allgon operate, including US and foreign economic conditions, the competitive environment within the wireless infrastructure marketplace and continuing consolidation in the wireless infrastructure market, and the likely effect of these factors on Powerwave in light of, and in absence of, the proposed transaction;

•	the complementary operations and capabilities of both companies which is expected to create a combined company with an increased market presence and revenue opportunities within the global wireless infrastructure industry;

•	the complementary product lines of the two companies, which provide the combined company with a broader product line that management believes will better position the combined company in the wireless infrastructure marketplace;

•	the combined customer base of the two companies encompasses most all of the major global players involved in the wireless infrastructure industry, from major original equipment manufacturers to wireless network operators throughout North America, Europe and Asia;

•	the potential synergies from combining the two companies, which annual operational efficiencies and cost savings management currently estimates to be approximately $15 million on an an annual basis, as well as potential revenues synergies;

•	the combined company will be addressing a larger market opportunity and will have the potential to leverage its potential synergies and grow its revenue base;

•	the fairness opinion by Deutsche Bank including the expected financial impact of the acquisition on the combined company;

•	the review with Powerwave’s legal and financial advisors of the structure of the proposed transaction, the terms of the transaction including the exchange ratio and the share and cash alternatives, the dilution effects on common shareholders of Powerwave, the option agreements, the lock-up agreements, the non-solicitation agreement and expected capital structure of the combined company;

•	the proposed board and management arrangements which would position the combined company with strong leadership and experienced operating management;

•	the likelihood that the regulatory approvals need to complete the transaction will be obtained;

•	the historical and current market prices of Powerwave common stock and LGP Allgon common stock, as well as the financial analysis prepared by Deutsche Bank and information concerning the trading of LGP Allgon common stock on the Stockholmsbörsen; and

•	the risks involved in the acquisition and of managing the combined company.

Powerwave believes that the combination will create a global leader in the design, development, manufacture and marketing of wireless communications infrastructure equipment. Powerwave believes that the strategic compatibility of the products and technologies of Powerwave and LGP Allgon will provide the combined company with significant earnings power and a broader product platform from which it can actively pursue growth opportunities in the industry.

Global Scale and Increased Geographic Market

The combination of Powerwave and LGP Allgon is expected to expand Powerwave’s global reach and enhance its position as a market leader in the wireless infrastructure industry. Powerwave and LGP Allgon have highly complementary geographic presences, with Powerwave occupying an established market position in North America and LGP Allgon having an established market position in Europe. For 2003, approximately 54% of Powerwave’s revenues were from North American customers, while LGP Allgon’s European customers accounted for 68% of its revenue. Therefore, the combined company will have a more balanced global presence with a strong base of operations in both North America and Europe. In addition, both Powerwave and LGP Allgon have significant presence in Asia in both manufacturing and sales with each company having over 10% of their revenues coming from Asia. Combining the two companies will provide Powerwave with a larger market presence in Asia along with a broader product line which provides the combined company with a larger market opportunity in Asia. The combined company will have approximately 2,000 employees operating in 21 facilities in 13 countries throughout the world. As a result, Powerwave believes that the combination of Powerwave and LGP Allgon will create a more diversified and balanced operating model.

Complementary Product Lines

Powerwave believes that its focus on radio frequency power amplifiers is an excellent complement to LGP Allgon’s diversified product offering of wireless infrastructure products. While the products of each company are distinctly different and serve different functions within a wireless network base station, they are both utilized in such base station and are sold to the same customer base. Due to these complementary product lines, the combined company will have an enhanced platform to capture the rollout of next generation or 3G technologies due to its broader product portfolio, which will include multi-carrier power amplifiers, antennas, repeaters, integrated transceivers and tower-mounted amplifiers. The combined company will also be able to offer both original equipment manufacturers and mobile network operators a wide range of current generation products, including antennas, radio frequency filters, radio frequency power amplifiers, tower mounted amplifiers, combiners, repeaters, and a wide range of integrated products and systems for use with wireless networks worldwide.

Powerwave also believes that the combined company’s broader product portfolio will increase its addressable market from less than $2 billion to more than $10 billion, as the combined company will be able to offer to customers a larger range of wireless infrastructure products within the radio frequency footprint. The radio frequency footprint consists of all wireless base station components, including the radio frequency core, power amplifiers, backplane, transceiver, repeaters, filters, and antennas. With the combination of Powerwave and LGP Allgon product lines, the combined company will be able to offer customers all of the major products within the radio frequency footprint, thereby expanding the addressable market opportunity beyond either companies addressable market prior to the proposed combination. In addition, Powerwave believes the broader product portfolio will also help solidify the leadership positions each company has in its respective markets. After completion of the Exchange Offer, the combined company will continue to have the number one market position as an independent supplier of radio frequency power amplifiers. In addition, it will occupy one of the two leading market positions in tower mounted amplifiers and the number three position in base station antennas.

Customers

Both Powerwave and LGP Allgon have well-established customer relationships with the world’s leading original equipment manufacturers and wireless network operators. The wireless infrastructure marketplace is characterized by a limited number of potential customers, primarily the operators of wireless networks throughout the world. These wireless network operators purchase equipment from either original equipment manufacturers or direct from suppliers of infrastructure components. Both Powerwave and LGP Allgon provide products to a majority of the same major original equipment manufacturers and wireless network operators. Powerwave’s sales have historically been concentrated in sales to original equipment manufacturers, accounting for approximately 80% of revenues. LGP Allgon’s sales have historically been concentrated in sales to wireless network operators, accounting for approximately 60% of LGP Allgon’s current revenues. Since there are more wireless network operators than major original equipment manufacturers, LGP Allgon’s customer base is significantly more diversified than Powerwave’s. The combination with LGP Allgon broadens Powerwave’s customer base and provides the opportunity for significant incremental cross-selling opportunities on a global basis with an increased exposure to wireless network operators. Powerwave’s management believes that customers in the wireless infrastructure market can benefit from a comprehensive solutions provider for their complex network needs.

Potential Synergy Benefits

Powerwave’s management believes that this combination will provide the combined company with several achievable cost reduction synergies totaling approximately $15 million on an annual basis going forward. Savings are expected to be achieved in materials purchasing resulting from the increased purchasing power of the combined operations, coupled with Powerwave’s experience in supply chain management. From an operations perspective, the combined company is expected to focus on increasing efficiencies and process improvements while leveraging the two companies’ contract manufacturing expertise. Powerwave’s management also believes that the combined company can integrate its research and development activities and focus on common design platforms to leverage its products and to deliver better value to customers. Lastly, Powerwave’s management believes that an integration of the two companies will enable an optimization of the sales and marketing organizations.

In the long term, Powerwave’s management believes that this combination creates even more potential synergies in growth for the combined company. These opportunities include leveraging sales channels and cross selling expanded product lines across the combined company’s entire customer base. Powerwave’s management expects to be able to enhance the combined company’s product marketing and leverage its competitive position in the markets it serves, and thereby strengthen its brand awareness.

Financial Benefits

The combination of Powerwave and LGP Allgon is expected by Powerwave to result in increased production and development capabilities and is anticipated to result in a combined company that is more profitable and better positioned in the wireless infrastructure industry. The combination of Powerwave and LGP Allgon creates a more balanced operating model since the combined company will have a significantly broader product portfolio coupled with a better diversified customer base. The combined company will benefit from Powerwave’s significant cash balances, which will provide the combined company with cash liquidity to make capital investments while retaining significant financial flexibility. In addition, the ability to cross-sell into each company’s respective customer base represents an opportunity to realize revenue synergies over time.

Potential Risks

The Board of Directors of Powerwave considered potential risks associated with the transaction in connection with its deliberations of the proposed transaction, including:

•	the challenges of integrating LGP Allgon’s businesses, operations and workforce with those of Powerwave;

•	the need to obtain Powerwave stockholder and regulatory approvals in order to complete the transaction;

•	the risks associated with achieving the anticipated cost savings;

•	the risks of competing in a larger market with a broader range of products;

•	the risks of additional dilution to the existing shareholders of Powerwave; and

•	the need and ability to retain key technical and management of LGP Allgon.

The Board also reviewed estimates of transaction and integration expenses associated with the proposed transaction. Transaction expenses were estimated to be in a range of $10 to $15 million, and integration expenses were estimated to be in a range of $10 to $15 million.

The Board of Directors also reviewed the potential impact of the non-solicitation agreement on Powerwave. Since this agreement is only effective during the period prior to the closing of the proposed transaction, and prohibits Powerwave from pursuing any alternative transactions without the approval of LGP Allgon, the Board of Directors of Powerwave, after consultation with its financial and legal advisors and Powerwave management, determined that the non-solicitation agreement would not be expected to have a significant impact on Powerwave.

Recommendation of Powerwave’s Board of Directors

Powerwave’s Board of Directors believes that the Exchange Offer is advisable and in the best interests of Powerwave and its shareholders and recommends that Powerwave’s shareholders vote FOR the proposal to approve the issuance and exchange of up to 54,600,000 shares of Powerwave’s common stock and FOR the proposal to increase the number of authorized shares of common stock of Powerwave from 135,000,000 to 250,000,000.

Opinion of Deutsche Bank Securities Inc., Financial Advisor to Powerwave

Deutsche Bank has acted as financial advisor to Powerwave in connection with the Exchange Offer. At the November 30, 2003 meeting of Powerwave’s Board of Directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date, to Powerwave’s Board of Directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the Exchange Offer consideration to be paid to the shareholders of LGP Allgon was fair, from a financial point of view, to Powerwave. Based on the closing price of Powerwave’s common stock on November 28, 2003 (the last trading day prior to the date of Deutsche Bank’s opinion), the per share value of each the stock consideration and the cash alternative offered by Powerwave to the shareholders of LGP Allgon was approximately $8.20, applying the currency exchange rate on such date of SEK 7.55 to $1.00. Subsequent to the date of Deutsche Bank’s opinion, based on the closing price of Powerwave’s common stock on March 25, 2004, the per share value of the stock consideration was approximately $8.11 and the dollar amount of the cash alternative was approximately $8.10 per LGP Allgon share, applying the currency exchange rate on such date of SEK 7.64 to $1.00.

The full text of Deutsche Bank’s written opinion, dated November 30, 2003, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Powerwave shareholders are urged to read the Deutsche Bank opinion in its entirety. The summary of the Deutsche Bank opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Deutsche Bank opinion.

In connection with Deutsche Bank’s role as financial advisor to Powerwave, and in arriving at its opinion, Deutsche Bank, among other things, reviewed publicly available financial and other information concerning Powerwave and LGP Allgon and information regarding each company’s business, operations, financial forecasts (relating to the business, earnings, cash flow, assets and liabilities of each company), product offerings and strategic focus prepared and furnished to it by each of Powerwave and LGP Allgon. Deutsche Bank has also held discussions with the members of the senior management of Powerwave and LGP Allgon regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for LGP Allgon’s shares, listed on the “O” List of the Stockholmsbörsen under the symbol “LGPA” and Powerwave’s common stock which is listed on the Nasdaq National Market under the symbol “PWAV”;

•	compared certain financial and stock information for Powerwave and LGP Allgon with similar information for selected companies whose securities are publicly traded;

•	reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part;

•	reviewed the pro forma impact of the Exchange Offer on Powerwave’s earnings per share;

•	reviewed the terms of the Offer Related Documents (as defined in the opinion); and

•	performed other studies and analyses and considered other factors as it deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, the accuracy or completeness of any information, whether publicly available or furnished to it, concerning Powerwave or LGP Allgon, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Deutsche Bank has also relied upon, without independent verification, assessment by management of LGP Allgon and Powerwave of their respective technology and products, and the integration of Powerwave’s technology with LGP Allgon’s technology and the timing of introduction of future products incorporating such technology. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information (and, for certain of the information, the English language translations thereof). Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Powerwave or LGP Allgon. With respect to LGP Allgon, Deutsche Bank has been furnished with financial statements and data indicated to have been prepared in accordance with Swedish generally accepted accounting principles, or GAAP. Deutsche Bank has, with Powerwave’s concurrence, relied upon such information in preparing its opinion, made no independent review, reconciliation or investigation of differences, or the materiality thereof, that may exist between Swedish GAAP and United States GAAP, and makes no representation as to the effect such differences, if any, might have on the comparability of such information for purposes of its analyses. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, strategic or other information regarding operating efficiencies and financial synergies expected by Powerwave and LGP Allgon to be achieved as a result of the Exchange Offer (collectively referred to as the synergies), made available to Deutsche Bank and used in its analysis, Deutsche Bank assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Powerwave and LGP Allgon, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no opinion as to the reasonableness of any financial data or estimates, forecasts or projections, including the synergies, or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it, or otherwise used, as of the date of its opinion and is without regard to any market, economic, financial, currency exchange, legal or other circumstances or event of any kind or nature which may exist or occur after such date.

In rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:

•	all necessary conditions to the obligations of each of Powerwave and LGP Allgon to consummate the Exchange Offer will be satisfied without any waiver thereof;

•	all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Exchange Offer will be obtained;

•	in connection with obtaining any necessary governmental, regulatory, or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which Powerwave or LGP Allgon is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would be materially adverse to Powerwave or LGP Allgon or materially reduce the contemplated benefits of the Exchange Offer to Powerwave; and

•	the Exchange Offer will be tax-free to each of Powerwave and LGP Allgon.

Set forth below is a brief summary of certain financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Powerwave Board of Directors at its meeting on November 30, 2003:

Historical Stock Performance.    Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for Powerwave common stock and LGP Allgon shares and compared these market prices to certain stock market indices.

Sum-of-the-Parts Analysis.    Deutsche Bank performed a “sum-of-the-parts” analysis and analyzed LGP Allgon’s two main business units, telecommunications and contract manufacturing, separately using selected publicly traded companies and selected precedent transactions for each of the two business units. The results of the two separate analyses were then combined to derive implied ranges for LGP Allgon as a whole and are addressed under “Sum-of-the-Parts Analysis—Combined LGP Allgon”. Based on the nine months ended September 30, 2003, total revenue for LGP Allgon’s telecommunications and contract manufacturing business units accounted for approximately 85% and 15% of total LGP Allgon revenues, respectively. The analysis of LGP Allgon’s contract manufacturing business unit is addressed under “Sum-of-the-Parts Analysis—Contract Manufacturing” and the analysis of LGP Allgon’s telecommunications business unit is addressed under “Sum-of-the-Parts Analysis—Telecommunications—Analysis of Selected Publicly Traded Companies” and “—Analysis of Selected Precedent Transactions” below.

Sum-of-the-Parts Analysis—Telecommunications:

Analysis of Selected Publicly Traded Companies.    Deutsche Bank compared financial information and commonly used valuation measurements for LGP Allgon to corresponding information and measurements for a group of seven publicly traded companies in the wireless telecommunications infrastructure industry (including for each company the principal exchange where its stock is traded), which Deutsche Bank refers to as the telecommunications selected companies, consisting of:

•	Anaren Microwave, Inc. (Nasdaq National Market)

•	Andrew Corporation (Nasdaq National Market)

•	Filtronic PLC (London Stock Exchange)

•	Powerwave Technologies, Inc. (Nasdaq National Market)

•	Nera ASA (Oslo Stock Exchange)

•	REMEC, Inc. (Nasdaq National Market)

•	Stratex Networks, Inc. (Nasdaq National Market)

The financial information and valuation measurements that Deutsche Bank compared included, among other things,

•	common equity market valuation;

•	ratios of common equity market value as adjusted for debt and cash, or enterprise value, to:

•	revenues; and

•	earnings before interest expense, income taxes and depreciation and amortization, or EBITDA; and

•	ratios of common equity market value, or equity value, to earnings per share.

To calculate the trading multiples for LGP Allgon and the telecommunications selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by equity research analysts, and certain internal analyses and other financial information prepared and furnished to it by LGP Allgon.

Deutsche Bank’s analysis of the selected companies yielded the multiple ranges and the resultant Deutsche Bank implied reference multiples set forth in the chart below.

Referral multiples	Relevant multiple ranges	Median	Deutsche Bank implied reference range
Enterprise value to 2003E revenue	0.6x – 2.8x	1.6x	1.1x – 1.8x
Enterprise value to 2004E revenue	0.5x – 2.6x	1.3x	0.9x – 1.5x
Enterprise value to 2004E EBITDA	5.6x – 18.0x	12.5x	7.5x – 13.0x
Equity value to 2004E earnings	15.4x – 89.7x	45.8x	18.0x – 40.0x

None of the companies used as a comparison are identical to LGP Allgon or Powerwave. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Analysis of Selected Precedent Transactions.    Deutsche Bank reviewed the financial terms, to the extent publicly available, of seven pending or completed mergers and acquisition transactions since 2001 involving companies in the wireless telecommunications infrastructure industry, which Deutsche Bank refers to as the telecommunications selected transactions. The transactions reviewed were:

Date Announced	Acquiror	Target
10/31/03	REMEC, Inc.	Paradigm Wireless Systems Inc.
02/18/03	Andrew Corporation	Allen Telecom Inc.
01/21/03	LGP Telecom Holding AB	Allgon AB
10/29/02	REMEC, Inc.	Spectrian Corporation
02/19/02	Andrew Corporation	Celiant Corporation
01/17/02	Western Multiplex Corporation	Proxim Inc.
10/08/01	REMEC, Inc.	Solitra Oy (ADC Telecom)

Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the telecommunications selected transactions. Deutsche Bank’s analysis of the selected transactions yielded the multiple ranges and the resultant Deutsche Bank implied reference multiples set forth in the chart below.

Referral multiples	Relevant multiple ranges	Median	Deutsche Bank implied reference range
Enterprise value to last twelve month revenue	0.9x – 2.2x	1.1x	0.9x – 1.5x
Enterprise value to next twelve month estimated revenue	0.8x – 2.1x	1.1x	0.9x – 1.4x
Enterprise value to next twelve month estimated EBITDA	14.9x – 22.2x	17.2x	12.0x – 17.0x

All the multiples for the telecommunications selected transactions were based on public information available at the time of the announcement of such transaction, without taking into account differing market and other conditions during the three-year period during which the telecommunications selected transactions occurred, other than adjustments made to the stock portion of the nominal transaction values for the price changes in the NASDAQ composite from the time of announcement of each of the telecommunications selected transactions to the date of Deutsche Bank’s opinion.

Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of LGP Allgon, Powerwave and the companies involved in the telecommunications selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the Exchange Offer that could affect the value of the subject companies and businesses of Powerwave and LGP Allgon.

Sum-of-the-Parts Analysis—Contract Manufacturing:

Deutsche Bank compared financial information and commonly used valuation measurements for LGP Allgon’s contract manufacturing to corresponding information and measurements (see also Analysis of Selected Publicly Traded Companies under the heading of Sum-of-the Parts Analysis—Telecommunications above for details on measurements and calculations) for a group of four other publicly traded companies with enterprise values of less than $1 billion in the electronics manufacturing, or EMS, industry (including for each company the principal exchange where its stock is traded), which Deutsche Bank refers to as the EMS selected companies, consisting of:

•	Elcoteq Network (Helsinki Exchange)

•	Plexus Corporation (Nasdaq National Market)

•	Pemstar Inc. (Nasdaq National Market)

•	Semtech Corporation (Nasdaq National Market)

Deutsche Bank also reviewed the financial terms, to the extent publicly available, of five pending or completed mergers and acquisition transactions since 2000 involving companies in the EMS industry with transactions values less than $1 billion, which Deutsche Bank refers to as the EMS selected transactions. The transactions reviewed were:

Date Announced	Acquiror	Target
10/15/03	Celestica Inc.	Manufacturers’ Services Ltd.
06/15/01	Celestica Inc.	Omni Industries
06/01/01	Celestica Inc.	Primetech Electronics Inc.
08/10/00	Flextronics International Ltd.	JIT Holdings Ltd.
03/16/00	ACT Manufacturing Inc.	GSS Array Technology

Deutsche Bank calculated various multiples based on publicly available information for each of the EMS selected companies and transactions. Deutsche Bank’s analysis of the selected companies and transactions yielded the multiple ranges and the resultant Deutsche Bank reference multiples set forth in the chart below. For the purposes of simplifying the analysis in the Sum-of-the-Parts Analysis—Combined LGP Allgon below and based upon the midpoint of the various implied enterprise values as derived from the implied reference multiples above, Deutsche Bank ascribed an implied enterprise value of $35 million for LGP Allgon’s contract manufacturing business unit.

Referral multiples	Relevant multiple ranges	Median	Deutsche Bank implied reference multiple
Enterprise value to last twelve months revenue based on EMS selected companies	0.2x – 0.9x	0.3x	0.4x
Enterprise value to last twelve months EBITDA based on EMS selected companies	5.0x – 7.7x	6.8x	6.0x
Enterprise value to last twelve months revenue based on EMS selected transactions	0.3x – 1.0x	0.7x	0.7x
Enterprise value to last twelve months EBITDA based on EMS selected transactions	8.0x – 17.7x	11.4x	9.0x

None of the EMS selected companies used as a comparison are identical to LGP Allgon. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

All the multiples for the EMS selected transactions were based on public information, available at the time of the announcement of that transaction, without taking into account differing market and other conditions during the three-year period during which the telecommunications selected transactions occurred, other than adjustments made to the stock portion of nominal transaction values for the price changes in the NASDAQ composite from the time of announcement of each of the EMS selected transactions to the date of Deutsche Bank’s opinion. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of LGP Allgon and the companies involved in the telecommunications selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the Exchange Offer that could affect the value of the subject companies and businesses of Powerwave and LGP Allgon.

Sum-of-the-Parts Analysis—Combined LGP Allgon:

As discussed above, the results of Deutsche Bank’s analysis regarding LGP Allgon’s telecommunications business unit and contract manufacturing business unit were combined to derive implied ranges for LGP Allgon as a whole. Based on the implied telecommunications reference range calculated in Sum-of-the-Parts Analysis—Analysis of Selected Publicly Traded Companies and Sum-of-the-Parts Analysis—Contract Manufacturing above, Deutsche Bank calculated the following:

($ in millions, except per share amounts)

Referral multiples	Implied telecom reference range	Implied contract manufacturing reference value	Implied combined reference range	Implied blended reference multiple range	Implied transaction multiple	Implied value per share of LGP Allgon	Notional transaction consideration per share of LGP Allgon
Enterprise value to 2003E revenue	$268 – $439	$35	$303 – $474	1.1x – 1.7x	1.5x	$5.60 – $9.04	$8.20
Enterprise value to 2004E revenue	266 – 443	35	301 – 478	0.9x – 1.4x	1.2x	5.55 – 9.13	8.20
Enterprise value to 2004E EBITDA	259 – 449	35	294 – 484	6.9x – 11.3x	10.1x	5.42 – 9.25	8.20
Equity value to 2004E earnings	309 – 655	35	344 – 690	20.2x – 42.2x	25.8x	6.42 – 13.40	8.20

Deutsche Bank observed that the above ranges of the implied value per share of LGP Allgon compared to the notional transaction consideration of approximately SEK 61.87 ($8.20 at the currency exchange rate of SEK 7.55 to $1.00 as of November 28, 2003).

Based on the implied telecommunications reference range calculated in Sum-of-the-Parts Analysis—Analysis of Selected Precedent Transactions and Sum-of-the-Parts Analysis—Contract Manufacturing above, Deutsche Bank calculated the following:

($ in millions, except per share amounts)

Referral multiples	Implied telecom reference range	Implied contract manufacturing reference value	Implied combined reference range	Implied blended reference multiple range	Implied transaction multiple	Implied value per share of LGP Allgon	Notional transaction consideration per share of LGP Allgon
Enterprise value to last twelve month revenue	$221 – $368	$35	$256 – $403	0.9x –1.4x	1.5x	$4.64 – $7.60	$8.20
Enterprise value to next twelve month estimated revenue	259 – 403	35	294 – 438	0.9x – 1.3x	1.3x	5.42 – 8.32	8.20
Enterprise value to next twelve month estimated EBITDA	388 – 550	35	423 – 585	10.4x – 14.4x	10.7x	8.02 – 11.28	8.20

Deutsche Bank observed that the above ranges of the implied value per share of LGP Allgon compared to the notional transaction consideration of approximately SEK 61.87 ($8.20 at the currency exchange rate of SEK 7.55 to $1.00 as of November 28, 2003).

Premia Analysis.    Deutsche Bank reviewed information related to publicly disclosed all stock, all cash and stock and cash combination transactions in the United States, Europe and Sweden, provided by Securities Data Corporation, involving non-financial and non-real estate companies in the $100 - $500 million range for non-Swedish transactions and in the $50 million - $1 billion range for Swedish transactions. For each transaction, Deutsche Bank reviewed the premium or discount to the acquired company’s per share market price one day prior to the announcement of such transaction and twenty days prior to the announcement of such transaction, in each case represented by the acquisition price in such transaction. The following summarizes the results:

	Implied premium reference range	Implied reference range	Implied transaction premium	Implied value per share of LGP Allgon	Notional transaction consideration per share of LGP Allgon
One day prior premium	30% – 50%	$383 – $442	38%	$7.71 – $8.90	$8.20
Twenty day prior premium	35% – 55%	398 – 456	45%	8.01 – 9.20	8.20

The implied values per LGP Allgon share indicated above compare to the notional transaction consideration of approximately SEK 61.87 ($8.20 at the currency exchange rate of SEK 7.55 to $1.00 as of November 28, 2003).

Relative Contribution Analysis.    Deutsche Bank analyzed the relative contributions of LGP Allgon and Powerwave, as compared to Powerwave’s relative ownership of at least 54% of the outstanding capital of the combined company, to the pro forma income statement of the combined company, based on LGP Allgon’s management projections and publicly available projections for Powerwave. Based on the calendar year 2004 projections for both LGP Allgon and Powerwave, Deutsche Bank calculated the following:

	Powerwave’s contribution to combined company	LGP Allgon’s contribution to combined company	Powerwave’s relative ownership in pro forma combined company assuming a 100% stock for stock exchange
Pro forma 2004E revenue	46%	54%	54%
Pro forma 2004E EBITDA	39%	61%	54%
Pro forma 2004E net income	27%	73%	54%

The above analyses excludes the effect of any synergies that may be realized as a result of the Exchange Offer and any non-recurring expenses relating to the Exchange Offer due to the difficulty of quantifying and attributing specific synergies or non-recurring expenses relating to the Exchange Offer, Powerwave or LGP Allgon. Any such synergies or expenses would only be attributable to the pro forma combined company.

Historical Exchange Ratio Analysis.    Deutsche Bank reviewed the historical ratio of the daily per share market closing prices of LGP Allgon shares divided by the corresponding prices of Powerwave common stock over the 30-day, 20-day and 10-day periods prior to November 30, 2003 and as of November 28, 2003, which was the last business day prior to announcement of the Exchange Offer. The average exchange ratios for these time periods and as of such date were 0.8064, 0.8291, 0.8339 and 0.7965, respectively. Deutsche Bank then calculated the respective premiums over such average daily exchange ratios represented by the exchange ratio of 1.1 shares of Powerwave common stock per each LGP Allgon share, which for the same time periods and as of such dates were 36%, 33%, 32% and 38%, respectively.

Pro Forma Combined Earnings Analysis.    Deutsche Bank analyzed certain pro forma effects of the Exchange Offer. Based on this analysis, Deutsche Bank computed the resulting dilution/accretion to the combined company’s earnings per share estimates for the calendar year ending 2004, before and after taking into account any potential synergies identified by both LGP Allgon and Powerwave management and before non-recurring costs relating to the Exchange Offer. Deutsche Bank analyzed two cases: the maximum stock case where no LGP Allgon shareholder elects to receive cash in the Exchange Offer and the maximum cash case where the $125 million of cash offered to LGP Allgon shareholders was fully-subscribed. In both cases, Deutsche Bank assumed that Powerwave purchased 100% of LGP Allgon’s shares in the Exchange Offer. Deutsche Bank noted that before taking into account any potential synergies and before non-recurring costs, the Exchange Offer under the maximum stock scenario and the Exchange Offer under the maximum cash scenario would be approximately $0.09 accretive and $0.10 accretive to Powerwave’s earnings per share for the calendar year ending 2004, respectively. Deutsche Bank also noted that after taking into account the potential synergies for the calendar year ending 2004, and before non-recurring costs, the Exchange Offer under the maximum stock scenario and the Exchange Offer under the maximum cash scenario would be approximately $0.14 accretive and $0.16 accretive to Powerwave’s earnings per share for the calendar year ending 2004, respectively.

Consideration of the Discounted Cash Flow Valuation Methodology.    Although discounted cash flow is a commonly used valuation methodology, Deutsche Bank did not employ such analyses for the purposes of its opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. Given the inherent uncertainties as to financial forecasts beyond calendar year 2004 and the fact that LGP Allgon does not project financials beyond calendar year 2004, Deutsche Bank concluded that it was inappropriate to perform a discounted cash flow analysis in arriving at the implied value ranges for LGP Allgon.

The preceding summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to Powerwave’s Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of its analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank used a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Powerwave Board of Directors as to the fairness, from a financial point of view, to Powerwave of the consideration to be paid by Powerwave to the LGP Allgon shareholders in the Exchange Offer and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Powerwave and LGP Allgon management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Powerwave’s or LGP Allgon’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Powerwave, LGP Allgon or their respective advisors, neither Powerwave nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Exchange Offer were determined through negotiations between Powerwave and LGP Allgon and were approved by the Powerwave Board of Directors. Although Deutsche Bank provided advice to Powerwave during the course of these negotiations, the decision to enter into the Exchange Offer was solely that of the Powerwave Board of Directors. As described above, the opinion and presentation of Deutsche Bank to the Powerwave Board of Directors were only one of a number of factors taken into consideration by the Powerwave Board of Directors in making its determination to approve the Exchange Offer. Deutsche Bank’s opinion was provided to the Powerwave Board of Directors to assist it in connection with its consideration of the Exchange

Offer and does not constitute a recommendation to any stockholder as to how to vote with respect to the issuance of stock related to the Exchange Offer or any other matter.

Powerwave selected Deutsche Bank as financial advisor in connection with the Exchange Offer based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Powerwave has retained Deutsche Bank pursuant to an engagement letter dated October 10, 2003. Deutsche Bank will be paid a reasonable and customary fee for its services as financial advisor to Powerwave in connection with the Exchange Offer, a portion of which is contingent upon consummation of the Exchange Offer.

Regardless of whether the Exchange Offer is consummated, Powerwave has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Exchange Offer or otherwise arising out of the retention of Deutsche Bank under the engagement letter.

Powerwave has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Exchange Offer.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank and its affiliates have, from time to time, provided investment banking services to Powerwave or its affiliates for which they have received compensation, including the issuance of Powerwave’s convertible debt on July 18, 2003. Deutsche Bank and its affiliates may actively trade securities and other instruments and obligations of Powerwave or LGP Allgon for their own account or the account of their customers. Accordingly, Deutsche Bank may at any time hold a long or short position in such securities, instruments and obligations. As of the date of Deutsche Bank’s opinion, Deutsche Bank beneficially owned approximately 5.6% of Powerwave’s outstanding common stock (assuming the conversion of Deutsche Bank’s holdings of Powerwave’s 1.25% convertible subordinated notes due 2008). As of the date hereof, Deutsche Bank beneficially owns less than 5.0% of Powerwave’s outstanding common stock.

LGP Allgon’s Board of Directors’ Recommendation of the Exchange Offer

LGP Allgon’s Board of Directors has stated that it believes that the combination follows the ongoing trend towards larger companies offering complete product portfolios and that it will create a business with a leading position in the global wireless infrastructure market. The Board of Directors of LGP Allgon has stated that it further believes that the combination has a compelling industrial and strategic rationale and that the integration of LGP Allgon and Powerwave will create a world wide leader in the design and manufacture of a broad range of wireless infrastructure products. The management of LGP Allgon has stated that it believes that there is a substantial potential for a broadly based supplier in an improving market environment, particularly to customers that deploy 3G markets.

On December 1, 2003, in the press releases publicly announcing the Exchange Offer, LGP Allgon’s Board of Directors announced its unanimous recommendation to the shareholders of LGP Allgon to accept the Exchange Offer.

Statement from the Board of Directors of LGP Allgon in connection with the public offer by Powerwave:

Powerwave has today announced an offer to all shareholders of LGP Allgon on the basis of 1.1 newly issued shares in Powerwave in exchange for each share held in LGP Allgon (the “Offer”). The Offer represents a value of SEK 61.87 for each LGP Allgon share and values LGP Allgon’s entire issued share capital at SEK 3,070 million (USD 407 million), based on the closing price of a Powerwave share of USD 7.45 on November 28, 2003 and based on a SEK/USD exchange rate of 7.55 to $1.00 on November 28, 2003.

LGP Allgon shareholders will also have the right, under a cash alternative, to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for SEK 61.87 (USD 8.195) in cash per LGP Allgon share. This cash alternative is subject to an aggregate maximum payment by Powerwave of USD 125 million (SEK 944 million) in cash.

The Board of Directors of LGP Allgon has retained Merrill Lynch and Enskilda Securities as financial advisors in connection with the Offer. Merrill Lynch has provided a fairness opinion in relation to the exchange ratio under the Offer. The opinion will be included in the exchange offer prospectus.

The Board of Directors of LGP Allgon has been informed that, in order for the LGP Allgon shareholders to receive Powerwave’s offer, certain of LGP Allgon’s shareholders, namely, Dag Tigerschiöld, members of the Gottschlich family and the Skanditek group, representing in aggregate approximately 19 percent of the voting rights and share capital of LGP Allgon, have entered into option agreements with Powerwave under which Powerwave may acquire their LGP Allgon shares, subject to certain conditions, for equivalent consideration as in the share alternative of the Offer. These option agreements are subject to the recommendation by the Board of Directors of LGP Allgon, that LGP Allgon shareholders accept the Offer, not having been withdrawn or materially adversely modified prior to the announcement that the Offer is implemented and that Powerwave publicly announces that the Offer is implemented no later that June 30, 2004. These shareholders have also entered into six months lock-up agreements in respect of the Powerwave shares they will receive upon Powerwave’s exercise of the options.

The Board of Directors of LGP Allgon has carefully considered the Offer and the aforementioned fairness opinion and makes the following statement:

“The trend towards larger companies offering complete product portfolios is ongoing. The strategic combination of LGP Allgon and Powerwave will create a business with a leading position in the global wireless infrastructure market, with a broad coverage of OEMs and operators in the United States, Europe, and Asia. Powerwave is the leading independent company in the global power amplifier market and the integration of LGP Allgon will enhance Powerwave’s product portfolio with the addition of antenna systems, tower mounted amplifiers, filters, repeaters, and combiners. There is substantial potential for a broadly based supplier in an improving market environment, particularly to customers that deploy 3G networks.

The Board of Directors of LGP Allgon believes that the combination of Powerwave and LGP Allgon has a compelling industrial and strategic rationale and that the integration of LGP Allgon and Powerwave will create the world-wide leader in the design and manufacture of a broad range of wireless infrastructure products.

Under the terms of the Offer, LGP Allgon shareholders will have the opportunity to participate in the significant potential strategic and financial benefits expected to result from this combination.

The Offer represents a 38 percent premium to LGP Allgon’s closing share price of SEK 44.80 on 28 November 2003 and represents a premium of 45 percent over the average price over the 20 trading days prior to this announcement of SEK 42.58.

Assuming all LGP Allgon shareholders accept new Powerwave shares in respect of the Offer, LGP Allgon shareholders would own approximately 46 percent of the enlarged issued basic share capital of Powerwave.

In light of the above, and taking into account the aforementioned fairness opinion, the Board of Directors of LGP Allgon believes that the Offer is fair and unanimously recommends the Offer to LGP Allgon shareholders.”

Stockholm, 1 December 2003

LGP Allgon Holding AB

The Board of Directors

Opinion of Merrill Lynch International, Financial Advisor to LGP Allgon

On November 30, 2003, Merrill Lynch International delivered its written opinion to LGP Allgon’s Board of Directors to the effect that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the exchange ratio of 1.1 Powerwave share for each LGP Allgon share pursuant to the Exchange Offer, was fair from a financial point of view to the holders of the LGP Allgon shares. A copy of Merrill Lynch’s opinion is attached to this Proxy Statement/Prospectus as Annex B.

Merrill Lynch’s opinion sets forth the assumptions made, matters considered and limits on the scope of review undertaken by Merrill Lynch. Each LGP Allgon shareholder should read Merrill Lynch’s opinion in its entirety. Merrill Lynch’s opinion was intended solely for the use and benefit of LGP Allgon’s Board of Directors in its evaluation of the transaction, and was not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of LGP Allgon, Powerwave or any other party. Merrill Lynch’s opinion does not address the merits of the underlying decision by LGP Allgon to engage in the transaction, and does not constitute a recommendation to any shareholder as to whether that shareholder should tender its shares pursuant to the Exchange Offer or elect the cash alternative pursuant to the Exchange Offer. The exchange ratio was determined on the basis of negotiations between LGP Allgon and Powerwave and was approved by LGP Allgon’s Board of Directors. This summary of Merrill Lynch’s opinion is qualified by reference to the full text of the opinion attached as Annex B.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to LGP Allgon and Powerwave that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of LGP Allgon and Powerwave, as well as the amount and timing of the cost savings and related expenses expected to result from the transaction, which are referred to as the expected synergies, furnished to Merrill Lynch by LGP Allgon and Powerwave, respectively;

•	conducted discussions with members of senior management of LGP Allgon and Powerwave concerning the matters described in the two preceding bullet points, as well as their respective businesses and prospects before and after giving effect to the transaction and the expected synergies;

•	reviewed the market prices and valuation multiples for the LGP Allgon shares and the Powerwave common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of LGP Allgon and Powerwave and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of LGP Allgon and Powerwave and their financial and legal advisers;

•	reviewed the potential pro forma impact of the transaction; and

•	reviewed such other financial studies and analyses and taken into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of LGP

Allgon or Powerwave, nor did Merrill Lynch evaluate the solvency or fair value of LGP Allgon or Powerwave under any laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of LGP Allgon or Powerwave. With respect to the financial forecast information and the expected synergies furnished to or discussed with Merrill Lynch by LGP Allgon or Powerwave, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of LGP Allgon’s or Powerwave’s management as to the expected future financial performance of LGP Allgon or Powerwave, as the case may be, and the expected synergies.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of its opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the transaction, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the transaction.

Merrill Lynch’s opinion did not address the merits of the underlying decision by LGP Allgon to engage in the transaction. In addition, Merrill Lynch expressed no opinion as to the prices at which the LGP Allgon shares or the Powerwave common stock would trade following the announcement or consummation, as the case may be, of the transaction.

In connection with the preparation of its opinion, Merrill Lynch was not authorized by LGP Allgon or LGP Allgon’s Board of Directors to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of LGP Allgon.

The following is a summary of certain financial and comparative analyses performed by Merrill Lynch in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to understand fully Merrill Lynch’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s financial analyses. The various analyses summarized below were based on closing prices for the LGP shares and the Powerwave common stock as of November 19, 2003.

LGP Allgon Valuation Analyses

Stock Trading History.    Merrill Lynch reviewed, for the one-year, three-month and one-month periods ending November 19, 2003, the per share daily closing market prices (adjusted for exchange rate movements) of:

•	the LGP Allgon shares;

•	the Powerwave common stock;

•	the Nasdaq National Market;

•	the Affärsvärlden General Index; and

•	a market value weighted index comprised of Filtronic PLC, Andrew Corporation, REMEC, Inc. and Powerwave, which is referred to in the table below as the Comparable Company Index. Filtronic PLC is principally traded on the London Stock Exchange, and Andrew Corporation, REMEC, Inc. and Powerwave are principally traded on the Nasdaq National Market.

This analysis showed the following:

	One year ending November 19, 2003 (Percentage Change)	Three months ending November 19, 2003 (Percentage Change)	One month ending November 19, 2003 (Percentage Change)
LGP Allgon	(12.3%)	30.7%	4.0%
Powerwave	(0.6%)	(25.6%)	(3.6%)
Nasdaq National Market	16.0%	(2.9%)	(3.2%)
Affärsvärlden General Index	16.9%	5.0%	1.7%
Comparable Company Index	55.6%	11.6%	(4.9%)

Merrill Lynch also reviewed the range of closing prices of the LGP Allgon shares and the Powerwave common stock for the 52-week period ending November 19, 2003. This analysis showed that the closing prices per LGP Allgon share ranged from SEK 21.0 to SEK 54.0, compared to the closing price per LGP Allgon share of SEK 42.1 on November 19, 2003, and compared to the implied value per LGP Allgon share as of that date, which is referred to as the Calculation Date Implied Value, of SEK 53.8. The Calculation Date Implied Value is based upon the closing price per share of the Powerwave common stock on November 19, 2003, the exchange ratio of 1.1, and the exchange rate as of that date of SEK 7.528 to $1.00. This analysis further showed that the closing prices per share of the Powerwave common stock ranged from $3.12 to $10.64, compared to the closing price per share of the Powerwave common stock of $6.50 on November 19, 2003.

Exchange Ratio Analysis.    Merrill Lynch reviewed the ratios of the closing prices of the LGP Allgon shares divided by the corresponding closing prices of the Powerwave common stock over various periods ending on November 19, 2003, which are referred to as the period average exchange ratios. This analysis showed the following:

Period ending	Period average exchange ratio
November 19, 2003	0.860x
Last month	0.803x
Last 3 months	0.620x
Last 6 months	0.561x

The period average exchange ratios set forth above compared in each case to the exchange ratio pursuant to the Exchange Offer of 1.1.

Comparable Company Trading Analysis.    Merrill Lynch reviewed certain publicly available financial information of LGP Allgon with publicly available information for the following telecom and contract manufacturing companies (including for each company the principal exchange where its stock is traded):

Telecom companies		Contract manufacturing companies
•	Andrew Corporation (Nasdaq National Market)	•	Celestica Inc. (Toronto Stock Exchange)
•	Filtronic PLC (London Stock Exchange)	•	Jabil Circuit, Inc. (New York Stock Exchange)
•	REMEC, Inc. (Nasdaq National Market)	•	Flextronics International Ltd. (Nasdaq National Market)
•	Powerwave (Nasdaq National Market)	•	Sanmina – SCI Corporation (Nasdaq National Market)
		•	Solectron Corporation (New York Stock Exchange)

In examining these companies, Merrill Lynch calculated the enterprise value of each company as a multiple of its respective:

•	estimated sales for calendar years 2003 and 2004;

•	estimated earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, for calendar years 2003 and 2004; and

•	estimated earnings before interest, taxes and amortization, which is referred to as EBITA, for calendar years 2003 and 2004

Merrill Lynch also calculated the equity value of each company as a multiple of its respective:

•	estimated cash earnings (calculated as earnings plus amortization of goodwill) for calendar years 2003 and 2004; and

•	book value of equity

This analysis yielded the following multiple ranges:

Telecom Companies

	High	Low	Mean	Median	LGP Allgon
Enterprise Value/
2003E sales	1.80x	1.16x	1.56x	1.64x	0.98x
2004E sales	1.65x	0.90x	1.35x	1.42x	0.85x

Contract Manufacturing Companies

	High	Low	Mean	Median	LGP Allgon
Enterprise Value/
2003E sales	1.10x	0.38x	0.64x	0.60x	0.98x
2004E sales	0.95x	0.35x	0.57x	0.53x	0.85x

Using the applicable LGP Allgon financial statistic and the reference ranges indicated below, Merrill Lynch estimated the implied value per share of LGP Allgon as follows:

	Reference Range		Implied value per share of LGP Allgon (SEK)
	Telecom	Contact Manufacturing
Enterprise value/ 2003E sales	1.16x-1.80x	0.38x-0.63x	45.3-72.3
Enterprise value/ 2004E sales	0.90x-1.65x	0.35x-0.59x	40.3-76.2

The implied values per LGP Allgon share indicated above compare to the closing price per LGP Allgon share on November 19, 2003 of SEK 42.1 and the Calculation Date Implied Value of SEK 53.8.

Comparable Transaction Analysis.    Merrill Lynch reviewed the financial terms of the transaction with 15 transactions involving telecom companies announced between January 18, 2001 and June 16, 2003 and 18 transactions involving contract manufacturing companies announced between October 20, 1997 and October 15, 2003.

The telecom company transactions reviewed were:

Date Announced	Acquiror	Target
06/16/03*	Powerwave Technologies, Inc.	Ericsson Amplifier Technologies, Inc. (microwave power devices)
02/18/03	Andrew Corporation	Allen Telecom Inc.
01/21/03	LGP Telecom Holding AB	Allgon AB
11/25/02*	Tripoint Global Communications, Inc.	Gabriel Electronics, Inc.
05/19/02*	REMEC, Inc.	Spectrian Corporation
02/18/02	Andrew Corporation	Celiant Corporation
01/17/02*	Western Multiplex Corporation	Proxim Inc.
01/08/02*	Celiant Corporation	Fujant, Inc.
01/14/02*	Gabriel Electronics, Inc.	Endwave Corporation (antenna business)
12/20/01*	Powerwave Technologies, Inc.	Toracomm Limited
11/20/01	Allen Telecom Inc.	Bartley R.F. Systems, Inc.
10/08/01	REMEC, Inc.	ADC Mersum Oy
07/20/01*	Andrew Corporation	Deltec Telesystems International Ltd.
05/15/01*	EMS Technologies, Inc.	CI Wireless, Inc.
01/18/01*	Mitec Telecom Inc.	BEVE Invest AB

*	Transaction excluded from calculation of multiple ranges

The contract manufacturing company transactions reviewed were:

Date Announced	Acquiror	Target
10/15/03	Celestica Inc.	Manufacturers’ Services Ltd.
08/14/03*	Flextronics International Ltd.	Microcell Group
02/28/03	Jabil Circuit, Inc.	NEC Corporation (Japanese manufacturing facility)
11/18/02*	Jabil Circuit, Inc.	Royal Philips Electronics NV (manufacturing facilities)
11/18/02	Sanmina-SCI Corporation	Elscint Limited (manufacturing division)
08/09/01*	Solectron Corporation	C-MAC Industries Inc.
07/15/01*	Sanmina Corporation	SCI Systems, Inc.
07/15/01*	Celestica Inc.	Omni Industries Limited
05/31/01*	Celestica Inc.	Primetech Electronics Inc.
01/26/01*	Sanmina Corporation	AB Segerstrom & Svensson
10/10/00*	Thayer Capital Partners	K*TEC Electronics Corporation
06/01/00*	Sanmina Corporation	Essex AB
04/17/00*	Sanmina Corporation	Hadco Corporation
03/16/00*	ACT Manufacturing Inc.	GSS Array Technology PLC
08/05/99*	Jabil Circuit, Inc.	GET Manufacturing Inc.
07/02/99*	Benchmark Electronics, Inc.	AVEX Electronics, Inc.
03/16/99*	Plexus Corp.	SeaMED Corporation
10/20/97*	Flextronics International Ltd.	Neutronics Electronic Industries A.G.

*	Transaction excluded from calculation of multiple ranges

In examining these transactions, Merrill Lynch calculated the:

•	price to book multiple;

•	transaction value as a multiple of the acquired company’s sales for the latest twelve month sales and estimated sales for the next twelve months (in each case based upon the most recently completed fiscal quarter); and

•	transaction value as a multiple of the acquired company’s EBITA for the latest twelve months and estimated EBITA for the next twelve months (in each case based upon the most recently completed fiscal quarter)

This analysis yielded the following multiple ranges:

Telecom Transactions

	High	Low	Mean	Median
Transaction value/ Latest twelve month sales	2.05x	0.46x	1.08x	1.02x
Transaction value/ Next twelve month sales	1.84x	0.69x	1.27x	1.28x

Contract Manufacturing Transactions

	High	Low	Mean	Median
Transaction value/Latest twelve month sales	1.70x	0.30x	0.82x	0.83x
Transaction value/ Next twelve month sales	1.66x	0.72x	1.04x	0.92x

Using the applicable LGP Allgon financial statistic and the reference ranges indicated below, Merrill Lynch estimated the implied value per share of LGP Allgon as follows:

	Reference Range		Implied value per share of LGP Allgon (SEK)
	Telecom	Contact Manufacturing
Enterprise value/Latest twelve month sales	0.57x-1.50x	0.30x-0.40x	21.4-58.9
Enterprise value/ Next twelve month sales	0.69x-1.28x	0.30x-0.40x	30.4-58.0

The implied values per LGP Allgon share indicated above compare to the closing price per LGP Allgon share on November 19, 2003 of SEK 42.1 and the Calculation Date Implied Value of SEK 53.8.

Premia Analysis.    Using publicly available information, Merrill Lynch reviewed the premia paid as a percentage of the closing stock prices one day prior to the transaction announcement date in acquisitions announced involving an acquired company in Sweden between January 1, 2000 and October 20, 2003, and noted that the average premia paid in those transactions generally ranged from 25% to 40%. Using that range of premia and the closing price of the LGP Allgon’s shares on November 19, 2003, this analysis implied a per share value of the LGP Allgon shares ranging from SEK 52.6 to SEK 58.9, compared to the closing price per LGP Allgon share on November 19, 2003 of SEK 42.1 and the Calculation Date Implied Value (which represents the implied value per LGP Allgon share based upon the closing price per share of the Powerwave common stock on November 19, 2003, the exchange ratio of 1.1, and the exchange rate as of that date of SEK 7.528 to $1.00) of SEK 53.8. The implied value per LGP Allgon share of SEK 53.8 represented an implied premium of approximately 27.8% to the closing price per LGP Allgon share on November 19, 2003 of SEK 42.1.

Equity Research Analysts’ Price Targets.    Merrill Lynch reviewed the range of available price targets set by equity research analysts for LGP Allgon. This analysis showed equity research analyst price targets ranging from SEK 36.0 to SEK 43.0, with an average price target of SEK 40.50, compared to the closing price per LGP Allgon share on November 19, 2003 of SEK 42.1.

Powerwave Valuation Analyses

Comparable Company Trading Analysis.    Merrill Lynch reviewed certain publicly available financial information of Powerwave with publicly available information for LGP Allgon and the telecom companies identified above in the LGP Allgon Comparable Company Trading Analysis (excluding Powerwave). This analysis yielded the following multiple ranges:

	High	Low	Mean	Median
Enterprise value/ 2003E sales	1.80x	0.98x	1.51x	1.64x
Enterprise value/ 2004E sales	1.65x	0.85x	1.34x	1.43x

Using the applicable Powerwave financial statistic and the reference ranges indicated below, Merrill Lynch estimated the implied value per share of Powerwave as follows:

	Reference Range	Implied value per share of Powerwave ($)
Enterprise value/ 2003E sales	0.98x-1.80x	5.79-8.99
Enterprise value/ 2004E sales	0.85x-1.65x	6.27-10.32

Equity Research Analysts’ Price Targets.    Merrill Lynch reviewed the range of available price targets set by equity research analysts for Powerwave. This analysis showed equity research analyst per share price targets of $6.50, $7.00, $8.00, $12.00, $12.00 and $13.00, respectively, with an average price target of $9.75, compared to the closing price per share of the Powerwave common stock on November 19, 2003 of $6.50.

Contribution Analysis

Merrill Lynch analyzed the relative contribution of LGP Allgon and Powerwave to the pro forma combined company based upon:

•	market value of equity (as at November 19, 2003);

•	book value of equity (as at September 30, 2003);

•	enterprise value (as at November 19, 2003 based on the net debt and minority interests as at September 30, 2003);

•	gross asset value (as at September 30, 2003);

•	2002 sales;

•	2003 estimated sales;

•	2004 estimated sales;

•	2002 EBITA;

•	2003 estimated EBITA; and

•	2004 estimated EBITA

The implied percentage ownership in the table below denotes each company’s contribution to the combined company, in each case compared to the pro forma ownership of the combined company by LGP Allgon shareholders (based upon the exchange ratio of 1.1 and excluding the cash alternative) of 46.4%:

	LGP Allgon Implied Percentage of Ownership	Powerwave Implied Percentage of Ownership
Market value of equity	40.3%	59.7%
Book value of equity	38.7%	61.3%
Enterprise value	51.1%	48.9%
Gross asset value	39.7%	60.3%
2002 sales	40.3%	59.7%
2003E sales	55.4%	44.6%
2004E sales	52.4%	47.6%
2002 EBITA	*	*
2003E EBITA	*	*
2004E EBITA	70.1%	29.9%

*	Not meaningful

Consideration of the Discounted Cash Flow Valuation Methodology

Although a discounted cash flow analysis is a commonly used valuation methodology, Merrill Lynch did not rely upon such analyses for the purposes of its opinion. A discounted cash flow analysis is most appropriate for companies that exhibit predictable streams of future cash flow. Given the uncertainties as to financial forecasts beyond calendar year 2004, Merrill Lynch concluded that it was inappropriate to rely upon discounted cash flow analyses in arriving at implied value ranges for LGP Allgon or Powerwave.

Summary Implied Values

The following table summarizes the values per share of the LGP Allgon shares and the Powerwave common stock, and the implied value of 1.1 shares of Powerwave common stock, in each case in U.S. dollars and Swedish kronor based upon closing prices per share on November 19, 2003, and an exchange rate as of that date of $1.00 to SEK 7.528:

	Value (U.S. Dollars)	Value (Swedish Kronors)
LGP Allgon shares	$5.59	SEK 42.1
Powerwave common stock	$6.50	SEK 48.9
Implied value of 1.1 shares of Powerwave common stock	$7.15	SEK 53.8

The summary set forth above summarizes the material analyses performed by Merrill Lynch but does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by Merrill Lynch, without considering all analyses and factors, could create an incomplete view of the processes underlying the Merrill Lynch opinion. Merrill Lynch did not assign relative weights to any of its analyses in preparing its opinion. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond LGP Allgon’s and Merrill Lynch’s control and involve the application of complex methodologies and educated judgments. Any estimates contained in the Merrill Lynch analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than the estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which business or companies may be sold in the future. The estimates are inherently subject to uncertainty.

No company utilized as a comparison in the analyses described above is identical to LGP Allgon or Powerwave and none of the transactions utilized as a comparison is identical to the transaction. In addition, various analyses performed by Merrill Lynch incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

LGP Allgon selected Merrill Lynch to deliver its opinion because of Merrill Lynch’s reputation as an internationally recognized investment banking firm with substantial experience in transactions similar to the transaction and because Merrill Lynch is familiar with LGP Allgon and its business. As part of Merrill Lynch’s investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

LGP Allgon will pay Merrill Lynch a customary fee in connection with the transaction, a significant portion of which is contingent upon the consummation of the Exchange Offer. In addition, LGP Allgon has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of legal counsel) and to indemnify Merrill Lynch and related parties from and against specified liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Merrill Lynch has, in the past, provided financial advisory and financing services to Powerwave and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of those services. In addition, in the ordinary course of Merrill Lynch’s business, Merrill Lynch and its affiliates may actively trade the LGP Allgon shares and other securities of LGP Allgon, as well as the Powerwave common stock and other securities of Powerwave, for their own account and for the accounts of customers and, accordingly may at any time hold a long or short position in such securities.

TERMS OF EXCHANGE OFFER

Terms of the Exchange Offer

Powerwave is offering the shareholders of LGP Allgon the opportunity to exchange each of their LGP Allgon shares for 1.1 shares of Powerwave common stock, or, on the terms and subject to the limitation set forth below, for SEK 61.87 in cash. LGP Allgon shareholders may tender their shares under both the share and cash alternatives.

The Share Alternative

For every LGP Allgon share that is validly tendered and not properly withdrawn, 1.1 shares of Powerwave common stock are offered.

The Cash Alternative

All holders of LGP Allgon shares are offered the opportunity to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for SEK 61.87 in cash per LGP Allgon share tendered. The cash alternative is subject to an aggregate maximum disbursement of $125 million, corresponding to approximately 15 million LGP Allgon shares or approximately 30% of the total number of LGP Allgon shares outstanding, utilizing an assumed currency exchange rate of SEK 7.55 to $1.00. In the event of a higher cash acceptance level, a proportionate reduction will be made, and excess shares shall be deemed tendered in accordance with the share alternative. The cash alternative is therefore subject to both potential proportional reduction and currency exchange rate risk due to the fact that the funds available for the cash alternative are fixed in US dollars and will be converted into SEK at the settlement of the Exchange Offer at the then prevailing exchange rate.

Cost of Transfer

No commission will be charged by Powerwave or by Mangold Fondkommission AB in the Exchange Offer. However, if a US LGP Allgon shareholder’s shares are registered in the name of a nominee and the nominee charges a fee in connection with tendering these shares, the US LGP Allgon shareholder will be responsible for the payment of any such fees.

Conditions to the Exchange Offer

The Exchange Offer is subject to the following conditions:

(i)	that the Exchange Offer is accepted to such an extent that Powerwave through the Exchange Offer and the exercise of the options under the option agreements becomes the owner of shares representing more than 90% of the shares and votes in LGP Allgon on a fully diluted basis;

(ii)	that the recommendation that LGP Allgon shareholders accept the Exchange Offer by the Board of Directors of LGP Allgon has not been withdrawn or materially adversely modified prior to the announcement that the Exchange Offer will be implemented;

(iii)	that the shareholders of Powerwave adopt, at a shareholders’ meeting, a resolution to approve the amendment of Powerwave’s certificate of incorporation to increase the authorized shares of common stock of Powerwave;

(iv)	that the shares of Powerwave to be issued under the Exchange Offer are approved for listing on Nasdaq (a pre-condition to which is Powerwave shareholder approval of the issuance of the shares of Powerwave Common Stock under the Exchange Offer);

(v)	that Powerwave has not discovered that any information made public by LGP Allgon in any material aspect is inaccurate or misleading, or that any material fact which should have been made public by LGP Allgon has not been made public;

(vi)	that all necessary approvals from public authorities, including competition authorities, are obtained on terms acceptable to Powerwave;

(vii)	that the combination of Powerwave and LGP Allgon, prior to the expiration of the acceptance period, is not wholly or partially made impossible or significantly impaired as the result of legislation, actions of a court or public authority, or similar events in Sweden, in the United States, or in another country, which has occurred or is expected to occur; and

(viii)	that, prior to the expiration of the acceptance period, no Material Adverse Effect shall have occurred, whereupon “Material Adverse Effect” shall be defined as any event (an “Effect”) that materially negatively affects LGP Allgon’s liquidity or results; provided, however, that, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect; (a) any change in LGP Allgon’s stock price or trading volume in and of itself; (b) any failure by LGP Allgon to meet revenue or earnings projections in and of itself; (c) any Effect that results from conditions affecting the wireless communication industry generally or the economy of any country where LGP Allgon has conducted operations generally; (d) any Effect that results from conditions affecting general worldwide economic, business or capital markets conditions; (e) any Effect that results from changes in applicable laws after December 1, 2003; or (f) any Effect resulting from an outbreak or escalation of hostilities involving the United States or Sweden, the declaration of the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism (except any such acts specifically aimed at LGP Allgon’s business).

Powerwave may withdraw the Exchange Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to conditions (ii), (iv), (v), (vi), (vii), and (viii) such withdrawal will only be made provided that the failure of the relevant condition is of material importance to Powerwave’s acquisition of LGP Allgon. Powerwave will issue a press release in the United States and in Sweden once these conditions have been satisfied or waived, to the extent that they can be waived.

All approvals from antitrust regulators required for completion of the Exchange Offer have been obtained.

Powerwave reserves the right to waive, in whole or in part, all of the conditions set out above, save for conditions (iii), (iv), and (v).

In connection with conditions (iii) and (iv) above, Powerwave has convened the Powerwave Special Meeting to be held on April 27, 2004.

Acceptance

Shareholders of LGP Allgon who are directly registered with the VPC and who wish to accept the Exchange Offer should complete and submit the preprinted acceptance form attached to this Proxy Statement/Prospectus during the acceptance period, April 2, 2004 to April 30, 2004, to:

Mangold Fondkommission AB

Return envelope 122 360 900

Box 19546

SE-10 432 Stockholm

Sweden

Telephone # 011 468  5030  1550

Visiting address: Birger Jarlsgatan 58

Shareholders of LGP Allgon also may fax the form to Mangold at +011 468 5030 1551.

The acceptance form must be received by Mangold Fondkommission AB no later than 3:00 p.m. (CET) on April 30, 2004.

The VP Account and the current holding are shown on the preprinted acceptance form attached to this Proxy Statement/Prospectus.

Please note that an incomplete or incorrectly completed acceptance form may be disregarded.

Requests for additional acceptance forms and other questions relating to the Exchange Offer may be addressed to Mangold Fondkommission AB, Birger Jarlsgatan 58, Stockholm, Sweden (Phone:+46-8-503 015 64).

Nominee Registered Shares

Shareholders of LGP Allgon whose holdings are registered in the name of a nominee in the VPC system, such as a bank, will not receive this prospectus or a preprinted acceptance form. Acceptance shall instead be made in accordance with instructions from the nominee of such shareholder.

Pledged Shares

Where LGP Allgon shares have been pledged in the VPC system, the acceptance form must also be signed by the pledgee.

Confirmation of Transfer of LGP Allgon shares to Blocked VP Accounts

Following receipt and registration by Mangold Fondkommission AB of duly completed acceptance forms, the LGP Allgon shares will be transferred to a newly opened Blocked VP Account with the VPC in the name of the shareholder. In connection therewith, VPC will send a notice, the VP notice, confirming the withdrawal from the original VP account and a VP notice confirming the deposit into the newly opened Blocked VP Account. A Blocked VP Account is a type of escrow account which will be opened for each LGP Allgon shareholder who tenders its shares in the Exchange Offer. Once an LGP Allgon shareholder’s shares are transferred into a Blocked VP Account, they can no longer be accessed by such shareholder and, upon settlement of the Exchange Offer, all LGP Allgon shares held in the Blocked VP Accounts will be transferred to Powerwave’s VP account with the VPC. If the Exchange Offer is not consummated, or if an LGP Allgon shareholder withdraws its acceptance of the Exchange Offer, the LGP Allgon shares held in a Blocked VP Account will be transferred back into the original VP account.

Settlement

Provided that Powerwave has announced that the conditions for the consummation of the Exchange Offer have been fulfilled, or that Powerwave announces that it has otherwise decided to consummate the Exchange Offer, the Exchange Offer will close and settlement, which means payment of the consideration to the LGP Allgon shareholders, will begin promptly following the expiration of the acceptance period. Assuming that the acceptance period has not been extended, it is expected that settlement may begin on May 5, 2004. As stated herein, the acceptance period may be extended, in which case settlement will be postponed accordingly.

Any shareholder in LGP Allgon that accepts the Exchange Offer authorizes Mangold Fondkommission AB to (i) deliver the LGP Allgon shares to Powerwave according to the terms of the Exchange Offer, and (ii) to the extent required, subscribe for shares of Powerwave common stock on behalf of the shareholder.

Settlement under the Share Alternative

The shares of Powerwave common stock issued in the Exchange Offer to each US LGP Allgon shareholder who has completed an acceptance form will (unless the shareholder has requested to receive a physical certificate on the acceptance form) be transferred, in book entry form, to the shareholder’s account indicated on the acceptance form. A US LGP Allgon shareholder wishing to open an account in the United States into which these Powerwave shares can be transferred, should contact a bank or broker in the United States as soon as possible. Shares of Powerwave common stock issuable to US LGP Allgon shareholders whose LGP Allgon holdings are registered in the name of a nominee in the VPC system will be delivered to such nominee on behalf of the US LGP Allgon shareholders. In connection with this, each such US LGP Allgon shareholder, or their nominee as the case may be, shall receive an account statement indicating the number of shares of Powerwave common stock held by such shareholder as a result of the Exchange Offer. If a US LGP Allgon shareholder requests to receive a physical certificate representing their shares of Powerwave common stock, then they must indicate this on the acceptance form, and the physical certificate will be mailed to the shareholder at the address indicated on the acceptance form. No VP notice reporting the withdrawal of the LGP Allgon shares from the Blocked VP Account will be sent out. The US LGP Allgon shareholder, or their nominee as the case may be, shall also receive a check representing the amount of cash in lieu of fractional shares payable to such US LGP Allgon shareholder. This cash payment will be deposited in the yield account linked to the US LGP Allgon shareholder’s VP Account.

Settlement under the Cash Alternative

For shareholders of LGP Allgon that accept the cash alternative, settlement will be made through delivery of a transaction note. No VP notice reporting the withdrawal of the LGP Allgon shares from the Blocked VP Account will be sent out. The cash consideration will be deposited in the yield account linked to the US LGP Allgon shareholder’s VP Account. Where the LGP Allgon shares are registered in the name of a nominee, settlement will be made to the nominee. In case of a proportional reduction under the cash alternative, settlement with respect to shares deemed to have been tendered under the share alternative will be made in the manner described above under “Settlement under the Share Alternative.”

Fractional Shares

Under the share alternative, 1.1 shares of Powerwave common stock are offered for every LGP Allgon share tendered. Holders of LGP Allgon shares who tender under the share alternative a number of LGP Allgon shares not evenly divisible by 10 will be entitled to a fraction of a Powerwave share.

US LGP Allgon shareholders will not be entitled to fractional shares in connection with the Exchange Offer. Instead, each US LGP Allgon shareholder will receive an amount of cash in lieu of a fraction of a share of Powerwave common stock equal to the product of such fraction multiplied by the closing price for a share of Powerwave common stock on the Nasdaq National Market on the last full trading day prior to the closing of the Exchange Offer. This amount will be converted into SEK at the then-current SEK/USD exchange rate and the payment will be deposited in the yield account linked to the US LGP Allgon shareholder’s VP Account. Where the LGP Allgon shares are registered in the name of a nominee, payment will be made to the nominee on behalf of the US LGP Allgon shareholders.

Right to Extend the Acceptance Period

Powerwave reserves the right to extend the acceptance period (before or after the conditions for the Exchange Offer set out above are met but before any shares of LGP Allgon stock tendered in the Exchange Offer are accepted). If the acceptance period is extended, settlement will be postponed accordingly.

Right to Withdrawal of Acceptance

The holders of LGP Allgon shares have the right to withdraw their acceptances of the Exchange Offer. To be valid, such withdrawal must be made in writing and must be received by Mangold Fondkommission AB at the address set forth above or via facsimile at the number set forth above, not later than 3:00 p.m. (CET) on the last day of the acceptance period. In the case of withdrawal of acceptance with respect to nominee registered shares, the nominee shall be instructed to provide such withdrawal notice to Mangold Fondkommission AB. If any condition that Powerwave has reserved the right to control remains unfulfilled or unwaived at that date and the acceptance period is extended, the right to withdrawal shall also apply correspondingly during the extended acceptance period.

Rights Pertaining to the Shares of Powerwave Common Stock

The shares of Powerwave common stock to be issued under the Exchange Offer will rank in all respects pari passu with the other issued Powerwave shares and will carry right to any dividend paid to shareholders after the date of issuance. See the section entitled “Description of Powerwave Capital Stock” on page 84 and “Comparison of Powerwave and LGP Allgon Shareholder Rights” on page 108. The shares of Powerwave common stock to be issued in the Exchange Offer, subject to approval for listing on the Nasdaq National Market, will be quoted on the Nasdaq National Market. If the exchange offer is completed and more than 90% of the LGP Allgon shares are acquired, the LGP Allgon shares will no longer be registered on the Stockholmsbörsen.

Nasdaq National Market Listing

As of the date of this Proxy Statement/Prospectus, the Powerwave shares trade only on the Nasdaq National Market in the United States, under the symbol: PWAV.

Trading in Powerwave Shares on Nasdaq

The shares of Powerwave stock issued to the US LGP Allgon shareholders in the Exchange Offer will be US Powerwave shares and will not be registered with the VPC in Sweden. As of the closing of the Exchange Offer, all of the shares of Powerwave stock issued to the LGP Allgon shareholders in the Exchange Offer will have been approved for listing on the Nasdaq National Market and trading in such shares is expected to be effective upon issuance. Trading on Nasdaq is conducted in US Dollars. All US LGP Allgon shareholders who wish to trade their shares of Powerwave stock that they receive in the Exchange Offer on Nasdaq may do so without having to first re-register their Powerwave shares to US Powerwave shares.

Application to List the Powerwave Shares on the O List of the Stockholmsbörsen

Powerwave has decided to apply to list the Powerwave shares on the O List of the Stockholmsbörsen pursuant to the Stockholmsbörsen’s rules on secondary listings, which would mean that US LGP Allgon shareholders who receive Powerwave shares could also trade their Powerwave shares on this Swedish exchange if they re-register their shares with the VPC in Sweden. In order to re-register their US Powerwave shares with the VPC in Sweden, US LGP Allgon shareholders should contact a bank or broker in the United States, who can coordinate the re-registration, which will require the transfer of the US Powerwave shares to the VPC’s custody account with its US custody bank and the issuance by the VPC of Swedish Powerwave shares into the VPC system. In connection with such a re-registration, the US LGP Allgon shareholder must also open a Swedish securities account, which can either be a custody account with a Swedish bank or broker or a VP Account held directly by the shareholder with the VPC. US LGP Allgon shareholders should have their bank or broker in the United States who is coordinating the re-registration also coordinate opening a Swedish securities account on behalf of the US LGP Allgon shareholder. This bank or broker can also inform the LGP Allgon shareholder of the costs associated with re-registering their US Powerwave shares with the VPC in Sweden and opening a Swedish securities account. The O List is one of the two main lists on the Stockholmsbörsen and companies on the O List generally have smaller market capitalization than companies on the other list, the A List. As of the date of this Proxy Statement/Prospectus, it is uncertain when trading in the Powerwave shares is expected to commence on the Stockholmsbörsen. However, Powerwave reserves the right to reconsider its position with respect to listing on the Stockholmsbörsen awaiting the outcome of the Exchange Offer.

Information Regarding Powerwave Shares

Dividends

Powerwave has never declared or paid a cash dividend. Powerwave intends to retain earnings to fund future growth and the operation of the business and, accordingly, does not anticipate paying any cash dividends in the foreseeable future. However, payment of any approved dividend, when determined and payable, will be forwarded to holders of Powerwave shares, or where Powerwave shares are registered in the name of a nominee, in accordance with the routines of such nominee. Holders of US Powerwave shares will receive dividends in US Dollars.

The shares of Powerwave common stock carry the right to possible dividend and other shareholder rights paid or otherwise due after the date of issuance.

Meetings of Shareholders

Powerwave holds annual meetings of its shareholders at which it elects its directors to hold office until its next annual meeting or until their successors are duly elected and qualified, and such other business as may properly come before the meeting.

Each Powerwave shareholder is entitled to one vote per share of common stock held at every meeting of shareholders. Voting rights can be exercised only by those that are recorded in Powerwave’s share register on the record date as determined by the Board of Directors of Powerwave. Shareholders are entitled to participate and exercise their voting rights at the general meeting of shareholders in person or by proxy. The proxy can be in electronic form.

Powerwave will distribute notices of shareholders meetings in English as well as other voting materials to holders of Powerwave shares as of the record date.

Stock Market Reporting

As a US public company listed on Nasdaq, Powerwave is subject to quarterly financial reporting requirements and files public reports with the SEC which are accessible (in English) on Powerwave’s website at www.powerwave.com and at the SEC’s website at www.sec.gov.

Share Ownership Information

All shareholders of Powerwave who, directly or indirectly, own more than 5% of the total outstanding shares of common stock of Powerwave are required to report such ownership to the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended. These filings are made public by the SEC. Also, officers, directors and holders of 10% or more of Powerwave Shares are subject to the insider trading reporting requirements of Section 16 of the U.S. Securities Exchange Act of 1934, as amended.

Special Considerations

LGP Allgon Warrants

No offer is being made for any outstanding LGP Allgon warrants, since the value of such warrants, considering the current LGP Allgon share price, the exercise price, and the exercise period of the warrants, is deemed to be insignificant.

Statement of Opinion obtained from the Swedish Securities Council

The Exchange Offer was made public on December 1, 2003, by means of a press release. Under applicable Swedish rules, the prospectus in respect of the Exchange Offer shall be presented no later than five weeks following the date of the press release. Powerwave has obtained a statement from and dispensation granted by the Swedish Securities Council (Sw. Aktiemarknadsnämnden) in respect of the five weeks requirement.

Compulsory Acquisition Proceedings

Following successful completion of the Exchange Offer, Powerwave intends to initiate compulsory acquisition proceedings under Swedish law. In order to initiate compulsory acquisition proceedings, Powerwave must acquire more than 90% of LGP Allgon’s shares. If Powerwave successfully acquires more than 90% of the LGP Allgon shares, as soon as practicable after the closing of the Exchange Offer it intends to form a Swedish subsidiary, through which it can initiate Swedish compulsory acquisition proceedings. To complete a compulsory acquisition, Powerwave intends to transfer some or all of the shares of LGP Allgon that it acquired to this subsidiary.

Following this transfer, Powerwave and the Swedish subsidiary intend to publicly announce Powerwave’s intention to commence the compulsory acquisition proceedings along with the price per share at which Powerwave and the Swedish subsidiary intend to acquire the remaining outstanding LGP Allgon shares, which price will be paid in cash. This public announcement will be made in the Swedish Official Gazette and will also be delivered to each LGP Allgon shareholder who did not tender their shares in the Exchange Offer. Powerwave intends to offer SEK 61.87 per share in these proceedings, which is the cash per share price being offered by Powerwave for the LGP Allgon shares in the Exchange Offer; however, the actual price that Powerwave must pay for these remaining shares will be determined in the compulsory acquisition proceeding and, therefore, may be higher, but not lower, than SEK 61.87. This public announcement will also inform the remaining LGP Allgon shareholders that a trustee will be appointed by the relevant Swedish District Court to represent the LGP Allgon shareholders in connection with these proceedings, which appointment is expected to occur approximately two weeks after Powerwave’s public announcement.

If there is no agreement between Powerwave and all remaining holders of LGP Allgon stock as to the price to be paid in the compulsory acquisition, proceedings shall begin in conformance with Swedish law to determine the fair price at which any remaining LGP Allgon shares must be purchased in the compulsory acquisition. During these proceedings, which begin approximately 12 to 18 weeks following the appointment of the trustee, Powerwave intends to claim “advance possession” which means that Powerwave would seek to become the registered holder of all of the remaining LGP Allgon shares, while the price to be paid by Powerwave in the compulsory acquisition is still being determined. In order to take advance possession, Powerwave must provide security for payment of the aggregate purchase amount, which normally consists of a bank guaranty surrendered to the trustee or Chairman of the arbitration tribunal overseeing the proceedings.

At the conclusion of these proceedings, which could take approximately 12 to 30 months or longer, depending on whether or not there is a disagreement over the price which Powerwave must pay to these holders of LGP Allgon stock, the compulsory acquisition price will be set. Approximately two months following the conclusion of these proceedings (or longer, if there is an appeal of the final judgment), Powerwave will pay the aggregate purchase amount to the VPC and the VPC will send out notices and distribute the purchase price to these LGP Allgon shareholders.

Although Powerwave intends to initiate compulsory acquisition proceedings following successful completion of the Exchange Offer, it is possible that Powerwave, due to factors that it currently cannot anticipate, might ultimately elect not to initiate such proceedings. In the event that Powerwave acquires more than 90% of LGP Allgon’s shares but does not elect to initiate compulsory acquisition proceedings, any LGP Allgon shareholder who did not tender their shares in the Exchange Offer can initiate such proceedings regarding such shareholder’s shares by making a written demand to Powerwave’s Board of Directors. This written demand, which can be in English or Swedish, should be sent by certified mail or overnight mail and should be addressed to “The Powerwave Technologies, Inc. Board of Directors c/o Powerwave’s Chief Financial Officer, 1801 E. St. Andrew Place, Santa Ana, California 92705.” There are no formal legal requirements for such a written demand, but Powerwave suggests that any LGP Allgon shareholder who wishes to make such a demand state clearly in writing that the shareholder is demanding that Powerwave acquire their LGP Allgon shares in a compulsory acquisition proceeding and include the number of LGP Allgon shares held by such shareholder. Following receipt of any such written demand, Powerwave will contact the shareholder directly to commence discussions regarding the purchase of such shareholder’s LGP Allgon shares. In the event that such a written demand is made by any LGP Allgon shareholder, Powerwave will only be obligated to purchase such LGP Allgon shareholder’s shares in the compulsory acquisition proceedings and will not be obligated to purchase any shares held by any LGP Allgon shareholder who did not make such a written demand.

Anticipated Accounting Treatment of the Exchange Offer

The acquisition of LGP Allgon shares acquired in the Exchange Offer and under the option agreements will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States, which means that LGP Allgon’s results of operations will effectively be included with Powerwave’s from the closing date and their respective consolidated assets and liabilities, including identified intangible assets, will be recorded at their then fair values at the same time with the excess, if any, allocated to goodwill.

Appraisal Rights

Under Delaware law and our Amended and Restated Certificate of Incorporation, Powerwave shareholders are not entitled to any rights to seek appraisal of their shares or to exercise any preemptive rights in connection with the proposals to issue shares of Powerwave’s common stock or to amend Powerwave’s Amended and Restated Certificate of Incorporation. Under Swedish law, if Powerwave acquires more than 90% of LGP Allgon’s shares, any LGP Allgon shareholders who did not tender their shares in the Exchange Offer have the right to compel Powerwave to acquire their LGP Allgon shares under compulsory acquisition proceedings.

Governmental and Regulatory Matters

The parties must have received approval from all necessary public authorities to the consummation of the Exchange Offer. The parties could not complete the Exchange Offer until they filed mandatory pre-closing notifications with, and obtained the approval of, the Finnish Competition Authority. The parties made the filings to obtain approval of the merger under Finnish law on December 23, 2003 and received approval on January 13, 2004. The parties also are required to make, and have made notification filings concerning the Exchange Offer with the Brazilian Competition Authority. The approval of the Exchange Offer by the Brazilian Competition Authority is not a condition to the closing of the Exchange Offer.

Executives; Executive Compensation; Stock Ownership of Directors, Executive Officers and Five Percent Shareholders.

Information concerning directors and officers of Powerwave and Powerwave executive compensation is contained in Powerwave’s Annual Report on Form 10-K for the fiscal year ended of December 28, 2003, and is incorporated herein by reference. See “Where You Can Find More Information” on page 118.

Information concerning directors of LGP Allgon that will serve on the Powerwave Board following consummation of the Exchange Offer and certain relationships and related transactions is discussed in “Information Regarding LGP Allgon” on page 86.

Material United States Federal Income Tax Considerations

Powerwave Shareholders

There are no federal income tax consequences to current holders of Powerwave stock solely as a result of the Exchange Offer.

LGP Allgon Shareholders who are U.S. Holders

The following is a summary of material U.S. federal income tax consequences to “U.S. holders,” as defined below, of the Exchange Offer. This summary is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or foreign tax law.

This summary is for general information only and is not tax advice. All LGP Allgon shareholders are urged to consult their own tax advisors regarding the specific U.S. federal, state and local consequences to them of the Exchange Offer.

This summary is limited to LGP Allgon shareholders who are U.S. holders and that hold their LGP Allgon shares as “capital assets” (generally, property held for investment). Moreover, this summary does not discuss all aspects of U.S. federal taxation that may be important to owners in light of their particular circumstances or the U.S. federal tax consequences to owners subject to special treatment under U.S. federal tax law, such as banks and other financial institutions, insurance companies, dealers in securities, traders who have elected mark-to-market accounting, tax-exempt organizations, non-U.S. holders, partnerships or other pass-through entities, persons that hold LGP Allgon shares as part of a “straddle,” “hedging,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes, persons who acquired their LGP Allgon shares upon the exercise of employee stock options or otherwise as compensation, persons that actually or constructively own 10% of more of the voting shares of LGP Allgon or Powerwave, U.S. holders that have a functional currency other than the US Dollar, or owners subject to the alternative minimum tax all of whom may be subject to tax rules that differ significantly from those summarized below.

As used herein, the term “U.S. holder” means a person that owns LGP Allgon shares and that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and elected under applicable treasury regulations to continue to so be treated.

If a partnership, including for this purpose any entity domestic or foreign, treated as a partnership for U.S. tax purposes is a beneficial owner of LGP Allgon, the U.S. federal tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that owns LGP Allgon shares and partners in such a partnership should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences to them of the Exchange Offer.

Exchange of LGP Allgon Shares for Powerwave Shares and/or Cash Pursuant to Our Offer

A U.S. holder that exchanges LGP Allgon shares for Powerwave shares and/or cash (including cash instead of fractional shares) pursuant to the Exchange Offer generally will recognize taxable gain or loss equal to the difference between

(1) the amount of cash plus the fair market value of Powerwave shares received pursuant to the Exchange Offer (referred to as amount realized) and

(2) such U.S. holder’s adjusted tax basis in the LGP Allgon shares exchanged therefor.

For purposes of determining a U.S. holder’s amount realized, the fair market value of the Powerwave shares should be determined as of the date we accept such U.S. holder’s tender of LGP Allgon shares (referred to as the acceptance date) and the amount of cash should be determined, depending on the U.S. holder’s method of accounting and foreign currency elections in effect, by reference to the US Dollar value of the SEK portion of the consideration on either the acceptance date or the date the SEK (or US Dollars, as applicable), are received. Each U.S. holder is urged to consult their own tax advisor as to the determination of the amount realized in their particular circumstances. Generally, any gain or loss recognized will be capital gain or loss, and will be long- term capital gain or loss if the U.S. holder held its LGP Allgon shares for more than one year on the date of the exchange. Long-term capital gains of a non-corporate U.S. holder generally are subject to a maximum tax rate of 15%. The deduction of capital losses is subject to limitations.

A U.S. holder’s tax basis in Powerwave shares received pursuant to the Exchange Offer should be equal to the fair market value of such stock, as taken into account in determining the U.S. holder’s amount realized, and the U.S. holder’s holding period for such Powerwave shares should begin on the day following the date the Powerwave shares is so taken into account.

Special U.S. federal income tax rules would apply to U.S. holders if LGP Allgon were a passive foreign investment company, or PFIC. LGP Allgon would be a PFIC if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company (U.S. or non-U.S.) in which LGP Allgon is considered to own 25% or more of the shares by value, is passive income. Alternatively, LGP Allgon would be a PFIC if 50% or more of its assets in a taxable year, averaged over the year (determined by averaging the percentages at the end of each quarter of the taxable year) and ordinarily determined based on fair market value and including the pro rata share of the assets of any company (U.S. or non-U.S.) in which LGP Allgon is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. No determination has been made as to whether LGP Allgon is a PFIC. Please consult your own tax advisor as to whether the PFIC rules may apply to you.

Currency Exchange Gain or Loss

If the US Dollar value of the SEK taken into account by a U.S. holder of LGP Allgon shares in determining its amount realized as a result of our offer differs from the US Dollar value of the SEK (or the amount of US Dollars) received by the U.S. holder, such U.S. holder will recognize ordinary income or loss, as the case may be, measured by the difference between the amount so taken into account and the US Dollar value of the SEK (or the amount of US Dollars) actually received. If a U.S. holder receives SEK, the U.S. holder may recognize additional ordinary income or loss, as the case may be, when the SEK are converted into US Dollars or otherwise disposed of, to the extent there has been a change in the exchange rate between the SEK and the US Dollar during the period the U.S. holder holds the SEK. Each U.S. holder is urged to consult its own tax advisor regarding the application of currency exchange gain and loss rules in its particular circumstances.

Information Reporting and Backup Withholding

Proceeds from the exchange of LGP Allgon shares pursuant to the Exchange Offer generally are subject to information reporting, and are subject to backup withholding at the applicable rate (currently 30%) if the U.S. holder fails to provide a valid taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. To avoid backup withholding with respect to proceeds from the exchange of LGP Allgon shares pursuant to the Exchange Offer, U.S. holders should complete the Substitute Form W-9 included in the acceptance form which is being provided with this Proxy Statement/Prospectus.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the holder furnishes certain required information to the IRS in a timely manner.

Restriction on Resales of Powerwave Common Stock

Subsequent to the issuance of shares of Powerwave common stock in the Exchange Offer, the sale or other transfer of such shares shall be limited for the persons party to the lock up agreements described below, See “Principal Agreements—Lock-up Agreements.” There are no other legal or contractual restrictions on resales of Powerwave common stock, pursuant to Rule 145 of the Securities Act or otherwise, except with respect to LGP Allgon shareholders who are affiliates of Powerwave following consummation of the Exchange Offer.

Principal Agreements

The descriptions of the agreements set forth in this section are summaries only and are qualified in their entirety by reference to the complete form of agreements attached as annexes to this Proxy Statement/Prospectus.

Non-solicitation Agreement

Pursuant to the non-solicitation agreement, which was entered into on November 30, 2003, Powerwave and LGP Allgon each have agreed, to the extent permissible under applicable law and stock exchange rules and regulations, to terminate any existing discussions with any third party with respect to any acquisition proposal of the shares or assets of the respective party. In addition, until the earlier of June 30, 2004 or the date Powerwave completes or withdraws the Exchange Offer, neither party, nor their representatives, will:

•	take any act intended to adversely affect the ability to complete the Exchange Offer;

•	make, solicit, initiate or encourage inquiries from, or the submission of proposals or offers from, any other person relating to the acquisition of any of the shares, or any other sale, merger, combination or non-ordinary course license transaction, or

•	participate in discussions regarding, or furnish information to any other persons with respect to, any of the foregoing.

The parties, under certain circumstances, are permitted to respond to bona fide written unsolicited offers or proposals which are superior to the terms of the Exchange Offer, subject to certain limitations.

If there is a material violation of the non-solicitation agreement, or if the Board of Directors of either party withdraws or materially and adversely modifies its recommendation to its shareholders to undertake those acts necessary for consummation of the Exchange Offer, the violating party must pay the other party a cost reimbursement payment of $4 million. See “Annex C—Non-Solicitation Agreement.”

Option Agreements

On November 30, 2003 Powerwave entered into option agreements, containing identical terms, with each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallstrom & Co AB (major shareholders of LGP Allgon) and with Dag Tigerschiöld, the current Chairman of the Board of LGP Allgon. The above option agreements represent, in the aggregate, approximately 19% of the outstanding LGP Allgon shares. The option agreements grant Powerwave the right to purchase each share of LGP Allgon held by each such person for 1.1 newly issued shares of Powerwave common stock, subject to upward adjustment if the purchase price of LGP Allgon shares in connection with the Exchange Offer is increased during the nine months following commencement of payment of consideration under the Exchange Offer. This purchase would be caused by, and made in connection with, the Exchange Offer, and settlement for these shares would be made at the same time as settlement for the other LGP Allgon shares tendered in the Exchange Offer. Pursuant to the option agreements, these shareholders do not have the ability to receive any cash payment as the shareholders tendering their shares in the Exchange Offer do. Powerwave can only exercise the options to purchase the LGP Allgon shares provided that the Board of Directors of LGP Allgon does not, prior to a public announcement by Powerwave that the Exchange Offer has been implemented, withdraw or materially adversely modify its recommendation to its shareholders in respect of the Exchange Offer and provided that the Exchange Offer is implemented and that a public announcement to that effect is carried out no later than June 30, 2004. Further, following the implementation of the Exchange Offer and exercise of the options, Powerwave must hold more than 50% of the outstanding votes of LGP Allgon’s stock at the expiration of calendar year 2004. See “Annex D—Form of Option Agreement.”

Lock-up Agreements

On November 30, 2003, Powerwave entered into lock-up agreements, containing identical terms, with each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallstrom & Co AB and Dag Tigerschiöld. The lock-up agreements provide that for a period beginning on the date these shareholders become beneficial owners of the Powerwave common stock and ending six (6) months after the date of commencement of settlement of consideration in the Exchange Offer, the above mentioned shareholders will not, without the prior written consent of Powerwave, sell or otherwise transfer, hedge, or short sell the Powerwave shares that they receive upon Powerwave’s exercise of the options described above. The shareholders that have entered into these lock-up agreements hold, in the aggregate, approximately 19% of the outstanding LGP Allgon shares and will hold approximately 8.8% of the outstanding shares of Powerwave common stock, assuming that all LGP Allgon shareholders elect to receive shares of Powerwave common stock in the Exchange Offer. Permissible transfers include, under certain circumstances, gifts, transfers by will or intestate succession, transfers to certain affiliates, pledges as loan collateral, or transfers if the shareholder is in serious financial difficulty, or tenders in connection with tender offers launched for Powerwave shares. See “Annex E—Form of Lock-up Agreement.”

Board of Directors

Mr. Gregory Avis and Mr. Safi Qureshey resigned from Powerwave’s Board of Directors effective February 17, 2004. Subsequent to the consummation of the Exchange Offer, the parties have agreed that the vacancies on the Board shall be filled by Dag Tigerschiöld and Mikael Gottschlich, current directors of LGP Allgon, pursuant to the Powerwave Board of Directors’ power to appoint directors to fill Board vacancies. The new directors will receive compensation as members of Powerwave’s Board of Directors, consistent with Powerwave’s policy to pay compensation to non-employee directors for their services as board members. For fiscal 2003, Powerwave’s non-employee directors, other than Mr. Avis who waived his fees, received a retainer fee of $20,000 per year, payable in quarterly installments, and $1,000 for each Board meeting attended (including phone meetings where resolutions are taken).

DESCRIPTION OF POWERWAVE CAPITAL STOCK

Our authorized capital stock consists of 135,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

As of March 18, 2004, there were 63,477,844 shares of common stock outstanding held by approximately 113 holders of record. We estimate that there were approximately 25,000 holders in street name of Powerwave stock as of March 18, 2004. Holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available for dividends.

Upon a liquidation of Powerwave, our creditors will be paid before any distribution to holders of our common stock. Subject to rights of any shares of preferred stock then outstanding, the holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Our Amended and Restated Certificate of Incorporation empowers the Board of Directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. In 2001, the Board of Directors designated 650,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of its shareholder rights plan, as described below.

Shareholder Rights Plan

On May 31, 2001, our Board of Directors adopted a shareholder rights plan, pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of common stock. The description and terms of these rights are set forth in a Rights Agreement, dated June 1, 2001, as amended, between Powerwave and U.S. Stock Transfer Corporation, as rights agent. The rights trade with, and are inseparable from, the common stock. Each right will allow its holder to purchase from us one one-hundredth of a share of new Series A Junior Participating Preferred Stock for $115.00 once the rights become exercisable.

The rights will not be exercisable until:

•	10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of the outstanding shares of common stock (excluding specified existing shareholders holding more than 15% of the outstanding common stock); or

•	if earlier, 10 business days (or a later date determined by the Board of Directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an “acquiring person.”

The date when the rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised. The Board of Directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock, but any such reduction in the threshold will not cause a person or a group to become an acquiring person by the lowering of the threshold below the percentage that such person or group already owns.

If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $115.00, purchase shares of common stock with a market value of $230.00, based on the market price of the common stock prior to such acquisition.

If we are later acquired in a merger or similar transaction after the distribution date, all holders of rights except the acquiring person may, for $115.00, purchase shares of the acquiring corporation with a market value of $230.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-hundredth of Series A Junior Participating Preferred Stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the dividend paid on one share of common stock;

•	will entitle holders upon liquidation either to receive $1 per one one-hundredth interest of a share of Series A Junior Participating Preferred Stock or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a share of Series A Junior Participating Preferred Stock should approximate the value of one share of common stock.

The Board of Directors may redeem the rights for $0.001 per right at any time before any person or group becomes an acquiring person. If the Board of Directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we effect a stock split or stock dividend of common stock.

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding shares of common stock, the Board of Directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

All shareholders of LGP Allgon who receive shares of Powerwave common stock in the Exchange Offer, or upon Powerwave’s exercise of the options under the option agreements as holders of common stock in Powerwave, will also be entitled to the preferred share purchase rights described above.

INFORMATION REGARDING LGP ALLGON

The information provided in the following section does not take into account the effect of the combination. Certain risks related to LGP Allgon’s business operations which could have a material effect on LGP Allgon’s operations and financial position are presented in the section entitled “Risk Factors”.

General

LGP Allgon develops, manufactures and markets telecommunications products to improve radio coverage, capacity and data speed in mobile communications networks throughout the world. The product range comprises antenna systems, tower mounted amplifiers, repeaters, RF filters, combiners, and coverage solutions for wireless network base stations and systems. LGP Allgon is also a contract manufacturer of advanced industrial components for the automotive, food and other industries. LGP Allgon is the result of the merger between LGP Telecom Holding AB and Allgon, which occurred in March 2003. LGP Allgon has approximately 1,550 employees in 13 countries. LGP Allgon is listed on the O list of the Stockholmsbörsen, or the Stockholm exchange.

Business Strategy

The business strategy of LGP Allgon is to offer cost-efficient radio solutions to systems suppliers and mobile network operators for the purpose of improving radio coverage, data transmission speed and capacity in mobile communications networks. LGP Allgon’s strategy is based upon offering a broad range of products and coverage solutions based upon integrated products and systems utilizing its market driven development efforts coupled with high volume manufacturing. LGP Allgon also offers customized, specialized products in small quantities as well as complete service offerings. LGP Allgon’s short-term business objectives are to offer a broad product line from the merged product portfolios of LGP Telecom and Allgon coupled with improved turn-key solutions as well as combined products for tower top solutions. The long-term business objective for the telecom business area is to become a strategic partner and a main supplier of radio frequency based products to leading systems suppliers, mobile network operators and other network providers in selected product segments with growth and profitability potential. LGP Allgon’s goals in the contract manufacturing business area is to become an important provider of contract manufacturing services to certain leading Nordic industrial companies and systems suppliers, primarily in the automotive and food industries.

Financial Objectives

Historically, LGP Allgon has developed a set of financial objectives that it strives to achieve on a stand-alone basis. These include a goal of achieving a long-term return on operating capital of 15% with stable growth above the industry average as well as a consolidated equity ratio of 40%. LGP Allgon as a stand-alone entity also has a finance policy under which its objectives are to have liquid funds that, together with unutilized committed credit facilities, amount to at least 6% of turnover. At least 40% of the group’s external borrowings should have an average fixed interest term of less than 12 months. Under the dividend policy, the annual dividend should be, on average over an economic cycle, approximately 30% of earning after taxes, subject to this being consistent with LGP Allgon’s need for consolidation, liquidity and financial position in other respects. LGP Allgon has not achieved the objectives under the return on operating capital and dividend policy for over two fiscal years. LGP Allgon’s ability to achieve these objectives is contingent on external economic and market factors as well as its operating performance and its need for liquidity. Powerwave does not operate with a similar set of financial objectives.

Industry Overview

During the last few years, the market for network equipment in the mobile communications market has been characterized by a severe downturn coupled with reduced investment in infrastructure equipment combined with slower than expected deployment of next generation equipment. Financial difficulties have also contributed to the network operators’ reduced capital spending as they have been forced to consolidate in order to improve profitability and strengthen their balance sheets.

As voice services have grown less expensive, there has been an increase in minutes of use per subscriber. In addition, subscriber growth in developing markets is forecast to remain strong for several years as penetration rates are considered low, compared to the current addressable market. New services like multimedia messaging have begun to attract the average mobile telephone user. With mobile communications accounting for a growing share of total communications spending, LGP Allgon’s management believes that the need for further investments in mobile infrastructure is strong. The trend towards mobile data and increased usage per subscriber should require more capacity and improved quality and speed in wireless networks.

At present, in many wireless network markets that have been in existence for a number of years, the majority of the operators offer wireless voice and data services on what are commonly referred to as 2 or 2.5G networks. These networks utilize common transmission protocols including Code Division Multiple Access or CDMA, Time Division Multiple Access or TDMA, and Global System for Mobile or GSM, all of which define different standards for transmitting voice and data within wireless networks. Within these transmission protocols, there are various improvements available to increase the speed of data transmission or to increase the amount of voice capacity in the network. These types of improvements are generally referred to as 2.5G and include upgrades to GSM such as General Packet Radio Service or GPRS and Enhanced Data Rates for Global Evolution or EDGE. For CDMA networks, various upgrades are referred to as CDMA 1x and CDMA2000.

The next generation of wireless voice and data transmission protocols is referred to as 3G. The next generation provides significantly higher data rate transmissions, with significant additional voice capacity and the ability to transmit high capacity information, such as video and web access. The major transmission protocol is known as Wideband Code Division Multiple Access or WCDMA. This protocol is being utilized in the next generation of GSM networks, which are referred to as Universal Mobile Telecommunication Systems or UMTS.

Over the long term, LGP Allgon’s management anticipates that 3G networks will be more cost efficient for mixed voice and data services than existing 2 and 2.5G networks. LGP Allgon believes that this cost efficiency should translate into higher capacity per megahertz of radio spectrum and, correspondingly, lower operating costs for wireless network operators. These lower costs are expected to become more pronounced as wireless network usage increases. LGP Allgon believes that increasing usage and a greater utilization of data services should support a move to 3G wireless network coverage.

A major obstacle for the adoption of UMTS has been the limited availability of handsets designed for UMTS. In CDMA networks, the migration is straightforward as the 2.5G and 3G upgrades are fully backward compatible, enabling new handsets to log on to the old networks without difficulties, and thereby providing full coverage from the out-set. In UMTS networks, backward compatibility with existing GSM-GPRS networks requires dual mode handsets. The early launches of UMTS networks have relied mainly on single mode UMTS handsets. LGP Allgon’s management believes that in order for a large-scale launch of a UMTS network to take place, dual mode handsets are essential as well as handsets with good performance, available in large volumes with a variety of models with attractive prices.

LGP Allgon’s management believes 3G is a logical step in the evolution of mobile communications. LGP Allgon’s management also believes that 3G will dominate the market for mobile infrastructure for years to come and offer attractive business opportunities for a wide range of LGP Allgon’s network products.

Markets

The Market for Wireless Infrastructure

The market for infrastructure for mobile services is driven by growth in the number of subscribers and by the increasing volume of traffic per subscriber. LGP Allgon’s management estimates that the volume of traffic per subscriber will increase as a consequence of an increased offering of data and voice services in combination with lower tariffs (per minute or per byte). This anticipated growth is expected to require expansion of capacity and coverage in terms of base station equipment and other wireless infrastructure products, both in the form of network roll-out and concentration, and upgrading of existing mobile telephone networks. LGP Allgon’s management also estimates that the market for mobile communication will grow as traffic builds up in the mobile networks at the expense of the fixed-line networks, which today account for the majority of all telecommunications traffic.

The following is a description of the underlying driving factors that LGP Allgon’s management believes affects the market for LGP Allgon’s products and solutions:

•	New frequency bands. The first commercial mobile telephone services utilized frequency bands of 400 MHz. Since then, bands of 800, 900, 1800 and 1900 MHz have been developed, and most recently the 2100 MHz band has become available for mobile data and voice services in the form of 3G. The higher the frequency used, the shorter the range of the radio waves, increasing the number of base stations required to cover a given geographic area.

•	Increased need for antenna locations. New mobile communication systems require an increased number of antenna locations. At the same time, costs for purchasing and renting new antenna locations are increasing. Public support has also been declining, primarily for aesthetic reasons. These trends lead to a need for solutions that reduce the number of tower-mounted units and minimize the visual impact on the environment.

•	More efficient expansion of new mobile telephone networks. The use of cost-efficient radio frequency solutions that reduce the need for base stations but maintain geographic coverage is very important to new operators, who must quickly be able to offer their customers mobile data and voice services over a large geographic area at the lowest possible cost of investment in order to attract new customers.

•	Increased need for capacity. For operators with older networks, there is a need to increase capacity due to growth in the number of subscribers and traffic volume. This is partly accomplished by both upgrading existing base stations and installing new base stations.

•	Increased need for coverage. There is a need to enhance the coverage area of existing networks. Subscribers’ expectations for availability of mobile services regardless of the subscriber’s location have also increased. In addition, coverage in older networks has gradually deteriorated because of the trend towards smaller handsets. Manufacturers have reduced the output from mobile handsets in order to make smaller handsets with extended battery life. The older networks were designed for handsets with a higher output than the handsets used today, so coverage has effectively deteriorated.

•	Increased need for high signal quality. With low signal quality, information is lost in transmission between the mobile handset and the network. Information must be resent, perhaps several times, which leads to higher transmission costs and impaired capacity for operators. This is particularly true for the newer systems intended for mobile data communication (GPRS, EDGE, WCDMA and CDMA 2000).

Business Areas and Products

Telecom Business Area

LGP Allgon’s product range within the Telecom business area is based on advanced radio frequency technology. LGP Allgon offers a broad range of products and services in the areas of coverage, capacity and signal quality solutions for mobile telephone operators.

Products

The products of the Telecom business area are divided into the following areas:

•

Antenna Systems.    LGP Allgon provides both mobile telephone operators and network systems suppliers with base station antennas, tower mounted amplifiers and radio frequency filters for the co-siting of base stations. Base station antennas are connected to base stations and are used to send signals to and receive signals from mobile handsets. Antenna products include antennas that support multiple frequency bands, and antennas that can be controlled from the base station. A tower mounted amplifier improves the sensitivity of the base station, which leads to improved coverage, meaning that signals from the handset to the base station become stronger. Tower mounted amplifiers increase network capacity for mobile voice as well as data services, enabling increased revenue for operators. Radio frequency co-siting filters combine frequency bands and systems in one cable. These products allow for joint radio frequency cables, tower mounted amplifiers and antennas to be used by operators with several frequency bands and systems. This allows for lower capital expenditure for mobile telephone operators and reduces the number of products in the masts.

•	Coverage Solutions. LGP Allgon supplies up and down link amplifiers, or tower mounted boosters, and repeater systems to network operators. Repeater systems and tower mounted boosters can be used individually, but also can be combined with a variety of applications for coverage solutions. A repeater is a product that amplifies the signal from the mobile handset to the base station, as well as the signals from the base station to the mobile handsets. The repeater is connected to the antenna, targeting the area where the mobile handset is located to communicate with the base station either through the air or through a cable. All repeaters in a system are monitored by advanced software which enables central monitoring and control of the repeater system. A tower mounted booster is also a product that amplifies the signals from the mobile handsets to the base station and vice versa. The difference between a tower mounted booster and a repeater is that the tower mounted booster has higher output power than the repeater, and that the tower mounted booster is always connected to the base station with a radio frequency cable. LGP Allgon offers different tower mounted booster products, which can be combined with micro-base stations. This combination of micro-base station and tower mounted booster provides a more cost effective solution than a macro base station when comparing total cost, including construction, installation and maintenance costs. LGP Allgon offers advanced multi-band and multi-operator systems that can combine the various frequencies and systems of the operators. LGP Allgon’s ongoing product development serves to combine tower mounted amplifiers, filters and antennas in order to be able to offer its customers integrated products and solutions. The products within coverage solutions are also offered to customers as complete system deliveries. In those cases the customers are also offered the service “Coverage Engineering”, which means that a team of engineers and project leaders plan, coordinate and implement a turn-key project.

•	Base Station Systems. Base station products consist of the following modules in the base station:

(i)	Combiner—combines the signals from a number of transmitters to a base station.

(ii)	Multicoupler—distributes mobile telephone signals received from the base station antenna to a number of receivers.

(iii)	Duplex and bandpass filters—remove undesirable signals and allow desirable mobile telephone signals to pass through.

(iv)	Combining & Duplexing Unit or CDU—includes the products mentioned above and constitutes a complete subsystem.

LGP Allgon offers complete systems for supervision and remote control of antennas based on knowledge of CDU, antennas and tower mounted amplifiers.

•	Radio Link Systems. Radio link systems consist of complete radio link systems, as well as the following modules for the radio link systems for base station suppliers:

(i)	Link filters—remove undesirable signals and allow desirable mobile telephone signals to pass through.

(ii)	Couplers—connect and distribute signals within various frequency bands.

Radio links are used in all kinds of communications networks, such as mobile telephone networks, networks for fixed-line traffic and private networks for companies and municipalities.

Customers and Sales

LGP Allgon is active around the world, serving a range of customer categories, including mobile network operators, base station original equipment manufacturers, facility owners, and system integrators and distributors. LGP Allgon believes that the development potential of the major customer categories is mainly driven by the subscribers’ demand for wireless communication services. LGP Allgon’s customers utilize its products in a wide variety of frequency bands, including the cellular band (800 to 1000 megahertz), the PCS band (1800-2000 megahertz), and the 3G band (over 2000 megahertz). Within these frequency bands, LGP Allgon supplies products for all major transmission protocols, including GSM, TDMA, CDMA and WCDMA. Customer choice of transmission protocol varies by region and location and the customer’s choice of preferred transmission method.

•	Mobile Network Operators. LGP Allgon serves over 200 operators globally, providing a full range of mobile infrastructure solutions, including integrated solutions for configuration of the radio access network in mobile systems, offering cost-efficiency, low maintenance and high reliability.

•	Original Equipment Manufacturers. LGP Allgon is a strategic partner providing infrastructure for inclusion in original equipment manufacturer equipment. Original equipment manufacturers deliver complete mobile networks to operators. Original equipment manufacturers frequently purchase selected components and solutions for their system offerings from sub-contractors and partners. LGP Allgon’s original equipment manufacturer business is focused primarily on relationships in which LGP Allgon provides customized radio products for original equipment manufacturer base stations. Original equipment manufacturers also deliver LGP Allgon products included in turnkey offerings, including base station antennas, filters, amplifiers and tower-mounted equipment. The original equipment manufacturers represent, in effect, an indirect channel to the network operator market. Nokia is LGP Allgon’s largest customer and accounted for approximately 15% of LGP Allgon’s total revenues in fiscal 2003, on a pro forma basis, including Allgon for January through March 2003.

•	Facility Owners. In some cases, mobile infrastructure is owned by someone other than a network operator. Owners of facilities such as public buildings, large office complexes, railways, subways, etc. may prefer to install mobile coverage in their areas of influence and lease it to operators. Such facility owners are potential LGP Allgon customers. LGP Allgon offers turnkey coverage solutions with multi system/band/operator features, providing the facility owner with a single system capable of handling all traffic, no matter how many systems, bands or operators are involved.

•	System Integrators and Distributors. LGP Allgon also has relationships with distributors and system integrators throughout the world in order to ensure product availability and complete turnkey offerings. Distributors and system integrators are indirect sales channels for LGP Allgon’s products, primarily addressing the needs of network operators. System integrators provide planning, purchasing and installation services to operators in network deployment. They decide on the hardware to be used, and are thus a sales channel for LGP Allgon. The majority of LGP Allgon’s total sales are through its own sales and marketing organization. However, in certain markets, LGP Allgon’s products are marketed and sold by external agents and distributors.

Contract Manufacturing Business Area

LGP Allgon performs contract manufacturing of advanced industrial components. During 2002, the Contract Manufacturing business area accounted for 26% of LGP Allgon’s total turnover. The corresponding figure for 2003 was 15% on a pro forma basis, including Allgon for January through March 2003. Revenues from the Contract Manufacturing business area constituted a smaller part of the total revenues for 2003 than the total revenues for 2002 due to the acquisition of Allgon. LGP Allgon’s target is to become an important provider of contract manufacturing services to certain leading Nordic industrial companies and system suppliers in the high-speed machining of advanced industrial components, primarily aluminum. Components are delivered to the automotive, food, and certain other industries. The company within the LGP Allgon group that mainly focuses on contract manufacturing is Arkivator Falköping AB.

The Contract Manufacturing business area is focused on the manufacturing of advanced industrial components, subsystems and complete systems. The production facilities total an area of 15,000 square meters. Contract manufacturing, manufacturing of sub-systems and complete systems is performed in Falköping, Sweden. During 2003, the majority of sales were to customers in Sweden. In order to support its customers, LGP Allgon continuously works on shortening lead times for the manufacture of prototypes, managing complete materials handling systems, offering short lead times for series production and providing design support with the goal of lowering customer’s manufacturing costs.

Competitors

The mobile infrastructure business is highly competitive, characterized by rapid technological change, new product development and significant price erosion over the life of a product.

LGP Allgon seeks to compete by offering technologically advanced and cost-efficient products and solutions that LGP Allgon believes are highly competitive with regard to performance, delivery, quality and reliability.

LGP Allgon’s competitors range from system vendors and general telecom equipment manufacturers to companies which, like LGP Allgon, focus on the radio segment of mobile infrastructure. Several local suppliers in each region provide a limited range of products for their home market. Major players are seeking to improve their position by acquiring competitors and complementary product lines.

LGP Allgon’s principal competitors in the Telecom business area include Andrew Corporation, REMEC, Inc., Filtronic, plc and Kathrein-Werk, KG. In addition, LGP Allgon competes with a number of other companies throughout the world, including existing and potential competition with various leading wireless infrastructure original equipment manufacturers who have internal design and/or production capabilities. There are other companies that may compete in certain markets with individual products.

Research and development

LGP Allgon conducts research and development in the Telecom business area, within radio technology, microwave technology and related hardware and software. The development work is increasingly focused on developing more complex integrated systems as the degree of integration of different products is consistently rising.

LGP Allgon conducts research and development in Solna and Täby, Sweden, Pattijoki, Finland, and in Allerod, Denmark. Research activities are governed by the requirements of LGP Allgon’s customers for future product generations. LGP Allgon focuses on integration between the production and development organizations. Designing production-friendly products is critical in order to raise profitability and decrease time-to-market in the development of new products. LGP Allgon has a customer-driven product development organization with its base in Täby, Sweden. The research and development effort is organized in competence centers with a focus on specific product groups. For additional information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for LGP Allgon—Operating Expenses” on page 98.

LGP Allgon also conducts some research and development jointly with external parties. With respect to antennas, LGP Allgon co-operates with KTH Royal Institute of Technology, Stockholm, and Linköping Institute of Technology, Sweden. In addition, development is conducted jointly with certain original equipment manufacturers. Research regarding surface treatment is conducted in cooperation with the Institute of Technology of Denmark.

Manufacturing and Suppliers

LGP Allgon has an international production platform with the ability to move the manufacturing of products to locations close to end customers and/or with lower production costs. Today, the Telecom business area has production facilities in Sweden (Tullinge and Täby), in the United States (Forth Worth, Texas) and in China (Wuxi). The two facilities in Tullinge have the capacity to produce the entire chain, from pre-production, mechanical processing and machining to assembly and final testing. The Täby facility mainly focuses on pre-production activities. LGP Allgon’s management believes that LGP Allgon’s production facilities are generally in good condition. The facility in China is leased.

LGP Allgon actively strives not to be dependent on any single supplier. Its major supplier by volume is ElcoTeq, which represents approximately 25% of the total purchase volume. ElcoTeq delivers, among other items, printed circuit cards to the company. These are standard products that LGP Allgon could purchase from other suppliers in this area. Other major suppliers by volume are EDC and NOTE. For the casting in zinc and aluminum, LGP Allgon employs AB Gjuteriteknik. The purchase volume is increasing and there are few alternate supplies. Products with casted filter houses are mostly used in tower mounted amplifiers and related products.

Environmental and Quality

Environment

By actively cooperating with its suppliers concerning environmental requirements, LGP Allgon seeks to minimize the environmental impacts of its products throughout production, manufacturing operations and disposal. LGP Allgon is working to meet its customers’ demands for substances to be banned or avoided. LGP Allgon closely follows the development of technology and infrastructure relevant to the recycling of LGP Allgon products and components. This knowledge is applied in the design of new products, optimizing them for the return and recycling methods that will be used. Proposed legislation concerning producer liability within the European Union has been taken into consideration in LGP Allgon’s research and development efforts. Environmental standard ISO14001 is implemented in the Chinese facility and will be implemented in the other facilities during 2004. The operations in Tullinge and Arninge, Sweden, are expected to be certified according to the ISO14001 standard in the second quarter of 2004. ISO refers to the quality model developed by the International Organization for Standardization. Numerous customers throughout the world, particularly in Europe, require that their suppliers be ISO certified. In addition, many customers require that their suppliers purchase components only from subcontractors that are ISO certified.

Quality

LGP Allgon’s operations are certified according to the ISO 9001:2000 quality standard. LGP Allgon carries out an annual customer survey to find out how its customers feel about its solutions and services. The results are important benchmarks in LGP Allgon’s improvement efforts to further satisfy its customers’ requirements. The focus of the quality work at LGP Allgon is:

(i) customer satisfaction;

(ii) profitability;

(iii) continuous improvement; and

(iv) responsibility.

Employees

As of December 31, 2003, LGP Allgon had approximately 1,550 employees. The largest single group of employees works in production, working with, among other things, mechanical machining, final assembly and tuning. Thereafter follows research and development, marketing and sales, and administration. The core of the business, marketing and sales, research and development, production and management, is in Sweden. From a long-term perspective, LGP Allgon’s management believes that it is essential for LGP Allgon to have and maintain qualified engineers. Due to significant personnel reduction within the mobile telecommunications infrastructure industry in recent years, LGP Allgon has not had difficulty in attracting and retaining qualified personnel but, this may change if demand for those resources increases. The personnel turnover during 2003 was approximately 3.8%.

Board of Directors

Subsequent to the consummation of the Exchange Offer, the parties have agreed that the vacancies on the Board of Powerwave shall be filled by Dag Tigerschiöld and Mikael Gottschlich, current directors of LGP

Allgon pursuant to the Powerwave Board of Directors’ power to appoint directors to fill Board vacancies. The names and ages of these persons, and their business experience during the last five years is set forth below.

Dag Tigerschiöld, 62, has been Chairman of the Board of LGP Allgon since 1995 and member of the LGP Allgon Board of Directors since 1993. Since December 1998, January 1998 and March 1995, Mr. Tigerschiöld has been a director of Skanditek Industriförvaltning AB, Industriförvaltnings AB Kinnevik and Investment AB Öresund, respectively.

Mikael Gottschlich, 43, has been a member of the Board of LGP Allgon since 1997. Previously, Mr. Gottschlich was President and Chief Executive Officer of LGP Telecom from June 1993 until April 2002. Since March 2003, Mr. Gottschlich has been a Director of Skanditek Industriförvaltning AB.

Intellectual Property

LGP Allgon relies on trade secrets and patents to protect its intellectual property. The LGP Allgon patent portfolio consists of approximately 40 Swedish patents and approximately 100 patents granted in other countries. The company also has approximately 90 pending patent applications worldwide. Approximately one third of the granted patents represent unique innovations. The business of LGP Allgon is not dependent on any single patent. However, a single or a few patents can provide considerable value in infringement evaluations, legal disputes or business negotiations. LGP Allgon has an ongoing program to develop new technologies and new innovations and also evaluates the acquisition or licensing of other technologies.

Related Party Transactions

In 2003, following LGP Allgon’s increased focus on the Telecom business area, a strategic decision was made to divest some of the smaller operations that did not fit into the core business of LGP Allgon. As a result, the annual general meeting of LGP Allgon’s shareholders resolved on May 6, 2003 to approve the sale of Håmex Hårdmetallverktyg AB and Bertmann Feinmechanische Erzeugrisse und Werkzeugbau GmbH, two subsidiaries within the Contract Manufacturing business area, to Mr. Mikael Gottschlich, who is also a member of the Board of Directors of LGP Allgon. The purchase price of SEK 38 million in cash was based on the estimated fair value of such subsidiaries.

The employment of the President and Chief Executive Officer may be terminated subject to a period of notice of 18 months in the event that the termination of the employment is initiated by LGP Allgon and six months if initiated by the President and Chief Executive Officer. In case of a major ownership change, besides normal trade in the LGP Allgon shares, a notice period of 12 months may apply to a termination of the employment, during which period normal salary will be paid. In addition, the President and Chief Executive Officer is in such case entitled to severance payments corresponding to 12 month’s salary. This arrangement will be effected upon request by the President and Chief Executive Officer.

Legal Proceedings

The Swedish Tax Authorities and the local County Administration Court have not approved some of LGP Allgon’s claimed tax deductions. LGP Allgon has appealed the decisions to a higher court. Such tax disputes relate to the former Allgon group which was acquired in March 2003. The full amount relevant to such tax disputes has been recorded as a provision in the consolidated balance sheet at December 31, 2003.

Additional Information

Additional information about LGP Allgon from the Swedish prospectus relating to the international offer, including its current Board of Directors, management and auditors, its share capital and ownership structure and excerpts from its Articles of Association, are attached to this Proxy Statement/Prospectus as Annex F.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS FOR LGP ALLGON

The following discussion should be read in conjunction with the LGP Allgon’s consolidated financial statements and notes included elsewhere in this Proxy Statement/Prospectus. LGP Allgon’s consolidated financial statements and the financial information discussed herein have been prepared in accordance with Swedish GAAP, which differs in certain material respects from US GAAP. For a discussion of the principal differences between Swedish GAAP and US GAAP, see Note 28 to the LGP Allgon consolidated financial statements for the year ended December 31, 2003.

Critical Accounting Policies

The consolidated financial statements of LGP Allgon have been prepared in conformity with accounting principles generally accepted in Sweden. As such, LGP Allgon is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information currently available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Any future changes to these estimates and assumptions could cause a material change to LGP Allgon’s reported amounts of revenue, expenses, assets and liabilities. The critical accounting policies that LGP Allgon believes are the most significant for purposes of fully understanding and evaluating their reported financial results include the following:

Revenue Recognition

LGP Allgon recognizes revenue from product sales at the time of shipment and passage of title. LGP Allgon also offers certain of its customers the right to return products that do not function properly within a limited time after delivery. LGP Allgon continuously monitors and tracks such product returns and records a provision for the estimated amount of such future returns based on historical experience and any notification LGP Allgon receives of pending returns. While such returns have historically been within LGP Allgon’s expectations and the provisions established, LGP Allgon cannot guarantee that it will continue to experience the same return rates that it has in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse effect on LGP Allgon’s operating results for the period or periods in which such returns materialize.

Accounts Receivable

LGP Allgon performs ongoing credit evaluations of its customers and adjusts its credit limits based upon payment history, the customer’s current credit worthiness and various other factors, as determined by LGP Allgon’s review of the customer’s current credit information. LGP Allgon continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon LGP Allgon’s historical experience and any specific customer collection issues that it has identified. While such credit losses have historically been within LGP Allgon’s expectations and the provisions established, LGP Allgon cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.

Inventories

LGP Allgon values its inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. LGP Allgon regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on production usage for the preceding twelve months adjusted for known changes in trends or products. As demonstrated in recent years, demand for LGP Allgon’s products can fluctuate significantly. A significant increase in the demand for LGP Allgon’s products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition,

LGP Allgon’s assumption that prior historical usage is indicative of future usage requirements may prove to be inaccurate, in which case LGP Allgon may have understated or overstated the provision required for excess and obsolete inventory. In the future, if LGP Allgon’s inventory is determined to be overvalued, LGP Allgon would be required to recognize additional expense in its cost of goods sold at the time of such determination. Likewise, if LGP Allgon’s inventory is determined to be undervalued, it may have over-reported its costs of goods sold in previous periods and would be required to recognize additional operating income at the time such inventory is sold. Therefore, although LGP Allgon makes every reasonable effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a material effect on the value of LGP Allgon’s inventory and its reported operating results.

Goodwill and Long-Lived Assets

LGP Allgon makes critical assumptions concerning the estimated useful life of goodwill, long-lived intangible assets and property, plant and equipment at the time of acquisition based on the information available at such time. LGP Allgon reviews the recoverability of the carrying value of goodwill and other long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. The recoverability of the asset is evaluated based upon the greater of the net selling price or value in use, which is determined based on the discounted forecasted future net cash flows from the operations to which the assets relate, utilizing best estimates, appropriate assumptions and projections at the time. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of their customers and reductions in average selling prices. If the carrying value is determined not to be recoverable, the asset would be deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the recoverable value of the asset.

Warranties

LGP Allgon offers warranties of various lengths to its customers depending upon the specific product and terms of the customer purchase agreement. LGP Allgon’s standard warranties require it to repair or replace defective product returned during such warranty period at no cost to the customer. LGP Allgon records an estimate for standard warranty-related costs based on its actual historical return rates and repair costs at the time of the sale and updates such estimates throughout the warranty period. While LGP Allgon’s standard warranty costs have historically been within its expectations and the provisions established, LGP Allgon cannot guarantee that it will continue to experience the same warranty return rates or repair costs that it has in the past. LGP Allgon also has contractual commitments to various customers that require it to incur costs to repair an epidemic defect with respect to LGP Allgon’s products outside of its standard warranty period if such defect were to occur. Any costs related to epidemic defects are generally recorded at the time the epidemic defect becomes known to LGP Allgon and the costs of repair can be reasonably estimated. While LGP Allgon has not historically experienced significant costs related to epidemic defects, it cannot guarantee that it will not experience significant costs to repair epidemic defects in the future. A significant increase in product return rates, a significant increase in the costs to repair its products, or an unexpected epidemic defect in its products, could have a material adverse effect on LGP Allgon’s operating results for the period or period in which such returns or additional costs materialize.

Results of Operations

The following table summarizes LGP Allgon’s results of operations as a percentage of net sales for the fiscal years ended 2003, 2002 and 2001:

	Fiscal Years Ended
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	79.1	81.0	81.3

Gross profit	20.9	19.0	18.7
Operating expenses:
Sales and marketing	7.8	6.9	8.0
Research and development	8.0	5.6	7.7
General and administrative	4.0	4.5	5.5
Items affecting comparability	6.5	—	—
Other operating income (expense)	(0.1)	(0.1)	(0.1)

Total operating expenses	26.2	16.9	21.1

Operating income (loss)	(5.3)	2.1	(2.4)
Financial items	(0.8)	(1.0)	(1.8)

Income (loss) after financial items	(6.1)	1.1	(4.2)
Provision for (benefit from) income taxes	(0.6)	0.8	(1.0)
Minority interest	0.1	—	—

Net income (loss)	(5.6)%	0.3%	(3.2)%

Year ended December 31, 2003 and December 31, 2002

Net Sales

LGP Allgon’s sales are derived primarily from the sale of radio frequency tower mounted amplifiers, base station antennas and repeaters for use in wireless communications networks. Sales increased SEK 734.2 million, or 53%, during fiscal 2003 as compared to fiscal 2002. This increase in sales was due to the March 2003 acquisition of Allgon which contributed SEK 824.8 million in revenue during fiscal year 2003 for LGP Allgon.

The following table presents an analysis of LGP Allgon’s net sales based upon business segment:

	Fiscal Years Ended (in SEK millions)
Business Segment	December 31, 2003		December 31, 2002
Telecom	1,773.3	84%	1,015.2	74%
Contract manufacturing	339.5	16%	363.4	26%

Total sales	2,112.8	100%	1,378.6	100%

The growth in sales during 2003 of products in the Telecom business segment is primarily attributable to the acquisition of Allgon, whose revenues are only in the Telecom business segment.

LGP Allgon tracks the geographic location of its sales based upon the location of the customers to which its products are shipped. Since many of LGP Allgon’s customers purchase products at central locations and then reship the products with other base station equipment to locations throughout the world, LGP Allgon is unable to identify the final installation location of its products.

The following table presents an analysis of LGP Allgon’s net sales based upon the geographic area to which a product was shipped:

	Fiscal Years Ended (in SEK millions)
Geographic Area	December 31, 2003		December 31, 2002
Europe	1,446.6	68%	1,065.1	77%
North and South America	455.5	22%	171.1	12%
Asia	202.8	10%	122.4	9%
Other	7.9	—%	20.0	2%

Total sales	2,112.8	100%	1,378.6	100%

The growth in sales during 2003 of products shipped to Europe is attributable to the Allgon acquisition as well as increased initiatives in the 2G and 3G markets as compared to the prior year. The growth in sales during 2003 of products shipped to North and South America is attributable to the acquisition of Allgon.

For the fiscal year ended December 31, 2003, total sales to Nokia accounted for approximately 17% of sales. No other customer accounted for 10% or more of sales during such period. For the fiscal year ended December 31, 2002, total sales to Nokia accounted for approximately 30% of sales and no other customer accounted for 10% or more of sales during such period. The relative decrease in the percentage of sales to Nokia is due to the acquisition of Allgon in 2003 which increased total overall sales.

Cost of Sales and Gross Profit

LGP Allgon’s cost of goods sold includes both variable and fixed cost components and consists primarily of materials, assembly and test labor, overhead which includes equipment and facility depreciation, transportation costs, and warranty costs. The following presents an analysis of LGP Allgon’s gross profit:

	Fiscal Years Ended (in SEK millions)
	December 31, 2003		December 31, 2002
Net sales	2,112.8	100.0%	1,378.6	100.0%
Cost of sales	1,671.4	79.1%	1,116.1	81.0%

Gross profit	441.4	20.9%	262.5	19.0%

The increase in LGP Allgon’s gross profit margins during fiscal 2003 as compared to fiscal 2002 was mainly due to higher revenues from the acquisition of Allgon that resulted in better capacity utilization and the realization of cost synergies. Allgon contributed approximately SEK 215.5 million of gross profit for fiscal year 2003, which supported the improvement in gross margins.

Operating Expenses

The following table presents a breakdown of LGP Allgon’s operating expenses by functional category and as a percentage of net sales:

	Fiscal Years Ended (in SEK millions)
Operating Expenses	December 31, 2003		December 31, 2002
Sales and marketing	165.6	7.8%	95.3	6.9%
Research and development	169.5	8.0%	77.2	5.6%
General and administrative	83.8	4.0%	61.7	4.5%
Items affecting comparability	136.8	6.5%	—	0.0%
Other income, net	(2.4)	(0.1%)	(0.8)	(0.1%)

Total operating expenses	553.3	26.2%	233.4	16.9%

Sales and marketing expenses consist primarily of sales salaries, sales office costs and trade show expenses. Sales and marketing expenses increased by SEK 70.3 million, or 74%, during fiscal 2003 as compared to fiscal 2002. The increase in the amount of LGP Allgon’s sales and marketing expenses was primarily attributable to higher personnel costs as a consequence of the acquisition of Allgon. Allgon accounted for approximately 50% of the sales and marketing expenses for 2003.

Research and development expenses consist primarily of ongoing product design and development expense. Research and development expenses can fluctuate from period to period depending on numerous factors including new product introduction schedules, prototype developments, hiring patterns and the depreciation of capital equipment. Research and development expenses increased by SEK 92.3 million, or 120%, during fiscal 2003 as compared to fiscal 2002. The increase in research and development expenses was primarily attributable to the acquisition of Allgon. Allgon accounted for approximately 50% of the research and development expenses incurred for 2003. Allgon’s research and development activities were focused on antennas, repeater networks, filters and combiners.

General and administrative expenses consist primarily of salaries and other expenses for management, finance, information systems, and human resources. General and administrative expenses increased by SEK 22.1 million, or 36% during fiscal 2003 as compared to fiscal 2002. The increase in the amount of LGP Allgon’s general and administrative expenses was primarily attributable to higher personnel costs as a consequence of the acquisition of Allgon. Allgon contributed approximately SEK 34.3 million to general and administrative expenses during fiscal 2003.

Items affecting comparability consisted of restructuring costs amounting to SEK 45.2 million, real estate write-downs of SEK 48.0 million, fixed asset write-downs of SEK 34.0 million and other costs of SEK 9.6 million, primarily related to the pending combination with Powerwave. The restructuring expenses were incurred primarily as a consequence of the acquisition of Allgon in March 2003.

Other operating income consists mainly of realized and unrealized currency exchange rate gains and losses and the effects related to operations.

Financial Items

Financial items consist primarily of interest expense, net of any interest income. The increase in financial items for 2003 of SEK 3.4 million was due to increased interest expense associated with the debt assumed as part of the Allgon acquisition.

Taxes

LGP Allgon’s effective tax rate differs from the Swedish federal statutory tax rate of 28% primarily due to the effects of foreign tax rates, non-tax deductible items such as goodwill amortization, impairment losses and unutilized tax loss carryforwards.

Net Loss

The net loss is primarily due to restructuring and impairment charges recorded during the fiscal year ended December 31, 2003.

Fiscal year ended December 31, 2002 and December 31, 2001

Net Sales

Sales increased by SEK 243.9 million, or 21%, during fiscal 2002 as compared to fiscal 2001. This increase in sales was due to higher demand for wireless infrastructure products and an increase in demand for contract manufacturing services.

The following table presents an analysis of LGP Allgon’s net sales based upon business segment:

	Fiscal Years Ended (in SEK millions)
Business Segment	December 31, 2002		December 31, 2001
Telecom	1,015.2	74%	877.7	77%
Contract manufacturing	363.4	26%	257.0	23%

Total sales	1,378.6	100%	1,134.7	100%

The growth in sales during 2002 of products in the Telecom business segment was attributable to an increase in demand due to increases in customer cash flow and capital spending as compared to the prior year. The growth in sales during 2002 of products in the contract manufacturing sector was attributable to higher demand from customers in the food and automotive sectors.

The following table presents an analysis of LGP Allgon’s net sales based upon the geographic area to which a product was shipped:

	Fiscal Years Ended (in SEK millions)
Geographic Area	December 31, 2002		December 31, 2001
Europe	1,065.1	77%	910.5	80%
North and South America	171.1	12%	113.9	10%
Asia	122.4	9%	106.8	9%
Other	20.0	2%	3.5	1%

Total sales	1,378.6	100%	1,134.7	100%

The growth in sales during 2002 of products shipped to Europe was attributable to higher demand in the Telecom business segment due to the expansion of GSM networks in Eastern Europe, as well as an improved market development in the rest of Europe for 2G-networks. The growth in sales during 2003 of products shipped to North and South America was attributable to the continued expansion of the GSM-networks in North America.

For fiscal year ended December 31, 2002, total sales to Nokia accounted for approximately 30% of sales. No other customer accounted for 10% or more of sales during such period. During fiscal year ended December 31, 2001, total sales to Nokia accounted for approximately 28% of sales and no other customer accounted for 10% or more of sales during such period.

Cost of Sales and Gross Profit

The following presents an analysis of LGP Allgon’s gross profit:

	Fiscal Years Ended (in SEK millions)
	December 31, 2002		December 31, 2001
Net sales	1,378.6	100.0%	1,134.7	100.0%
Cost of sales	1,116.1	81.0%	922.2	81.3%

Gross profit	262.5	19.0%	212.5	18.7%

The slight increase in LGP Allgon’s gross profit margins during fiscal year ended December 31, 2002 as compared to fiscal year ended December 31, 2001 was mainly due to higher revenues that resulted in better capacity utilization.

Operating Expenses

The following table presents a breakdown of LGP Allgon’s operating expenses by functional category and as a percentage of net sales:

	Fiscal Years Ended (in SEK millions)
Operating Expenses	December 31, 2002		December 31, 2001
Sales and marketing	95.3	6.9%	91.2	8.0%
Research and development	77.2	5.6%	87.2	7.7%
General and administrative	61.7	4.5%	62.9	5.5%
Other income, net	(0.8)	(0.1%)	(1.6)	(0.1%)

Total operating expenses	233.4	16.9%	239.7	21.1%

Sales and marketing expenses increased by SEK 4.1 million, or 4% in fiscal 2002 as compared to fiscal 2001. The increase in actual sales and marketing expenses was primarily attributable to higher personnel costs associated with increased sales. These expenses declined as a percentage of sales as LGP Allgon’s overall sales increased.

Research and development expenses decreased by SEK 10.0 million, or 11%, in fiscal 2002 as compared to fiscal 2001. The decrease in research and development expenses was primarily attributable to lower personnel costs associated with decreased research and development activities.

General and administrative expenses were relatively flat in 2002, decreasing slightly by SEK 1.2 million or 2%, in fiscal 2002 as compared to fiscal 2001.

Other operating income decreased slightly by SEK 0.8 million or 50%, during fiscal 2002 as compared to fiscal 2001.

Financial Items

Expense for financial items decreased to SEK 13.1 million for fiscal year ended December 31, 2002, from SEK 20.3 million during fiscal year ended December 31, 2001. The decrease in financial expenses was primarily due to a reduction of interest bearing indebtedness.

Taxes

LGP Allgon’s effective tax rate differs from the Swedish federal statutory tax rate of 28% primarily due to the effect of foreign tax rates, non-tax deductible items such as goodwill amortization, and unutilized tax loss carryforwards.

Net Income (Loss)

Net income increased to SEK 4.4 million during the fiscal year ended December 31, 2002 compared to a net loss of SEK 36.3 million during the fiscal year ended December 31, 2001. The increase in net income is primarily due to higher sales during 2002.

Liquidity and Capital Resources

LGP Allgon has historically financed its operations through a combination of cash on hand, cash provided from operations, available borrowings under bank lines of credit, and both private and public equity offerings. LGP Allgon’s principal sources of liquidity consist of existing cash balances, funds expected to be generated from future operations and unutilized credit capacity under its existing bank lines of credit. As of December 31, 2003, LGP Allgon had working capital of SEK 479.7 million, including SEK 110.3 million in cash and cash equivalents, as compared to working capital of SEK 270.8 million at December 31, 2002, which included SEK 45.8 million in cash and cash equivalents.

Cash Flows

The following table summarizes LGP Allgon’s cash flows for the years ended December 31, 2003 and December 31, 2002:

	Fiscal Years Ended (in SEK millions)
	December 31, 2003	December 31, 2002
Net cash provided by (used in):
Operating activities	196.8	136.4
Investing activities, including acquisitions	(48.0)	(41.4)
Financing activities	(150.6)	(99.5)

Net decrease in cash and cash equivalents	(1.8)	(4.5)

Net cash provided by operations during fiscal 2003 increased by SEK 60.4 million as compared to fiscal 2002. This increase was mainly due to improved working capital management after the acquisition of Allgon during 2003, which was partially offset by cash restructuring costs. During the year ended December 31, 2003, LGP Allgon’s net accounts receivable increased to SEK 496.0 million from SEK 285.1 million at December 31, 2002, primarily due to the acquisition of Allgon. LGP Allgon’s net inventories increased to SEK 267.0 million during the year ended December 31, 2003, from SEK 202.4 million at December 31, 2002. In addition, during the year ended December 31, 2003, accounts payable increased to SEK 296.4 million from SEK 149.8 million at December 31, 2002. The increase in inventory and the increase in accounts payable are primarily the result of the acquisition of Allgon and increased material purchases as a consequence of higher sales.

Net cash used in investing activities reflects LGP Allgon’s acquisitions, net of cash acquired, and capital spending. Total capital expenditures during fiscal 2003 and 2002 were approximately SEK 44.3 million and SEK 34.3 million, respectively. The majority of the capital spending during fiscal 2003 and 2002 was for production equipment and computer hardware and test equipment utilized in LGP Allgon’s manufacturing and research and development areas. LGP Allgon expects its future annual capital spending requirements to range between SEK 75.0 million and SEK 150.0 million per year, consisting primarily of radio frequency test equipment, computer hardware and computer software and production equipment.

The increase in net cash used in financing activities during fiscal 2003 resulted primarily from the additional repayments on LGP Allgon’s debt.

LGP Allgon currently believes that its existing cash balances, unutilized bank lines of credit and funds expected to be generated from operations will provide it with sufficient funds to finance its current operations for at least the next twelve months. LGP Allgon’s principal source of liquidity consists of its existing cash balances and unutilized credit facilities. LGP Allgon regularly reviews its cash funding requirements and attempts to meet those requirements through a combination of cash on hand and cash provided by operations.

Financing Activities

LGP Allgon assumed the following outstanding bank loans as part of its acquisition of Allgon:

Lenders	Amount	Expiration Date
Swedish banks	SEK 87.0 million	January 7, 2005
Swedish banks	SEK 63.8 million	December 15, 2004
Swedish banks	SEK 40.0 million	September 30, 2003
Banks in China	SEK 15.5 million	December 18, 2003

As of December 31, 2003, LGP Allgon had a total of SEK 240.0 million of unused bank credit facilities with two Swedish banks. One bank credit facility for SEK 50.0 million expired on January 31, 2004 and another bank credit facility for SEK 150.0 million expires on December 31, 2004. These credit facilities allow for borrowings based on STIBOR (Stockholm Interbank Offered Rate) plus 1.5%-1.75%. The remaining SEK 40.0 million of unutilized credit facilities represents two overdraft facilities with the same two banks. One overdraft facility for SEK 30.0 million bears interest at the bank’s basic rate plus 1.5% and expires on November 28, 2004. The other overdraft facility of SEK 10.0 million bears interest at the bank’s basic rate plus 1.25% and expires on December 19, 2004. These credit facilities are secured and contain certain standard affirmative and negative covenants, including limitations on future indebtedness, restricted payments, liens, transfer of assets and leverage ratios as well as customary change of control clauses. At December 31, 2003, LGP Allgon was in compliance with all covenants contained in the credit facilities. There were no amounts outstanding and the full SEK 240.0 million was available to LGP Allgon. During the year ended December 31, 2003, the positive cash flow after investment activities was utilized to reduce LGP Allgon’s loans by SEK 150.6 million.

LGP Allgon incurs various contractual obligations and commercial commitments in its normal course of business. Such obligations and commitments consist primarily of the following:

Financial Investments

Over the past several years, LGP Allgon has made financial investments, including those relating to acquisitions of and combinations with other businesses. The combination with Allgon in 2003 broadened LGP Telecom Holding AB’s product portfolio and allowed the company to offer more complete solutions and more integrated products to its customers. During 2001 and 2002, LGP Allgon invested a total of SEK 42.2 million in machines for cutting and high-speed processing. In 2001, LGP Allgon built a facility for volume manufacturing of telecommunication products in Tullinge. This investment amounted to SEK 51.7 million. In 2001, LGP Allgon acquired a site in Sollentuna to build new headquarters. This project was delayed after an investment of SEK 91.6 million and, as a consequence of the acquisition of Allgon in 2003, this project may be cancelled. A number of other, less significant, investments within the Telecom business area have been planned by LGP Allgon. These investments may not be pursued if the Exchange Offer is completed.

Bank Debt

At December 31, 2003, LGP Allgon had SEK 217.4 million of outstanding bank debt at interest rates ranging from 2.55%—5.27% that matures from January 2004 to June 2008. This debt includes a real estate loan of SEK 70.1 million which is secured by LGP Allgon’s manufacturing facility in Tullinge, Sweden and bears interest at the rate of 3.67% with annual principal payments of SEK 3.9 million. For additional information, see Note 20 of the Notes to the Consolidated Financial Statements of LGP Allgon.

Capital Lease Obligations

LGP Allgon utilizes capital lease financing for certain equipment purchases used in its manufacturing and research and development operations. These leases generally have implicit interest rates ranging from 5%—7% over terms of 3—5 years in duration. For additional information, see Note 23 of the Notes to the Consolidated Financial Statements of LGP Allgon.

Operating Lease Obligations

LGP Allgon has various operating leases covering facilities in the USA, Sweden and various sales offices throughout the world. LGP Allgon also maintains some minor operating leases relating to equipment rentals that amount to less than SEK 4.0 million per year. For additional information, see Note 23 of the Notes to the Consolidated Financial Statements of LGP Allgon.

Purchase Commitments

LGP Allgon incurs various purchase obligations with vendors and suppliers for the purchase of inventory, as well as other goods and services, in the normal course of business. These obligations are generally evidenced by purchase orders with delivery dates from 1 to 12 weeks from the purchase order date, and in certain cases, supply agreements that contain the terms and conditions associated with these purchase arrangements. LGP Allgon is committed to accept delivery of such materials pursuant to such purchase orders subject to various contract provisions which allow LGP Allgon to delay receipt of such order or allow LGP Allgon to cancel orders beyond certain agreed lead times. Such cancellations may or may not include cancellation costs payable by LGP Allgon. In the past, LGP Allgon has been required to take delivery of materials from its suppliers that were in excess of its requirements and has previously recognized charges and expenses related to such excess material.

Guarantees Under Letters of Credit

LGP Allgon has issued standby letters of credit from time to time as security for certain liabilities. At December 31, 2003, total outstanding letters of credit approximated SEK 5.8 million and related primarily to bank guarantees.

As of December 31, 2003, expected future cash payments related to contractual obligations and commercial commitments were as follows:

	Payments Due by Period (in SEK millions)
	Less than 1 Year	1-3 Years	3-5 Years	Thereafter	Total
Bank debt (including interest)	67.3	109.7	17.3	57.9	252.2
Capital lease obligations	2.1	0.4	—	—	2.5
Operating lease obligations	16.5	19.9	18.0	14.3	68.7
Purchase commitments	250.0	—	—	—	250.0
Guarantees under letters of credit	4.1	0.9	—	0.8	5.8

Total contractual obligations and commercial commitments	340.0	130.9	35.3	73.0	579.2

LGP Allgon believes that its existing cash balances, unutilized bank lines of credit and funds expected to be generated from future operations will be sufficient to satisfy these contractual obligations and commercial commitments and that the ultimate payments associated with these commitments will not have a material adverse effect on its liquidity position.

Disclosure of Certain Differences Between Swedish GAAP and US GAAP

The financial statements of LGP Allgon included in this Proxy Statement/Prospectus were prepared and are presented in accordance with Swedish GAAP. Certain differences between Swedish GAAP and US GAAP could have a significant affect on the measurement, presentation and disclosure of financial information contained herein. The following is a summary of certain differences between Swedish GAAP and US GAAP. However, this description of certain differences is not intended to be complete and does not address all differences in presentation, including classification, disclosure and display of financial information contained herein. See Note 28 to LGP Allgon’s 2003 financial statements for a detailed description of differences between Swedish GAAP and US GAAP affecting LGP Allgon.

Research and Development Costs

US GAAP generally requires that product development costs be expensed as incurred. Under Swedish GAAP, certain product related development costs must be capitalized and amortized over the expected period that the corresponding product revenues will be recognized.

Goodwill

Beginning in 2002, under US GAAP, goodwill is not amortized and remains as an asset indefinitely, subject to periodic tests for impairment. Under Swedish GAAP, goodwill is amortized over a period generally not to exceed 20 years.

Purchase Accounting—Value of Consideration

US GAAP requires the valuation of shares issued in a purchase transaction to generally equal the average share closing price for a reasonable period prior to and following the announcement of the offer. Effective in 2002, Swedish GAAP requires the valuation of shares issued in a purchase transaction to generally equal the average share closing price as of the date of the exchange of such shares.

Purchase Accounting—Intangibles

Under US GAAP, the excess of the purchase price over the fair market value of tangible assets and liabilities is allocated first to identifiable intangibles with identifiable lives and any excess is allocated to goodwill. Swedish GAAP requires that the excess of the purchase price over the fair value of tangible assets and liabilities to be allocated to goodwill.

Derivatives Instruments and Foreign Currency Hedging Activities

US GAAP records these instruments at their fair values at the respective balance sheet dates and recognizes unrealized exchange gains and losses immediately in the income statement assuming certain rigorous documentation criteria are not met. According to Swedish GAAP, unrealized gains and losses on contracts hedging anticipated transactions are not recognized until the hedged transaction is completed.

Pension Refunds

Under US GAAP, any refunds receivable under a multiemployer pension plan are recognized as income in the period when the refund is received or the amount can actually be utilized to reduce current pension contributions. According to Swedish GAAP, any refundable amounts declared by a multiemployer pension plan are recorded as a receivable and income at its net present value at the time the terms of the refund are announced and collection is probable.

Disclosure About Foreign Currency Risk

LGP Allgon has various types of operations in several foreign locations including the USA, Brazil, Australia, Finland, Germany, India, the United Kingdom, Singapore and the People’s Republic of China (“China”). These operations incur expenses in foreign currencies and certain locations have the ability to generate local currency revenue. These expenses and revenues expose LGP Allgon to foreign currency transactions and result in gains and losses from such transactions. In addition, a significant portion of LGP Allgon’s revenues are derived from international sources outside of Sweden, with its international customers accounting for approximately 85.5%, 75.0% and 64.8% of its net sales for the years ended December 31, 2003, 2002 and 2001, respectively. LGP Allgon regularly pursues new customers in various locations throughout the world where new deployments or upgrades to existing wireless communication networks are planned. Such locations include Europe, Asia, North and South America, and areas where there has been instability in several of the regions’ currencies. LGP Allgon currently invoices most of its customers in the currency of their shipping location.

In order to attempt to manage its exposure to foreign currency, LGP Allgon enters into forward currency contracts. The extent of the forward cover is decided by the Board of Directors of LGP Allgon in accordance with its finance policy. During 2002 and 2003, all of the anticipated payment flows for the next four to six months were hedged through the forward sale of currency.

The value of matured forward contracts in respect to net sales of foreign currency amounted to SEK 27.9 million for the year ended December 31, 2003. Outstanding forward contracts at December 31, 2003 consisted of USD 28.8 million at an average exchange rate of SEK 7.77 to $1.00 and EUR 28.4 million at an average exchange rate of SEK 9.09 to EUR 1.00. All outstanding forward contracts at December 31, 2003 mature within 2004.

See Note 25 to LGP Allgon’s 2003 financial statements for additional information related to LGP Allgon’s financial risks and instruments.

POWERWAVE’S SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Powerwave’s directors and executive officers, and persons who own more than ten percent of a registered class of Powerwave’s equity securities, to file reports of ownership with the Securities and Exchange Commission, or SEC, and Nasdaq. Directors, executive officers and greater than ten percent beneficial owners are required by SEC regulations to furnish Powerwave with copies of all Section 16(a) forms they file.

Based solely on a review of filings with the Securities and Exchange Commission and written representations by each executive officer and director that no other reports were required, we believe that all of our directors and executive officers have complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 during fiscal 2003.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS AND

MANAGEMENT OF POWERWAVE

Set forth below is certain information as of March 18, 2004 regarding the beneficial ownership of Powerwave’s common stock by:

(1) any person who was known by Powerwave to own more than five percent (5%) of the voting securities of Powerwave;

(2) all directors;

(3) each of the named executive officers identified in the Summary Compensation Table; and

(4) all current directors and executive officers as a group.

Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address of Beneficial Owners (1)	Amount and Nature of Beneficial Ownership (2)		Percent of Class
FMR Corp.	8,206,339	(3)	12.9%
82 Devonshire Street, Boston, MA 02109
David A. Rocker Suite 1759, 45 Rockefeller Plaza, New York, NY 10111	5,551,909	(4)	8.7%
Brown Investment Advisory & Trust Company 19 South Bond Street, Suite 400, Baltimore, MD 21231	3,985,483	(5)	6.3%
Bruce C. Edwards	885,624	(6)	1.4%
Ronald J. Buschur	356,249	(7)	*
Kevin T. Michaels	289,326	(8)	*
John L. Clendenin	159,000	(9)	*
Andrew J. Sukawaty	30,000	(10)	*
Carl W. Neun	90,800	(11)	*
David L. George	50,625	(12)	*
Eugene L. Goda	45,000	(13)	*
Daniel A. Artusi	10,625	(14)	*
All named executive officers and directors as a group (9 persons)	1,917,249	(15)	3.0%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each holder is: c/o Powerwave Technologies, Inc., 1801 E. St. Andrew Place, Santa Ana, California 92705.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of March 18, 2004, and shares of common stock subject to our outstanding 1.25% convertible notes currently convertible, or convertible within 60 days of March 18, 2004, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible notes but are not deemed outstanding for computing the percentage of any other person. As of March 18, 2004, Powerwave had a total of 63,477,844 shares of common stock issued and outstanding. Except as indicated by footnote and subject to community property laws where applicable, to the knowledge of Powerwave, the companies and persons named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them.
(3)	Based on a Schedule 13G dated February 10, 2004, filed with the SEC by FMR Corp., which reflects ownership as of January 31, 2004. The Schedule 13G states that FMR Corp. has sole voting power to vote or direct the vote of 411,200 shares and sole dispositive power as to 8,206,339 shares.

(4)	Based on a Schedule 13F dated November 10, 2003, filed with the SEC by David A. Rocker. The Schedule 13F states that the number of shares beneficially owned by David A. Rocker as of September 30, 2003 is 5,551,909.
(5)	Based on a Schedule 13G dated February 14, 2003, filed with the SEC by Brown Investment Advisory & Trust Company, which reflects ownership as of December 31, 2002. The Schedule 13G states that Brown Investment Advisory & Trust Company has sole voting power as to 3,969,838 shares and sole dispositive power as to 3,940,960 shares.
(6)	Includes options exercisable for 124,999 shares within 60 days of March 18, 2004.
(7)	Consists of options exercisable for 356,249 shares within 60 days of March 18, 2004.
(8)	Includes options exercisable for 285,082 shares within 60 days of March 18, 2004.
(9)	Includes options exercisable for 75,000 shares within 60 days of March 18, 2004.
(10)	Includes options exercisable for 15,000 shares within 60 days of March 18, 2004.
(11)	Includes options exercisable for 90,000 shares within 60 days of March 18, 2004.
(12)	Includes options exercisable for 15,000 shares within 60 days of March 18, 2004.
(13)	Includes options exercisable for 15,000 shares within 60 days of March 18, 2004.
(14)	Consists of options exercisable for 10,625 shares within 60 days of March 18, 2004.
(15)	Includes options exercisable for 986,955 shares within 60 days of March 18, 2004 (see footnotes 6–14).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF POWERWAVE

Powerwave has entered into indemnification agreements with its directors and certain executive officers, and, prior to the effectiveness of the registration statement of which this Proxy Statement/Prospectus is a part, have entered into indemnification agreements with the current directors of LGP Allgon to be appointed to Powerwave’s Board of Directors subsequent to the consummation of the Exchange Offer. Such agreements require Powerwave to indemnify such individuals to the fullest extent permitted by Delaware law.

Deutsche Bank has been employed by Powerwave on a contingent basis as financial advisor to Powerwave on this Exchange Offer. Powerwave has retained Deutsche Bank pursuant to an engagement letter dated October 10, 2003. Deutsche Bank will be paid a reasonable and customary fee for its services as financial advisor to Powerwave in connection with the Exchange Offer, a portion of which is contingent upon consummation of the Exchange Offer. Regardless of whether the Exchange Offer is consummated, Powerwave has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Exchange Offer or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Powerwave has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Exchange Offer.

COMPARISON OF POWERWAVE AND LGP ALLGON SHAREHOLDER RIGHTS

LGP Allgon is incorporated under the laws of the Kingdom of Sweden and Powerwave is incorporated under the laws of the State of Delaware. If LGP Allgon shareholders participate in the Exchange Offer and receive Powerwave shares in exchange for their LGP Allgon shares, they will become Powerwave common shareholders. LGP Allgon’s shareholders’ rights are governed by Swedish law and regulations, including the Swedish Companies Act. The Exchange Offer will not have any negative effects on the requirements of LGP Allgon under the Swedish Companies Act. Once the LGP Allgon shareholders accepting the Exchange Offer become Powerwave common shareholders, their rights as such will be governed by the Delaware General Corporation Law and by Powerwave’s certificate of incorporation and bylaws. The material differences between the rights of LGP Allgon shareholders and Powerwave common shareholders, resulting from differences in the respective governing documents and the applicable law, are summarized below.

You should not rely on this summary as an exhaustive list or a detailed description of the provisions it discusses. This summary is qualified in its entirety by the respective corporate governance documents of LGP Allgon and Powerwave and by applicable law.

Capital Stock

According to LGP Allgon’s Articles of Association, the minimum share capital shall be SEK 27,000,000 and the maximum shall be SEK 108,000,000 with par value of SEK 1. All shares have the same rights. As of March 18, 2004, there were 49,627,900 shares outstanding.

Powerwave’s certificate of incorporation currently authorizes 135,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001. As of March 18, 2004, there were 63,477,844 shares of common stock outstanding, and no shares of Preferred Stock outstanding, although 650,000 preferred shares have been designated Series A Junior Participating Preferred Stock. See the descriptions of Proposals One and Two beginning on page 37 for information regarding proposed changes to the authorized and issued shares.

Under Swedish law, changes to the share capital require, as a general rule, a resolution by the shareholders. The Board of Directors may, within certain limits, be granted a specific authority (limited in time until, at the longest, the next annual general meeting of the shareholders) to resolve upon an issuance of new shares, as well as pass such resolution subject to the subsequent approval by the shareholders. A resolution to disapply shareholders’ pre-emption rights in connection with a new issue of shares, to change the share capital in such a way as requires an amendment to the Articles of Association, to reduce the share capital or to repurchase shares, is normally valid only if shareholders representing two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting vote in favor of such resolution.

Under the Delaware General Corporation Law and Powerwave’s Amended and Restated Certificate of Incorporation, a proposed amendment to the Amended and Restated Certificate of Incorporation to change the number or type of shares of authorized capital stock requires the approval of the board of directors and the affirmative vote of a majority of all shares entitled to vote on the matter. If an amendment would adversely affect the rights of any shareholders of a particular class or series of stock, a majority of the outstanding shares of that class or series, voting as a class, also must vote to authorize the amendment.

Powerwave’s Amended and Restated Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, of which 4,350,000 shares remain undesignated. The Board of Directors, as limited by the Amended and Restated Certificate of Incorporation and without further action by Powerwave’s shareholders, has the authority to issue the remaining undesignated preferred stock from time to time in one or more series and to fix the number of shares and the preferences, rights and qualifications of any such series. Any issuance of preferred stock could adversely affect the rights of existing shareholders. In addition, the Board of Directors can authorize, by majority vote and without shareholder approval, the issuance of additional shares of common stock, up to the number of shares authorized and not outstanding under the Amended and Restated Certificate of Incorporation.

In addition, Nasdaq marketplace rules require shareholder approval prior to the issuance of additional shares of Powerwave common stock in any transaction if (1) the common stock has, or will have upon issuance, voting power in excess of 20% of the voting power outstanding before the issuance of such common stock or of securities convertible into or exercisable for common stock or (2) the number of shares of common stock to be issued is, or will be upon issuance, in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

Mergers and Other Transactions

The Swedish Companies Act requires that the board of directors of both of the merging companies adopt a merger plan before a merger can be approved by shareholders. The Swedish Companies Act further provides that the merger plan normally must be approved by a majority of two-thirds of the votes cast as well as two-thirds of the shares represented at the general meeting of the transferor company (or companies). If the proposal would alter the legal relationship among the existing shareholders, there normally must be unanimous approval of the shareholders present at the meeting representing 90% of all outstanding shares.

Under the Delaware General Corporation Law, a merger, consolidation, or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by shareholders holding at least a majority of the corporation’s outstanding voting stock.

Dissenters’ Rights

In the case of an acquisition regulated by Swedish law, shareholders may be compensated by shares in the surviving company or by cash equal to the fair value of the shares. The Swedish Companies Act provides that if a Swedish parent company alone or together with its subsidiaries own more than 90% of the shares of any subsidiary, being a Swedish limited liability company (and such shares representing more than 90% of the voting rights of such subsidiary), the parent company is entitled to compulsorily acquire the remaining outstanding shares in the subsidiary. In addition, a holder of such remaining outstanding shares may require the parent company to initiate compulsory acquisition proceedings. Unless the parent company and minority holders agree on the price to be paid for the remaining shares, an arbitration tribunal will determine a fair price. According to Swedish practice relating to public share-for-share offers, the redemption price per share is often determined to be equal to the volume-weighted average share price for the shares offered as consideration in the offer (normally the offeror’s shares) during the acceptance period (or part thereof). In addition, certain interest will be payable on the redemption sum.

Under the Delaware General Corporation Law, shareholders of a corporation have the right to demand and receive payment of the fair value of their stock in the event of a merger or consolidation of the corporation. However, except as the Delaware General Corporation Law provides otherwise, shareholders do not have appraisal rights if, among other things, the consideration they receive for their shares consists of:

•	shares of stock of any other company which, at the record date fixed to determine shareholders entitled to vote on the merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 shareholders;

•	shares of the company surviving or resulting from the merger or consolidation; and

•	cash in lieu of fractional shares of the corporations described in the above two clauses; or any combination of shares of stock and cash in lieu of fractional shares of the corporations described in the above three clauses.

Business Combinations with Interested Shareholders

Under Swedish regulations issued by the Swedish Industry and Commerce Stock Exchange Committee, if a shareholder representing less than 30% of the votes for all shares in a company directly or indirectly obtains 30% or more of the votes in a listed company, this interested shareholder has a duty to make a public offer for all outstanding shares of the company. This does not apply if the interested shareholder within four weeks from the time when the shareholding first exceeded 30% sells shares to such an extent that he no longer holds 30% or more of the votes or if the limit of 30% is exceeded in connection with a public offer.

With some exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination with an interested shareholder for three years following the time such person becomes an interested shareholder. In general, an interested shareholder is a person or entity owning 15% or more of the corporation’s outstanding voting stock. The definition also includes any affiliate of such person or entity. The three-year moratorium which Section 203 imposes on business combinations does not apply if:

•	prior to the date at which the shareholder became an interested shareholder, the corporation’s board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder;

•	the interested shareholder owned 85% of the corporation’s voting stock upon consummation of the transaction which made him or her an interested shareholder; or

•	on or after the date a shareholder becomes an interested shareholder, the board approves the business combination, which is also approved at a shareholder meeting by two-thirds of the voting stock not owned by the interested shareholder.

A Delaware corporation may elect to opt out of, and not be governed by, Section 203 through a provision in its original certificate of incorporation or an amendment to its certificate of incorporation or bylaws, if the amendment is approved by the vote of a majority of the shares entitled to vote. With a limited exception, such an amendment would not become effective until 12 months following its adoption. Powerwave has not opted out of Section 203.

Amendments to Charters

Under Swedish law, a charter may not be amended or changed since such document only regulates the initial amount to be paid per share, the time of payment of the shares, and similar matters.

Under the Delaware General Corporation Law, a proposed amendment to a Delaware corporation’s charter requires an affirmative vote of a majority of all shares entitled to vote on the matter. If any such amendment would adversely affect the rights of any shareholders of a particular class or series of stock, the vote of the majority of all outstanding shares of that class or series, voting as a class, is also necessary to authorize the amendment.

Amendments to Bylaws

Under Swedish law, an amendment to the bylaws, called Articles of Association, must be approved by the shareholders. As a general rule, two thirds of the rendered votes as well as two thirds of the shares represented at the shareholders’ meeting must vote for the amendment of the Articles of Association. However, an amendment that changes the legal relationship between shares of different series normally must be supported by all of the shareholders present or represented at the shareholders’ meeting and which represent at least 90% of all outstanding shares of the company.

Under the Delaware General Corporation Law, the power to adopt, alter and repeal a Delaware corporation’s bylaws is vested in the shareholders, except to the extent that the certificate of incorporation also vests such powers in the board of directors. Powerwave’s certificate of incorporation grants these powers to the board of directors.

Minority Shareholders’ Rights

Under Swedish law, a general meeting of shareholders may not adopt any resolution and the board of directors or other representatives of the company may not enter into transactions or undertake other measures that contravene the principle of equal treatment, are not to the benefit of the company or are likely to give an undue advantage to a single shareholder, a group of shareholders or a third party to the detriment of the company or any other of the company’s shareholders. In addition, under Swedish law, a general meeting of shareholders may not adopt any resolution and the board of directors or other representatives of the company may not enter into transactions or undertake other measures which contravene the company’s object of business as stated in the Articles of Association.

Preemptive Rights

Under Swedish law, shareholders must approve each issue of additional shares. Existing shareholders have preemptive rights to subscribe for new securities in proportion to their current holdings with respect to issuances of shares, convertible debt instruments and debt instruments with warrants to subscribe for new shares, unless the consideration to be paid is not cash or the resolution for the issue or the articles of association provide otherwise. A resolution approving or authorizing an issuance for cash where the preemptive rights for existing shareholders is not to be applied requires a majority of two-thirds of the votes cast and two-thirds of the shares represented at the shareholders meeting. Any such preemptive rights are freely transferable and, if the rights are not exercised, they expire at the end of the relevant subscription period. An issuance of debt instruments convertible into shares or debt instruments with a right or option to subscribe for new shares are treated for the purposes hereof as an issuance of such shares into which the instruments are exercisable. In the case of LGP Allgon, pursuant to its Articles of Association, shareholders are not granted rights of first refusal in the event of a share transfer to a third party.

Under the Delaware General Corporation Law, shareholders of a Delaware corporation do not possess preemptive rights unless the corporation’s certificate of incorporation specifically grants such rights or unless they are given such rights under contract. Powerwave’s certificate of incorporation does not grant general preemptive rights to common shareholders and there is no contractual relationship between Powerwave and its common shareholders under which preemptive rights are granted.

Dividends

Under Swedish law, dividends or other distributions to a company’s shareholders are decided by the shareholders, provided that the amount of dividends paid may generally not exceed the amount recommended by the company’s board of directors. Under the Swedish Companies Act, dividends to shareholders may not exceed an amount equal to the aggregate of the company’s consolidated net profit for the most recent fiscal year, profits brought forward and non-restricted reserves less the sum of the amount of reported losses, the amount that is required by law or the company’s articles of association to be allocated to restricted equity of the company and the amount that the company’s articles of association specifies must be used for a purpose other than for dividends. Further, the above calculation is made on the basis of both the group-consolidated balance sheet and the parent company balance sheet. The lower of the two results of such calculations is recorded as the company’s distributable earnings and is available for dividends. In addition, dividends may not be declared to the extent that their payment would be contrary to generally accepted business practices in light of a company’s financing needs, liquidity and general financial position. Under applicable Swedish law, the statutory limitation period for dividends is ten years, after which the company would be the beneficiary of the dividends.

Under the Delaware General Corporation Law, a Delaware corporation’s board of directors may authorize the payment of dividends to the corporation’s shareholders either:

•	out of surplus; or

•	if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

However, a Delaware corporation may not make a distribution out of net profits unless and until its capital is greater than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the Delaware General Corporation Law generally provides that a Delaware corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the corporation’s capital.

Shareholder Action

Under Swedish law, shareholders make decisions at a shareholders’ meeting. However, in companies with few shareholders, a document stating the proposed decision may be circulated between all shareholders for their signing. Such decision is only valid and binding if it is unanimous.

Under the Delaware General Corporation Law and Powerwave’s bylaws, any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without prior notice and without a vote if a written consent, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

Special Shareholders’ Meetings

Under Swedish law, the board of directors may call a special shareholders’ meeting if the board of directors finds it necessary. The board of directors also has an obligation to call to such meeting on the request of the auditor or upon request of shareholders holding at least 10% of the outstanding shares.

The Delaware General Corporation Law provides that a special shareholders’ meeting may be called by the corporation’s board of directors or by such person or persons as the certificate of incorporation or the bylaws may authorize. Powerwave’s bylaws provide that the following persons may call a special meeting:

•	the Chairman of the board of directors;

•	the President;

•	the Chief Executive Officer; or

•	the board of directors pursuant to a resolution approved by a majority of the members of the board then in office.

Board of Directors

Under the Swedish Companies Act, LGP Allgon’s Board of Directors is ultimately responsible for the organization and the management of LGP Allgon’s affairs. According to Swedish law, the board of directors of a public company, like LGP Allgon, shall consist of at least three board members. The Articles of Association govern the minimum and the maximum number of directors to be appointed. Such minimum and maximum limits may only be changed by an amendment to the Articles of Association. The members of the board of directors are elected at a shareholders’ meeting except those members appointed by the unions. Under Swedish law, the managing director and at least half of the members of the board of directors must reside in a European Economic Area country, unless exempted by the Swedish Patent and Registration Office.

Swedish law gives trade unions the right to appoint two additional directors in all companies with at least 25 employees in Sweden (three directors if the company is active in more than one industry and has at least 1,000 employees in Sweden) and a corresponding number of deputy directors for such union directors. According to the Articles of Association of LGP Allgon, the board of directors shall consist of at least three and not more than seven directors with no deputy directors, excluding those appointed by the unions, to be elected at the annual general meeting of shareholders for a period until the next annual general meeting of shareholders. LGP Allgon currently has ten directors, three of whom were appointed by the unions.

The Delaware General Corporation Law permits a Delaware corporation’s certificate of incorporation or bylaws to contain provisions governing the number and terms of directors. Directors may be elected at the annual shareholders’ meeting, or at a different shareholders’ meeting if the corporation’s bylaws so provide. Shareholders also may elect directors by written consent in lieu of a shareholders’ meeting. If the shareholders’ written consent electing the directors is not unanimous, the consent may substitute for the meeting only if every position on the board available to be filled at that time is vacant, and the consent fills all of the vacant positions.

Powerwave’s bylaws provide that the number of directors shall be fixed by a resolution adopted by a majority of the board of directors, but in no event may the board consist of less than four nor more than nine directors. Such board members shall be elected by a plurality of the votes cast at an annual meeting or by written consent of the shareholders, except where a vacancy or a newly created directorship resulting from an increase in the authorized number of directors, is filled by a majority of the directors then in office. All directors shall hold office until the next annual election and their successors are duly elected and qualified or until their earlier resignation or removal.

Removal of Directors

Under Swedish law, a member of the board of directors may be removed by the group that appointed the director; in most cases the shareholders. There is no obligation for the shareholders to state any reasons for the removal.

The Delaware General Corporation Law and the Powerwave bylaws provide that a director or directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.

Board Vacancies

Under Swedish law, vacancies may be filled by a deputy member of the board. However, if the remaining board members do not constitute a quorum, then the shareholders must elect a new member or members of the board.

Under the Delaware General Corporation Law, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by:

•	a majority of the directors then in office, although less than a quorum; or

•	by the sole remaining director.

Indemnification of Directors and Officers

There are no rules or obligations under Swedish law regarding indemnification of a company’s directors and officers. In Sweden, indemnification is usually addressed through directors and officers liability insurance policies.

Section 145 of the Delaware General Corporation Law provides that a company may indemnify its directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Powerwave’s certificate of incorporation and bylaws provide for indemnification by Powerwave of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. Its bylaws also provide for the prepayment of expenses to persons entitled to indemnification (subject to certain conditions), and permits Powerwave to purchase and maintain insurance on behalf of any director, officer, employee, or agent against any liability asserted against or incurred by them in any such capacity, or arising out of their status as such, whether or not Powerwave would have the power or obligation to indemnify them against such liability under its bylaws.

Limitation of Personal Liability of Directors

The Swedish Companies Act provides that a board member may be liable to the company for losses incurred as a result of a willful act or negligence on behalf of such board member in the performance of his or her duties. The same applies when any damage is caused to a shareholder or a third party if such damage is a result of a violation of the Swedish Companies Act, the applicable Act on Annual Reports or the articles of association of the company. There are no limitations under Swedish law as to the personal liability of the directors. However, at annual general meetings, the shareholders consider whether to discharge the directors from liability for the business for the previous year. A simple majority of the votes at a general meeting may discharge the directors from such liability unless shareholders representing at least 10% of all shares vote against such discharge. Shareholders representing at least 10% of all shares are entitled to lodge a claim against a director in the relevant Swedish court.

The Delaware General Corporation Law provides that a Delaware corporation’s certificate of incorporation may include a provision limiting a director’s personal liability, to the corporation or its shareholders, for monetary damages for breach of the director’s fiduciary duty. However, no such provision can eliminate or limit liability for:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	violation of certain provisions of the Delaware General Corporation Law;

•	any transaction from which the director derived an improper personal benefit; or

•	any act or omission prior to the adoption of such a provision in the certificate of incorporation.

Powerwave’s certificate of incorporation contains a provision eliminating its directors’ personal liability for monetary damages to the fullest extent permitted under the Delaware General Corporation Law.

Directors with Conflicting Interest

Under Swedish law, a board member is disqualified in relation to issues concerning:

•	contracts between the company and the board member;

•	contracts between the company and third parties, where the board member has a material interest in the matter which may conflict with the interest of the company; or

•	contracts between the company and a legal entity which the board member may represent, either individually or together with any other person.

The term “contract” shall be deemed to include litigation or other legal proceedings. Under Swedish law, there is also a prohibition against making loans and granting security to shareholders, board members, or the managing director, or to affiliates of such persons.

Under the Delaware General Corporation Law, certain contracts or transactions in which one or more of a corporation’s directors or officers have an interest are neither void nor voidable solely on that basis, solely because such directors or officers participate in the meeting in which the transaction is authorized or solely because any such director’s or officer’s votes are counted for such purpose, provided certain conditions are met. These conditions include obtaining the required approval and fulfilling the requirements of good faith and full disclosure. Under the Delaware General Corporation Law, either:

•	the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts; or

•	the contract or transaction must have been fair to the company at the time it was approved. If board approval is sought, the contract or transaction must be approved by a majority of disinterested directors, which may be less than a majority of the board’s quorum.

Auditors

Under Swedish law and according to LGP Allgon’s Articles of Association, not less than one and not more than two auditors, and not more than two deputy auditors, shall, where applicable, be appointed at an annual general meeting of shareholders for a period ending at the end of the annual general meeting of shareholders held during the fourth fiscal year following the appointment of the auditors. An appointed auditor and, where applicable, deputy auditor, shall be an authorized public accountant or a registered public accounting firm.

Under the U.S. Securities Exchange Act of 1934, U.S. public companies are required to deliver audited financial statements in connection with certain of their periodic public reports. These financial statements are audited by the company’s independent auditors. The company’s relationship with the independent auditors is managed by the audit committee of the company’s board of directors in accordance with the pre-approval and independence requirements and the standards for audit committee conduct set forth in the rules and regulations of the SEC and Nasdaq.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for Powerwave by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Powerwave Technologies, Inc. incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2003 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of LGP Allgon Holding AB as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche AB, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net profit (loss) and shareholders’ equity), and are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Any shareholders desiring to submit a proposal for action at the Annual Meeting of Shareholders to be held in 2004 and for presentation in the Proxy Statement with respect to such meeting should arrange for such proposal to be delivered to the Secretary of Powerwave at its principal place of business no later than January 28, 2004 in order to be considered for inclusion in the Proxy Statement relating to that meeting. Matters pertaining to such proposals, including the number and length thereof, eligibility of persons entitled to have such proposals included and other aspects are regulated by the Securities and Exchange Act of 1934, Rules and Regulations of the SEC and other laws and regulations to which interested persons should refer. Powerwave currently anticipates that its next annual meeting will be held in July 2004.

Under Rule 14a-4 as promulgated under the Securities and Exchange Act of 1934, as amended, Powerwave will be allowed to use its discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the Proxy Statement, in two situations:

(i) if a proponent of a proposal fails to notify Powerwave at least 45 days prior to the current year’s anniversary of the date of the mailing of the prior year’s Proxy Statement, or

(ii) if the date of Powerwave’s annual meeting has changed by more than thirty (30) days from the prior year, if notice is not received within a reasonable period of time before Powerwave mails the Proxy Statement for the current year.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This Proxy Statement/Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the SEC.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

All reports filed by Powerwave with the SEC are also available free of charge via EDGAR through the SEC website at http://www.sec.gov. In addition, Powerwave provides copies of its Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and makes electronic copies of its most recently filed reports available through its website at www.powerwave.com as soon as reasonably practicable after filing such material with the SEC.

LGP Allgon also prepares interim and annual financial reports for its shareholders. These reports are available free of charge through LGP Allgon’s website at www.lgpallgon.com.

INCORPORATION BY REFERENCE

The following documents, which have been filed by Powerwave with the Securities and Exchange Commission are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2003, filed with the SEC on February 13, 2004; and

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on October 9, 1996.

All documents filed by Powerwave with the Securities and Exchange Commission pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 from the date of this Proxy Statement/Prospectus to the date of the termination of the Exchange Offer, other than Current Reports on Form 8-K deemed furnished pursuant to Item 9 or Item 12 of Form 8-K, shall also be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded to the extent that a statement contained in this Proxy Statement/Prospectus or in any other subsequently filed document incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

You can obtain any of the documents incorporated by reference in this Proxy Statement/Prospectus from Powerwave or from the Securities and Exchange Commission through its web site at the address provided above. Documents incorporated by reference are available from Powerwave without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this Proxy Statement/Prospectus.

OTHER MATTERS

Management is not aware of any other matters to come before the meeting. If any other matter not mentioned in this Proxy Statement/Prospectus is brought before the meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

By Order of the Board of Directors

/S/ KEVIN T. MICHAELS

Senior Vice President, Finance, Chief Financial Officer and Secretary

March 26, 2004

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Financial Statements and explanatory notes of Powerwave set forth below give effect to the Exchange Offer with LGP Allgon Holding AB (“LGP Allgon”) and their acquisition of Allgon AB (“Allgon”) on March 31, 2003. LGP Telecom Holding AB changed its name to LGP Allgon Holding AB in October 2003. The Exchange Offer is accounted for as a purchase business combination as defined in Statement of Financial Accounting Standards No. 141. For accounting purposes, Powerwave will be the acquiring enterprise in the transaction since, at the time of consummation, current Powerwave shareholders will own a majority of the outstanding common stock of the combined entities, the Powerwave Board of Directors will control a majority of the Board, and Powerwave executive management will continue to occupy the positions of Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer of the combined company.

The historical financial information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements and notes thereto of Powerwave, LGP Allgon and Allgon and should be read in conjunction with those financial statements and notes, which are included or incorporated by reference in this Proxy Statement/Prospectus. The historical financial information of LGP Allgon and Allgon were prepared in SEK to comply with the Swedish Annual Accounts Act and the recommendations and opinions of the Swedish Financial Accounting Standards Council (“Swedish GAAP”). Accordingly, the Unaudited Pro Forma Condensed Combined Financial Statements include reconciling items for LGP Allgon and Allgon required to comply with accounting principles generally accepted in the United States of America (“US GAAP”).

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 28, 2003 gives effect to the Exchange Offer and the acquisition of Allgon by LGP Allgon as if they had occurred on December 30, 2002, the first day of the period. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 28, 2003 gives effect to the Exchange Offer as if it had occurred on December 28, 2003. Two pro forma transaction scenarios are presented: Minimum Equity Issuance and Maximum Equity Issuance. The Minimum Equity Issuance scenario is based upon the assumption that the cash consideration in the Exchange Offer is fully-subscribed and the minimum number of shares necessary to allow for compulsory acquisition proceedings under Swedish law (more than 90% of total shares outstanding) are purchased by Powerwave in the Exchange Offer and the remaining outstanding shares (less than 10%) are purchased with cash at the initial offer price of SEK 61.87 per share (or $8.195 assuming an exchange rate of SEK 7.55 to $1.00) pursuant to compulsory acquisition proceedings under Swedish law. The Maximum Equity Issuance scenario is based upon the assumption that 100% of the outstanding shares of LGP Allgon are tendered into the Exchange Offer and that all LGP Allgon shareholders elect to receive Powerwave common stock in the Exchange Offer.

Under the purchase method of accounting, the estimated purchase price, calculated as described in Note 3 to these Unaudited Pro Forma Condensed Combined Financial Statements, will be allocated to LGP Allgon’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the closing date of the transaction, with any excess being ascribed to goodwill. As a part of this process, any goodwill and identified intangible assets related to LGP Allgon’s acquisition of Allgon will be eliminated and revalued as part of the current transaction. A final determination of these fair values, which can not be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of LGP Allgon that exist as of the closing date. As the Unaudited Pro Forma Condensed Combined Financial Statements have been prepared based on preliminary estimates of fair value, amounts allocated to intangible assets with definite lives may change significantly, which could result in a material change in the amount of amortization of intangible assets. Additionally, the Unaudited Pro Forma Condensed Combined Financial Statements do not give effect to any synergies or cost savings which may be realized as a result of the merger, and the impact of ongoing integration activities could cause material differences from the information presented. Therefore, the actual amounts recorded as of the completion of the transaction and thereafter may differ materially from the information presented herein.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for informational purposes only and does not purport to present the combined financial position or results of operations of Powerwave, LGP Allgon and Allgon had the Exchange Offer and the Allgon acquisition occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be expected in the future.

POWERWAVE TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 28, 2003

(in thousands, except per share amounts)

	Powerwave	LGP Allgon Combined (Note 1)	Maximum Equity		Minimum Equity		Pro Forma Notes
			Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Net sales	$239,069	$286,454	$—	$525,523	$—	$525,523
Cost of sales	222,854	230,829	1,500	455,183	1,500	455,183	i

Gross profit	16,215	55,625	(1,500)	70,340	(1,500)	70,340
Operating expenses:
Sales and marketing	11,557	23,990	325	35,872	325	35,872	i
Research and development	38,928	27,590	(4,850)	61,668	(4,850)	61,668	i
General and administrative	13,946	11,642	—	25,588	—	25,588
Restructuring and impairment charges	7,608	14,525	—	22,133	—	22,133

Total operating expenses	72,039	77,747	(4,525)	145,261	(4,525)	145,261

Operating loss	(55,824)	(22,122)	3,025	(74,921)	3,025	(74,921)
Other income (expense), net	2,394	(2,079)	(150)	165	(2,221)	(1,906)	j

Loss before income taxes	(53,430)	(24,201)	2,875	(74,756)	804	(76,827)
Income tax provision (benefit)	(20,571)	(1,872)	790	(21,653)	(4)	(22,447)	k

Loss before minority interest	(32,859)	(22,329)	2,085	(53,103)	808	(54,380)
Minority interest	—	(445)	—	(445)	—	(445)

Net loss	$(32,859)	$(22,774)	$2,085	$(53,548)	$808	$(54,825)

Basic loss per share	$(0.51)			$(0.45)		$(0.53)
Diluted loss per share	$(0.51)			$(0.45)		$(0.53)

Basic weighted average common shares	64,667			119,258		102,479
Diluted weighted average common shares	64,667			119,258		102,479

See accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

LGP ALLGON HOLDING AB

UNAUDITED PRO FORMA CONDENSED COMBINED US GAAP STATEMENT OF OPERATIONS

Year Ended December 28, 2003

	LGP	Allgon	US GAAP Adjustments	US GAAP Notes	LGP Allgon Combined	LGP Allgon Combined (Note 1)
	(SEK Millions)					(USD thousands)

Net sales	2,112.8	228.2	(25.7)	h	2,315.3	286,454
Cost of sales	1,671.4	174.4	19.9	a,h	1,865.7	230,829

Gross profit	441.4	53.8	(45.6)		449.6	55,625
Operating expenses:
Sales and marketing	165.6	24.1	4.2	a,h	193.9	23,990
Research and development	169.5	27.7	25.8	a,b	223.0	27,590
General and administrative	83.8	14.2	(3.9)	a,c,d,e,h	94.1	11,642
Restructuring and impairment charges	136.8	(4.3)	(15.1)	a,h	117.4	14,525

Total operating expenses	555.7	61.7	11.0		628.4	77,747

Operating loss	(114.3)	(7.9)	(56.6)		(178.8)	(22,122)
Other income (expense), net	(14.1)	(3.5)	0.8	f,h	(16.8)	(2,079)

Loss before income taxes	(128.4)	(11.4)	(55.8)		(195.6)	(24,201)
Income tax provision (benefit)	(12.9)	(2.0)	(0.2)	a,g,h	(15.1)	(1,872)

Loss from continuing operations before minority interest	(115.5)	(9.4)	(55.6)		(180.5)	(22,329)
Minority interest	(2.4)	(1.2)	—		(3.6)	(445)

Loss from continuing operations	(117.9)	(10.6)	(55.6)		(184.1)	(22,774)

See accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

POWERWAVE TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 28, 2003

(in thousands)

	Powerwave	LGP Allgon Combined (Note 1)	Maximum Equity		Minimum Equity		Proforma Notes
			Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Current Assets:
Cash and cash equivalents	$260,528	$15,225	$(10,106)	$265,647	$(175,775)	$99,978	l
Accounts receivable	56,278	68,462	—	124,740	—	124,740
Inventories, net	15,187	36,854	2,020	54,061	2,020	54,061	m
Prepaid expenses and other current assets	6,413	17,833	—	24,246	—	24,246
Deferred tax assets	6,940	—	—	6,940	—	6,940

Total current assets	345,346	138,374	(8,086)	475,634	(173,755)	309,965
Property, plant and equipment, net	67,975	98,773	—	166,748	—	166,748
Goodwill	3,439	32,216	186,172	221,827	186,172	221,827	n
Identifiable intangibles	—	32,575	30,525	63,100	30,525	63,100	n
Deferred tax assets	35,990	18,206	(21,881)	32,315	(21,881)	32,315	k
Other non-current assets	13,507	4,265	(3,067)	14,705	(3,067)	14,705	l

TOTAL ASSETS	$466,257	$324,409	$183,663	$974,329	$17,994	$808,660

Current Liabilities:
Accounts payable	$48,942	$40,912	$—	$89,854	$—	$89,854
Accrued expenses and other liabilities	16,159	21,864	(1,173)	36,850	(1,173)	36,850	l
Short-term notes payable and current portion for long-term debt	—	9,082	—	9,082	—	9,082

Total current liabilities	65,101	71,858	(1,173)	135,786	(1,173)	135,786
Long-term debt, net of current portion	130,000	20,925	—	150,925	—	150,925
Other non-current liabilities	119	30,974	—	31,093	—	31,093

Total Liabilities	195,220	123,757	(1,173)	317,804	(1,173)	317,804

Total Shareholders’ Equity	271,037	200,652	184,836	656,525	19,167	490,856	o

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$466,257	$324,409	$183,663	$974,329	$17,994	$808,660

See accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

LGP ALLGON HOLDING AB

UNAUDITED PRO FORMA CONDENSED US GAAP COMBINED BALANCE SHEET

As of December 28, 2003

	Swedish GAAP LGP Allgon	US GAAP Adjustments	US GAAP Notes	LGP Allgon Combined	LGP Allgon Combined (Note 1)
	(SEK Millions)				(USD Thousands)
Current Assets:
Cash and cash equivalents	110.3	—		110.3	15,225
Accounts receivable	496.0	—		496.0	68,462
Inventories, net	267.0	—		267.0	36,854
Prepaid expenses and other current assets	127.0	2.2	e,f	129.2	17,833
Deferred tax assets	—	—		—	—

Total current assets	1,000.3	2.2		1,002.5	138,374
Property, plant and equipment, net	714.2	1.4	c,d	715.6	98,773
Goodwill	337.5	(104.1)	a	233.4	32,216
Identifiable intangible assets	—	236.0	a	236.0	32,575
Deferred tax assets	131.6	0.3	g	131.9	18,206
Other non-current assets	35.6	(4.7)	b	30.9	4,265

TOTAL ASSETS	2,219.2	131.1		2,350.3	324,409

Current Liabilities:
Accounts payable	296.4	—		296.4	40,912
Accrued expenses and other liabilities	158.4	—		158.4	21,864
Short-term notes payable and current portion for long-term debt	65.8	—		65.8	9,082

Total current liabilities	520.6	—		520.6	71,858
Long-term debt, net of current portion	151.6	—		151.6	20,925
Other non-current liabilities	224.4	—		224.4	30,974

Total Liabilities	896.6	—		896.6	123,757

Total Shareholders’ Equity	1,322.6	131.1	a-g	1,453.7	200,652

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,219.2	131.1		2,350.3	324,409

See accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1.    Basis of Presentation

The Unaudited Pro Forma Condensed Combined Financial Statements reflect the proposed combination between Powerwave and LGP Allgon accounted for as a purchase business combination as defined by Statement of Financial Accounting Standards No. 141, Business Combinations.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 28, 2003 gives effect to the Exchange Offer between Powerwave and LGP Allgon and the acquisition of Allgon by LGP Allgon (which was consummated on March 31, 2003) as if they had occurred on December 30, 2002, the first day of the period. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 28, 2003 gives effect to the combination of Powerwave and LGP Allgon as if it had occurred on December 28, 2003. Please note that the fiscal period end dates are those of Powerwave, which have been combined with the calendar period end dates utilized by LGP Allgon. Two pro forma transaction scenarios are presented: Minimum Equity Issuance and Maximum Equity Issuance. The Minimum Equity Issuance scenario is based upon the assumption that the cash consideration in the Exchange Offer is fully-subscribed, the minimum number of shares necessary to allow for compulsory acquisition proceedings under Swedish law (more than 90% of total shares outstanding) are purchased by Powerwave in the Exchange Offer and the remaining outstanding shares (less than 10%) are purchased with cash at the initial offer price of SEK 61.87 per share (or $8.195 assuming an exchange rate of SEK 7.55 to $1.00) pursuant to compulsory acquisition proceedings under Swedish law. The Maximum Equity Issuance scenario is based upon the assumption that 100% of the outstanding shares of LGP Allgon are tendered into the Exchange Offer and that all LGP Allgon shareholders elect to receive Powerwave common stock in the Exchange Offer.

The historical information of LGP Allgon and Allgon was prepared in the respective companies’ reporting currency, the Swedish kronor (“SEK”). The presentation of certain items have been reclassified to conform to presentation under accounting principles generally accepted in the United States (“US GAAP”). The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 28, 2003 has been translated using the average rate for the year of 8.08262 SEK to $1.00 and the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 28, 2003 has been translated using the period end exchange rate of SEK 7.24490 to $1.00.

Note 2.    Adjustments to Reconcile to US GAAP

The accounting principles applied in preparing LGP Allgon and Allgon’s financial statements comply with accounting principles generally accepted in Sweden (“Swedish GAAP”) which differs in certain respects from US GAAP.

The following adjustments reconcile LGP Allgon and Allgon’s historical financial statements to US GAAP for purposes of the pro forma presentation:

(a)    Goodwill and Other Intangible Assets

Per Swedish GAAP that became effective in 2002, when a company makes an acquisition by issuing its own shares as consideration, the purchase price of the acquisition is calculated based upon the fair value of the underlying shares on closing date of the acquisition. US GAAP requires that the purchase price be calculated based on the fair value of the underlying shares for a reasonable period before and after the date the terms of the transaction are agreed to and publicly announced. Prior to 2002, consideration under Swedish GAAP was determined based on the average market price of the shares during the ten trading days immediately preceding the announcement. These differences resulted in additional purchase price under US GAAP. In May 2003, LGP Allgon sold a previously acquired entity for which the net purchase price under US GAAP was higher than under

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Swedish GAAP. This resulted in a US GAAP adjustment of SEK 15.0 million to increase the loss on sale due to the higher US GAAP basis in the net assets sold. A US GAAP adjustment of SEK 3.2 million has also been recorded to adjust the purchase price of another acquisition by LGP Allgon as the result of the reversal during the year of certain contingent liabilities assumed and recorded as part of such acquisition. Additionally, LGP Allgon recorded the entire excess purchase price associated with certain acquisitions to goodwill. In accordance with US GAAP, the excess purchase price must be allocated to separately identifiable intangible assets apart from goodwill. Accordingly, certain reclassifications between goodwill and intangible assets have been recorded. US GAAP also requires that finite lived intangible assets be amortized over their estimated useful life, with such amortization expense recorded to individual financial statement line items based on the nature of the underlying asset.

In addition, per Swedish GAAP, goodwill is amortized over its estimated useful life with such amortization allocated between income statement line items. US GAAP requires the use of a non-amortization approach to account for goodwill and indefinite-lived intangible assets. Accordingly, goodwill and indefinite-lived intangible assets have not been amortized, but instead are reviewed for impairment.

The income statement adjustments related to the above differences are summarized as follows:

	Year Ended December 28, 2003
SEK millions	Purchase Accounting Adjustments	Reversal of Goodwill Amortization	Amortization of Identifiable Intangible Assets	Net
Cost of sales	—	(4.6)	45.1	40.5
Sales and marketing	—	(6.9)	14.1	7.2
Research and development	—	(11.5)	39.2	27.7
General and administrative	—	(0.7)	—	(0.7)
Restructuring and impairment charges	19.5	—	—	19.5
Income tax provision	(1.3)	—	—	(1.3)

	18.2	(23.7)	98.4	92.9

The balance sheet adjustments related to these differences are summarized as follows:

SEK millions	Goodwill	Identifiable Intangibles
Differences in value of consideration paid for companies acquired	595.3	—
Addback amortization of Swedish GAAP goodwill	82.1	—
Reclass acquired identifiable intangible assets	(396.0)	396.0
Cumulative amortization of US GAAP goodwill (thru December 31, 2001) and identifiable intangible assets	(275.5)	(160.0)
Reclass and write-off of in-process research and development	(91.8)	—
US GAAP reversal of contingent liabilities	(3.2)	—
Additional US GAAP loss on sale	(15.0)	—

	(104.1)	236.0

(b)    Development Costs

In 2002, LGP Allgon and Allgon adopted a new Swedish accounting standard RR 15, Intangible Assets. In accordance with the new standard, expenditures for the development of new and existing products should be capitalized if such expenditures, with a high degree of certainty, will result in future financial benefits for the

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

company. Any such development costs should be amortized over the useful lives of the assets. Under US GAAP, all expenditures for the development of new and existing products should be expensed as incurred. The fiscal 2003 pro forma income statement adjustment to research and development expenses related to development costs was SEK (1.9) million. The cumulative net pro forma balance sheet adjustment to other non-current assets related to development costs at December 28, 2003 was SEK (4.7) million.

(c)    Internal Use Software

Prior to January 1, 2002, Swedish GAAP permitted companies to expense costs associated with the purchase and development of software used for internal purposes. For US GAAP, Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, requires that when certain criteria are met, development phase costs be capitalized and amortized over the useful life of the software developed. The fiscal 2003 pro forma income statement adjustment to general and administrative expenses related to the amortization of internal use software costs that would have been capitalized under US GAAP prior to January 1, 2002 was SEK 0.2 million. There was no cumulative net pro forma balance sheet adjustment to property, plant and equipment related to internal use software costs at December 28, 2003 since such assets were recorded at fair value as part of the purchase accounting for the Allgon acquisition. No additional adjustments were required for costs incurred subsequent to January 1, 2002, since Swedish GAAP did not differ significantly from US GAAP.

(d)    Capitalized Interest Costs

In accordance with Swedish GAAP, interest expense incurred in connection with the financing of the construction of tangible fixed assets is not capitalized. Under US GAAP, interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest is amortized over the estimated useful life of the asset as part of the depreciation charge. The fiscal 2003 pro forma income statement adjustment to general and administrative expenses related to the amortization of capitalized interest costs was SEK 0.2 million. The cumulative net pro forma balance sheet adjustment to property, plant and equipment related to capitalized interest costs at December 28, 2003 was SEK 1.4 million.

(e)    Pension Refund

Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for both Swedish GAAP and US GAAP. In 1998, the plan administrator, a Swedish insurance company named SPP (now named Alecta), announced a significant surplus in the plan and that the surplus would be refunded to plan participants. In 2000, refund terms were announced, which included an initial cash payment based on a formula with the remainder refunded either in cash, applied as a reduction against future premiums or made available to be sold to another company. Until the surplus is refunded to the participating companies, it remains the legal property of the pension plan. In 2000, under Swedish GAAP, the remaining refundable amount not initially received in cash was recorded as income and a receivable at its net present value. For US GAAP, such remaining refundable amount is recognized when realized in the form of either cash received, in the form of a reduction in current required pension contributions, or when sold to another company. The fiscal 2003 pro forma income statement adjustment to general and administrative expenses related to the pension refund was SEK (1.4) million. The cumulative net pro forma balance sheet adjustment to prepaid expenses and other current assets related to the pension refund at December 28, 2003 was SEK 1.2 million.

(f)    Derivative Instruments and Hedging Activities

LGP Allgon and Allgon apply hedge accounting in accordance with Swedish GAAP. Under Swedish GAAP, all foreign exchange forward contracts that are entered into in order to reduce foreign exchange exposure

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

related to forecasted commercial cash flows qualify for hedge accounting treatment such that any gains (losses) are recorded in income (expense) at the time of settlement of the forward contract. Under US GAAP, foreign exchange forward contracts qualify for hedge accounting treatment only if they meet certain rigorous documentation criteria. LGP Allgon and Allgon have not met such criteria and therefore all outstanding foreign exchange forward contracts are recognized at fair value in the US GAAP balance sheets and all changes in fair value are recognized in earnings. The fiscal 2003 pro forma income statement adjustment to other income (expense) related to the derivatives and hedging activities was SEK 0.4 million. The cumulative net pro forma balance sheet adjustment to prepaid expenses and other current assets related to the pension refund at December 28, 2003 was SEK 1.0 million.

(g)    Income Taxes

The total fiscal 2003 pro forma income statement adjustment to provision (benefit) for income taxes related to the adjustments identified above was SEK (0.4) million. The cumulative net pro forma balance sheet adjustment to deferred taxes related to these adjustments at December 28, 2003 was SEK 0.3 million.

(h)    Discontinued Operations

During 2003, LGP Allgon sold two of its subsidiaries. For US GAAP purposes, the operating loss recorded for such subsidiaries during the year, as well as the loss recognized on the sale of such subsidiaries, should be classified in the Statement of Operations as “Loss from discontinued operations” and shown net of related tax effects. The adjustment to reclass the impact of the sale of these subsidiaries to discontinued operations is as follows:

SEK millions
Net sales	(25.7)
Cost of sales	(20.6)

Gross profit	(5.1)
Operating expenses:
Sales and marketing	(3.0)
Research and development	—
General and administrative	(2.2)
Restructuring and impairment charges	(34.6)

Total operating expenses	(39.8)

Operating loss	34.7
Other income (expense), net	0.4

Loss before income taxes	35.1
Income tax provision (benefit)	0.2

Loss from continuing operations before minority interest	34.9
Minority interest	—

Net loss from continuing operations	34.9
Loss from discontinued operations	(34.9)

Net loss	—

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 3.    Purchase Accounting

The total estimated purchase price of LGP Allgon is based on an exchange rate of 1.1 Powerwave common shares, valued at an average price of $7.30 per share based on the average closing price for three days before and after announcement of the transaction, for each outstanding share of LGP Allgon. As of the announcement date of December 1, 2003, LGP Allgon had approximately 49,628,000 common shares outstanding. The estimated purchase price is as follows (in thousands):

Value of securities issued	$398,513
Estimated transaction costs and expenses	12,000

Total estimated purchase price	$410,513

Under the purchase method of accounting, the estimated purchase price will be allocated to LGP Allgon’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the closing date of the transaction, with any excess being ascribed to goodwill. Management is primarily responsible for determining the fair values of these assets. Management has estimated the fair values of the acquired assets reflected in the Unaudited Pro Forma Condensed Combined Financial Information based on a number of factors, including preliminary valuations and prior transactions. A final determination of these fair values, which can not be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of LGP Allgon that exist on the closing date, and could differ materially from the amounts estimated below (in thousands):

Working capital	$68,537
Property, plant and equipment	98,773
Other long-term assets	22,471
Identifiable intangible assets, excluding in process research and development	63,100
Goodwill	218,387
In-process research and development	13,025
Deferred tax liability	(21,881)
Long-term debt	(20,925)
Other long-term liabilities	(30,974)

Total	$410,513

Identified intangible assets are expected to include in-process research and development, developed technology, customer relationships, and customer backlog. Due to the nature of the non-recurring charges and the rules governing pro forma financial information, the charge for purchased in-process research and development has been reflected as a reduction of shareholders’ equity and is excluded from the Unaudited Pro Forma Condensed Combined Statement of Operations. Other identified intangible assets will be amortized over their estimated useful lives expected to range from 6 months to 10 years.

Note 4.  Unaudited Pro Forma Combined Adjustments

The following additional adjustments are required to properly reflect the pro forma combination of Powerwave, LGP Allgon and Allgon:

(i) Represents an adjustment to eliminate historical amortization of intangible assets and the in-process research and development charge recorded by LGP Allgon discussed in Note 2 above, and amortize identifiable

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

intangible assets with finite useful lives from the current transaction, discussed in Note 3 above, over periods ranging from 6 months to 10 years. Amortization expense is recorded to individual financial statement line items based on the nature of the underlying asset. Goodwill and intangible assets related to the LGP Allgon acquisition have been accounted for in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which provides for the non-amortization of goodwill and other indefinite lived intangible assets. Accordingly, the unaudited pro forma combined adjustments do not include amortization of goodwill and indefinite lived intangible assets.

The adjustments related to the above differences are summarized as follows (in thousands):

	Year Ended December 28, 2003
	Amortization of Identifiable Intangible Assets	Reversal of IPR&D Write-off	Net
Cost of sales	$1,500	$—	$1,500
Sales and marketing	325	—	325
Research and development	—	(4,850)	(4,850)

Total	$1,825	$(4,850)	$(3,025)

(j) Reflects the decrease in interest income resulting from the use of cash to consummate the LGP Allgon acquisition. A 1.25% interest rate was used to determine the reduction in interest income. This rate approximates the average rate of return on cash and investments of Powerwave. Under the Minimum Equity issuance scenario, a change in the interest rate of 0.125% would result in a change in interest income of approximately $222,000 for the year ended December 28, 2003.

(k) Represents an adjustment for the tax effect on LGP Allgon’s historical financial results and related unaudited pro forma adjustments at the effective incremental U.S. tax rate of 38.3% for Powerwave related adjustments and the Swedish tax rate of 28% for LGP Allgon related adjustments.

(l) Under the Minimum Equity issuance scenario, as defined in Note 1, cash outflows include estimated transaction costs of $12.0 million (net of $1.9 million already paid and including $1.2 million previously accrued), potential cash consideration in the Exchange Offer of $125.0 million, and estimated cash payments of $40.7 million pursuant to compulsory acquisition proceedings under Swedish law. Under the Maximum Equity issuance scenario, cash outflows include only net transaction costs.

(m) Represents an adjustment to increase inventory acquired to its estimated fair value.

(n) Represents the elimination of “LGP Allgon Combined” goodwill, and the addition of goodwill and identified intangible assets resulting from the purchase price allocation for the current transaction described in Note 3.

(o) Reflects the Maximum Equity issuance scenario with the elimination of LGP Allgon’s historical equity balances of approximately $(200.7) million, the issuance of Powerwave shares to consummate the combination of $398.5 million, and the impact of the write-off of in-process research and development expenses of $(13.0) million. The Minimum Equity issuance scenario reflects the elimination of LGP Allgon’s historical equity balances of approximately $(200.7) million, the issuance of Powerwave shares to consummate the combination of $232.9 million, and the impact of the write-off of in-process research and development expenses of $(13.0) million.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 5.    Unaudited Pro Forma Shares for Earnings Per Share

The following table shows the calculation of shares used in computing the pro forma earnings per share in the unaudited pro forma condensed combined statements of operations for the year ended December 28, 2003 (in thousands):

	Year Ended December 28, 2003
	Maximum Equity	Minimum Equity
Powerwave historical weighted average shares used in computing basic net income (loss) per share	64,667	64,667
Shares of Powerwave common stock to be issued in exchange for shares of LGP Allgon	54,591	37,812

Pro forma weighted average shares used in computing basic net income (loss) per share	119,258	102,479

No weighted average diluted shares, which would consist of stock options and conversion of convertible debt, were used in the calculation of pro forma earnings per share as the impact would have been antidilutive.

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and

Shareholders of LGP Allgon Holding AB

We have audited the accompanying consolidated balance sheets of LGP Allgon Holding AB and subsidiaries (the “Company”), formerly LGP Telecom Holding AB, as of December 31, 2002 and 2003, and the related consolidated statements of operations, recognized gains and losses, and cash flow for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit (loss) for each of the three years in the period ended December 31, 2003 and the determination of shareholders’ equity and financial position at December 31, 2002 and 2003 to the extent summarized in Note 28.

/s/ DELOITTE	& TOUCHE AB

Malmö,	Sweden
February	19, 2004

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

CONSOLIDATED STATEMENTS OF OPERATIONS

Amounts in millions of Swedish kronor (SEK), except share and per share amounts

			Years Ended December 31,
		Note	2001	2002	2003
Net sales		4	1,134.7	1,378.6	2,112.8
Cost of goods sold			(922.2)	(1,116.1)	(1,671.4)

Gross profit			212.5	262.5	441.4
Selling expenses			(91.2)	(95.3)	(165.6)
Administrative expenses			(62.9)	(61.7)	(83.8)
Research and development expenses			(87.2)	(77.2)	(169.5)
Items affecting comparability		5	—	—	(136.8)
Other operating income		6	1.6	0.8	2.4

Operating income (loss)		7,8,9,10	(27.2)	29.1	(111.9)
Interest income and similar items		11	2.9	6.5	32.0
Interest expense and similar items		11	(23.2)	(19.6)	(48.5)

Total financial items			(20.3)	(13.1)	(16.5)
Profit (loss) after financial items			(47.5)	16.0	(128.4)
Income taxes		12	11.2	(11.6)	12.9
Minority interest			—	—	(2.4)

Net profit (loss)			(36.3)	4.4	(117.9)

Net profit (loss) per share (SEK)	Basic and diluted		(1.31)	0.15	(2.58)
Weighted-average number of shares outstanding (thousands)	Basic and diluted		27,791	30,250	45,668

CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES

	Years Ended December 31,
	2001	2002	2003
Currency translation adjustments	6.2	(6.9)	(21.6)

Net gains (losses) not recognized in the statement of operations	6.2	(6.9)	(21.6)
Net profit (loss)	(36.3)	4.4	(117.9)

Total recognized losses	(30.1)	(2.5)	(139.5)

The accompanying notes are an integral part of these consolidated financial statements.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

CONSOLIDATED BALANCE SHEETS

Amounts in millions of Swedish kronor (SEK)

		December 31,
	Note	2002	2003
ASSETS

FIXED ASSETS
Intangible fixed assets	13
Development costs		7.2	35.3
Goodwill		335.3	337.5

Total intangible fixed assets		342.5	372.8

Tangible fixed assets	14
Buildings and land		250.1	428.1
Plant and machinery		263.1	213.2
Equipment, tools, fixtures and fittings		32.1	59.5
Construction in progress and advance payments for tangible fixed assets		34.7	13.4

Total tangible fixed assets		580.0	714.2

Financial assets
Investments in shares		0.8	—
Deferred tax assets	18	—	131.6
Long-term receivables		1.3	0.3

Total financial assets		2.1	131.9

Total fixed assets		924.6	1,218.9

CURRENT ASSETS
Inventories
Raw materials and consumables		98.3	158.5
Work in progress		39.8	18.5
Finished goods		64.3	90.0

Total inventories		202.4	267.0

Receivables and other current assets
Accounts receivable		285.1	496.0
Other receivables		43.6	92.8
Prepaid expenses and accrued income		6.3	34.2

Total receivables and other current assets		335.0	623.0

Cash and bank balances	16	45.8	110.3

Total current assets		583.2	1,000.3

TOTAL ASSETS		1,507.8	2,219.2

The accompanying notes are an integral part of these consolidated financial statements.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

CONSOLIDATED BALANCE SHEETS

Amounts in millions of Swedish kronor (SEK)

		December 31,
	Note	2002	2003
SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY	17
Restricted equity
Share capital		30.2	49.6
Restricted reserves		851.1	1,191.7

Total restricted equity		881.3	1,241.3

Unrestricted equity
Unrestricted reserves		161.4	199.2
Net profit (loss) for the year		4.4	(117.9)

Total unrestricted equity		165.8	81.3

Total shareholders’ equity		1,047.1	1,322.6

Minority interest		—	4.5

Provisions
Deferred tax liabilities	18	29.9	46.8
Other provisions	19	17.1	171.5

Total provisions		47.0	218.3

Long-term liabilities
Liabilities to credit institutions	20	101.3	151.6
Other long-term liabilities		—	1.6

Total long-term liabilities		101.3	153.2

Current liabilities
Liabilities to credit institutions	20	69.7	65.8
Accounts payable		149.8	296.4
Tax liabilities		13.8	2.4
Other liabilities		11.8	36.1
Accrued expenses	21	67.3	119.9

Total current liabilities		312.4	520.6

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,507.8	2,219.2

Pledged assets	22	962.3	1,171.4
Contingent liabilities	22	0.1	6.1

The accompanying notes are an integral part of these consolidated financial statements.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

CONSOLIDATED STATEMENTS OF CASH FLOW

Amounts in millions of Swedish kronor (SEK)

		Years Ended December 31,
	Note	2001	2002	2003
Operating activities
Operating income (loss)		(27.2)	29.1	(111.9)
Adjustment for items not included in cash flow:
Depreciation and amortization		106.7	113.4	158.3
Impairments of tangible fixed assets		—	—	83.9
Change in provisions		3.6	5.5	(6.9)
Loss (gain) on sales of tangible fixed assets and subsidiaries		(2.2)	(0.3)	0.4
Unrealized exchange rate gains		(0.9)	(1.4)	(5.5)
Forgiveness of third party loan		—	(3.3)	—
Other items not included in cash flow		7.3	(6.5)	(4.3)
Financial income		2.9	6.0	32.0
Financial expense		(22.9)	(19.8)	(47.0)
Current taxes		(9.8)	6.5	(14.9)

Cash flow from operating activities before changes in working capital		57.5	129.2	84.1

Changes in working capital
Inventories		(1.2)	25.8	143.6
Accounts receivable		83.5	(113.9)	(39.4)
Noninterest-bearing liabilities		(113.6)	95.3	8.5

Changes in working capital		(31.3)	7.2	112.7

Cash flow from operating activities		26.2	136.4	196.8

Investing activities
Capitalized development costs		—	(8.0)	(14.4)
Sale (purchase) of financial assets		(0.3)	—	3.1
Purchase of tangible fixed assets		(198.5)	(34.3)	(44.3)
Proceeds from sale of subsidiaries and tangible fixed assets		5.8	0.9	37.8
Transaction costs paid to acquire Allgon AB		—	—	(8.4)
Purchases of shares of Allgon AB		—	—	(21.8)

Cash flow from investing activities		(193.0)	(41.4)	(48.0)

Cash flow after operating and investing activities		(166.8)	95.0	148.8

Financing activities
Borrowings from credit institutions		124.6	—	—
Repayments to credit institutions		(11.3)	(99.5)	(150.6)
Repayment of line of credit facility		(99.5)	—	—
New share issue		187.2	—	—
Premiums received for options		1.4	—	—
Dividends paid		(37.5)	—	—

Cash flow from financing activities		164.9	(99.5)	(150.6)

Cash flow for the year		(1.9)	(4.5)	(1.8)

Liquid funds at beginning of year		54.8	54.1	45.8
Currency translation difference in liquid funds		1.2	(3.8)	(4.8)
Acquired liquid funds		—	—	71.1
Change in liquid funds		(1.9)	(4.5)	(1.8)

Liquid funds at year-end	16	54.1	45.8	110.3

The accompanying notes are an integral part of these consolidated financial statements.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in millions of Swedish kronor (SEK) unless otherwise stated.

Parenthetical amounts relate to 2002.

Note 1.    Business

LGP Allgon Holding AB (“LGP Allgon” or the “Group”), formerly LGP Telecom Holding AB, is a corporation domiciled in Sweden with its headquarters in Täby, Sweden. LGP Allgon develops, manufactures and markets telecommunications products to improve radio coverage, capacity and data speed in mobile communications networks throughout the world. The product range comprises antenna systems, tower mounted amplifiers, repeaters, RF filters, combiners, and coverage solutions for wireless network base stations. LGP Allgon is also a contract manufacturer of advanced industrial components for the automotive, food and other industries. The Group acquired Allgon AB (“Allgon”) in a tender offer in March 2003 and subsequently changed its legal name in October 2003 from LGP Telecom Holding AB to LGP Allgon Holding AB. At December 31, 2003, LGP Allgon had approximately 1,550 employees in 13 countries. LGP Allgon is listed on the Stockholm Stock Exchange.

Note	2. Accounting principles

General accounting principles

LGP Allgon applies accounting and valuation principles that follow the Swedish Annual Accounts Act and the recommendations and statements of the Swedish Financial Accounting Standards Council. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date and the reported amounts of revenues and expenses recognized during the year. The actual future outcome could differ from those estimates. Examples of significant estimates include the useful lives of tangible and intangible fixed assets, the recoverability of deferred tax assets, provisions for bad debts and provisions for warranty costs.

Changes in accounting principles

Effective January 1, 2003, LGP Allgon adopted the following new recommendations issued by the Swedish Financial Accounting Standards Council:

•	RR 22 Presentation of financial statements

•	RR 25 Segment reporting

•	RR 26 Events after the balance sheet date

•	RR 27 Financial instruments: disclosure and presentation

•	RR 28 Accounting for government grants

The adoption of these new recommendations did not have a material effect on the results of operations or financial position of LGP Allgon.

Effective January 1, 2002, LGP Allgon adopted the following new recommendations of the Swedish Financial Accounting Standards Council: RR 1:00 Consolidated accounting, RR 16 Provisions, contingent liabilities and contingent assets, RR 17 Impairment of assets, RR 19 Discontinued operations, RR 21 Borrowing costs and RR 23 Related party disclosures. The implementation of these new accounting principles did not have a material effect on the results of operations or financial position of LGP Allgon.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective January 1, 2002, LGP Allgon applied recommendation RR 15 Intangible assets, published by the Swedish Financial Accounting Standards Council. Upon adoption of RR 15, expenses for the development of new products are capitalized as an intangible asset when LGP Allgon believes that such costs meet the criteria set forth in RR 15 to be recorded as an asset in the balance sheet. According to LGP Allgon’s previous accounting principles, all costs for the development of new products were expensed as incurred. At the beginning of 2002, LGP Allgon had internally generated intangible assets that had been expensed in prior periods. The RR 15 transition rules do not allow previously expensed internally generated intangible assets to be reported as assets and, consequently, the financial statements of prior periods have not been restated for this change in accounting principle.

Effective January 1, 2002, net exchange rate differences attributable to operations are reported on a net basis as other operating income/expense. Comparative data for 2001 has not been presented.

Effective January 1, 2004, LGP Allgon adopted RR 29 Employee Benefits, published by the Swedish Financial Accounting Standards Council. As a result of adopting RR 29, LGP Allgon’s accounting policy for defined benefit pension plans will change. The accounting policy regarding defined contribution pension plans will remain unchanged. In Sweden, a significant portion of the employees are covered by the ITP pension plan whose assets are held by a Swedish insurance company named Alecta. The ITP plan is a multiemployer defined benefit plan. The assets of the plan held by Alecta for the plan participants are commingled. According to the benchmark treatment (preferable method) in RR 29, a company should account for its proportionate share of the plan’s defined benefit obligation, plan assets and costs associated with the pension plan. However, Alecta has informed LGP Allgon that it is currently unable to provide sufficient information to all participating Swedish companies regarding the commingled ITP plan assets, which is necessary in order to apply defined benefit plan accounting. Consequently, LGP Allgon cannot presently estimate the potential future impact on its financial statements of applying defined benefit plan accounting to the ITP pension plan. Alecta is in the process of trying to determine the plan commitments and assets for each Swedish company that participates in the ITP pension plan and may be able to do so by the end of 2004. The Urgent Issues Group of the Swedish Financial Accounting Standards Council issued URA 42 which allows all Swedish companies participating in the ITP pension plan to continue to apply defined contribution plan accounting until the required information becomes available. As a result, premiums paid to Alecta will continue to be expensed as incurred.

Principles of consolidation

The consolidated financial statements have been prepared in accordance with recommendations published by the Swedish Financial Accounting Standards Council. Allgon, which was acquired in March 2003, has been consolidated since March 31, 2003.

The consolidated financial statements have been prepared in accordance with the purchase method of accounting, with the exception of the 1997 merger with MG Instrument AB (“MG Instrument”) and Bertmann GmbH (“Bertmann”), which was accounted for in accordance with the pooling of interests method. Under the purchase method of accounting, assets and liabilities are reported at fair value according to an acquisition analysis prepared at the time of the acquisition. If the purchase price exceeds the market value of the company’s net assets, the difference is recorded as goodwill. Under the pooling of interests method, assets and liabilities are reported at the carrying values recorded in each respective company’s balance sheet, without any adjustment other than adjustments prompted by the coordination of accounting principles applied. As a result, no positive or negative goodwill arises.

Intra-group profit is eliminated in full without taking minority interest into consideration.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the consolidated statement of operations, minority interest is reported in net income (loss) for the year. Minority interest in the equity of subsidiaries is reported as a separate line item in the consolidated balance sheet.

Revenue recognition

Sales of goods are reported as revenue at the time of shipment and passage of title. All sales are reported net of rebates, discounts and returns, and exclude value-added tax. Fixed percentage discounts provided in the event specified cumulative sales volumes are met, are recorded as a reduction of revenue for each of the underlying revenue transactions that result in progress toward earning the discount, when it is probable that the specified sales volume will be achieved. Shipping costs billed to customers are included in revenue. Estimated production warranty costs are charged to operating expenses when the product is sold.

Leasing

Leasing is reported in accordance with recommendation RR 6:99 of the Swedish Financial Accounting Standards Council, which requires financial leasing contracts to be reported in the balance sheet as a fixed asset and a short-term and long-term liability. In the statement of operations, the leasing cost is split into depreciation expense and interest expense. Costs associated with operational leasing agreements are reported in the statement of operations as operating expenses.

Pensions

Most of LGP Allgon’s pension commitments are secured by various pension plans. These plans vary as a result of different legislation and agreements for occupational pension systems in the countries in which LGP Allgon operates. Contributions to defined contribution type pension plans and the ITP multiemployer defined benefit plan are expensed as incurred.

Items affecting comparability

Significant expenses not expected to be of a recurring nature are classified as items affecting comparability and are reported separately. Items affecting comparability typically include restructuring costs, costs for disposal of a business, asset impairments and certain other non-recurring items.

Research and development

Research costs are expensed as incurred. Prior to 2002, product development costs were also expensed as incurred. Beginning in 2002, costs for the development of new products are capitalized only when, with a high degree of certainty, they are believed to provide future economic benefit. LGP Allgon’s application of RR 15 requires a careful assessment to be made of all development projects. In order for LGP Allgon to report costs incurred as an asset in the balance sheet, it is required that LGP Allgon be able to determine with a great deal of certainty that a customer order will be received for the specific product being developed. Costs that significantly improve the product’s functionality are capitalized. Amortization expense commences at the time a product is commercialized and is amortized over the expected period of the product’s use. Expenses for the maintenance of completed projects are expensed as incurred.

Taxes

Current taxes for the period are based on the results for the period, adjusted for non-deductible expenses and non-taxable income. Current taxes are computed based on the tax rate prevailing at year-end.

The balance sheet method is used for reporting deferred taxes (i.e. differences between reported amounts and amounts for tax purposes result in deferred tax assets or tax liabilities). Deferred tax liabilities are normally

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reported for all taxable, temporary differences, while deferred tax assets are reported to the extent it is probable that taxable income will be generated against which the tax deductible temporary difference can be utilized. Deferred tax assets are recorded if tax loss carryforwards and temporary differences between reported results and results for tax purposes are expected to be utilized.

Deferred tax liabilities are reported with respect to all taxable temporary differences attributable to investments in subsidiaries, except where the undistributed earnings of such subsidiaries are deemed to be permanently reinvested.

Deferred taxes are computed based on the tax rates that are expected to prevail in the period when the tax is realized. Deferred taxes are reported in the statement of operations, except in those cases when the underlying transaction is recorded directly to equity, in which case the deferred tax is also recorded directly to equity.

Deferred tax assets and deferred tax liabilities are reported net if the items refer to the same tax authority. LGP Allgon’s taxes include taxes on the reported profits of the Group’s companies and tax adjustments relating to earlier periods and changes in deferred taxes. Any tax credits that arise through dividends paid by subsidiaries reduce current taxes.

Intangible fixed assets

Goodwill is amortized based on its estimated economic life. Goodwill attributable to the acquisition of LGP Telecom AB (“LGP Telecom”), which was regarded as strategic as it represented a fundamental change in the Group’s business, is being amortized over twenty years. Goodwill attributable to the acquisition of Allgon is being amortized over a period of ten years. Development costs are amortized over their estimated period of use, which is typically one to three years.

Tangible fixed assets

Tangible fixed assets are recorded at cost, less accumulated depreciation. Interest on construction loans for construction in progress has not been capitalized. Depreciation is based on the original cost of the asset and its estimated economic life. The following depreciation percentages are applied:

- Buildings, 4%

- Plant and machinery, 10–20%

- Computers and computing systems, 20–33%

- Land improvements, 5%

- Equipment, tools, fixtures and fittings, 10–20%

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible fixed assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the greater of the estimated net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Raw materials and consumables, work in progress and finished goods are valued at the lower of cost or market according to the first-in first-out method. Cost of work in progress and finished goods inventories includes an allocation of indirect costs. Deductions for obsolescence are recorded as necessary.

Receivables

Receivables are recorded at the amounts expected to be collected.

Cash flows

The cash flow statement is prepared in accordance with the indirect method. The reported cash flow comprises only transactions which involve receipts or payments. For purposes of the cash flow statement, liquid funds represent cash and bank balances, as well as short-term investments which are subject to only insignificant risks for fluctuations in value, are traded on the open market at known amounts, and have a remaining maturity of less than three months from the date of purchase.

Provisions

Provisions are generally recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions for product warranty costs are recognized at the date of sale of the product based on estimated expenditures required to settle the liability. Restructuring provisions are recognized when a detailed formal plan has been established and the restructuring plan has been communicated to the affected parties.

Borrowing costs

Interest costs are expensed in the period during which they arise.

Foreign currencies

Receivables and liabilities in foreign currency are initially recorded at the rate of exchange prevailing on the date of the transaction. At the balance sheet date, receivables and liabilities in foreign currency have been valued at the closing day rate.

Where hedging has been effected through forward contracts, the spot rate at the time of the contract date is used to value the underlying receivable or liability. Forward premiums, i.e. the difference between the spot rate and the forward rate at the time of the contract, are distributed over the term of the contract and are reported as interest income or interest expense among financial income and expense.

The financial statements of foreign subsidiaries are translated using the current rate method. Under the current rate method, all assets, provisions and other liabilities are translated using the year-end rate of exchange, while all items in the statement of operations are translated using the year’s average rate of exchange. Any translation differences that arise are recorded directly to consolidated shareholders’ equity.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exchange rate gains and losses

Realized exchange rate differences including forward cover attributable to net sales and operating expenses are reported as other operating income and other operating expenses. Exchange rate differences, which have arisen on revaluation of loans and receivables in foreign currency and other financial allocations, are reported as financial income or expense.

Financial instruments

Hedge accounting is applied to foreign exchange forward contracts designated as hedging instruments in order to reduce the foreign exchange exposure to forecasted commercial cash flows. Gains and losses from changes in the fair value affect the statement of operations in the same period as the underlying transaction.

Interest-bearing bank loans are recorded at the amount of the proceeds received, plus accrued interest. The short-term portion, which falls due within the coming 12 months, is recognized as a short-term liability. Interest is recorded on the accrual basis and recognized as an expense in the period incurred.

Note 3.    Acquisition of Allgon

Effective March 31, 2003, the Group acquired Allgon in a tender offer. Allgon, which is based in Täby, Sweden, is a manufacturer of telecom base station antennas and repeaters. The Group issued a total of 19,377,900 shares to acquire Allgon. The excess of the purchase price over the assets acquired and liabilities assumed was 25.2 which were allocated to goodwill. The purchase price allocation for the acquisition of Allgon was as follows:

Intangible assets	30.6
Tangible fixed assets	329.4
Financial assets	91.6
Inventory	229.0
Accounts receivable	270.2
Cash and bank balances	71.1
Minority interest	(4.6)
Provisions	(174.3)
Long-term liabilities	(151.8)
Current liabilities	(262.8)

Net assets acquired	428.4
Goodwill	25.2

Total consideration	453.6

Details of consideration:
New share issue	415.0
Share purchases	30.2
Transaction costs	8.4

Total consideration	453.6

The acquisition of Allgon resulted in a net positive effect on cash of 40.9. The positive impact was a result of the new share issuance to the former owners of Allgon resulting in a non-cash settlement to acquire a significant portion of their shares. Total cash paid out in 2003 to acquire Allgon was 30.2, which was comprised of transaction costs (8.4) and share purchases (21.8). These cash payments netted against the acquired cash and

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bank balances of 71.1 resulted in the positive effect on cash from the acquisition of 40.9. In the cash flow statement, the acquired cash and bank balances of 71.1 has been reported as a separate line item within the changes of liquid funds. Of the 71.1 of cash and bank balances acquired, 34.4 was restricted for use.

The results of operations for Allgon are included in the consolidated statement of operations of LGP Allgon for the period from April 1, 2003 to December 31, 2003.

Note 4.    Segment information

For management purposes, the Group is currently organized into two business areas, telecom and contract manufacturing. These business areas are the basis on which the Group reports its primary segment information. Secondary segment information for net sales is presented on a geographical basis. Segment operating results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised of interest-bearing assets and interest income, interest-bearing loans, borrowings and interest expense, corporate assets and expenses, and taxes. Goodwill amortization has been allocated to the business segment based on specific identification.

In presenting information on a geographical basis, segment revenue is based on the geographic location of customers. Sales included in the European segment includes OEM sales to Ericsson, Nokia, Motorola and Siemens where the end customer can be outside of Europe.

Business segments

Net sales by business segment for the years ended December 31, 2002 and 2003 were as follows:

	2002	2003
Telecom	1,015.2	1,773.3
Contract manufacturing:
External sales	363.4	339.5
Intercompany sales	131.5	71.1

Total contract manufacturing	494.9	410.6
Eliminations	(131.5)	(71.1)

Total	1,378.6	2,112.8

Operating income (loss) by business segment for the years ended December 31, 2002 and 2003 was as follows:

	2002	2003
Telecom	66.8	25.5
Contract manufacturing	(8.9)	(60.9)

Total operating income (loss)	57.9	(35.4)
Reconciliation to net profit (loss):
Unallocated corporate expenses	(28.8)	(76.5)
Financial items, net	(13.1)	(16.5)
Minority interest	—	(2.4)
Taxes	(11.6)	12.9

Net profit (loss)	4.4	(117.9)

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization by business segment for the years ended December 31, 2002 and 2003 was as follows:

	2002	2003
Telecom	51.7	111.5
Contract manufacturing	61.7	46.8

Total	113.4	158.3

Assets and liabilities by business segment as of December 31, 2002 and 2003 were as follows:

Assets, group	2002	2003
Telecom	853.4	1,897.0
Contract manufacturing	608.4	367.8
Unallocated assets	346.3	231.8
Eliminations	(300.3)	(277.4)

Total assets	1,507.8	2,219.2

Liabilities, group
Telecom	356.4	868.0
Contract manufacturing	390.9	253.3
Unallocated liabilities	13.7	48.2
Eliminations	(300.3)	(277.4)

Total liabilities	460.7	892.1

Investments made in tangible and intangible fixed assets by business segment for the years ended December 31, 2002 and 2003 were as follows:

Capitalized development costs:	2002	2003
Telecom	8.0	14.4
Contract manufacturing	—	—

Total	8.0	14.4

Capital expenditures of tangible fixed assets:
Telecom	18.5	28.7
Contract manufacturing	25.2	15.6

Total	43.7	44.3

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographical segments

Net sales by geographic market for the years ended December 31, 2002 and 2003 were as follows:

	2002	2003
Sweden	344.9	305.7
Europe	720.2	1,140.9
North and South America	171.1	455.5
Asia	122.4	202.8
Other	20.0	7.9

Total	1,378.6	2,112.8

Note 5.    Items affecting comparability

Items affecting comparability for the years ended December 31, 2002 and 2003 were as follows:

	2002	2003
Restructuring costs	—	45.2
Impairment of tangible fixed assets	—	82.0
Other	—	9.6

Total	—	136.8

The 82.0 impairment of tangible fixed assets represents (1) a 48.0 write-down of real estate that, prior to the acquisition of Allgon in March 2003, had been designated as the future corporate headquarters of the Group, and (2) a 34.0 write-down of fixed assets in the Bertmann subsidiary prior to its sale in May 2003.

Note 6.    Other operating income

Other operating income (expense) for the years ended December 31, 2002 and 2003 was as follows:

	2002	2003
Forgiveness of third party loan	3.3	—
Other	(2.5)	2.4

Total	0.8	2.4

Note 7.    Salaries, other compensation and social benefits

	2002		2003
	Salaries and other compensation	Social benefits (of which pension costs)	Salaries and other compensation	Social benefits (of which pension costs)
Parent	9.5	5.4	6.4	4.2
		(2.0)		(1.8)
Subsidiaries	246.7	92.6	359.4	147.2
		(14.6)		(37.2)

Total	256.2	98.0	365.8	151.4

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Salaries and other compensation by country and among Board of Directors, Presidents and other employees:

	2002			2003
	Board of Directors and Presidents	Of Which Bonus	Other Employees	Board of Directors and Presidents	Of Which Bonus	Other Employees
Parent Company	4.0	—	5.5	3.7	0.3	2.7
Subsidiaries in Sweden	3.2	0.1	198.7	1.3	—	290.2
Foreign subsidiaries:
Australia	0.6	—	0.2	0.6	—	0.3
Brazil	0.7	0.0	0.3	—	—	1.5
Denmark	1.1	—	14.6	1.1	—	14.6
China	0.3	0.0	0.9	0.7	0.1	7.9
Finland	—	—	—	0.8	—	4.8
Singapore	0.8	—	0.9	—	—	1.6
UK	2.6	0.5	0.4	2.4	—	0.8
Germany	0.9	—	0.6	—	—	2.5
USA	2.1	0.5	7.6	3.6	1.4	21.4
Austria	1.1	—	9.1	0.4	—	2.9

Total	17.4	1.1	238.8	14.6	1.8	351.2

Average number of employees

	2002			2003
	Average number of employees	Men	Women	Average number of employees	Men	Women
Parent Company	8	3	5	4	3	1
Subsidiaries in Sweden	747	611	136	976	795	181
Foreign subsidiaries:
Australia	2	1	1	2	1	1
Brazil	2	2	—	6	4	2
Denmark	28	26	2	27	26	1
China	7	5	2	185	105	80
Finland	—	—	—	28	16	12
Singapore	4	3	1	3	2	1
UK	4	2	2	7	4	3
Germany	2	1	1	4	2	2
USA	8	6	2	46	30	16
Austria	31	25	6	10	8	2

Total	843	685	158	1298	996	302

Note 8.    Compensation to group management

Principles

Fees are paid to the Chairman of the Board of Directors and to directors according to resolution of the general meeting of shareholders. Employee representatives or other directors in the Company’s employment do

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not receive director fees. Compensation of the Chief Executive Officer and other members of group management consists of basic salary, variable compensation, other benefits, pension and financial instruments, etc. Members of group management are defined as the seven senior management personnel plus the Chief Executive Officer. The distribution between basic salary and variable compensation is proportionate to the officer’s responsibility and authority. Variable compensation for group management is in the form of a bonus if consolidated earnings after financial items exceeds a certain target. In addition, group management is awarded bonuses if special reasons exist. Pension benefits and compensation in the form of financial instruments are paid as a part of total compensation.

Compensation and other benefits provided to the Board of Directors and group management during the year ended December 31, 2003 was as follows:

	Basic salary	Variable compensation	Other benefits	Pension costs	Director fees	Other compensation	Total
Dag Tigerschiöld, Chairman of the Board	—	—	—	—	0.3	—	0.3
Mikael Gottschlich, Vice Chairman	0.8	—	—	0.2	0.1	—	1.1
Mats Gustavsson, Director	0.2	—	0.0	0.0	0.1	0.2	0.5
Other Board members	—	—	—	—	0.4	—	0.4
President and Chief Executive Officer	2.3	0.3	0.1	0.7	—	—	3.4
Other members of group management	6.3	1.2	0.3	1.9	—	—	9.7

Comments to the preceding table

The Chairman of the Board has received no compensation in addition to the director’s fee. The Vice Chairman of the Board of Directors was President and Chief Executive Officer until April 23, 2002. In connection with his resignation as President and Chief Executive Officer, it was agreed that he would remain employed on unchanged terms for a period of 12 months. Other compensation consists of a company car.

Pensions

Group management participates in either the ITP multiemployer pension plan or other defined contribution pension plan arrangements. The age of retirement for the President and Chief Executive Officer as well as for other members of group management is 65 years. The pension contribution rate for the President and Chief Executive Officer is 32% of pensionable income. For other members of group management, the pension contribution rate is an average of 30%.

Financial instruments

Neither the President and Chief Executive Officer nor any other member of group management were awarded or subscribed for options or any other financial instrument during the year ended December 31, 2003.

Period of notice

A period of notice of 18 months normally applies to the President and Chief Executive Officer for notice at the initiative of the Company, and six months for notice at the initiative of the employee. However, under certain special circumstances, the period of notice may be 12 months. Under such circumstances the Chief Executive Officer is also entitled to receive severance pay of one year’s salary. A period of notice at the initiative of the

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company of 3–15 months applies to other members of group management and three to six months for notice at the initiative of the employee. Severance agreements exist with two other members of group management.

Decision-making process

Compensation to the President and Chief Executive Officer for the 2003 operating year was decided by the Board of Directors. Compensation to other members of group management was decided by the Chairman of the Board in consultation with the President and Chief Executive Officer.

Note 9.    Audit fees

Professional fees paid for audits and other assignments were as follows for the years ended December 31, 2002 and 2003:

	2002	2003
Audit:
Deloitte & Touche	1.9	1.9
Other auditors	0.3	0.8
Other assignments:
Deloitte & Touche	1.5	1.0
Other auditors	0.2	0.7

Total	3.9	4.4

Note 10.    Depreciation and amortization expense by function

Depreciation and amortization expense by function for the years ended December 31, 2002 and 2003 was as follows:

	2002	2003
Cost of goods sold	86.1	99.4
Selling expenses	7.9	9.2
Administration expenses	3.5	12.8
Research and development expenses	15.9	36.9

Total	113.4	158.3

Note 11.    Financial income and expense

Financial income and expense for the years ended December 31, 2002 and 2003 was as follows:

	2002	2003
Interest income	1.7	5.5
Other financial income	4.8	26.5

Total	6.5	32.0

Interest expense	(14.6)	(16.1)
Other financial expense	(5.0)	(32.4)

Total	(19.6)	(48.5)

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.    Income taxes

Income tax benefit (expense) for the years ended December 31, 2002 and 2003 was comprised of the following:

	2002	2003
Current taxes:
Sweden	—	0.3
Other countries	(5.8)	(13.1)

Total current taxes	(5.8)	(12.8)
Deferred taxes	(5.8)	25.7

Total income tax benefit (expense)	(11.6)	12.9

Taxes in Sweden are computed based on a tax rate of 28% of the taxable income for the financial year. Taxes in other countries have been computed based on the tax rates applicable in each respective country. Below is a reconciliation of taxes at the statutory tax rate to the effective taxes recorded in the statement of operations.

	2002	2003
Reconciliation of effective tax:
Profit (loss) before taxes	16.0	(128.4)

Tax at current rate of Parent Company	(4.5)	36.0
Effect of other tax rates for foreign subsidiaries	0.0	(4.8)
Amortization of goodwill	(5.5)	(6.4)
Non-deductible write-down of tangible fixed assets	—	(9.5)
Other non-deductible expenses	(0.6)	(3.7)
Non-taxable income	0.6	0.5
Increase in tax loss carryforwards without a tax benefit	(2.3)	(0.2)
Taxes attributable to prior years	0.6	1.0
Deductible expenses recorded directly to equity (new share issue)	0.1	—

Reported effective taxes	(11.6)	12.9

Note 13.    Intangible fixed assets

The changes in intangible fixed assets for the year ended December 31, 2003 were as follows:

	Development costs	Goodwill	Total intangible fixed assets
Beginning cost	8.0	394.5	402.5
Capitalized development costs	14.4	—	14.4
Arising from acquisition	30.6	25.2	55.8

Ending cost	53.0	419.7	472.7

Beginning accumulated amortization	(0.8)	(59.2)	(60.0)
Amortization expense	(16.9)	(23.0)	(39.9)

Ending accumulated amortization	(17.7)	(82.2)	(99.9)

Book value	35.3	337.5	372.8

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14.    Tangible fixed assets

The changes in tangible fixed assets for the year ended December 31, 2003 were as follows:

	Buildings and land	Plant and machinery	Equipment, tools, fixtures and fittings	Construction in progress	Total tangible fixed assets
Beginning cost	309.6	564.3	98.9	34.7	1,007.5
Capital expenditures	0.5	24.3	9.1	10.4	44.3
Sales/disposals	(17.4)	(4.7)	(12.4)	—	(34.5)
Arising from acquisition of subsidiary	227.7	46.2	55.5	—	329.4
Eliminated on disposal of subsidiary	(30.2)	(104.1)	(10.8)	—	(145.1)
Reclassifications	28.4	3.8	(0.7)	(31.5)	—
Currency translation differences	—	(4.8)	(6.9)	(0.2)	(11.9)

Ending cost	518.6	525.0	132.7	13.4	1,189.7

Beginning accumulated depreciation	(59.5)	(301.2)	(66.8)	—	(427.5)
Sales/disposals	15.6	2.6	10.3	—	28.5
Eliminated on disposal of subsidiary	12.9	66.2	7.7	—	86.8
Depreciation expense	(11.2)	(78.1)	(29.1)	—	(118.4)
Reclassifications	—	(2.6)	2.6	—	—
Currency translation differences	(0.3)	1.9	4.0	—	5.6

Ending accumulated depreciation	(42.5)	(311.2)	(71.3)	—	(425.0)
Beginning accumulated impairments	—	—	—	—	—
Impairments	(59.2)	(23.4)	(1.9)	—	(84.5)
Eliminated on disposal of subsidiary	11.2	22.8	—	—	34.0

Ending accumulated impairments	(48.0)	(0.6)	(1.9)	—	(50.5)

Book value	428.1	213.2	59.5	13.4	714.2

The book value of buildings and land in Sweden amounted to 428.1 (250.1). The tax assessment value of buildings and land in Sweden amounted to 141.8 (71.7). Buildings and land at December 31, 2003 includes a building and land with a book value of 45.0 currently held for sale.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15.    Shares in subsidiaries

Subsidiaries	Organization number	Registered office	Number of shares	Ownership percentage(1)
Arkivator Falköping AB	556134-4788	Falköping, Sweden	100,000	100
Arkivator Stockholm AB	556533-4934	Falköping, Sweden	5,000	100
LGP Allgon AB	556458-0867	Solna, Sweden	3,535,420	100
LGP Telecom (Cell Site Eq) Inc.		USA	4,000	100
LGP Telecom GmbH		Germany	500	100
LGP Telecom Ltda		Brazil	3,000	100
LGP Allgon Ltd		UK	0	100
LGP Allgon Singapore Pte Ltd		Singapore	10,000	100
LGP Allgon Pty Ltd		Australia	1	100
LGP Telecom Shanghai Ltd		China	0	100
LGP Allgon A/S		Denmark	500	100
MG Instrument AB	556205-5813	Tullinge, Sweden	10,000	100
KB IR Falevi	916514-3273	Falköping, Sweden	99	99
Allgon AB	556088-4966	Täby, Sweden	28,879,998	99
Allgon Antennspecialisten AB	556021-6730	Täby, Sweden	750	100
LGP Allgon Enterprices Inc.		USA	50	100
Allgon HK Ltd.		China (Hong Kong)	100	100
Allgon Pty Ltd.		Australia	0	100
Allgon Innovation AB	556301-3696	Solna, Sweden	1,500	60
Allgon International AB	556615-7854	Täby, Sweden	1,000	100
Allgon Telecommunications AB.	556615-7847	Täby, Sweden	1,000	100
Radio Systems BV		The Netherlands	40	100
LGPAllgon Microwave AB	556499-6436	Göteborg, Sweden	100	100
Allgon Systems AB	556241-9902	Täby, Sweden	31,500	100
Allgon Systems GmbH.		Germany	0	100
Allgon Systems Ltd.		Scotland	1,000	100
LGP Allgon Oy		Finland	9,170	70
Allgon Telecom K.K.		Japan	200	100
LGP Allgon Telecom Ltda.		Brazil	2,500	100
Allgon Telcom Wuxi Company Ltd.		China	0	100
LGP Allgon WestCom AB	556534-6185	Göteborg, Sweden	800	100
ND Norsk Data AB	556190-5059	Täby, Sweden	100,000	100
RF Integration Sweden AB(2)	556516-5064	Sollentuna, Sweden	10,000	100
West Plating AB	556552-3437	Täby, Sweden	1,000	100
1)	Refers to the proportion of capital owned
2)	Under liquidation

Note 16.    Liquid funds

Cash and bank balances	75.9
Restricted cash held in escrow	34.4

Liquid funds at December 31, 2003	110.3

In connection with Allgon’s 2002 sale of its Allgon Mobile Communications AB subsidiary, a portion of the purchase price has been placed in escrow pursuant to the sales agreement.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17.    Shareholders’ equity

Changes in shareholders’ equity for the years ended December 31, 2002 and 2003 were as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders’ equity
Balance, December 31, 2001	30.2	856.1	163.3	1,049.6
Transfers between restricted and unrestricted reserves	—	(3.9)	3.9	—
Currency translation adjustments	—	(1.1)	(5.8)	(6.9)
Net profit for the year	—	—	4.4	4.4

Balance, December 31, 2002	30.2	851.1	165.8	1,047.1
Transfers between restricted and unrestricted reserves	—	(47.9)	47.9	—
Currency translation adjustments	—	(7.1)	(14.5)	(21.6)
Shares issued to acquire Allgon	19.4	395.6	—	415.0
Net loss for the year	—	—	(117.9)	(117.9)

Balance, December 31, 2003	49.6	1,191.7	81.3	1,322.6

Number of shares outstanding

The number of shares outstanding as of December 31, 2002 and 2003 was 30,250,000 and 49,627,900, respectively, each with a nominal value of SEK 1.

Option program

In 2000, LGP Allgon introduced an option program giving rise to an increase in the share capital of 1,000,000 shares. In 2001, LGP Allgon introduced a second option program giving rise to an additional increase in the share capital of 500,000 shares. The offer in both programs was directed to all employees, including the members of the Board of Directors, at a given point in time.

Each option in the option program introduced during 2000 entitled its holder to purchase 1 share at a redemption price of SEK 510 during the period May 31, 2002 to June 2, 2003. The employees paid a premium for the options based on a Black-Scholes valuation model. All options issued under the 2000 option program expired unexercised on June 2, 2003.

Each option in the option program introduced during 2001 entitles its holder to purchase 1 share at a redemption price of SEK 270 during the period May 23, 2003 to May 24, 2004. Based on a Black-Scholes valuation model and an assumed volatility during the term of the options of 50%, the options were priced at SEK 19 each. The volatility was determined based an analysis of the historic volatility of the LGP Allgon share and shares of similar companies and the expected volatility during the term of the options.

No new option programs were introduced during the years ended December 31, 2002 and 2003, and no options were issued or exercised during the years ended December 31, 2002 and 2003. The number of options outstanding and held by employees were 1,500,000 and 500,000 as of December 31, 2002 and 2003, respectively.

The option programs did not generate a dilutive effect on earnings per share.

LGP Allgon has not entered into any hedging options related to the above described option programs.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18.    Deferred taxes

Changes in net deferred tax assets (liabilities) for the years ended December 31, 2002 and 2003 were as follows.

	2002	2003
Beginning net deferred tax liability	(24.7)	(29.9)
Acquisitions and disposals	—	90.0
Change during the year	(5.8)	25.7
Translation adjustments	0.6	(1.0)

Ending net deferred tax asset (liability)	(29.9)	84.8

The following tables show the Group’s most significant deferred tax assets and liabilities, by category and how the assets and liabilities have changed during the year ended December 31, 2003.

Deferred tax assets:

	Tax loss carryforwards	Fixed assets	Inventories	Provisions	Other	Total
Beginning balance	0.3	0.0	17.2	2.6	0.8	20.9
Acquisitions/disposals	41.3	0.0	0.5	42.5	5.3	89.6
Change during the year	(10.1)	64.9	(12.2)	(27.9)	7.4	22.1
Translation adjustments	0.0	0.0	(0.5)	(0.5)	0.0	(1.0)

Ending balance	31.5	64.9	5.0	16.7	13.5	131.6

Deferred tax liabilities:

	Untaxed reserves	Tangible fixed assets	Total
Beginning balance	(45.6)	(5.2)	(50.8)
Acquisitions/disposals	0.4	0.0	0.4
Change during the year	15.7	(12.1)	3.6
Translation adjustments	—	0.0	0.0

Ending balance	(29.5)	(17.3)	(46.8)

Total deferred tax assets, net			84.8

As of December 31, 2003, the Group had unutilized tax loss carryforwards amounting to 141.6 (15.0). Based on these tax loss carryforwards, the Group reported a deferred tax asset of 31.5 (0.3), based on the best estimate of probable future taxable income as well as historical taxable income levels. For any remaining tax loss carryforwards, 30.7 (13.9), no deferred tax asset has been reported due to the uncertainty as to future profits. All tax loss carryforwards for tax purposes in the Group can be utilized for an indefinite period of time.

As of December 31, 2003, temporary differences relating to undistributed profits of subsidiaries amounted to 6.0 (7.7). No provision for deferred taxes on these temporary differences has been recorded since LGP Allgon has decided that these profits will not be distributed within the foreseeable future or, if distributed, they would not be subject to taxation.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19.    Other provisions

Other provisions as of December 31, 2002 and 2003 were as follows:

	2002	2003
Product warranties	9.3	28.9
Restructuring	—	16.9
Legal and tax contingencies	—	95.3
Lease commitments	—	20.0
Other	7.8	10.4

Total	17.1	171.5

During the year ended December 31, 2003, LGP Allgon recorded a 45.2 restructuring provision, of which 28.3 has been utilized. LGP Allgon believes the remaining balance at December 31, 2003 will be utilized during 2004.

The Swedish Tax Authorities and the local County Administration Court have not approved some of LGP Allgon’s claimed tax deductions. LGP Allgon has appealed the decisions to a higher court. Such tax disputes relate to the former Allgon group which was acquired in March 2003. The full amount relevant to such tax disputes has been recorded as a provision in the consolidated balance sheet at December 31, 2003.

Note 20.    Liabilities to credit institutions

Liabilities to credit institutions as of December 31, 2002 and 2003 were as follows:

	2002	2003
Loans payable	89.5	70.1
Other bank loans	81.5	147.3

Total liabilities to credit institutions	171.0	217.4

Long-term portion	101.3	151.6
Short-term portion	69.7	65.8

Total liabilities to credit institutions	171.0	217.4

Unutilized credit facilities	150.0	240.0

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Below are the outstanding liabilities to credit institutions as of December 31, 2003:

	Nominal value	Due date	Interest rate December 31	Period of fixed interest	Interest fixed until
Loan from credit institution	80.0	January 7, 2005	4.42	1-12 months	January 13, 2004
Loan from credit institution	66.2	June 30, 2008	3.67	weekly	—
Loan from credit institution	5.4	January 22, 2007	5.27	8 years	January 22, 2007

Total long-term loans	151.6

Loan from credit institution1)	54.6	December 15, 2004	2.55	1-12 months	June 16, 2004
Loan from credit institution	3.9	June 30, 2004	3.67	weekly	—
Loan from credit institution	6.9	January 20, 2004	4.89	5 years	January 20, 2004
Loan from credit institution	0.4	January 22, 2004	5.27	8 years	January 22, 2004

Total short-term loans	65.8

1)	The loan of 54.6 is denominated in US dollars.

The Group’s debt agreements contain customary change of control clauses and contain certain restrictive financial covenants which require it to maintain certain financial ratios, impose limitations on sales and disposals of assets, liens and future indebtedness.

Note 21.    Accrued expenses

Accrued expenses as of December 31, 2002 and 2003 were as follows:

	2002	2003
Accrued vacation pay	18.3	44.5
Accrued social benefits	14.6	23.3
Accrued commissions	1.9	9.2
Accrued salaries and wages	8.4	7.9
Goods received but not yet invoiced	8.5	20.3
Other	15.6	14.7

Total	67.3	119.9

Note 22.    Pledged assets and contingent liabilities

Pledged assets as of December 31, 2002 and 2003 were as follows:

	2002	2003
For own liabilities:
Shares in subsidiaries	657.6	572.7
Real estate mortgages	109.1	253.0
Chattel mortgages	195.6	345.7

Total	962.3	1,171.4

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent liabilities as of December 31, 2002 and 2003 were as follows:

	2002	2003
Bank guarantees	—	5.8
Other	0.1	0.3

Total	0.1	6.1

Note 23.    Leasing

Lease payments due during the next three years for operational and financial leases are as follows:

Years ending December 31:
2004	18.6 (2.1 of which is for financial leasing)
2005-2008	38.3 (0.4 of which is for financial leasing)
Thereafter	14.3 (none of which is for financial leasing)

Financial leasing contracts relate to machinery and equipment that are reported as fixed assets. Note 14 “Tangible fixed assets” includes the following amounts in machinery and equipment relating to financial leasing as of December 31, 2002 and 2003:

	2002	2003
Cost	67.1	54.9
Accumulated depreciation	(34.0)	(39.4)

Book value	33.1	15.5

Financial leasing payments for the year	16.0	13.0

Note 24.    Transactions with related parties

Compensation and terms of employment for members of senior management and individual directors are set forth in Note 8.

During the years ended December 31, 2001, 2002 and 2003, no LGP Allgon entity has granted loans, guarantees or security to or for the benefit of directors or senior executives.

In May 2003, LGP Allgon sold its subsidiaries, Bertmann and Håmex Hårdmetallverktyg AB (“Håmex”) to a member of the Board of Directors for cash consideration of 38.0 and recorded a 0.6 loss on the sale.

During the period from May 1, 2003 to December 31, 2003, LGP Allgon purchased inventories from Håmex of 0.5. At December 31, 2003, LGP Allgon had a liability to Håmex of 0.2. During the year ended December 31, 2003, LGP Allgon purchased services of 0.1 from Skanditek Industriförvaltning AB (“Skanditek”). Skanditek is a shareholder of LGP Allgon and the Chairman of the Board of Directors of LGP Allgon is one of the major shareholders of Skanditek. During the year ended December 31, 2003, LGP Allgon purchased services of 0.2 from a company owned by another member of the Board of Directors. LGP Allgon believes that all transactions with related parties have taken place on an arms-length basis.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 25.    Financial risks and instruments

Through its operations the Group is exposed to different types of financial risks. Foreign exchange or currency risk is the most significant risk to which LGP Allgon is exposed. Other risks to which the Group is exposed include interest, financing, liquidity and credit counterparty risks. The financial risks are managed in accordance with the financial policy adopted by the Board of Directors. This policy is subject to annual revision. Financial operations include risk management, liquidity management and borrowing and are handled centrally by the Group’s financial management function.

The Group’s financial policy sets Group-wide and over-arching rules and guidelines for how the financial operations in LGP Allgon are to be handled. The policy also provides guidelines for financial risk management. The basic principle is that the financial operations in the Group should be permeated by simplicity and good internal control.

Currency risks

Foreign exchange rate movements affect the Group’s earnings and equity in various ways. LGP Allgon has most of its production in Sweden, while approximately 85.5% of its sales during 2003 were to customers outside of Sweden. Manufacturing in the United States and China accounted for 12.8% of total manufacturing during 2003.

The Group’s international operations involve exposure to currency risk since commercial payment flows in foreign currency are affected when there are changes in the foreign exchange rates (transaction exposure). Currency exposure also arises as foreign exchange rates change when the income statements and balance sheets of foreign subsidiaries are translated into SEK (translation exposure).

Transaction exposure

Most of the Group’s invoicing is in the customers’ currency or other convertible currency. The majority of purchases of goods and services and other overhead is attributable to the Swedish business and is denominated in SEK. According to the finance policy, 100% of the coming six months expected payment flows to/from Sweden in foreign currency should be hedged by forward selling/buying of currency. Future net payment flows of less than the equivalent of 5.0 per month should not be hedged, which means that flows in US dollar (“USD”) and Euro (“EUR”) are typically hedged on an ongoing basis.

Currency exposure % of net sales	USD	EUR	Other	Total
Net sales	43%	22%	6%	71%
Operating expenses	9%	7%	5%	21%
Net exposure	34%	15%	1%	50%

Deferred gains/losses with respect to outstanding contracts for the purpose of hedging future payment flows, but which do not affect the year’s results, will assuming that the year-end exchange rates are unchanged, affect 2004 earnings by 0.1.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Below is the currency distribution of outstanding derivative instruments (forward contracts) at December 31, 2002 and 2003:

	2002	2003
EUR	18.5	258.7
USD	89.9	210.0

Total	108.4	468.7

The table above shows nominal amounts. All outstanding forward contracts mature during 2004.

Translation exposure

A currency exposure that affects the Group’s equity arises when the net assets of foreign subsidiaries are translated to SEK. Such translation exposure is normally not hedged. Only net exposure exceeding 100 in each respective currency is hedged. This limit was not reached during 2003.

Net assets in foreign subsidiaries at December 31, 2003 amounted to 128.3 and translation thereof affected consolidated equity by 21.6 for the year ended December 31, 2003.

Effect of hedging on earnings

Currency hedging affected the operating loss and net financial items positively by 27.3 and 3.0, respectively, for the year ended December 31, 2003. Income after financial items would have been 30.3 lower for the year ended December 31, 2003 if the Group had not had any currency hedging.

The effect of hedging on earnings can be summarized as follows for the year ended December 31, 2003:

Exchange rate gain, matured contracts relating to operations	27.9
Exchange rate loss, outstanding contracts relating to operations	(1.1)
Interest income	3.5

Total	30.3

Interest risk

Interest risk is defined as the risk that changes in market interest rates will affect negatively the Group’s net interest income/expense. The speed at which an interest rate change impacts net interest income/expense depends on the length of time during which the interest rate is fixed. In an effort to limit the Group’s interest risk, its finance policy stipulates that the interest rate on at least 40% of the Group’s external borrowing should be fixed for less than one year. The average period for which interest rates were fixed as of December 31, 2003 was 2.6 months.

A change of the average interest rate by one percentage point would impact earnings by ± 2.2 per year.

The Group’s liquid funds, which normally consist of balances in bank accounts, yield a return which is affected by the overall level of interest rates. The interest rate on liquid funds on deposit in an escrow account of 34.4 at December 31, 2003 is adjustable periodically.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity and financing risk

Financing risk is the risk that the cost will be higher and financing opportunities more limited when loans are to be rolled over and that payment obligations cannot be fulfilled due to insufficient liquidity, or because of difficulties in obtaining financing. The Group, in accordance with the financial policy, has a liquidity reserve of at least 6% of consolidated sales. The liquidity reserve consists of liquid funds, unutilized committed credit facilities and other binding but unutilized credit facilities. The liquidity reserve at December 31, 2003, amounted to 315.9, equivalent to 15.0% of net sales for the year ended December 31, 2003.

Surplus liquidity should in the first instance be applied to reducing borrowing. Temporary surplus liquidity should be invested to yield the best possible return. Funds may only be invested in interest-bearing accounts and interest-bearing securities where the counterparty is one of the Group’s approved counterparties, or the Kingdom of Sweden. Such investments may not be fixed for a period exceeding six months.

During the past eight quarters the Group has generated positive cash flows after capital expenditures, and has thus gradually reduced its borrowings. The equity ratio stood at 59.8% at December 31, 2003 (69.5%). Bank demands for security and covenants has become less onerous as the balance sheet has become stronger. Overall, the Group’s financing risk has diminished.

Credit and counterparty risk

The Group’s financial transactions give rise to credit risks on financial counterparties. Credit risk and counterparty risk is defined as the risk of losses if the counterparty fails to honor its obligations. According to the Group’s financial policy, initiation and termination of banking relationships must be decided by the Board of Directors. In Sweden, counterparties are limited to major banks or other counterparties under the surveillance of the Swedish Financial Supervisory Authority. In countries where Swedish banks are not represented, the foreign subsidiary should use a local, reputable bank. As of December 31, 2003, the total counterparty exposure in derivative instruments (forward contracts) amounted to 468.7.

In commercial transactions the payment terms offered to customers should be the standard ones for the markets where the customers are active. The usual credit checks should be performed by those responsible for customers and the finance function of each respective subsidiary. Strict standards should be applied in evaluating the credit worthiness of customers. In the case of large amounts, approval should be obtained from the Parent Company.

LGP Allgon’s customers consist mainly of a number of large systems manufacturers in the telecom industry, and a number of operators of mobile networks. This means that sales are mainly concentrated to a number of major customers, which is reflected in the accounts receivable ledger. The ten largest customers accounted for a total of 51% of consolidated sales for the year ended December 31, 2003. During the years ended December 31, 2002 and 2003, total sales to Nokia were 30% and 17%, respectively, of the Group’s consolidated net sales. No other customer accounted for 10% or more of consolidated sales during either year.

Fair value

The fair value of the Group’s outstanding forward currency contracts amounted to 468.7 as of December 31, 2003. If the financial statements were adjusted to fair value, earnings would affected by 1.4. Fair value is calculated based on generally accepted valuation methods, and valuations are based on official market rates prevailing at year-end.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26.    Subsidiaries sold

During the year ended December 31, 2003, LGP Allgon sold its Bertmann and Håmex subsidiaries to a member of the Board of Directors for cash of 38.0 and recorded a 0.6 loss on the sale. The net assets of those two companies at the date of disposal were as follows:

Tangible fixed assets	24.7
Financial assets	2.0
Inventory	20.9
Accounts receivable	16.4
Cash and bank balances	2.2
Provisions	(11.1)
Long-term liabilities	(6.0)
Current liabilities	(10.5)

Net assets sold	38.6
Loss on disposal	(0.6)

Total cash consideration	38.0

Net cash inflow arising from disposal:
Cash consideration	38.0
Cash and bank balances disposed of	(2.2)

Total cash inflow	35.8

Bertmann and Håmex, both were part of the contract manufacturing business segment. The impact on net sales and the results of operations was not significant.

Note 27.    Proposed business combination with Powerwave Technologies, Inc.

On December 1, 2003, LGP Allgon and Powerwave Technologies, Inc., a company based in Santa Ana, California and incorporated in the State of Delaware (“Powerwave”), announced that they had agreed to combine their businesses in a strategic transaction. Under the terms of the proposed transaction, Powerwave will commence a tender offer to acquire all of the outstanding shares of LGP Allgon, in exchange for newly issued shares of Powerwave common stock. Each LGP Allgon share tendered into the exchange offer will be converted into 1.1 shares of Powerwave common stock. Based on Powerwave’s closing price on the Nasdaq National Market on November 28, 2003 (the last trading day before the announcement of the transaction), the transaction values LGP Allgon shares at SEK 61.87 per share ($8.1950 at the exchange rate of SEK 7.55 to $1.00 as of November 28, 2003). In addition, LGP Allgon shareholders will be offered the opportunity, under a cash alternative, to elect for all or a specified number of their LGP Allgon shares to be acquired by Powerwave for a fixed price of SEK 61.87 in cash per LGP Allgon share. The cash alternative is subject to an aggregate maximum of $125 million. Completion of the transaction is subject to Powerwave acquiring more than 90% of LGP Allgon’s shares in the exchange offer and through the exercise of options granted to Powerwave by certain shareholders of LGP Allgon, representing approximately 19% of the outstanding LGP Allgon shares. Depending on the form of consideration elected and the number of LGP Allgon shares tendered into the exchange offer, LGP Allgon shareholders will own between 37% and 46% of Powerwave’s outstanding shares of common stock upon completion of the transaction. Completion of the transaction is also subject to approval by Powerwave’s shareholders of the share issuance in the exchange offer under Nasdaq rules and a proposed amendment to

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Powerwave’s certificate of incorporation to increase its authorized shares of common stock, as well as regulatory approvals and satisfaction of other customary closing conditions. The parties anticipate that the transaction will be completed in the second quarter of 2004.

Note 28.    Accounting principles generally accepted in the United States of America

LGP Allgon’s consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”). Swedish GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation of differences as they relate to LGP Allgon between Swedish GAAP and US GAAP relating to net profit (loss) for years ended December 31, 2001, 2002 and 2003 and shareholders’ equity for the years ended December 31, 2002 and 2003 is as follows:

	Years Ended December 31,
	2001	2002	2003
Reported net profit (loss) in accordance with Swedish GAAP	(36.3)	4.4	(117.9)
US GAAP adjustments:
Development costs (a)	—	(7.2)	2.5
Pension refund receivable (b)	4.3	0.3	1.2
Derivative instruments and hedging activities (c)	(0.7)	0.3	1.4
Capitalized interest costs (d)	(0.1)	(0.1)	(0.1)
Goodwill and purchased intangible assets (e):
Acquisition of MG Instrument and Bertmann	(61.2)	—	(15.0)
Acquisition of LGP Telecom	(26.3)	(13.1)	(13.0)
Acquisition of Allgon	—	—	(66.9)
Deferred taxes (f)	(1.0)	1.9	(0.1)

Total US GAAP adjustments	(85.0)	(17.9)	(90.0)

Net loss in accordance with US GAAP	(121.3)	(13.5)	(207.9)

Basic and diluted net loss per share (SEK)	(4.36)	(0.45)	(4.55)
Basic and diluted weighted-average shares outstanding (in thousands)	27,791	30,250	45,668

	Years Ended December 31,
	2002	2003
Reported shareholders’ equity in accordance with Swedish GAAP	1,047.1	1,322.6
US GAAP adjustments:
Development costs (a)	(7.2)	(4.7)
Pension refund receivable (b)	—	1.2
Derivative instruments and hedging activities (c)	(0.4)	1.0
Capitalized interest costs (d)	1.5	1.4
Goodwill and purchased intangible assets (e):
Acquisition of MG Instrument and Bertmann	56.1	41.1
Acquisition of LGP Telecom	(34.7)	(47.6)
Acquisition of Allgon	—	138.4
Deferred taxes (f)	1.7	0.3

Total US GAAP adjustments	17.0	131.1

Shareholders’ equity in accordance with US GAAP	1,064.1	1,453.7

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in shareholders’ equity under Swedish GAAP and US GAAP for the years ended December 31, 2002 and 2003 are as follows:

	Swedish GAAP	US GAAP Adjustments	US GAAP
Balance, December 31, 2001	1,049.6	34.9	1,084.5
Currency translation adjustments	(6.9)	—	(6.9)
Net income (loss)	4.4	(17.9)	(13.5)

Balance, December 31, 2002	1,047.1	17.0	1,064.1

Currency translation adjustments	(21.6)	—	(21.6)
Shares issued to acquire Allgon	415.0	204.1	619.1
Net loss	(117.9)	(90.0)	(207.9)

Balance, December 31, 2003	1,322.6	131.1	1,453.7

(a)    Development costs

In 2002, LGP Allgon adopted a new Swedish accounting standard RR 15, Intangible Assets. In accordance with the new standard, expenditures for the development of new and existing products should be capitalized if such expenditures with a high degree of certainty will result in future financial benefits for the Group. Any such development costs should be amortized over the useful lives of the assets. Under US GAAP, all expenditures for the development of new and existing products should be expensed as incurred.

(b)    Pension refund receivable

Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for both Swedish GAAP and US GAAP. In 1998, the plan administrator, a Swedish insurance company named SPP (now named Alecta), announced a significant surplus in the plan and that the surplus would be refunded to plan participants. In 2000, refund terms were announced, which included an initial cash payment based on a formula with the remainder refunded either in cash, applied as a reduction against future premiums or made available to be sold to another company. Until the surplus is refunded to the participating companies, it remains the legal property of the pension plan. In 2000, under Swedish GAAP, the remaining refundable amount not initially received in cash was recorded as income and a receivable at its net present value. For US GAAP, such remaining refundable amount is recognized when realized in the form of either cash received, in the form of a reduction in current required pension contributions, or when sold to another company.

Under Swedish GAAP, the remaining refundable amount was recognized as an asset as part of the net assets of Allgon AB which were acquired effective March 31, 2003. Such accounting treatment differs from the accounting treatment under US GAAP, where any refunds under a defined contribution plan are recognized as income in the period which the refund can actually be utilized. Thus, under US GAAP, no asset for this refund was recognized in connection with the acquisition of Allgon.

(c)    Derivative instruments and hedging activities

LGP Allgon applies hedge accounting in accordance with Swedish GAAP. Pursuant to Swedish GAAP, all foreign exchange forward contracts that are entered into in order to reduce foreign exchange exposure related to forecasted commercial cash flows qualify for hedge accounting treatment. For US GAAP

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purposes, LGP Allgon adopted Statement of Financial Accounting Standards (“SFAS”) No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), effective January 1, 2001. Under SFAS 133, LGP Allgon’s foreign exchange forward contracts qualify for hedge accounting treatment only if it meets certain rigorous documentation criteria. LGP Allgon has elected not to apply such hedge accounting and therefore all outstanding derivatives are recognized at fair value in the US GAAP balance sheets and all changes in fair value are recognized in earnings. There was no cumulative effect of adopting SFAS 133 on January 1, 2001.

(d)    Capitalized interest costs

In accordance with Swedish GAAP, LGP Allgon has not capitalized interest expense incurred in connection with the financing of the construction of tangible fixed assets. Under US GAAP, interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest should be amortized over the estimated useful life of the asset as part of the depreciation charge.

(e)    Goodwill and purchased intangible assets

New Accounting Pronouncement for 2002

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of the goodwill impairment, if any. The adoption of this statement for US GAAP purposes on January 1, 2002, did not result in an impairment of goodwill and resulted in LGP Allgon discontinuing the amortization of goodwill for US GAAP purposes. Annual impairment tests for US GAAP purposes are performed as of December 31. The impairment tests performed as of December 31, 2002 and 2003 did not result in any impairment of goodwill for either of LGP Allgon’s two reporting units. Excluding the amortization of goodwill, LGP Allgon’s net loss for the year ended December 31, 2001 in accordance with US GAAP would have been 49.9.

Acquisition of MG Instrument and Bertmann

In 1997, the Group merged with MG Instrument and Bertmann. Under Swedish GAAP, the merger was accounted for as a pooling of interests. Under US GAAP, the merger was accounted for as an acquisition using the purchase accounting method. Under purchase accounting, the purchase price is determined based on the fair value of the underlying shares for a reasonable period before and after the terms of the transaction are agreed to and publicly announced. The difference between the purchase price and the fair value of the assets acquired and the liabilities assumed was recorded as goodwill and was being amortized using a five-year useful life through December 31, 2001. Upon the adoption of SFAS 142 on January 1, 2002, the remaining goodwill is no longer amortized and is required to be tested annually for impairment. The Bertmann subsidiary was subsequently sold in 2003. The loss on the sale of Bertmann was higher for US GAAP than for Swedish GAAP because the net assets of Bertmann for US GAAP were greater than the net assets for Swedish GAAP.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The US GAAP adjustments recorded to goodwill and purchased intangible assets on net loss and shareholders’ equity were as follows:

The impact on net loss was as follows:

	Years Ended December 31,
	2001	2002	2003
Goodwill amortization—US GAAP	(61.2)	—	—
Purchase price basis differences	—	—	(15.0)

Total	(61.2)	—	(15.0)

The impact on shareholders’ equity was as follows:

	December 31,
	2002	2003
Goodwill, net—US GAAP	56.1	41.1

Total	56.1	41.1

Acquisition of LGP Telecom

In January 2000, the Group acquired LGP Telecom in an acquisition accounted for using the purchase method. In accordance with Swedish GAAP, acquired in-process research and development is not separately identified but rather is included within goodwill. Under US GAAP, a portion of the purchase price would be allocated to certain intangibles, including in-process research and development, acquired as part of the acquisition.

Under US GAAP, the excess of the purchase over the net assets acquired exceeded such amount determined for Swedish GAAP primarily due to a difference in the way the consideration is determined. In accordance with existing Swedish GAAP at the time of the acquisition, when a company makes an acquisition by issuing its own shares, the consideration is determined based on the average market price of the shares during the ten days immediately prior to the announcement date. In accordance with US GAAP, such consideration is determined based on the fair value of the underlying shares for a reasonable period before and after the terms of the transaction are agreed to and publicly announced. This difference resulted in consideration for US GAAP exceeding consideration for Swedish GAAP by 83.5.

The adjustments for US GAAP reflect (1) the difference in the way consideration is determined; (2) the allocation of a portion of the purchase price to acquired in-process research and development as well as other identifiable intangible assets; (3) the immediate write-off of acquired in-process research and development; (4) the amortization of the other identifiable intangible assets with useful lives ranging from five to ten years; and (5) the discontinuation of goodwill amortization for US GAAP purposes subsequent to 2001.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The US GAAP adjustments recorded to goodwill and purchased intangible assets on net loss and shareholders’ equity were as follows:

The impact on net loss was as follows:

	Years Ended December 31,
	2001	2002	2003
Goodwill amortization—Swedish GAAP	19.7	19.7	19.8
Goodwill amortization—US GAAP	(10.2)	—	—
Identifiable intangible amortization—US GAAP	(35.8)	(32.8)	(32.8)

Total	(26.3)	(13.1)	(13.0)

The impact on shareholders’ equity was as follows:

	December 31,
	2002	2003
Goodwill, net—Swedish GAAP	(335.3)	(315.5)
Goodwill, net—US GAAP	189.5	189.5
Identifiable intangibles, net—US GAAP	111.1	78.4

Total	(34.7)	(47.6)

Acquisition of Allgon

Effective March 31, 2003, the Group acquired Allgon in an acquisition accounted for using the purchase method. In accordance with Swedish GAAP, acquired in-process research and development is not separately identified but rather is included within goodwill. Under US GAAP, a portion of the purchase price would be allocated to certain intangibles, including in-process research and development, acquired as part of the acquisition.

Under US GAAP, the excess of the purchase over the net assets acquired exceeded such amount determined for Swedish GAAP primarily due to a difference in the way the consideration is determined. In accordance with RR1:00 of Swedish GAAP, which LGP Allgon adopted in 2002, when a company makes an acquisition by issuing its own shares, the consideration is determined based on the fair value of the issued shares at the time the transaction is consummated. In accordance with US GAAP, such consideration is determined based on the fair value of the underlying shares for a reasonable period before and after the terms of the transaction are agreed to and publicly announced. This difference resulted in consideration for US GAAP exceeding consideration for Swedish GAAP by 204.1.

The adjustments for US GAAP reflect (1) the difference in the way consideration is determined; (2) the allocation of a portion of the purchase price to acquired in-process research and development as well as other identifiable intangible assets; (3) the immediate write-off of acquired in-process research and development; (4) the amortization of the other identifiable intangible assets with useful lives ranging from five to ten years; and (5) the discontinuation of goodwill amortization for US GAAP purposes subsequent to 2001.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The US GAAP adjustments recorded to goodwill and purchased intangible assets on net loss and shareholders’ equity were as follows:

The impact on net loss was as follows:

	Years Ended December 31,
	2001	2002	2003
Goodwill amortization—Swedish GAAP	—	—	3.2
Identifiable intangible amortization—US GAAP	—	—	(26.4)
IPR&D write-off—US GAAP	—	—	(39.2)
Purchase price basis differences	—	—	(4.5)

Total	—	—	(66.9)

The impact on shareholders’ equity was as follows:

	December 31,
	2002	2003
Goodwill, net—Swedish GAAP	—	(22.0)
Goodwill, net—US GAAP	—	2.8
Identifiable intangibles, net—US GAAP	—	157.6

Total	—	138.4

(f)    Deferred taxes

The difference between Swedish GAAP and US GAAP with regards to deferred taxes relates to the adjustments identified above, with the exception of the adjustments to goodwill and purchased intangible assets which are not tax deductible.

Supplemental US GAAP disclosures:

Comprehensive Income (Loss)

Comprehensive income (loss) under US GAAP is as follows:

	Years Ended December 31,
	2001	2002	2003
Net loss in accordance with US GAAP	(121.3)	(13.5)	(207.9)
Other comprehensive income (loss), net of tax—currency translation differences	6.2	(6.9)	(21.6)

Comprehensive loss in accordance with US GAAP	(115.1)	(20.4)	(229.5)

Stock-based Compensation

For US GAAP purposes, LGP Allgon accounts for stock-based compensation awards using the intrinsic value method prescribed under APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, compensation cost for US GAAP purposes is only recorded to the extent that the quoted market price at the grant date exceeds the amount the employee must pay to acquire the stock. For

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Swedish GAAP purposes, LGP Allgon applies a similar accounting principle. Consequently, there is no difference between Swedish GAAP and US GAAP with respect to the accounting for stock-based compensation. No compensation expense has been reflected in the consolidated statements of operations because the exercise price of the options granted in the 2000 and 2001 option programs exceeded the quoted market value of the underlying stock at the grant dates.

Allowance for Bad Debts

The change in allowance for bad debts for the years ended December 31, 2001, 2002 and 2003 was as follows:

	Balance At Beginning Of Period	Charged To Costs And Expenses	Charged To Other Accounts (1)	Write-Offs Of Bad Debts	Balance At End Of Period
2001	0.5	1.0	—	(0.3)	1.2
2002	1.2	2.7	—	(0.1)	3.8
2003	3.8	4.1	8.1	(0.5)	15.5
(1)	Amounts acquired in purchase business combinations.

New US Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS 146 effective January 1, 2003 and such adoption did not have a material impact on the consolidated financial statements. All restructuring charges recognized during the year ended December 31, 2003 have been recorded in accordance with the requirements of SFAS 146.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (“FIN 45”). FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 during the year ended December 31, 2003 did not have a material effect on LGP Allgon’s consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. LGP Allgon believes that this new guidance will not have a material impact on its consolidated financial statements for the year ending December 31, 2004.

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. LGP Allgon adopted the provisions of FIN 46 effective February 1, 2003 and such adoption did not have a material impact on its consolidated financial statements since it currently has no variable interest entities. With respect to variable interest entities created before January 31, 2003, in December 2003 the FASB issued FIN 46(R) which, among other things, revised the implementation date to first fiscal years or interim periods ending after March 15, 2004, with the exception of Special Purpose Entities (“SPE”). The consolidation requirements apply to all SPE’s in the first fiscal year or interim period ending after December 15, 2003. LGP Allgon adopted the provisions of FIN 46(R) effective January 1, 2004 and such adoption did not have a material impact on its consolidated financial statements since it currently has no SPE’s.

In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003. LGP Allgon adopted the provisions of SFAS 149 effective in 2003 and such adoption did not have a material impact on its consolidated financial statements.

In May 2003, FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

•	a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

•	a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

•	a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer’s equity shares, or (3) variations inversely related to changes in the fair value of the issuer’s equity shares.

In November 2003, FASB issued FASB Staff Position No. 150-3 (“FSS 150-3”) which deferred the effective dates for applying certain provisions of SFAS 150 related to mandatorily redeemable financial instruments of certain non-public entities and certain mandatorily redeemable non-controlling interests for public and non-public companies. For public entities, SFAS 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. For mandatorily redeemable non-controlling interests that

LGP ALLGON HOLDING AB

(Formerly LGP Telecom Holding AB)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

would not have to be classified as liabilities by a subsidiary under the exception in paragraph 9 of SFAS 150, but would be classified as liabilities by the parent, the classification and measurement provisions of SFAS 150 are deferred indefinitely. For other mandatorily redeemable non-controlling interests that were issued before November 4, 2003, the measurement provisions of SFAS 150 are deferred indefinitely. For those instruments, the measurement guidance for redeemable shares and non-controlling interests in other literature shall apply during the deferral period.

LGP Allgon adopted the provisions of SFAS 150 in 2003 and such adoption did not have a material impact on its consolidated financial statements.

ALLGON AB

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Amounts in millions of Swedish kronor (MSEK)

	Note	Three Months Ended March 31, 2003
		(unaudited)
Net sales	2	228
Cost of goods sold		-174

Gross profit		54

Selling expenses		-24
Administrative expenses		-14
Research and development expenses		-28
Other operating income		2
Items affecting comparability	3	4

Operating loss		-6

Financial items		-5

Loss after financial items		-11

Income taxes		1
Minority interest		-1

Net loss for the period		-11

Net loss per share, SEK	Basic and diluted	-0.36

Weighted-average number of shares outstanding, thousands	Basic and diluted	29,266

Number of shares outstanding at the end of period, thousands		29,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLGON AB

CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts in millions of Swedish kronor (MSEK)

	Note	March 31, 2003
		(unaudited)
Assets

Intangible fixed assets		32
Tangible fixed assets		330
Financial fixed assets		89
Inventories		229
Current receivables		270
Cash and bank		71

Total assets		1,021

Shareholders’ equity and liabilities

Shareholders’ equity	4	440
Minority interest		5
Provisions		161
Long-term liabilities		152
Current liabilities		263

Total shareholders’ equity and liabilities		1,021

Pledged assets	5	300
Contingent liabilities		20

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLGON AB

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

Amounts in millions of Swedish kronor (MSEK)

Three Months Ended March 31, 2003
(unaudited)
Cash flow analysis

Cash flow from current operations before changes in working capital	-46
Change in working capital	-3

Cash flow from current operations	-49

Cash flow from investment operations	-10

Cash flow before financial operations	-59

Cash flow from financial operations	39

The period’s cash flow	-20

Cash and cash equivalents at the beginning of the period	58
Cash and cash equivalents at the end of the period	38

Net decrease in cash and cash equivalents	-20

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLGON AB

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in millions of Swedish Kronor (MSEK) Unless otherwise noted.

Note 1.    Accounting principles

The interim condensed consolidated financial statements of Allgon AB (“Allgon” or the “Group”), have been prepared in accordance with the Swedish Financial Accounting Standard Council’s recommendation on interim reporting (RR20). The condensed consolidated financial statements are based on the same accounting policies as the 2002 consolidated financial statements and on the recommendations from the Swedish Financial Accounting Standards Council that came into effect on January 1, 2003. The adoption of these new recommendations has been adopted prospectively and did not result in significant changes to the condensed consolidated financial statements.

Note 2.    Net sales

Net sales by business area and geographic market for the three months ended March 31, 2003 were as follows:

Net sales by business area:

Telecom	228

Total	228

Net sales by geographic market:

Europe	115
North and South America	80
Asia	31
Other	2

Total	228

Note 3.    Items affecting comparability

Items affecting comparability for the three months ended March 31, 2003 were as follows:

Reversal of provisions related to 2001 sale of Wireless Solutions	18
Bid costs attributable to LGP Telecom Holdings AB’s offer to Allgon shareholders	-14

Total	4

Note 4.    Change in consolidated equity

March 31, 2003
Equity brought forward in accordance with the balance sheet at December 31	453
Translation difference	-2
Net loss for the period	-11

Equity carried forward in accordance with the balance sheet at March 31	440

ALLGON AB

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.    Pledged assets

The pledged assets of 150 consist of land and building pledged and 150 consists of chattel mortgage as a security to a credit institution.

Note 6.    Accounting Principles Generally Accepted in the United States of America

The accompanying unaudited condensed consolidated financial statements of Allgon (“the Company”) have been prepared in accordance with generally accepted accounting principles in Sweden for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

The condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, together with management’s discussion and analysis of financial condition and results of operations. The results of operations for the period ended March 31, 2003 is not necessarily indicative of the results for the year ending December 31, 2003 or any future interim period.

Allgon’s condensed consolidated financial statements for the three months ended March 31, 2003 have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”). Swedish GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation of differences as they relate to the Company between Swedish GAAP and US GAAP relating to net loss and shareholders’ equity follows:

Three Months Ended March 31, 2003
Reported net loss in accordance with Swedish GAAP	-10.6
Goodwill(a)	0.7
Internal use software(b)	-0.2
Capitalized interest costs(c)	-0.1
Foreign exchange contracts(d)	-1.0
SPP refund receivables(e)	0.2
Capitalized development costs(f)	-0.6
Tax effect of US GAAP adjustments(g)	0.5

Net loss in accordance with US GAAP	-11.1

Basic and diluted net loss per share (SEK)	-0.38

Basic and diluted weighted-average shares outstanding (in thousands SEK)	29,266

Reported shareholders’ equity in accordance with Swedish GAAP	440.0
Goodwill amortization/write down(a)	2.9
Internal use software(b)	0.1
Capitalized interest costs(c)	7.8
Foreign exchange contracts(d)	0.2
SPP refund receivables(e)	-2.0
Capitalized development costs(f)	-30.6
Tax effect of US GAAP adjustments(g)	6.9

Shareholders’ equity in accordance with US GAAP	425.3

ALLGON AB

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a)  Goodwill amortization/write down

Financial Accounting Standards Board No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that goodwill be tested for impairment at least annually at the reporting unit level, or whenever impairment indicators require. The adoption of this statement for US GAAP purposes on January 1, 2002, did not result in an impairment of goodwill and resulted in the Company discontinuing the amortization of goodwill for US GAAP purposes.

(b)  Internal use software

Prior to January 1, 2002 Swedish GAAP permitted expensing all costs associated with the purchase and development of software used for internal use purposes. AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), requires costs that are incurred in the preliminary project stage to be expensed as incurred. Once certain criteria relating to the development of the software have been met, external direct costs of materials and services consumed should be capitalized. It is not permitted to capitalize costs incurred in the preliminary stage once the project has moved into the development stage. Once the internal use software enters service, the amounts capitalized are amortized over the useful economic life of the asset. All US GAAP adjustments for internal use software relate to amortization of amounts that would have been capitalized under US GAAP prior to January 1, 2002. No additional adjustments were required for costs incurred subsequent to January 1, 2002 since Swedish GAAP did not differ significantly from US GAAP.

(c)  Capitalized interest costs

In accordance with Swedish GAAP, the Company has not capitalized interest expense incurred in connection with the financing of the construction of tangible fixed assets. Under US GAAP, interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest is amortized over the estimated useful life of the asset as part of the depreciation charge.

(d)  Foreign exchange contracts

The Company applies hedge accounting in accordance with Swedish GAAP. Pursuant to Swedish GAAP, all foreign exchange forward contracts that are entered into in order to reduce foreign exchange exposure related to forecasted commercial cash flows qualify for hedge accounting treatment. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), the Company may qualify for hedge accounting treatment only if it meets certain rigorous documentation criteria. The Company has elected not to apply such hedge accounting and, therefore, all outstanding derivatives are recognized at fair value in the US GAAP balance sheets and all changes in fair value are recognized in earnings.

(e)  SPP refund receivable

Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for both Swedish GAAP and US GAAP. In 1998, the plan administrator, a Swedish insurance company named SPP (now named Alecta), announced a significant surplus in the plan and that the surplus would be refunded to plan participants. In 2000, refund terms were announced, which included an initial cash payment based on a formula with the remainder refunded either in cash, applied as a reduction against future premiums or made available to be sold to another company. Until the surplus is refunded to the

ALLGON AB

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

participating companies, it remains the legal property of the pension plan. In 2000, under Swedish GAAP, the remaining refundable amount not initially received in cash was recorded as income and a receivable at its net present value. For US GAAP, such remaining refundable amount is recognized when realized in the form of either cash received, in the form of a reduction in current required pension contributions, or when sold to another company.

Under Swedish GAAP, the remaining refundable amount was recognized as an asset as part of the net assets of the Company that were acquired effective March 31, 2003. Such accounting treatment differs from the accounting treatment under US GAAP, where any refunds under a defined contribution plan are recognized as income in the period when the refund can actually be utilized. Thus, under US GAAP, no asset for this refund was recognized in connection with the acquisition of Allgon AB.

(f)  Capitalized development costs

Under Swedish GAAP, prior to 2002, research and development costs were not required to be capitalised. Following the adoption of RR 15 in 2002, product development costs associated with the creation of intangible assets are capitalized if the following can be demonstrated (i) the technical feasibility of completing the intangible asset, (ii) the intention to complete it, (iii) the ability to use or sell the intangible asset, (iv) how the asset will generate future economic benefits, and (v) the ability to measure reliably the expenditure attributable to the intangible asset during the development.

US GAAP requires that research and development costs be expensed as incurred, except for certain costs associated with the development of software

(g)  Tax effect of US GAAP adjustments

The difference between Swedish GAAP and US GAAP with regards to deferred taxes relates to the adjustments identified above, with the exception of the adjustments to goodwill that are not tax deductible.

Supplemental US GAAP disclosures:

Comprehensive Income (Loss)

Swedish GAAP does not require the presentation of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is required to be presented under US GAAP is as follows:

Three Months Ended March 31, 2003
Net loss in accordance with US GAAP	-11.1
Other comprehensive income (loss), net of tax—currency translation adjustments	-2.0

Comprehensive income (loss) in accordance with US GAAP	-13.1

Stock-based Compensation

For US GAAP purposes, the Company accounts for stock-based compensation awards using the intrinsic value method prescribed under APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, compensation cost for US GAAP purposes is only recorded to the extent that the quoted market price at the grant date exceeds the amount the employee must pay to acquire the stock. For

ALLGON AB

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Swedish GAAP purposes, the Company applies a similar accounting principle. Consequently, there is no difference between Swedish GAAP and US GAAP with respect to the accounting for stock-based compensation. No compensation expense has been reflected in the condensed consolidated income statement because the exercise price of the options granted in the Company’s option programs exceeded the quoted market value of the underlying stock at the grant dates.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue 00-21 Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under US GAAP.

Note 7.    Subsequent Event

Effective March 31, 2003, Allgon AB was acquired by LGP Telecom Holding AB in a tender offer, in which Allgon shareholders received 0.77 shares of LGP Telecom Holding AB for each share of category A and 0.70 shares of LGP Telecom Holding AB for each share of category B of Allgon AB common stock.

ANNEX A

OPINION OF POWERWAVE FINANCIAL ADVISOR

November 30, 2003

Board of Directors

Powerwave Technologies, Inc.

1801 E. St. Andrew Place

Santa Ana, CA 92705

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Board of Directors of Powerwave Technologies, Inc., a Delaware corporation (“Powerwave”) in connection with Powerwave’s proposed exchange offer (the “Exchange Offer”) for up to all of the shares issued and outstanding as of November 30, 2003 (the “Company Shares”), of LGP Allgon Holding AB, a company organized under the laws of Sweden (the “Company”), pursuant to the expected commencement of a public exchange offer (the “Transaction”). As more fully described in the Offer Related Documents (as defined below), and subject to the terms and conditions contained therein, the Offer Related Documents provide for the exchange of Company Shares for Powerwave common stock, at an exchange ratio of 1.1000 shares of Powerwave common stock for each Company Share (the “Exchange Ratio”), up to a maximum aggregate of 54.6 million shares of Powerwave common stock. The terms of the Offer Related Documents also provide that holders of Company Shares may elect to receive cash upon exchange of their shares in lieu of Powerwave common stock, in an amount equal to SEK 61.87 per share (approximately $8.20 based on the SEK/USD exchange rate of 7.550 as of November 28, 2003), up to a maximum aggregate amount of $125 million. The aggregate amount of the cash and stock consideration proposed to be paid by Powerwave to holders of Company Shares in the Transaction as described in the Offer Related Documents is herein collectively referred to as the “Consideration”. The Exchange Offer is subject to a number of conditions, including that the Exchange Offer is accepted, pursuant to the terms of the Offer Related Documents, to such an extent that Powerwave becomes the owner of more than 90% of the Company Shares (and the voting power represented thereby) and that Powerwave stockholders approve the issuance of Powerwave common stock in the Transaction and an amendment to Powerwave’s Certificate of Incorporation to increase the authorized number of shares of Powerwave common stock. As used herein, “Offer Related Documents” shall mean, collectively, (i) the press release announcing the Transaction and setting forth the terms of the Transaction, provided to us on the date hereof and released on December 1, 2003, (ii) the agreement entered into by and between Powerwave and the Company, dated November 30, 2003, regarding, among other things, non-solicitation, (iii) the option agreements, dated November 30, 2003, entered into between Powerwave and each of Dag Tigerschiöld, members of the Gottschlich family, and certain Skanditek group parties, pursuant to which such shareholders agree, subject to certain conditions, to exchange their Company Shares for Powerwave common stock and (iv) the lock-up agreements, dated November 30, 2003, entered into between Powerwave and each of Dag Tigerschiöld, members of the Gottschlich family, and certain Skanditek group parties, pursuant to which such shareholders agree, subject to certain conditions, not to dispose of the Powerwave shares they receive in the Transaction for a period of six months following the commencement of settlement of the Consideration of the Exchange Offer, subject to the terms set forth therein.

You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to Powerwave of the Consideration to be paid to the shareholders of the Company.

In connection with Deutsche Bank’s role as financial advisor to the Board of Directors of Powerwave, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and Powerwave and certain internal analyses and other information prepared and furnished to it by the Company and Powerwave. Deutsche Bank has also held discussions with members of the senior management of each of the Company and Powerwave regarding the businesses and prospects of their respective companies and the joint prospects of the combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company Shares and Powerwave’s common stock, (ii) compared certain financial and stock market information for the Company and Powerwave with similar information for selected companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent similar transactions which it deemed comparable in whole or in part, (iv) reviewed the pro forma impact of the Transaction on Powerwave’s earnings per share, (v) reviewed the Offer Related Documents, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, the accuracy or completeness of any information, whether publicly available or furnished to it, concerning the Company or Powerwave, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Deutsche Bank has also relied upon, without independent verification, the assessment by the management of the Company and Powerwave of their respective technology and products, and the integration of Powerwave’s technology with the Company’s technology and the timing of introduction of future products incorporating such technology. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information (and, for certain of the information, the English language translations thereof) and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Powerwave. With respect to the Company, Deutsche Bank has been furnished with financial statements and data indicated to have been prepared in accordance with Swedish generally accepted accounting principles (“GAAP”). Deutsche Bank has, with your concurrence, relied upon such information in preparing its opinion, made no independent review, reconciliation or investigation of differences, or the materiality thereof, that may exist between Swedish GAAP and United States GAAP, and makes no representation as to the effect such differences, if any, might have on the comparability of such information for purposes of its analyses. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, strategic or other information regarding operating efficiencies and financial synergies expected by Powerwave and the Company to be achieved as a result of the Transaction (collectively, the “Synergies”), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Powerwave, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no opinion as to the reasonableness of any financial data or estimates, forecasts or projections, including the Synergies, or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed that all necessary conditions to the obligations of each of Powerwave and the Company to consummate the Transaction will be satisfied, without any waiver thereof, resulting in the acquisition of all the outstanding Company Shares. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Powerwave or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would be materially adverse to Powerwave or the Company or materially reduce the contemplated benefits of the Transaction to Powerwave. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of Powerwave and the Company.

Deutsche Bank’s opinion speaks only as of the date hereof, is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it, or otherwise used, as of the date hereof, and is without regard to any market, economic, financial, currency exchange, legal or other circumstances or event of any kind or nature which may exist or occur after such date. Deutsche Bank has not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and does not have any obligation to update, revise or reaffirm this opinion.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Powerwave and is not a recommendation to the stockholders of Powerwave to approve the Transaction, including the issuance of shares of Powerwave common stock in the Transaction and an amendment to Powerwave’s Certificate of Incorporation to increase the authorized number of shares of Powerwave common stock. This opinion is limited to the fairness, from a financial point of view, to Powerwave of the Consideration to be paid to the shareholders of the Company, and does not address any other term or agreement relating to the Transaction or the ability of Powerwave to finance or otherwise successfully consummate the Transaction. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Powerwave to engage in the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to Powerwave in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking services to Powerwave and the Company or their affiliates for which it has received compensation, including the issuance of Powerwave’s convertible debt on July 18, 2003. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Powerwave and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations and, we have informed you, as of the date hereof, of the amount of Powerwave securities which the DB Group holds.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration to be paid to the holders of the Company Shares is fair, from a financial point of view, to Powerwave.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

ANNEX B

OPINION OF LGP ALLGON

FINANCIAL ADVISOR

Board of Directors

LGP Allgon Holding AB

Antennvägen 6

SE-187 80 Täby

Sweden

November 30, 2003

Members of the Board of Directors:

LGP Allgon Holding AB (the “Company”) and Powerwave Technologies, Inc. (the “Acquirer”) propose to effect a combination (the “Transaction”) of their respective companies by Acquirer making an exchange offer (the “Offer”) for the ordinary shares, par value SEK 1.00 per share, of the Company (the “Company Shares”), in which each Company Share acquired in the Offer would be exchanged for 1.1000 ordinary shares (the “Exchange Ratio”) of the Acquirer (the “Acquirer Shares”) upon the terms set out in an announcement (the “Announcement”) proposed to be made on December 1, 2003. Under the Offer, the Acquirer will offer holders of the Company Shares a cash alternative to the number of the Acquirer Shares to which they would otherwise become entitled, subject to a maximum aggregate amount of US$125.0 million.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

In arriving at the opinion set out below, we have, among other things:

1.	Reviewed certain publicly available business and financial information relating to the Company and the Acquirer that we deemed to be relevant;

2.	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquirer, as well as the amount and timing of the cost savings and related expenses expected to result from the Transaction (the “Expected Synergies”) furnished to us by the Company and the Acquirer, respectively;

3.	Conducted discussions with members of senior management of the Company and the Acquirer concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the Expected Synergies;

4.	Reviewed the market prices and valuation multiples for the Company Shares and the Acquirer Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

5.	Reviewed the results of operations of the Company and the Acquirer and compared them with those of certain publicly traded companies that we deemed to be relevant;

6.	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

7.	Participated in certain discussions and negotiations among representatives of the Company and the Acquirer and their financial and legal advisers;

8.	Reviewed the potential pro forma impact of the Transaction; and

9.	Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

B-1

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquirer nor have we evaluated the solvency or fair value of the Company or the Acquirer under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquirer. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquirer, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or the Acquirer’s management as to the expected future financial performance of the Company or the Acquirer, as the case may be, and the Expected Synergies.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

In connection with the preparation of this opinion, we have not been authorised by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial adviser to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently acting as financial adviser to the Company in connection with the Transaction and have, in the past, provided financial advisory and financing services to the Acquirer and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the Acquirer Shares and other securities of the Acquirer, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is solely for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and shall not be used for any other purpose. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, the Acquirer or any other party. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch International or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch International.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should accept the Offer. We are not expressing any opinion as to the prices at which the Company Shares or the Acquirer Shares will trade following the announcement or consummation of the Transaction.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date of this letter, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

Yours faithfully,

MERRILL LYNCH INTERNATIONAL

B-2

ANNEX C

NON-SOLICITATION AGREEMENT

This agreement (this “Agreement”) has, on the date hereof, been entered into by and between

(A)  LGP Allgon Holding AB (556346 – 2620), a company duly organised and existing under the laws of Sweden and having offices at Antennvägen 6, SE – 187 80 Täby, Sweden (the “Company”); and

(B)  Powerwave Technologies, Inc., a company duly organised and existing under the laws of the State of Delaware and having offices at 1801 E. St. Andrew Place, Santa Ana, CA 92705, USA (the “Offeror”).

The Company and the Offeror are also referred to as “Party” or, collectively, “Parties”.

WHEREAS the Offeror and the Company believe that a combination of their respective businesses will create a world-wide leader in design and manufacture of a broad suite of wireless infrastructure products and result in a broad coverage of both the US and the European markets. A combined company will offer the opportunity to realise significant strategic and cost saving benefits. A combination will improve the companies’ ability to generate long term growth and shareholder value and will give the shareholders of both companies the opportunity to participate in the significant potential strategic and financial benefits expected to result from the combination;

WHEREAS the transaction is intended to be implemented by way of a tender offer (the “Offer”) by the Offeror for all the outstanding shares (the “Shares”) in the Company (the “Transaction”), in accordance with the draft press release enclosed hereto as Exhibit A;

WHEREAS as a condition to the Offeror’s willingness to commence the Offer, the Offeror has required that the Company enter into, and the Company has agreed to enter into, this Agreement;

WHEREAS this Agreement will be available to the public, inter alia as a result of its being filed by Offeror with the U.S. Securities and Exchange Commission and being a part of the prospectus in relation to the Offer; and

WHEREAS the Parties have a joint interest to make the Transaction possible and have therefore agreed as follows.

1.    Implementation of the Transaction

As outlined above, the Parties believe that it is in the best interest of both Parties and of their respective shareholders, to implement the Transaction. Each Party therefore undertakes, to the extent permissible under applicable law and stock exchange rules and regulations, to take any reasonable and necessary actions and measures in order to facilitate and make possible the completion of the Transaction. As a result of the above, the Parties shall inter alia, where any exemption, approval or similar from any authority or other regulatory entity is necessary in order to fulfil any obligation of the Parties under this Agreement, make all necessary filings, submissions, applications or similar and take all other reasonable actions in order to obtain such exemption or approval.

2.    Terms of the Transaction

The terms and conditions of the Transaction are set forth in the aforementioned Exhibit A, which exhibit is incorporated herein by reference. The Board of Directors of each of Offeror and the Company has unanimously approved the Transaction and agreed to recommend the Transaction to the respective shareholders of the Offeror and the Company.

3.    Exclusivity Period

3.1  Each Party agrees to deal exclusively with the other Party, pursuant to the principles set out in this Agreement, for the period (the “Exclusivity Period”) commencing on the date hereof and ending on the earliest of (i) June 30, 2004, and (ii) the date the Offeror completes or withdraws the Offer. Accordingly, each Party will immediately cease and cause to be terminated any existing discussions or negotiations with any parties other than the other Party during the Exclusivity Period with respect to any potential Acquisition Proposal (as defined in section 3.2 (ii) below).

3.2  Neither of the Parties, nor any of their representatives (including but not limited to its directors, officers, affiliates, employees, advisors and counsel) will during the Exclusivity Period, without the other Party’s prior written consent:

(i)  take any act, directly or indirectly, which is intended to in any way adversely affect the ability to successfully complete the Transaction on or before June 30, 2004; or

(ii)  directly or indirectly, make, solicit, initiate or encourage enquiries from, or the submission of proposals or offers from, any other person, corporation, partnership or other business organisation whatsoever (including any of its officers, employees or representatives) relating to any acquisition of any of the shares or other equity-related financial instruments issued by any of the Parties or any recapitalisation, merger, asset sale or non-ordinary course license or other business combination or acquisition of all or a material portion of the assets of any of the Parties or any of its subsidiaries or any other similar transaction involving a Party or any of its subsidiaries (each an “Acquisition Proposal”) or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with or facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing.

4.    Unsolicited Offers

4.1  Nothing in this Agreement shall prevent either of the Parties from responding to a bona fide written unsolicited offer or proposal relating to a Company Superior Acquisition Proposal or an Offeror Superior Acquisition Proposal (as defined in sections 4.6 and 4.7 below), for which financing, to the extent required, is then committed or is capable of being obtained (as determined in good faith by the relevant Party’s Board of Directors after consultation with its financial and other advisors), made by a third party after the date hereof and which does not result from a breach of this Agreement if, and to the extent that, in the judgement of the Board of Directors of such Party acting in good faith and after consultation with its financial and legal advisors the failure to do so would be in breach of the fiduciary duties of the Board of Directors of such Party under applicable law or stock exchange rules and regulations.

4.2  Nothing in this Agreement will prevent the Board of Directors of any of the Parties from responding to a publicly announced Acquisition Proposal to the extent such response is required under applicable law or stock exchange rules and regulations.

4.3  To the extent permissible under applicable law and stock exchange rules and regulations the Parties make the following undertakings. Each Party will, as soon as practicable (but in no event later than 24 hours) following receipt thereof, provide notice to the other Party of any written Acquisition Proposal or any request for non-public information relating to, or for access to the properties, books or records of a Party or its subsidiaries in connection with such an Acquisition Proposal. Such notice to the other Party shall include a copy of any such written Acquisition Proposal (identifying the third party) and provide information related to the proposed transaction structure, form and amount of consideration and material conditions, and will provide or will be supplemented by such other details of the proposal or request as the other Party may reasonably request. Any information provided to a third party will be subject to a confidentiality agreement, the terms of which shall be no less restrictive than the Confidentiality Agreement, dated as of July 22, 2003, between the Parties (the “Confidentiality Agreement”). Any information provided to a third party that was not previously provided to the other Party shall be provided to such Party at the time it is provided to the third party. The Party receiving information pursuant to this paragraph, agrees that such information will be subject to the Confidentiality Agreement. The Parties shall, as soon as practicable, where any exemption or approval or similar from any authority or other regulatory entity is necessary in order to fulfil any of the obligations in this paragraph, make all necessary filings, submissions, applications or similar and take all other reasonable actions in order to obtain such exemption or approval.

4.4  If at any time during the Exclusivity Period the Company gives notice to the Offeror of any Company Superior Acquisition Proposal, as defined in section 4.6 below, the Parties shall negotiate in good faith during a period of five business days following such notice, for the purpose of affording a possibility to complete the Transaction by agreeing on a revised offer on terms which the Company’s Board of Directors determines, based on advice from the Company’s financial and legal advisors, are at least as favourable to the Company’s shareholders as the Company Superior Acquisition Proposal.

4.5  If at any time during the Exclusivity Period the Offeror gives notice to the Company of any Acquisition Proposal in respect of the Offeror not being an Offeror Superior Acquisition Proposal, as defined in section 4.7 below, the Parties shall negotiate in good faith during a period of five business days following such notice, for the purpose of affording a possibility to complete the Transaction by agreeing on a revised offer on terms which the Company’s Board of Directors determines, based on advise from the Company’s financial and legal advisors, will not put the Company’s shareholders in a less favourable financial position than if the Acquisition Proposal had not been made.

4.6  For purposes of this Agreement, a “Company Superior Acquisition Proposal” means an unsolicited bona fide written Acquisition Proposal in respect of the Company which, in the judgement of the Board of Directors of the Company, acting in good faith and after consultation with its financial and legal advisors, is financially superior to the Company’s shareholders compared to the Transaction.

4.7  For purposes of this Agreement, an “Offeror Superior Acquisition Proposal” means an unsolicited bona fide written Acquisition Proposal in respect of the Offeror which, in the judgement of the Board of Directors of the Offeror, acting in good faith and after consultation with its financial and legal advisors, will not put the Company’s shareholders in a less favourable financial position than if the Offeror Superior Acquisition Proposal had not been made.

5.    Reimbursement Fee

If:

a)  any Party violates this Agreement in any material respect, provided that such violation has not been rectified by the breaching Party within two business days after rectification has been requested by the other Party; or

b)  the Board of Directors of any Party withdraws or materially adversely modifies its recommendation to its shareholders (with respect to Offeror, the recommendation to the shareholders to approve the issuance of its Common Stock in the Transaction and the amendment to its Certification of Incorporation to increase its authorized shares of Common Stock, and with respect to the Company, the recommendation to the shareholders to accept the Offer), provided that such withdrawal or adverse modification is not the result of either (i) such Party becoming aware that any information made public by the other Party in any material respect is incorrect or misleading, or that any material fact which should have been made public by the other Party has not been made public; or (ii) a “Material Adverse Effect” with respect to the other Party, as defined here below; such Party shall be required to pay to the other Party a reimbursement of US$ 4 million, which amount represents a reasonable estimate of the amount necessary to compensate the other Party for all costs and expenses that such Party has incurred in connection with the Transaction, including without limitation (A) the expenses incurred in connection with the authorization, negotiation, preparation, execution and completion of the Transaction, the preparation, printing, filing and mailing of any disclosure documents, the solicitation of shareholder approvals and all other matters related to the Transaction and (B) other costs incurred by a Party by virtue of dedicating significant management and board attention to the investigation, negotiation and other matters relating to the Transaction. The Parties agree that such reimbursement shall be the sole and exclusive remedy of the Parties in the situations described in (a) and (b) above.

Material Adverse Effect shall for the purpose of this Agreement mean any event (an “Effect”) that materially negatively affects the other Party’s liquidity or results; provided, however, that, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any change in the other Party’s share price or trading volume in and of itself, (B) any failure by the other Party to meet revenue or earnings projections in and of itself, (C) any Effect that results from conditions affecting the wireless communications industry generally or the economy of any country where the other Party’s has conducted operations generally, (D) any Effect that results from conditions affecting general worldwide economic, business or capital market conditions, (E) any Effect that results from changes in applicable laws after the date hereof, or (F) any Effect resulting from an outbreak or escalation of hostilities involving the United States or Sweden, the declaration by the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism (except any such acts specifically aimed at the other Party’s business).

6.    Investor Relations

Nothing in this Agreement shall be interpreted as prohibiting any Party and its representatives from engaging during the Exclusivity Period in normal course investor relations activities consistent with past practice including, without limitation, by issuing press releases in respect of business activities, financial results, reserve reports and other corporate developments or which are otherwise required by applicable law or stock exchange rules and regulations, or by participating in investor relation meetings and discussions with analysts and/or institutional shareholders provided such Party’s representatives in any such meetings or discussions do not in fact solicit the making of any Acquisition Proposal in any such meetings or discussions.

7.    Confidentiality

The Parties acknowledge that this Agreement and the discussions between the Parties can not remain confidential and are not subject to the confidentiality agreement between the Parties dated July 22, 2003. Further, this Agreement shall be made public to the extent required by applicable law or stock exchange rules and regulations.

8.    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Sweden without giving effect to any choice of law rule that would cause the application of the laws of any other jurisdiction.

9.    Arbitration

Any dispute, claim or controversy, arising out of or relating to this Agreement, shall be referred to and finally settled by arbitration by three arbitrators in accordance with the arbitration rules of the London Court of International Arbitration. The Offeror shall nominate one arbitrator and the Company shall nominate one arbitrator, and the two Party nominated arbitrators shall nominate the third arbitrator, who shall act as chair of the tribunal. The arbitration proceedings shall take place in London, England, and shall be conducted in the English language.

This Agreement has been prepared in two originals, of which the Parties have taken one each.

November 30, 2003

POWERWAVE TECHNOLOGIES, INC.	LGP ALLGON HOLDING AB

/s/ BRUCE C. EDWARDS	/s/ BENGT BROMAN

Bruce C. Edwards President and Chief Executive Officer	Bengt Broman President

/s/ DAG TIGERSCHIÖLD

Dag Tigerschiöld Chairman

EXHIBIT A

(Reference is hereby made to the English translation of the joint press release issued by Powerwave and LGP Allgon in Sweden, dated December 1, 2003 filed pursuant to Rule 425 of the Securities Act of 1933, as amended)

ANNEX D

FORM OF OPTION AGREEMENT

This option agreement (the “Option Agreement”) dated as of November 30, 2003 has been entered into by and between

(A)                 , (                ), (the “Option Issuer”); and

(B) Powerwave Technologies, Inc. (the “Option Holder”).

WHEREAS the Option Issuer is the owner of              shares in LGP Allgon Holding AB (556346 – 2620), (the “Company”). These shares, together with any other shares of the Company acquired by the Option Issuer after the date of this Option Agreement until the right to purchase the Shares is exercised by the Option Holder, shall for the purpose of this Option Agreement constitute the “Shares”;

WHEREAS the Option Holder shall publicly announce an offer for all of the shares of the Company on December 1, 2003 (the “Offer”) pursuant to which the Option Holder will offer the shareholders of the Company, inter alia, to exchange each of their Company shares tendered for 1.1 newly issued shares in the Option Holder.

WHEREAS the Option Holder has required that the Option Issuer grants to the Option Holder the right (an option) to purchase, subject to the conditions set out herein, the Shares for consideration in the form of newly issued shares in Option Holder.

WHEREAS, the shares of capital stock of the Option Holder which the Option Issuer shall receive as consideration for the shares to be purchased by the Option Holder under this Option Agreement shall be subject to a lock-up period as set forth in the lock-up agreement (the “Lock-Up Agreement”) between the Option Holder and the Option Issuer dated as of the date hereof.

WHEREAS as a condition to the Option Holder’s willingness to commence the Offer, the Option Holder has required the Option Issuer enter into, and the Option Issuer has agreed to enter into, this Option Agreement and the Lock-Up Agreement.

NOW THEREFORE the Option Issuer and the Option Holder (the “Parties”, each a “Party”) have agreed to enter into this Option Agreement.

1.    Option Terms and Conditions

1.1  The Option Issuer hereby grants to the Option Holder the right (an option) to purchase the Shares from the Option Issuer for a consideration which for each Company share corresponds to 1.1 newly issued shares in the Option Holder (the “Consideration Shares”). If the Option Holder exercises its right to purchase the Shares and during a nine month period from the commencement of payment of consideration under the Offer increases the purchase price or if any additional or other consideration or compensation is paid for any shares issued by the Company other than pursuant to compulsory acquisition proceedings under Swedish law, the Option Holder shall pay to the Option Issuer an additional consideration per Share equal to such increase per Company share.

1.2  The right (an option) conferred upon the Option Holder to purchase the Shares from the Option Issuer set out in section 1.1 above is subject to (i) that the recommendation by the board of directors of the Company that the shareholders of the Company accept the Offer has not been withdrawn or materially adversely modified prior to the public announcement by the Option Holder that the Offer is implemented and (ii) that the Option Holder implements the Offer and that the implementation is carried out by a public announcement no later than June 30, 2004.

1.3  The Option Holder shall be entitled to exercise its right to purchase the Shares from the Option Issuer by written notice to the Option Issuer in the period commencing after the expiration of the initial application period of the Offer and ending before the public announcement is made by the Option Holder that the Offer is implemented, whereupon (i) the Option Issuer shall as soon as possible thereafter deliver the Shares to the Option Holder in accordance with the instructions of the Option Holder, and (ii) the Option Holder shall deliver to the Option Issuer the Consideration Shares in accordance with the instructions of the Option Issuer. The ownership to the Shares shall be transferred from the Option Issuer to the Option Holder upon delivery by the Option Holder to the Option Issuer of the Consideration Shares. An exercise of the right (an option) to purchase the Shares shall cover all and not less than all of the Shares.

1.4  The granting of the right (an option) to purchase the Shares and the other undertakings by the Option Issuer set out in this section 1 shall become effective only if the Option Holder makes and announces the Offer, in the form of the enclosed draft press release (Exhibit 1 hereto), on December 1, 2003 and shall automatically terminate on such date the Option Holder announces that it withdraws from the Offer.

2.    Representations and Warranties by the Parties

2.1  The Option Issuer represents and warrants to the Option Holder that as of the date hereof the Option Issuer has valid title to the Shares, and, as of the date of the public announcement by the Option Holder that the Offer is implemented, will have valid title to the Shares. The Option Issuer further represents and warrants to the Option Holder that it has all necessary authority, corporate or otherwise, to enter into this Option Agreement and perform its obligations hereunder.

2.2  The Option Holder represents and warrants to the Option Issuer that it has all necessary authority, corporate or otherwise, to enter into this Option Agreement and perform its obligations hereunder. The Option Holder further represents and warrants that the Option Holder, following the implementation of the Offer and also at the expiration of the calendar year 2004, will be the holder of a total number of Company shares (including the Shares purchased upon exercise of the right (an option) granted in this Option Agreement and any other Company shares purchased at the same time upon exercise of rights (options) granted in other agreements, which in all material respects are identical to this Option Agreement) representing in total more than 50 per cent of the total number of votes in the Company (on a fully diluted basis).

3.    Covenants of the Option Issuer

The Option Issuer agrees that, from the date on which this Option Agreement is signed by both Parties until the Option is exercised or has expired, the Option Issuer shall not cause or permit any Transfer (as defined below) of any of the Shares or enter into any agreement, option or arrangement with respect to a Transfer. For purposes of this Option Agreement, the Option Issuer shall be deemed to have effected a “Transfer” of the Shares if the Option Issuer directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such Shares or any interest therein; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Shares or any interest therein.

4.    Entire Agreement

This Option Agreement constitutes the entire agreement of the Parties hereto in respect of the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings and representations of the Parties in respect of the subject matter hereof.

5.    Notices

Any notices or other communications required or permitted hereunder shall be in writing and will be deemed duly given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission or (ii) confirmed delivery by a standard overnight carrier, addressed at the following addresses (or at such other address as the parties hereto may specify by like notice):

If to Option Holder, to:

Powerwave Technologies, Inc.,

Att. Bruce Edwards,

1801 E. St. Andrew Place,

Santa Ana, CA 92705, USA,

Fax No. +1-714466-5801

If to the Shareholder, to:

6.    Governing Law

The construction, validity and performance of this Option Agreement shall be governed by and construed in accordance with the laws of Sweden, without giving effect to any choice of law rule that would cause the application of the laws of any other jurisdiction.

7.    Arbitration

7.1  Any dispute, controversy or claim arising out of or in connection with this Option Agreement, or the breach, termination or invalidity thereof shall be settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

7.2  The arbitral tribunal shall be composed of three arbitrators who shall be appointed by the Stockholm Chamber of Commerce.

7.3  The place of the arbitration shall be Stockholm, Sweden.

7.4  The language to be used in the arbitral proceedings shall be English, unless otherwise agreed.

7.5  The arbitration costs shall, unless otherwise agreed, be borne by the Option Holder irrespective of the outcome, provided that the Option Issuer’s request for arbitration was not manifestly unfounded, in which event the costs incurred shall be borne by the Option Issuer.

This Option Agreement has been drawn up in two (2) originals, of which one original is being retained by the Option Issuer and one original is being retained by the Option Holder.

November 30, 2003

POWERWAVE TECHNOLOGIES, INC.

Name:	Name:
Title:

ANNEX E

FORM OF LOCK-UP AGREEMENT

This lock-up Agreement (this “Lock-Up Agreement”), dated as of November 30, 2003, has been entered into by and between

(A) Powerwave Technologies, Inc., a company duly organized and existing under the laws of the State of Delaware and having offices at 1801 E. St Andrew Place, Santa Ana, CA 92705, USA, (“Parent”); and

(B)                 , (                ), (the “Shareholder”).

WHEREAS, the Parent and LGP Allgon Holding AB, (556346 – 2620), a company organized under the laws of Sweden (the “Company”), have agreed to a strategic combination transaction, pursuant to which the Parent will effect a tender offer for the Company’s outstanding shares (the “Offer”).

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner or record holder of                  shares of capital stock of the Company and has granted the Parent an option to purchase (the “Option”) these shares and any other shares of the Company acquired by the Shareholder after the date hereof and prior to the Parent exercising the Option as set forth in the option agreement between the Parent and the Shareholder dated as of the date hereof (the “Option Agreement”).

WHEREAS, upon Parent’s exercise of the Option, the Parent will issue to the Shareholder, and the Shareholder will be the beneficial owner or record holder of such number of newly issued shares of Parent Common Stock as the Shareholder shall receive as consideration for the shares sold to the Parent under the Option Agreement (the “Parent Shares”). For the sake of clarity, shares or any other securities relating to the Parent purchased in the market or otherwise acquired by the Shareholder shall not be considered to be Parent Shares.

WHEREAS, as a condition to the Parent’s willingness to commence the Offer, the Parent has required that the Shareholder enter into, and the Shareholder has agreed to enter into, this Lock-Up Agreement and the Option Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    Restrictions on Transfer

During a period commencing on the date upon which the Shareholder becomes the beneficial owner or record holder of the Parent Shares and ending six (6) months after the date of commencement of settlement of consideration in the Offer (the “Lock-Up Period”), the Shareholder will not, without the prior written consent of the Parent, which consent shall not be unreasonably withheld or delayed, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any Parent Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of the Parent Shares or securities convertible into or exchangeable into Parent Shares, or (iii) engage in any short selling of the Parent Shares. The Parent may impose stop-transfer instructions with respect to the Parent Shares subject to the foregoing restrictions until the end of the Lock-Up Period.

2.    Permitted Transfers

Notwithstanding Section 1 of this Lock-Up Agreement, the Shareholder may transfer all or part of the Parent Shares as follows: (i) the Shareholder may transfer the Parent Shares as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the restrictions set forth herein, (ii) if the Shareholder is an individual, the Parent Shares may be transferred either during the Shareholder’s lifetime or on death by will or intestacy to any immediate family member or to any trust for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder, provided that such immediate family member or the trustee of the trust agrees in writing to be bound by the restrictions set forth herein, and provided further that any such transfer does not involve a disposition for value, (iii) the Shareholder may transfer the Parent Shares to any entity over which the Shareholder has a controlling influence (alone or together with other shareholders of the Parent who are bound by an agreement similar to this Lock-Up Agreement), to any company within the Skanditek Industriförvaltning AB group of companies or to any member of the Gottschlich family, provided that such entity or individual agrees in writing to be bound by the restrictions set forth herein, (iv) if the Shareholder comes into serious financial difficulty (considerable risk of bankruptcy), the Shareholder may, after consultation with the Parent regarding how such measure should be taken in order to take the best interest of the shareholders of the Parent into account, transfer, use as collateral for a loan to the Shareholder or enter into any similar financial arrangement in respect of the necessary number of the Parent Shares, and (v) if a public offer relating to the Parent Shares will be launched either by a third party or by the Parent itself during the Lock-Up Period, the Shareholder may accept such offer for the Parent Shares held by the Shareholder, provided that the board of directors of the Parent has recommended the offer.

3.    Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Parent as follows:

(a)  Authority; No Violation.    The Shareholder has all necessary power and authority to enter into this Lock-Up Agreement and perform all of the Shareholder’s obligations hereunder. This Lock-Up Agreement has been duly and validly authorized, executed and delivered by the Shareholder and constitutes a valid and binding agreement of and is enforceable against the Shareholder and the Shareholder’s spouse, if the Parent Shares will constitute community property in accordance with its terms.

(b)  Ownership of Shares.    Upon the settlement of consideration in the Offer, the Shareholder will become the beneficial owner or record holder of the Parent Shares. With respect to the Parent Shares, the Shareholder will have, upon the settlement of consideration in the Offer, sole voting power, sole power of disposition and sole power to demand appraisal rights, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Lock-Up Agreement.

(c)  No Conflicts.    The execution, delivery and performance of this Lock-Up Agreement and the consummation by the Shareholder of the transactions contemplated hereby will not conflict with or constitute a violation of or default under any written contract, commitment, agreement or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound including, without limitation, any voting agreement, shareholders agreement, trust agreement or voting trust.

4.    Representations and Warranties of the Parent

The Parent hereby represents and warrants to the Shareholder as follows:

(a)  Authority; No Violation.    The Parent has all necessary power and authority to enter into this Lock-Up Agreement and perform all of the Parent’s obligations hereunder. This Lock-Up Agreement has been duly and validly authorized, executed and delivered by the Parent and constitutes a valid and binding agreement of and is enforceable against the Parent in accordance with its terms.

(b)  No Conflicts.    The execution, delivery and performance of this Lock-Up Agreement and the consummation by the Parent of the transactions contemplated hereby will not conflict with or constitute a violation of or default under any written contract, commitment, agreement or restriction of any kind to which the Parent is a party or by which the Parent is bound.

5.    Miscellaneous

5.1    Legend

If the Parent Shares are held in physical form, each certificate representing Parent Shares owned by a Shareholder or any permitted transferee shall contain the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A LOCK-UP AGREEMENT DATED NOVEMBER 30, 2003, BY AND BETWEEN THE COMPANY AND THE SHAREHOLDER, WHICH INCLUDES, WITHOUT LIMITATION, RESTRICTIONS ON TRANSFER, A COPY OF WHICH WILL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

5.2    Entire Agreement

This Lock-Up Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

5.3    Parties in Interest

This Lock-Up Agreement is binding upon and inures solely to the benefit of parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Lock-Up Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Lock-Up Agreement.

5.4    Assignment

No party may assign this Lock-Up Agreement without the prior written consent of the other parties, provided that each of the Parent and the Shareholder may assign any of its rights and obligations hereunder to any of its affiliates.

5.5    Specific Performance

The parties to this Lock-Up Agreement acknowledge that damages would be an inadequate remedy to a party hereto for an actual or prospective breach of this Lock-Up Agreement and that the obligations of a party hereto will be specifically enforceable.

5.6    Modifications

This Lock-Up Agreement may not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

5.7    Severability

The provisions of this Lock-Up Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Lock-Up Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Lock-Up Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

5.8    Governing Law

This Lock-Up Agreement will be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware without regard to the conflict of laws principles thereof.

5.9    Arbitration

Any dispute, controversy or claim arising out of or in connection with this Lock-Up Agreement, or the breach, termination or invalidity thereof shall be settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

The arbitral tribunal shall be composed of three arbitrators who shall be appointed by the Stockholm Chamber of Commerce.

The place of the arbitration shall be Stockholm, Sweden.

The language to be used in the arbitral proceedings shall be English, unless otherwise agreed.

The arbitration costs shall, unless otherwise agreed, be borne by the Parent irrespective of the outcome, provided that the Shareholder’s request for arbitration was not manifestly unfounded, in which event the costs incurred shall be borne by the Shareholder.

5.10    Counterparts

This Lock-Up Agreement may be executed in two or more counterparts or facsimile counterparts, each of which is deemed to be an original, but all of which constitute one and the same agreement.

5.11    Notices

Any notices or other communications required or permitted hereunder shall be in writing and will be deemed duly given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission or (ii) confirmed delivery by a standard overnight carrier, addressed at the following addresses (or at such other address as the parties hereto may specify by like notice):

If to Parent, to:

Powerwave Technologies, Inc.,

Att. Bruce Edwards,

1801 E. St. Andrew Place,

Santa Ana, CA 92705, USA,

Fax No. +1-714466-5801.

If to the Shareholder, to:

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement as of the date first above written.

POWERWAVE TECHNOLOGIES, INC.

Name:	Name:
Title:	Title:

ANNEX F

CURRENT LGP ALLGON BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS

Board of Directors

At present, the LGP Allgon Board of Directors is composed of ten members, including the chairman and three employee representatives. The current members of the LGP Allgon Board of Directors, their age, positions and the years of their original election are as follows:

Name	Member Since	Age	Position
Dag Tigerschiöld	1993	62	Chairman
Mikael Gottschlich	1997	43	Vice Chairman
Bengt Broman	2001	50	Director, President and Chief Executive Officer
Mats Gustavsson	1999	56	Director
Sven Hagströmer	1999	60	Director
Lars Spongberg	2003	58	Director
Per Wejke	2003	66	Director
Dan Hallgren	2004	30	Employee representative
Bo Sjösten	2003	38	Employee representative
Peter Tönnäng	2003	35	Employee representative

Dag Tigerschiöld. Chairman of the Board since 1995 and member of the Board of Directors since 1993. Mr. Tigerschiöld is also a Director of Skanditek Industriförvaltning AB, Industriförvaltnings AB Kinnevik and Investment AB Öresund. Mr. Tigerschiöld holds directly and indirectly 4,359,456 LGP Allgon Shares(1) and no LGP Allgon Warrants.

Mikael Gottschlich. Member of the Board of Directors since 1997. Previous engagements include positions as President and Chief Executive Officer of LGP Telecom until April 2002. Mr. Gottschlich is also a Director of Skanditek Industriförvaltning AB. Mr. Gottschlich holds 2,400,000 LGP Allgon Shares and 20,000 LGP Allgon Warrants.

Bengt Broman. President and Chief Executive Officer. Member of the Board of Directors since 2001. Mr. Broman has previously held the position of Chief Executive Officer of Allgon Systems AB 1997-2000. Mr. Broman is also a Director of Digital Vision AB. Mr. Broman holds 10,000 LGP Allgon Shares and 15,000 LGP Allgon Warrants.

Mats Gustavsson. Member of the Board of Directors since 1999. Previous engagements include positions within LGP Telecom 1993-2003. Mr. Gustavsson holds 801,990 LGP Allgon Shares and 25,000 LGP Allgon Warrants.

Sven Hagströmer. Member of the Board of Directors since 1999. Mr. Hagströmer is Chairman of the Board of AB Custos, Avanza AB, Investment AB Öresund and Tele2 AB. He is also a Director of HQ Fonder AB, Bilia AB and Acando Frontec AB. Mr. Hagströmer holds indirectly 100,000 LGP Allgon Shares and no LGP Allgon Warrants.

Lars Spongberg. Member of the Board of Directors since 2003. Mr Spongberg is a Director of Allgon since 2001 and is also a Partner of Nordic Capital and a Director of Munters AB, AddTech AB and Westergyllen AB. Mr. Spongberg holds no LGP Allgon Shares and no LGP Allgon Warrants.

(1)	Includes 659,056 shares held by Skanditek Industriförvaltning AB (in which company Mr. Tigerschiöld held as per December 31, 2003 approximately 26% of the shares and votes and is a director) and 3,040,000 shares held by G. Kallstrom & Co. AB a company owned to 70% by Skanditek Industriförvaltning AB and Skanditek AB (in which company Mr. Tigerschiöld is Chairman of the Board).

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Per Wejke. Member of the Board of Directors since 2003. Mr. Wejke is a Director of Allgon since 1992 and is Chairman of the Board of Teligent AB. Wejke holds directly and indirectly 28,490 LGP Allgon Shares and no LGP Allgon Warrants.

Dan Hallgren. Employee representative since 2004. Mr. Hallgren represents employees belonging to the Swedish Metal Workers’ Union (Svenska Metallindustriarbetareförbudet). Mr. Hallgren holds no LGP Allgon Shares and no LGP Allgon Warrants.

Bo Sjösten. Employee representative since 2003. Mr. Sjösten represents employees belonging to the Swedish Union of Clerical and Technical Employees in Industry (SIF). Mr. Sjösten holds 800 LGP Allgon Shares and 1,000 LGP Allgon Warrants.

Peter Tönnäng. Employee representative since 2003. Mr Tönnäng represents employees belonging to the Swedish Association of Graduate Engineers (CF). Mr. Tönnäng holds 733 LGP Allgon Shares and no LGP Allgon Warrants.

None of the above directors, including the employee representatives, has any family relationship with any other director or with any member of senior management. None of the above directors, including the employee representatives, holds any shares or other securities in Powerwave.

Senior Management

The following table sets forth the names of LGP Allgon’s current executive officers, their respective years of employment, their age and their position. The executive officers are appointed by and serve at the discretion of LGP Allgon’s Board of Directors.

Name	Year of Employment	Age	Position
Bengt Broman	2002	50	President and Chief Executive Officer
Johan Ek	1999	35	Executive Vice President, Vice President Operations
Gunnar Forsblad	2002	54	Vice President Marketing
Thord Hansson Rivedal	1994	52	Vice President Human Resources
Henrik Huss	1994	43	Vice President Product Management & Business Development
Petri Markkanen	2004	41	Vice President Sales
Mattias Nyström	1993	35	Vice President R&D
Claes Silfverstolpe	2002	55	Chief Financial Officer
Ulrika Törnqvist	2000	32	Acting Vice President Quality and Environment

Bengt Broman. See above.

Johan Ek.  Mr. Ek joined LGP Allgon in 1999. Mr. Ek holds 80,000 LGP Allgon Shares and no LGP Allgon Warrants.

Gunnar Forsblad.  Mr Forsblad joined LGP Allgon in 2002 and has previously held the position of President Marketing in Allgon Mobile Communications AB 1995-1999. Mr. Forsblad holds no LGP Allgon Shares and no LGP Allgon Warrants.

Thord Hansson Rivedal.  Mr. Hansson Rivedal joined LGP Allgon in 1994. Mr. Hansson Rivedal holds 700 LGP Allgon Shares and no LGP Allgon Warrants.

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Henrik Huss.  Mr. Huss joined LGP Allgon in 1994. Mr. Huss holds no LGP Allgon Shares and no LGP Allgon Warrants.

Petri Markkanen.  Mr. Markkanen joined LGP Allgon in 2004. Mr. Markkanen holds 6,000 LGP Allgon Shares and no LGP Allgon Warrants.

Mattias Nyström.  Mr. Nyström joined LGP Allgon in 1993. Mr. Nyström holds 45,256 LGP Allgon Shares and 5,000 LGP Allgon Warrants.

Claes Silfverstolpe.  Mr. Silfverstolpe joined LGP Allgon in 2002 and has previously held the position of CFO of Allgon 1994-2000. Mr. Silfverstolpe holds 5,500 LGP Allgon Shares and no LGP Allgon Warrants.

Ulrika Törnqvist.  Ms. Törnqvist joined LGP Allgon in 2000. Ms. Törnqvist holds no LGP Allgon Shares and no LGP Allgon Warrants.

None of the above members of senior management has any family relationship with any director or any other member of senior management. None of the above members of senior management holds any shares or other securities in Powerwave.

Remuneration

Principles

The remuneration of the Board of Directors, including the Chairman of the Board, is determined by resolution of the general meeting of shareholders. Employee representatives or other directors employed by LGP Allgon do not receive director fees. Compensation of the President and Chief Executive Officer and other members of group management (consisting of the seven senior management personnel), consists of a basic salary, variable compensation, other benefits, pension and financial instruments, etc. The distribution between basic salary and variable compensation is proportionate to the officer’s responsibility and authority. Variable remuneration for group management is in the form of bonus if consolidated earnings after financial items exceeds a certain target. In addition, group management is awarded bonuses if special reasons exist. Pension benefits and compensation in the form of financial instruments are paid as a part of total compensation. For further information about the amounts and form of remuneration to the Board of Directors and management, refer to the section entitled “—LGP Allgon Holding AB Financial Statements—Notes to the Financial Statements 2003—Note 8. Salaries, other compensation and social benefits.”

Financial Instruments

Neither the President and Chief Executive Officer nor any other members of group management were awarded or subscribed for options or any other financial instrument during the year ended December 31, 2003.

Pensions

Group management participates in either the ITP multiemployer pension plan or other defined contribution pension plan arrangements. The age of retirement for the President and Chief Executive Officer as well as for other members of group management is 65 years. The pension contribution for the President and Chief Executive Officer is 32% of pensionable income. For other members of group management, the pension contribution is an average of 30%.

Decision-making Process

Compensation of the President and Chief Executive Officer for the 2003 operating year was decided by the Board of Directors. Compensation to other members of group management was decided by the Chairman of the Board in consultation with the President and Chief Executive Officer.

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Committees of the Board

There is no nomination committee, remuneration committee or audit committee in LGP Allgon.

Auditors

LGP Allgon’s auditor is Deloitte & Touche AB, with Torbjörn Svensson (born 1953) as auditor in charge since 2003. Mr. Svensson became an authorized public accountant in 1985. The total remuneration paid to LGP Allgon’s auditors for 2003 was approximately SEK 4.4 million.(1) Of this amount, SEK 2.7 million related to audit services and SEK 1.7 million to non-audit services.

SHARE CAPITAL AND OWNERSHIP STRUCTURE

Share Capital

The share capital of LGP Allgon is SEK 49,627,900, divided into 49,627,900 shares, each with a par value of SEK 1. All shares entitle their holders to the same voting right. The table below sets forth the changes in the share capital of LGP Allgon since its formation in 1988:

Year	Transaction	Change in Number of Shares	Change in Share Capital (SEK)	Total Number of Shares	Total Share Capital (SEK)	Par Value (SEK)
1988	Formation	500	50,000	500	50,000	100
1989	New issue	9,500	950,000	10,000	1,000,000	100
1997	Split (100:1)	990,000	—	1,000,000	1,000,000	1
1997	New issue	616,000	616,000	1,616,000	1,616,000	1
1997	New issue	1,384,000	1,384,000	3,000,000	3,000,000	1
1999	Bonus issue	6,000,000	6,000,000	9,000,000	9,000,000	1
2000	New issue	4,881,929	4,881,929	13,881,929	13,881,929	1
2000	Bonus issue	13,881,929	13,881,929	27,763,858	27,763,858	1
2001	New issue	2,486,142	2,486,142	30,250,000	30,250,000	1
2003	New issue	19,377,900	19,377,900	49,627,900	49,627,900	1

Market Price Performance and Turnover

The LGP Allgon Share has been listed on the O list of Stockholm Exchange since June 5, 1997. The introductory price was set at SEK 142. The LGP Allgon Share has been listed on the Attract 40 segment of the O list since July 1, 2002.

(1)	Of which SEK 2.9 million are attributable to Deloitte & Touche.

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The performance of LGP Allgon’s share price was positive during 2003. The closing price for the year was SEK 61.00, an increase of 71% compared to the closing price in 2002. The Stockholm All Share Index rose by 30% during the same period. The year’s highest paid share price was SEK 61.50, quoted on February 15. The lowest paid share price was SEK 20.50, quoted on March 12. LGP Allgon’s total market capitalization amounted to SEK 3,027 million as of December 31, 2003. Since the shares were introduced on the Stockholm Exchange, they have risen in value by 158% up to February 15, 2004, adjusted for the bonus issues in 1999 and 2000. A total of 58.3 million shares changed hands during 2003, at a value of SEK 2,710 million, or an average of approximately 234,000 shares per trading day, which is equivalent to a turnover rate during 2003 of 131%. The chart below illustrates the price performance and trading volume of the LGP Allgon Share during the years 1997-2003.

Warrants

During 2001, LGP Allgon resolved to issue up to 500,000 warrants to all employees, including the members of the Board of Directors. The warrants entitle the holders to subscribe for a total of 500,000 LGP Allgon Shares. The warrants may be exercised until May 24, 2004. The exercise price is SEK 270 per share. Considering the current LGP Allgon share price, the exercise price and the exercise period of the warrants, the program is not expected to result in any dilution of the LGP Allgon share capital or voting rights.

During 2000, LGP Allgon issued warrants to all employees, including members of the Board of Directors. These warrants expired in June 2003.

Ownership Structure

As at December 30, 2003, LGP Allgon had 13,500 shareholders. Of all outstanding shares, 52% were held by shareholders domiciled in Sweden and 48% by shareholders domiciled elsewhere. Swedish institutions held

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6.9% of the shares and stock funds held 8.4%. The table below sets forth the 15 largest shareholdings as of December 30, 2003 (source: VPC).

Shareholders	Number of Shares	Proportion of Voting Rights and Capital, %
Gottschlich family	5,614,388	11.3
BNY GCM Client Accounts	4,394,400	8.9
UBS AG London Branch Equities	4,220,085	8.5
Skanditek group (1)	3,699,056	7.5
Morgan Stanley	3,132,954	6.3
Bear Sterns	2,646,159	5.3
Goldman Sachs	2,192,962	4.4
Skandia	1,850,602	3.7
Credit Suisse First Boston	1,170,500	2.4
DnB/Carlson fonder	961,400	1.9
Robur fonder	892,125	1.8
Mats Gustavsson	801,990	1.6
Banco fonder	791,600	1.6
Deutsche Bank AG Ldn-prime broker	730,015	1.5
The Merger Fund	691,200	1.4

Sub total	33,789,436	68.1
Other shareholders	15,838,464	31.9

Total	49,627,900	100

(1)	The Skanditek group includes G. Kallstrom & Co. AB.

The following table sets forth the size distribution of LGP Allgon’s shareholders (source: VPC).

	Number of Shareholders	Number of Shares	Proportion of Shares, %
1-500	10,432	1,607,292	3.24
501-1,000	1,761	1,263,024	2.54
1,001-5,000	1,054	2,158,187	4.35
5,001-10,000	102	731,275	1.47
10,001-15,000	28	345,036	0.70
15,001-20,000	21	368,474	0.74
20,001	103	43,154,612	86.96

Total	13,501	49,627,900	100.0

EXCERPT FROM THE ARTICLES OF ASSOCIATION OF LGP ALLGON, ETC.

The Articles of Association of LGP Allgon were adopted on October 16, 2003 and include provisions to the following effect:

Company Name

The name of the company is LGP Allgon Holding Aktiebolag. The Company is a public limited liability company (publ).

Registered Office

The registered office of the Board of Directors shall be in the Municipality of Täby in the County of Stockholm.

2-6

Corporate Objective

The objective of the Company is to—directly or indirectly through subsidiaries—manufacture and sell precision and heavy mechanical articles and tools, and engage in manufacturing, sales, rental and development of electronic equipment for telecommunications, and to pursue other operations consistent therewith.

Share Capital

The share capital shall amount to not less than SEK 27,000,000 and not more than SEK 108,000,000.

Par Value per Share

Each share shall have a par value of SEK 1.

Board of Directors

The Board of Directors shall, except for persons that may be appointed according to special legal requirements, consist of not less than three and not more than seven members. Directors shall be elected annually at the regularly scheduled annual general meeting for the period until the closing of the following regularly scheduled annual general meeting.

Auditors

One or two auditors, with one or two deputies, shall be elected by the regularly scheduled annual general meeting for the period until the closing of the regularly scheduled annual general meeting, falling on the fourth year after the election of auditors, to examine the company’s annual accounts and the administration by the President and Board of Directors.

Notices to General Meetings

Notice of calling the annual general meeting shall be effected by announcement in Post- och Inrikes Tidningar and in Svenska Dagbladet or other daily newspaper with nation-wide coverage.

Fiscal Year

The company’s fiscal year shall be January 1—December 31.

Record Date Provision

Those who on a duly adopted record day have their names entered in the share register or a list according to Chapter 3, Section 12 of the Swedish Companies Act (1975:1385) shall be deemed to be qualified to receive dividends and, in the case of stock dividend, new shares to which shareholders are entitled, and also to exercise the pre-emption rights of shareholders to participate in share offerings.

Other Information

LGP Allgon is a public limited liability company incorporated under the Swedish Companies Act, with its registered office in Täby, Sweden. LGP Allgon was registered with the Swedish Patent and Registration Office on December 20, 1988, and has conducted business since then. Its corporate registration number is 556346-2620. The Articles of Association currently in effect were adopted at the Extraordinary General Meeting of the Shareholders on October 16, 2003. Payments of dividends are managed by VPC.

2-7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

(a)  As permitted by the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

(b)  The Registrant has entered into indemnification agreements with each of its directors and officers which provide for the indemnification of such persons against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q as filed with the Securities and Exchange Commission on August 15, 2000).

3.1.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A as filed with the Securities and Exchange Commission on June 4, 2001).

3.2.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

4.1	Rights Agreement, dated as of June 1, 2001 between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A12G as filed with the Securities and Exchange Commission on June 4, 2001).

4.1.1	First Amendment to Rights Agreement, dated June 19, 2003, between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 2 to Registrant’s Form 8-A12G/A as filed with the Securities and Exchange Commission on July 10, 2003).

4.2	Indenture, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

4.3	Registration Rights Agreement, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

Exhibit Number	Description
4.4	Form of Global 1.25% Convertible Subordinated Note Due 2008 (incorporated by reference to Exhibit 4.4 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

5.1	Opinion of Stradling Yocca Carlson & Rauth.**

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche AB.

23.4	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).**

25.1	Statement of Eligibility and Qualification of the Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1 (incorporated by reference to Exhibit 25.1 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

99.3	Non-solicitation Agreement dated November 30, 2003, by and between LGP Allgon Holding AB and the registrant (included as Annex C to the Proxy Statement/Prospectus contained in this registration statement).

99.4	Form of Option Agreement dated November 30, 2003, by and between the registrant and each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallström & Co AB and Dag Tigerschiöld (included as Annex D to the Proxy Statement/Prospectus contained in this registration statement).

99.5	Form of Lockup Agreement dated November 30, 2003, by and between the registrant and each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallström & Co AB and Dag Tigerschiöld (included as Annex E to the Proxy Statement/Prospectus contained in this registration statement).

99.6	Form of Proxy Card for shareholders of the registrant (included at end of the Proxy Statement/Prospectus contained in this registration statement).

99.7	Consent of Deutsche Bank Securities Inc.**

99.8	Consent of Merrill Lynch International.**

99.9	Form of Acceptance Letter*

99.10	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

*	To be filed by amendment.
**	Previously filed.

Item 22.	Undertakings

(a)(1)  Powerwave hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2)  Powerwave undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  Powerwave hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Powerwave’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)(1)  Powerwave hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (2)  Powerwave hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on March 26, 2004.

POWERWAVE TECHNOLOGIES, INC.

By:	/s/ BRUCE C. EDWARDS

Bruce C. Edwards
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Bruce C. Edwards	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2004

* Kevin T. Michaels	Senior Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	March 26, 2004

* John L. Clendenin	Chairman of the Board of Directors	March 26, 2004

* Eugene L. Goda	Director	March 26, 2004

* David L. George	Director	March 26, 2004

* Andrew Sukawaty	Director	March 26, 2004

* Carl W. Neun	Director	March 26, 2004

* Daniel A. Artusi	Director	March 26, 2004

*By:	/s/ KEVIN T. MICHAELS

Kevin T. Michaels Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q as filed with the Securities and Exchange Commission on August 15, 2000).

3.1.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A as filed with the Securities and Exchange Commission on June 4, 2001).

3.2.1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

4.1	Rights Agreement, dated as of June 1, 2001 between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-A12G as filed with the Securities and Exchange Commission on June 4, 2001).

4.1.1	First Amendment to Rights Agreement, dated June 19, 2003, between Powerwave Technologies, Inc. and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 2 to Registrant’s Form 8-A12G/A as filed with the Securities and Exchange Commission on July 10, 2003).

4.2	Indenture, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

4.3	Registration Rights Agreement, dated as of July 18, 2003, by and between Powerwave Technologies, Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

4.4	Form of Global 1.25% Convertible Subordinated Note Due 2008 (incorporated by reference to Exhibit 4.4 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

5.1	Opinion of Stradling Yocca Carlson & Rauth.**

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche AB.

23.4	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).**

25.1	Statement of Eligibility and Qualification of the Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1 (incorporated by reference to Exhibit 25.1 to Registrant’s Form S-3 as filed with the Securities and Exchange Commission on August 4, 2003).

Exhibit Number	Description

99.3	Non-solicitation Agreement dated November 30, 2003, by and between LGP Allgon Holding AB and the registrant (included as Annex C to the Proxy Statement/Prospectus contained in this registration statement).

99.4	Form of Option Agreement dated November 30, 2003, by and between the registrant and each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallström & Co AB and Dag Tigerschiöld (included as Annex D to the Proxy Statement/Prospectus contained in this registration statement).

99.5	Form of Lockup Agreement dated November 30, 2003, by and between the registrant and each of Mikael Gottschlich, Eva Gottschlich, Manfred Gottschlich, Skanditek Industriförvaltning AB, G. Kallström & Co AB and Dag Tigerschiöld (included as Annex E to the Proxy Statement/Prospectus contained in this registration statement).

99.6	Form of Proxy Card for shareholders of the registrant (included at end of the Proxy Statement/Prospectus contained in this registration statement).

99.7	Consent of Deutsche Bank Securities Inc.**

99.8	Consent of Merrill Lynch International.**

99.9	Form of Acceptance Letter.*

99.10	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

*	To be filed by amendment.
**	Previously filed.

POWERWAVE TECHNOLOGIES, INC.

REVOCABLE PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 27, 2004

The undersigned shareholder(s) of Powerwave Technologies, Inc. (the “Company”) hereby acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement, each dated March 26, 2004 and nominates, constitutes and appoints Bruce C. Edwards and Kevin T. Michaels, and each of them, the attorney, agent and proxy of the undersigned, with full power of substitution, to vote all stock of Powerwave which the undersigned is entitled to vote at the Special Meeting of Shareholders of Powerwave to be held at the offices of the Company located at 1801 E. St. Andrew Place, Santa Ana, California on Tuesday, April 27, 2004 at 9:00 a.m., and any and all adjournments thereof, as fully with the same force and effect as the undersigned might or could do if personally present thereat, upon and in respect of the matters described below and in accordance with the instructions below:

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSALS ONE AND

TWO. THE PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED “FOR” PROPOSALS ONE

AND TWO UNLESS OTHERWISE INDICATED, IN WHICH CASE THE PROXY SHALL BE VOTED IN

ACCORDANCE WITH SUCH INSTRUCTIONS.

•	MARK, SIGN AND DATE YOUR PROXY CARD
•	DETACH YOUR PROXY CARD
•	RETURN YOUR PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED

Please Detach Here

ê    You Must Detach This Portion of the Proxy Card    ê

Before Returning it in the Enclosed Envelope

ê    DETACH PROXY CARD HERE    ê

1.	To approve the issuance and exchange of up to 54,600,000 shares of Powerwave common stock to LGP Allgon shareholders in connection with the Exchange Offer.	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	To approve an amendment to Powerwave’s Amended and Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 135,000,000 shares, $0.0001 par value per share, to 250,000,000 shares, $0.0001 par value per share.	☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to transact such other business as may properly come before the meeting or any adjournment or postponement thereof, including procedural and other matters relating to the conduct of the meeting.

Number of Shares:

Dated: , 2004

I/We ☐ do ☐ do not expect to attend the Special Meeting.	(Please Print Name)

Number of Persons to attend:

(Signature of Shareholder(s))

(Please date this Proxy and sign your name as it appears on your stock certificates. Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)